As filed with the Securities and Exchange Commission on February 26, 2007

Registration No. 333-138906

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

SEC File No 811-09389

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐

Pre-Effective Amendment No. 1	☒

Post-Effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 49	☒

PACIFIC SELECT EXEC SEPARATE ACCOUNT OF PACIFIC LIFE & ANNUITY COMPANY
(Exact Name of Registrant)

PACIFIC LIFE & ANNUITY COMPANY
(Name of Depositor)

700 Newport Center Drive
P.O. Box 9000
Newport Beach, California 92660
(Address of Depositor’s Principal Executive Office)

(949) 219-7286
(Depositor’s Telephone Number, including Area Code)

Charlene Grant, Esq.
Assistant Vice President
Pacific Life & Annuity Company
700 Newport Center Drive
P.O. Box 9000
Newport Beach, California 92660
(Name and Address of Agent for Service of Process)

Copies to:

Jeffrey S. Puretz, Esq.
Dechert
1775 Eye Street, N.W.
Washington, D.C. 20006-2401

It is proposed that this filing will become effective:

☐	immediately upon filing pursuant to paragraph (b) of Rule 485

☐	on __________________, pursuant to paragraph (b) of Rule 485

☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485

☐	on __________________, pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

☐	This post-effective amendment designates a new date for a previously filed post-effective amendment.

Title of securities being registered: interests in the Separate Account under Pacific Select Exec IV-NY Flexible Premium Variable Life Insurance Policies.

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Filing fee: None

PACIFIC SELECT
EXEC IV-NY                PROSPECTUS                     , 2007
Pacific Select Exec IV-NY is a flexible premium variable life insurance policy issued by Pacific Life & Annuity Company.
• Flexible premium means you can vary the amount and frequency of your premium payments.
• Variable means the policy’s value depends on the performance of the investment options you choose.
• Life insurance means the policy provides a death benefit to the beneficiary you choose.

This policy is not available in all states. This prospectus is not an offer in any state or jurisdiction where we’re not legally permitted to offer the policy.
The policy is described in detail in this prospectus and its Statement of Additional Information (SAI). Each fund is described in its prospectus and in its SAI. No one has the right to describe the policy or any fund any differently than they have been described in these documents.
You should be aware that the Securities and Exchange Commission (SEC) has not reviewed the policy for its investment merit, and does not guarantee that the information in this prospectus is accurate or complete. It’s a criminal offense to say otherwise.
PL&A does not provide legal or tax advice. Any statement contained in this communication is not intended or written to be legal or tax advice, nor may it be used for the purpose of avoiding any tax penalties that may be imposed on the taxpayer. Any taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

This prospectus provides information that you should know before buying a policy. It’s accompanied by the current prospectuses for the funds that provide the underlying portfolios for the variable investment options offered under the policy. The variable investment options are funded by the Pacific Select Exec Separate Account of PL&A. Please read these prospectuses carefully and keep them for future reference.
Here’s a list of all of the investment options available under your policy:
VARIABLE INVESTMENT OPTIONS
Pacific Select Fund

International Value
International Small-Cap
Diversified Research
Equity
American Funds® Growth-Income
American Funds® Growth
Technology
Short Duration Bond
Concentrated Growth
Diversified Bond
Growth LT
Focused 30	Health Sciences
Mid-Cap Value
Large-Cap Growth
  (formerly Blue Chip)
Capital Opportunities
International Large-Cap
Equity Index
Small-Cap Index
Fasciano Small Equity
Small-Cap Value
Multi-Strategy
Main Street® Core	Emerging Markets Managed Bond Inflation Managed Money Market High Yield Bond Large-Cap Value Comstock Mid-Cap Growth Real Estate VN Small-Cap Value

Fidelity® Variable Insurance Products Funds
Fidelity VIP Contrafund® Service Class 2 Fidelity VIP Growth Service Class 2	Fidelity VIP Mid Cap Service Class 2 Fidelity VIP Value Strategies Service Class 2

BlackRock Variable Series Funds, Inc.
BlackRock Basic Value V.I. Fund Class III	BlackRock Global Allocation V.I. Fund Class III

T. Rowe Price Equity Series, Inc.
T. Rowe Price Blue Chip Growth Portfolio – II	T. Rowe Price Equity Income Portfolio – II

Van Eck Worldwide Insurance Trust
Van Eck Worldwide Hard Assets Fund
FIXED OPTIONS
Fixed Account
Fixed LT Account

YOUR GUIDE TO THIS PROSPECTUS

BENEFITS AND RISKS OF PACIFIC SELECT EXEC IV-NY
This overview tells you some key things you should know about your policy. It’s designed as a summary only – please read the entire prospectus and your policy for more detailed information, or contact us or your registered representative for additional information about your policy.
The policy is offered for sale in all jurisdictions where we are authorized to do business and where the policy is approved by the appropriate insurance department or regulatory authorities. Individual policy features may not be available in all states or may vary by state. The state in which your policy is issued governs whether or not certain features, riders, charges and fees are allowed in your policy. Any significant variations from the information appearing in this prospectus which are required due to individual state requirements are contained in your policy, or provided by separate endorsement. You should refer to your policy for these state specific features.

Benefits of your policy

Flexibility

The policy is designed to be flexible to meet your specific life insurance needs. Within certain limits, you can:

•	choose the timing, amount and frequency of premium payments

•	change the death benefit option

•	increase or decrease the policy’s face amount

•	change the beneficiary

•	change your investment selections.

Death Benefit

You may choose one of three death benefit options:

•	Option A – your death benefit will be the face amount of your policy.

•	Option B – your death benefit will be the face amount of your policy plus its accumulated value.

•	Option C – your death benefit will be the face amount of your policy plus the total premiums you’ve paid minus any withdrawals or distributions made.
The guideline minimum death benefit is the minimum death benefit that we must pay to ensure that your policy qualifies as life insurance. You may choose between two ways to calculate the guideline minimum death benefit:

•	cash value accumulation test – generally does not limit the amount of premiums you can pay into your policy.

•	guideline premium test – limits the amount of premiums you can pay on your policy, and the guideline minimum death benefit will generally be smaller than under the cash value accumulation test.
The test you choose will generally depend on the amount of premiums you want to pay relative to your desired death benefit.

BENEFITS AND RISKS OF PACIFIC SELECT EXEC IV-NY

The death benefit will always be the greater of the death benefit under the option you choose or the guideline minimum death benefit.

Accumulated Value

Accumulated value is the value of your policy on any business day. It is not guaranteed – it depends on the performance of the investment options you’ve chosen, the premium payments you’ve made, policy charges, and how much you’ve borrowed or withdrawn from the policy.
You can access your accumulated value in several ways:

•	Withdrawals – you can withdraw part of your policy’s net cash surrender value.

•	Loans – you can take out a loan from us using your policy’s accumulated value as security.

•	Surrender – you can surrender or cash in your policy for its net cash surrender value while the insured is still living.

•	Income benefits – you can use withdrawal or surrender benefits to buy an income benefit that provides a monthly income. In addition, your policy’s beneficiary can use death benefit proceeds to buy an income benefit.

Investment options

You can choose from a selection of variable investment options, each of which invests in a corresponding portfolio of the Pacific Select Fund, the Fidelity Variable Insurance Products Funds, the BlackRock Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust. The policy also offers two fixed investment options, both of which provide a guaranteed minimum rate of interest.
You can transfer among the investment options during the life of your policy without paying any current income tax. There is currently no charge for transfers.

Tax benefits

Your beneficiary generally will not have to pay federal income tax on death benefit proceeds.
You’ll also generally not be taxed on any or all of your policy’s accumulated value unless you receive a cash distribution.

Risks of your policy

Long-term financial planning

This policy is designed to provide a death benefit for family members or others or to help meet other long-term financial objectives. It is not suitable as a short-term savings vehicle. It may not be the right kind of policy if you plan to withdraw money or surrender your policy for short-term needs. Taking a withdrawal or surrendering your policy may incur charges. See the Fee tables and your policy for charges assessed when withdrawing from or surrendering your policy.
Please discuss your insurance needs and financial objectives with your registered representative.

Premium payments

Federal tax law puts limits on the premium payments you can make in relation to your policy’s death benefit. We may refuse all or part of a premium payment you make, or remove all or part of a premium from your policy and return it to you under certain circumstances.

Lapse

Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause your policy to lapse – which means you’ll no longer have any insurance coverage. There are costs associated with reinstating a lapsed policy.
There is no guarantee that your policy will not lapse even if you pay your planned periodic premium. You should consider a periodic review of your coverage with your registered representative.

Investment performance

Each variable investment option invests in a corresponding portfolio of the Pacific Select Fund, the Fidelity Variable Insurance Products Funds, the BlackRock Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust. The value of each portfolio fluctuates with the value of the investments it holds. Returns are not guaranteed. You bear the investment risk of any variable investment option you choose.
See each fund’s prospectus for more information on the underlying portfolios and their individual risks.

Withdrawals and loans

Making a withdrawal or taking out a loan may:

•	change your policy’s tax status

•	reduce your policy’s face amount

•	reduce your policy’s death benefit

•	reduce the death benefit proceeds paid to your beneficiary

•	make your policy more susceptible to lapsing.
Your policy’s withdrawal feature is not available until your first policy anniversary.
Be sure to plan carefully before using these policy benefits.

Tax consequences of withdrawals,
surrenders and loans

You may be subject to income tax if you take any withdrawals or surrender the policy, or if your policy lapses and you have not repaid any outstanding policy loan amount.
If your policy is a modified endowment contract, all distributions you receive during the life of the policy may be subject to tax and a 10% penalty.
There are other tax issues to consider when you own a life insurance policy. These are described in more detail in Variable life insurance and your taxes.

FEE TABLES
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please read the entire prospectus, your policy and the SAI for more detailed information regarding these fees and expenses.
 Transaction fees

This table describes the fees and expenses that you will pay at the time you buy the policy, surrender the policy, or transfer accumulated value between investment options.

CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED

Maximum premium load	Upon receipt of premium	6.35% of premium

Maximum surrender charge
Basic coverage	Upon full surrender of policy during the first 10 policy years and on any face amount increase for 10 policy years from effective date of coverage layer	$0.03–$39.89 per $1,000 of face amount[1]

Charge at end of policy year 1 for a male non-smoker who is age 35 at policy issue who elects:
Death Benefit Option A or C		$6.30 per $1,000 of face amount
Death Benefit Option B		$8.29 per $1,000 of face amount

Additional coverage		No surrender charge

ABR coverage		No surrender charge

Withdrawal charge	Upon partial withdrawal of accumulated value	$25 per withdrawal

Transfer fees	Upon transfer of accumulated value between investment options	$25 per transfer in excess of 12 per policy year[2]

OPTIONAL RIDER

Overloan protection rider	Upon exercise of rider	1.12%–4.52% of accumulated value

ADMINISTRATIVE AND UNDERWRITING SERVICE FEES

Face amount increase	Upon effective date of requested face amount increase	$100[3]

Audits of premium/loan	Upon request of audit of over 2 years or more	$25

Duplicate policy	Upon request for duplicate policy[4]	$50

Illustration request	Upon request of policy illustration in excess of 1 per year	$25

Death benefit option change	Upon request for death benefit option change	$100[4]

Risk classification change	Upon request for risk classification change	$100[4]

Adding or increasing an optional rider	Upon approval of specific request	$100

1	The surrender charge is based on the death benefit option elected, and age and risk class of the insured on the policy date or on the effective date of a later coverage layer. The surrender charge decreases monthly until it is reduced to $0 in policy year 11 and thereafter. The surrender charge shown in the table may not be typical of the surrender charge you will pay. Ask your registered representative for information on this charge for your policy. The surrender charge for your policy will be stated in the policy specifications.

2	There is no charge currently imposed on a transfer.

3	We do not currently charge a fee for face amount increase, death benefit option change or risk classification change requests.

4	Certificate of coverage available without charge.

 Periodic charges other than fund operating expenses

This table describes the fees and expenses that you will pay periodically during the time you own the policy, not including portfolio fees and expenses.

AMOUNT DEDUCTED—
	WHEN CHARGE IS	MAXIMUM GUARANTEED	AMOUNT DEDUCTED—
CHARGE	DEDUCTED	CHARGE	CURRENT CHARGES

Administrative charge[1]	Monthly payment date	$7.50	Same

Asset charge[1]	Monthly payment date	During the first 10 policy years: 0.75% annually (0.0625% monthly) of the first $25,000 of accumulated value in the variable investment options, plus 0.35% annually (0.0292% monthly) of the accumulated value in the variable investment options in excess of $25,000	Same

Policy year 11 and thereafter: 0.45% annually (0.0375% monthly) of the first $25,000 of accumulated value in the variable investment options, plus 0.05% annually (0.0042% monthly) of the accumulated value in the variable investment options in excess of $25,000

Basic Coverage

Cost of insurance[1,2] Minimum and maximum	Monthly payment date	$0.04– $83.34 per $1,000 of a discounted net amount at risk*	$0.04– $17.61 per $1,000 of discounted net amount at risk

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue		$0.14 per $1,000 of a discounted net amount at risk	Same

Coverage charge[1,3] Minimum and maximum	Monthly payment date	$0.01– $0.28 per $1,000 of coverage layer face amount	Same

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue and elects:
Death benefit option A		$0.12 per $1,000 of coverage layer face amount	Same
Death benefit option B		$0.17 per $1,000 of coverage layer face amount	Same

Additional Coverage

Cost of insurance[1,2] Minimum and maximum	Monthly payment date	$0.06–$83.34 per $1,000 of a discounted net amount at risk	$0.04–$16.90 per $1,000 of discounted net amount at risk

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue		$0.60 per $1,000 of a discounted net amount at risk	Same

Coverage charge[1,3] Minimum and maximum	Monthly payment date	$0.01–$0.28 per $1,000 of coverage layer face amount	$0

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue and elects:
Death benefit option A		$0.12 per $1,000 of coverage layer face amount	$0
Death benefit option B		$0.17 per $1,000 of coverage layer face amount	$0

FEE TABLES

AMOUNT DEDUCTED—
	WHEN CHARGE IS	MAXIMUM GUARANTEED	AMOUNT DEDUCTED—
CHARGE	DEDUCTED	CHARGE	CURRENT CHARGES

ABR Coverage

Cost of insurance[1,2] Minimum and maximum	Monthly payment date	$0.04–$83.34 per $1,000 of a discounted net amount at risk	$0.04–$17.61 per $1,000 of discounted net amount at risk

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue		$0.14 per $1,000 of a discounted net amount at risk	Same

Coverage charge[1,3] Minimum and maximum	Monthly payment date	$0–$0.86 per $1,000 of coverage layer face amount	Same

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue		$0 per $1,000 of coverage layer face amount	Same

OTHER POLICY BENEFITS

Loan interest charge	Policy anniversary	3.55% of policy’s loan account balance annually[4]	Same

OPTIONAL BENEFITS Minimum and Maximum[5]

Annual renewable and convertible term rider	Monthly payment date	$0.06–$83.34 per $1,000 of a discounted net amount at risk	$0.02–$21.34 per $1,000 of discounted net amount at risk
Charge during policy year 1 for a female nonsmoker who is age 35 at policy issue		$0.06 per $1,000 of discounted net amount at risk	Same

Children’s term rider	Monthly payment date	$1.05 per $1,000 of coverage	Same

Disability benefit rider	Monthly payment date	$0.40–$1.00 per $10 of monthly benefit	Same

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue		$0.40 per $10 of monthly benefit	Same

Guaranteed insurability rider	Monthly payment date	$0.10–$0.29 per $1,000 of monthly benefit	Same

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue		$0.28 per $1,000 of monthly benefit	Same

Waiver of charges rider	Monthly payment date	$0.04–$0.54 per $1,000 of coverage	Same

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue		$0.06 per $1,000 of coverage	Same

*	Net amount at risk is the difference between the death benefit that would be payable if the insured died and the accumulated value of your policy. At the beginning of each policy month, we divide the death benefit that would be payable under your policy by 1.002466, and then we subtract your policy’s accumulated value before monthly charges are taken from this amount. The result is your policy’s discounted net amount at risk used in cost of insurance calculations.

1	This charge is reduced to zero on and after your policy’s monthly deduction end date.

2	Cost of insurance rates apply uniformly to all members of the same class. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your policy specifications will indicate the guaranteed cost of insurance rates applicable to your policy, and more detailed information about your cost of insurance rates is available on request from your registered representative or us. Also, before you purchase the policy, you may request personalized illustrations of your future benefits under the policy based on the insured’s class, the death benefit option, face amount, planned periodic premiums, and any riders requested. Cost of insurance rates for your policy will be stated in the policy specifications and calculated per $1.00 of coverage. For an example of how the cost of insurance rates of the coverage components work together to affect your monthly deduction for this charge, see Appendix B.

3	The coverage charge rate is based on the death benefit option elected, and the age and risk classification of the insured and the face amount on the policy date. Each coverage layer will have a corresponding coverage charge related to the amount of the increase, based on the age and risk classification of the insured at the time of the increase. Ask your registered representative for information on this charge for your policy. The coverage charges shown in the table may not be typical of the charges you will pay. The coverage charge for your policy will be stated in the policy specifications. For an example of how the coverage charge rates of the coverage components work together to affect your monthly deduction for this charge, see Appendix B.

4	Interest owing on the amount you borrow accrues daily at the annual rate. Interest accrued during a policy year is due on your policy anniversary. If you do not pay interest when due, we transfer an amount equal to the interest that was due from your accumulated value and add it to your loan. Loan interest not paid begins accruing interest on the day it is due.

5	Riders are briefly described under The death benefit: Optional riders and more information appears in the SAI. Except for the Childrens term rider, rider charges are based on the age and risk classification of the person insured under the rider on the effective date of the rider. The rider charges shown in the table may not be typical of the charges you will pay. Your policy specifications will indicate the optional rider charge rates applicable to your policy, and more detailed information concerning your optional rider charges is available on request from your registered representative or us. Ask your registered representative for information on optional rider charges for your policy.

6	Guaranteed insurability rider is only available to insureds age 37 and under at policy issue.
 Total annual fund operating expenses
This table shows the minimum and maximum total operating expenses charged by the portfolios that you may pay periodically during the time that you own the policy. This table shows the range (minimum and maximum) of fees and expenses charged by any of the portfolios, expressed as a percentage of average daily net assets, for the year ended December 31, 2005, adjusted to reflect anticipated fees and expenses of new portfolios.
Each variable account of the separate account purchases shares of the corresponding fund portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the policy, and they may vary from year to year. These fees and expenses are described in each fund’s prospectus.

	Minimum	Maximum

Total annual portfolio operating expenses[1]	0.29%	1.57%

1	Amounts shown are gross expenses deducted from portfolio assets, including advisory fees, 12b-1 distribution expenses, and other expenses.

To help limit Pacific Select Fund expenses, Pacific Life, adviser to the Pacific Select Fund, has contractually agreed to reduce its investment advisory fees or otherwise reimburse each portfolio of Pacific Select Fund, except the American Funds Growth-Income portfolio, for its operating expenses (including organizational expenses, but not including advisory fees; additional costs associated with foreign investing (including foreign taxes on dividends, interest, or gains); interest (including commitment fees); taxes; brokerage commissions and other transactional expenses; extraordinary expenses such as litigation expenses, and other expenses not incurred in the ordinary course of each portfolio’s business; and expenses of any counsel or other persons or services retained by the Pacific Select Fund’s independent trustees) that exceed an annual rate of 0.10% of a portfolio’s average daily net assets. Such reduction or reimbursement is subject to repayment to Pacific Life, for a period of time as permitted under regulatory and/or accounting standards (currently 3 years from the end of the fiscal year in which the reimbursement took place), to the extent such expenses fall below the 0.10% expense cap in future years. Any amounts repaid to Pacific Life will have the effect of increasing such expenses of the portfolio, but not above the 0.10% expense cap. There is no guarantee that Pacific Life will continue to cap expenses after April 30, 2007. Until May 1, 2007, or if earlier, such time as the American Funds Growth-Income and American Funds Growth portfolios no longer invest substantially all of their assets in a master fund, Pacific Life will limit its total investment advisory fee to 0.36% for each portfolio (not including advisory fees paid by the master fund). Also, in the case of the American Funds Growth-Income portfolio, Pacific Life has contractually agreed to waive all or part of its investment advisory fees or otherwise reimburse the portfolio for its ordinary operating expenses, including advisory fees, and the proportionate share of the net fees and expenses of the master fund, but excluding extraordinary expenses including litigation, that exceed the annual rate of 1.01% of its average daily net assets until April 28, 2008.

Effective May 1, 2005, Pacific Select Fund entered into an Advisory Fee Reduction Program (“program”), which may lower the advisory fee paid to Pacific Life under the investment advisory agreement. Pursuant to this program, Pacific Life has agreed to waive 0.00125% of its advisory fee for the period from May 1, 2005 through April 30, 2007. See the Pacific Select Fund prospectus for details on fees and expenses of the Pacific Select Fund and on the program.

TERMS USED IN THIS PROSPECTUS
In this prospectus, you and your mean the policyholder or owner. PL&A, we, us and our refer to Pacific Life & Annuity Company. Fund, or, collectively, the funds, refer to one of the funds providing underlying portfolios for the variable investment options offered under the policy. Policy means a Pacific Select Exec IV-NY variable life insurance policy, unless we state otherwise. Pacific Life and the administrator mean Pacific Life Insurance Company.
We’ve tried to make this prospectus easy to read and understand, but you may find some words and terms that are new to you. We’ve identified some of these below.
If you have any questions, please ask your registered representative or call us at 1-800-800-7681.
Accumulated value – the total amount of your policy’s value allocated to the variable investment options and the fixed options, plus the amount in the loan account, on any business day.
Age – at issue, the insured’s age on his/her birthday nearest the policy date. We add one year to this age on each policy anniversary date.
Beneficiary – the person, people, entity or entities you name to receive the death benefit proceeds.
Business day – any day that the New York Stock Exchange and our life insurance operations center are open. It usually ends at 4:00 p.m. Eastern time. A business day is called a valuation date in your policy.
Cash surrender value – the policy’s accumulated value less any surrender charge.
Cash value accumulation test – one of two death benefit qualification tests available under the policy, and defined in Section 7702(b) of the tax code.
Class – a subgroup of policy owners determined by a number of factors, including the age and risk class of the insured, death benefit election, face amount, and the policy duration.
Coverage components – provide life insurance coverage on the Insured. There are three coverage components: basic coverage, additional coverage and ABR coverage. Basic coverage is a required coverage component. Additional coverage and ABR coverage are optional coverage components.
Coverage layer – is the amount of coverage purchased at a given time for a coverage component. Each coverage component may have one or more coverage layers. Each coverage layer has an associated face amount, risk class, effective date, and charges.
Death benefit – the amount which is payable on the date of the insured’s death.
Death benefit proceeds – the amount which is payable to the beneficiary on the date of the insured’s death, adjusted as provided in the policy.
Death benefit qualification test – determines what the minimum guideline minimum death benefit should be in relation to a policy’s accumulated value. Each test available under the policy is defined in Section 7702 of the tax code.
Face amount – the minimum death benefit for so long as your policy remains in force. The face amount may be increased or decreased under certain circumstances.
Fixed options – the Fixed account and Fixed LT account, which are part of our general account.
General account – includes all of our assets, except for those held in the separate account, or any of our other separate accounts.
Guideline minimum death benefit – the minimum death benefit needed for the policy to qualify as life insurance under Section 7702 of the tax code.
Guideline premium limit – the maximum amount of premium or premiums that can be paid for any given face amount in order to qualify the policy as life insurance for tax purposes as specified in the guideline premium test.
Guideline premium test – one of two death benefit qualification tests available under the policy, and defined in Section 7702(a)(2) of the tax code.

Illustration – a display of policy benefits based upon the assumed age and risk class of an insured, face amount of the policy, death benefit, premium payments, and historical or hypothetical gross rate of return.
In force – all requirements for the policy to provide a death benefit on the insured and other contractual benefits have been met.
Insured – the person on whose life the policy is issued.
Investment option – a variable investment option or fixed option.
Loan account – an account which holds amounts transferred from the investment options as collateral for policy loans.
Monthly deduction end date – the policy anniversary on and after which we do not deduct a monthly charge. The monthly deduction end date for your policy is shown in the policy specifications and does not change for the life of the insured. Currently, the monthly deduction end date for all policies is the policy anniversary when the insured is age 100.
Modified endowment contract – a type of life insurance policy as described in Section 7702A of the tax code, which receives different tax treatment on distributions of cash value than conventional life insurance policies. Classification of a policy as a modified endowment contract is generally dependent on the amount of premium paid during the first seven policy years, or after a material change has been made to the policy.
Monthly payment date – the day we deduct monthly charges from your policy’s accumulated value. The first monthly payment date is your policy date, and it’s the same day each month thereafter.
Net amount at risk – the difference between the death benefit payable if the insured died and the accumulated value of your policy.
Net cash surrender value – the cash surrender value less any policy debt.
Net premium – premium paid less any premium load deducted.
Net single premium – the amount of premium needed to fund future benefits under the policy as specified in the cash value accumulation test.
Policy anniversary – the same day as your policy date every year after we issue your policy.
Policy date – the date used to determine the monthly payment date, policy months, policy years, and policy monthly, quarterly, semi-annual and annual anniversaries. The term “issue date” is substituted for policy date for policies issued in Massachusetts.
Policy debt – the amount in the loan account, plus any interest you owe.
Policy specifications – summarize information specific to your policy at the time the policy is issued. We’ll send you updated policy specification pages if you change your policy’s face amount or any of the policy’s other benefits.
Policy year – starts on your policy date and each anniversary date, and ends on the day before the next anniversary date.
Riders – provide extra benefits, some at additional cost.
Risk class – is based on the insured’s gender, health, and tobacco use and is used to calculate certain policy charges.
Separate account – the Pacific Select Exec Separate Account of Pacific Life & Annuity, a separate account of ours registered as a unit investment trust under the Investment Company Act of 1940. The separate account was established on September 24, 1998 under Arizona law under the authority of our Board of Directors.
Tax code – the Internal Revenue Code.
Variable account – a subaccount of the separate account which invests in shares of a corresponding portfolio of an underlying fund.
Variable investment option – a variable account.
Written request – your signed request in writing, or on a form we provide, and received by us.

PACIFIC SELECT EXEC IV-NY BASICS
Pacific Select Exec IV-NY is a flexible premium variable life insurance policy that insures the life of one person and pays death benefit proceeds after that person has died.
When you buy a Pacific Select Exec IV-NY life insurance policy, you’re entering into a contract with Pacific Life & Annuity Company. Your contract with us is made up of your application, your policy, applications to change or reinstate the policy, any amendments, riders or endorsements to your policy, and specification pages.
Issuing the policy
When we approve your signed application, we’ll issue your policy. If your application does not meet our underwriting and administrative requirements, we can reject it or ask you for more information. Your policy will be sent to your registered representative for delivery to you. You will be asked to sign a policy delivery receipt. For policy delivery status, check with your registered representative.
Our obligations to you under the policy begin when it is in force. We consider your policy in force when the following requirements are met:

•	all necessary contractual and administrative requirements are met, and

•	we receive and apply the initial premium to the policy.
If there are any outstanding contractual or administrative requirements that prevent your policy from being placed in force, your registered representative will review them with you no later than when the policy is delivered. See How premiums work: Your initial premium for more information.
Your policy will be in force until one of the following happens:

•	the person insured by the policy dies

•	the grace period expires and your policy lapses, or

•	you surrender your policy.
If your policy is not in force when the insured dies, we are not obligated to pay the death benefit proceeds to your beneficiary.
Owners, the insured, and beneficiaries
Owners
The owner is the person named on the application who makes the decisions about the policy and its benefits while it’s in force. You can own a policy by yourself or with someone else. Two or more owners are called joint owners. You need the signatures of all owners for all policy transactions.
If one of the joint owners dies, the surviving owners will hold all rights under the policy. If the last joint owner dies, his or her estate will own the policy unless you’ve given us other instructions.
You can change the owner of your policy by completing a change of owner form. Once we’ve received and recorded your request, the change will be effective as of the day you signed the change of owner form. Please contact us or your registered representative for a change of owner form. We can process the change only if we receive your written request. You should consult your financial advisor or a lawyer about designating ownership interests.
The insured
This policy insures the life of one person who is age 85 or younger at the time you apply for your policy, and who has given us satisfactory evidence of insurability. The policy pays death benefit proceeds after the insured has died.
The insured is assigned an underwriting or insurance risk class which we use to calculate cost of insurance and other charges. Most insurance companies use similar risk classification criteria. We normally use the medical or paramedical underwriting method to assign underwriting or insurance risk classes, which may require a medical examination. We may, however, use other forms of underwriting if we think it’s appropriate.
When we use a person’s age in policy calculations, we generally use his or her age as of the nearest policy date, and we add one year to this age on each policy anniversary date. For example, when we talk about someone “reaching age 100”, we’re referring to the policy anniversary date closest to that person’s 100th birthday, not to the day when he or she actually turns 100.

Beneficiaries
Here are some things you need to know about naming beneficiaries:

•	You can name one or more primary beneficiaries who each receive an equal share of the death benefit proceeds unless you tell us otherwise. If one beneficiary dies, his or her share will pass to the surviving primary beneficiaries in proportion to the share of the proceeds they’re entitled to receive, unless you tell us otherwise.

•	You can also name a contingent beneficiary for each primary beneficiary you name. The contingent beneficiary will receive the death benefit proceeds if the primary beneficiary dies.

•	You can choose to make your beneficiary permanent (sometimes called irrevocable). You cannot change a permanent beneficiary’s rights under the policy without his or her permission.
If no beneficiary is living when the death benefit proceeds are payable, you, as the policy owner, will receive the proceeds. If you’re no longer living, the proceeds will go to your estate.
You can change your beneficiary at any time while the insured is still living, and while the policy is in force. If you would like to change the beneficiary of your policy, please contact us or your registered representative for a change of beneficiary form. We can process the change only if we receive your written request. The change will be effective as of the day you signed the change of beneficiary form.
Policy date, monthly payment date, policy anniversary date
Your policy date
This is usually the later of the day we approve your policy application or when we receive all administrative requirements needed to issue the policy. It’s also the beginning of your first policy year. Your policy’s monthly, quarterly, semi-annual and annual anniversary dates are based on your policy date.
The policy date is set so that it never falls on the 29th, 30th or 31st of any month. We’ll apply your first premium payment as of your policy date or as of the day we receive your premium, whichever is later.
You or your registered representative may request that multiple applications have the same policy date and be placed in force on a common date. For multilife or employer sponsored cases, please contact your registered representative for additional details.
Backdating your policy
You can have your policy backdated up to six months, as long as we approve it. Backdating in some cases may lower your cost of insurance rates since these rates are based on the ages of the insureds. Your first premium payment must cover the premium load and monthly charges for the period between the backdated policy date and the day your policy is issued.
Re-dating your policy
Once your policy is issued, you may request us to re-date your policy. This means your policy will have a new policy date. Re-dating will only be allowed back to the date money is received on your policy, and can be the earlier of:

•	the date your policy is delivered to you and you paid initial premium, or

•	the date we received the initial premium, if earlier than the delivery date.
If your delivery date is the 29th, 30th or 31st of any month, the policy will be dated the 28th of that month.
Policy charges begin on the policy date, although your policy will not be in force until we receive and apply the initial premium to the policy. If the policy is re-dated, no policy charges will be deducted for any period during which coverage was not provided under the terms of the policy and all policy charges will be calculated from the new policy date. There will be no coverage before the new policy date.
It may be disadvantageous to request that the policy be re-dated. A new policy date may cause the insured’s age for insurance purposes to change and the cost of insurance rates to increase. It will also affect events based on time elapsed since policy date, such as suicide and contestable clauses and surrender charge periods.
We will not re-date policies that are issued with a temporary insurance premium. Policies with the policy date pre-determined under an employer or corporate sponsored plan may not be eligible to redate.

PACIFIC SELECT EXEC IV-NY BASICS

Your right to cancel
Your policy provides a free look period once the policy is delivered to you and you sign the policy delivery receipt. During the free look period, you have the right to cancel (or refuse) your policy and return it to us or your registered representative for a refund.
You’ll find a complete description of the free look period that applies to your policy on the policy’s cover sheet, or on a notice that accompanied your policy. The free look period ends 10 days after you receive your policy. If you are replacing another life insurance policy, your free-look period ends 60 days after you receive your policy.
Please call us or your registered representative if you have questions about your right to cancel your policy.
The amount of your refund will be the amount of the premium payments you’ve made. We’ll always deduct any policy debt from the amount we refund to you.
If you cancel your policy during the free-look period, we’re required to refund the premium payments you’ve made. We’ll hold the net premiums in the Money Market investment option until the free look transfer date. On that day, we’ll transfer the accumulated value in the Money Market investment option to the investment options you’ve chosen.
The free look transfer date is the latest of the following:

•	15 days after we issue your policy

•	when we consider your policy to be in force.
Statements and reports we’ll send you
We send the following statements and reports to policy owners:

•	a confirmation for many financial transactions, usually including premium payments and transfers, loans, loan repayments, withdrawals and surrenders. Monthly deductions and scheduled transactions made under the dollar cost averaging, portfolio rebalancing and first year transfer services are reported on your quarterly policy statement.

•	a quarterly policy statement. The statement will tell you the accumulated value of your policy by investment options, cash surrender value, the amount of the death benefit, the policy’s face amount, and any outstanding loan amount. It will also include a summary of all transactions that have taken place since the last quarterly statement, as well as any other information required by law.

•	supplemental schedules of benefits and planned periodic premiums. We’ll send these to you if you change your policy’s face amount or change any of the policy’s other benefits.

•	financial statements, at least annually or as required by law, of the separate account and Pacific Select Fund, that include a listing of securities for each portfolio of the Pacific Select Fund. We’ll also send you financial statements that we receive from the other funds.
If you suspect an error on a confirmation, quarterly or annual statement, you must notify us in writing as soon as possible to ensure proper accounting to your policy. We assume transactions are accurate unless you notify us otherwise within 90 days after the transaction confirmation date or, if the transaction is first confirmed on the quarterly statement, within 90 days after the quarterly statement date. All transactions are deemed final and may not be changed after the applicable 90 day period. When you write us, include your name, policy number and a description of the suspected error.
Prospectus and Fund Report Format Authorization
Subject to availability, you may authorize us to provide prospectus and fund reports electronically via CD-ROM by so indicating on the application, via telephone, or by sending us instructions in writing in a form acceptable to us. We will provide you with paper copies at any time upon request. Such a request will not constitute revocation of your consent to receive the documents electronically. You may revoke your consent for electronic delivery at any time, via telephone, or by sending us your written request, and we will then start providing you with a paper copy.

PACIFIC SELECT EXEC IV-NY BASICS

Understanding policy expenses and cash flow (including fees and charges of fund portfolios)
The chart to the right illustrates how cash normally flows through a Pacific Select Exec IV-NY policy.
Under a flexible premium life insurance policy, you have the flexibility to choose the amount and frequency of your premium payments. You must, however, pay enough premiums to cover the ongoing cost of policy benefits.
Investment earnings will increase your policy’s accumulated value, while investment losses will decrease it. The premium payments you’ll be required to make to keep your policy in force will be influenced by the investment results of the investment options you choose.
The dark shaded boxes show the fees and expenses you pay directly or indirectly under your policy.
We’ll hold your net premium payments in the Money Market investment option until the free look transfer date. Please turn to Your right to cancel for details.

PACIFIC SELECT EXEC IV-NY BASICS
Timing of payments, forms and requests
Effective date
Once your policy is in force, the effective date of payments, forms and requests you send us is usually determined by the day and time we receive the item in proper form at the appropriate mailing address that appears in Where to go for more information: How to contact us on the back cover of this prospectus. Any application, premium payment, form, request or any other correspondence sent to any PL&A address other than to the mailing address appearing in Where to go for more information: How to contact us will not be deemed received in proper order and may result in a processing delay.
Premium payments, loan requests, transfer requests, loan payments or withdrawal or surrender requests that we receive in proper form on a business day before the time of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time, will normally be effective as of the end of that day, unless the transaction is scheduled to occur on another business day. If we receive your payment or request at or after the time of the close of the New York Stock Exchange on a business day, your payment or request will be effective as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we’ll process it as of the end of the next business day.
Other forms, notices and requests are normally effective as of the next business day after we receive them in proper form, unless the transaction is scheduled to occur on another business day. Change of owner and beneficiary forms are effective as of the day you sign the change form, once we receive them in proper form.
Proper form
We’ll process your requests once we receive all letters, forms or other necessary documents, completed to our satisfaction. Proper form may require, among other things, a signature guarantee or some other proof of authenticity. We do not generally require a signature guarantee, but we may ask for one if it appears that your signature has changed, if the signature does not appear to be yours, if we have not received a properly completed application or confirmation of an application, or for other reasons to protect you and us. Call us or contact your registered representative if you have questions about the proper form required for a request.
When we make payments and transfers
We’ll normally send the proceeds of transfers, withdrawals, loans, surrenders, exchanges and death benefit payments within seven days after the effective date of the request in proper form. We may delay payments and transfers, or the calculation of payments and transfers based on the value in the variable investment options under unusual circumstances, for example, if:

•	the New York Stock Exchange closes on a day other than a regular holiday or weekend

•	an emergency exists as determined by the SEC, as a result of which the sale of securities is not practicable, or it is not practicable to determine the value of a variable account’s assets.
We may delay transfers and payments from the fixed options, including the proceeds from withdrawals, surrenders and loans, for up to six months. We’ll pay interest at an annual rate of at least 3% on any withdrawals or surrender proceeds from the fixed options that we delay for 10 days or more.
Telephone and electronic transactions
You may authorize us to accept telephone or electronic instructions by completing the appropriate section on your application, or later by a telephone and electronic authorization form. As long as we have your signed authorization on file, you may give us instructions regarding the following policy transactions by telephone or electronically through our website:

•	change your premium allocations

•	make transfers between investment options

•	give us instructions regarding the dollar cost averaging or portfolio rebalancing services

•	request a policy loan (by telephone only).
Certain registered representatives are able to give us instructions electronically if authorized by you. You may appoint your registered representative to give us instructions on your behalf by completing and filing a telephone and electronic authorization form with us.

Here are some things you need to know about telephone and electronic transactions:

•	If your policy is jointly owned, all joint owners must sign the telephone and electronic authorization. We’ll take instructions from any owner or anyone you appoint.

•	We may use any reasonable method to confirm that your telephone or electronic instructions are genuine. For example, we may ask you to provide personal identification or we may record all or part of the telephone conversation. We may refuse any transaction request made by telephone or electronically.
We’ll send you a written confirmation of each telephone and electronic transaction.
Sometimes, you may not be able to make loans or transfers by telephone or electronically, for example, if our telephone lines or our website are busy because of unusual market activity or a significant economic or market change, or our telephone lines or the Internet are out of service during severe storms or other emergencies. In these cases, you can send your request to us in writing, or call us the next business day or when service has resumed.
When you authorize us to accept your telephone and electronic instructions, you agree that:

•	we can accept and act upon instructions you or anyone you appoint give us over the telephone or electronically

•	neither we, the administrator, any of our affiliates, the Pacific Select Fund, or any director, trustee, officer, employee or agent of ours or theirs will be liable for any loss, damages, cost or expenses that result from transactions processed because of a request by telephone or submitted electronically that we believe to be genuine, as long as we have followed our own procedures

•	you bear the risk of any loss that arises from your right to make loans or transfers over the telephone or electronically.

THE DEATH BENEFIT
We’ll pay death benefit proceeds to your beneficiary after the insured dies while the policy is still in force. Your beneficiary generally will not have to pay federal income tax on death benefit proceeds.
The face amount
Your policy’s initial amount of insurance coverage is the sum of the face amount of the initial coverage components. We determine the face amount based on instructions provided in your application.
There are three coverage components in a Select Exec IV-NY policy:

•	Basic coverage

•	Additional coverage

•	ABR coverage
The minimum face amount when a policy is issued is usually $50,000, but we may reduce this in some circumstances. You choose the proportion of your policy’s face amount that is made up of basic coverage, additional coverage and ABR coverage. You’ll find your policy’s initial face amount, including a summary of face amount by coverage component, in the specification pages in your policy.
The coverage components provide some flexibility in structuring the face amount, the death benefit, and premium payments in targeting the cash values based on your particular needs. Each coverage component has its own set of rates for calculating cost of insurance charges, coverage charges and the surrender charge. The proportion of coverage components may affect the amount of premium you can pay on your policy and still have it qualify as life insurance.
You’ll find examples of how the coverage components work together to affect monthly deductions for policy charges in Appendix B.
Combining basic coverage with the additional coverage component may lower costs and may improve accumulated value accrual for the same amount of death benefit. However, your basic coverage has guaranteed maximum charges that are lower than the guaranteed maximum charges of the additional coverage component.
Combining basic coverage with the ABR coverage component may improve accumulated value accrual in the early years of your policy, but could result in either higher or lower charges than under the basic coverage alone. The timing of certain charges for policies held for certain periods may also be affected.
Ultimately, individual needs and objectives vary, and they may change through time. It is important that you consider your goals and options carefully. You should discuss your insurance needs and financial objectives with your registered representative before purchasing any life insurance product. Your registered representative can provide you with additional illustrations showing the effects of different proportions of coverage components to help you make your decision. You should also consider a periodic review of your coverage with your registered representative.
The death benefit
This policy offers three death benefit options, Options A, B and C. The option you choose will generally depend on which is more important to you: a larger death benefit or building the accumulated value of your policy.
This policy offers two ways to calculate the guideline minimum death benefit: the cash value accumulation test and the guideline premium test. These are called death benefit qualification tests. The test you choose will generally depend on the amount of premiums you want to pay.
Here are some things you need to know about the death benefit:

•	You choose your death benefit option and death benefit qualification test on your policy application.

•	If you do not choose a death benefit option, we’ll assume you’ve chosen Option A.

•	If you do not choose a death benefit qualification test, we’ll assume you’ve chosen the guideline premium test.

•	The death benefit will always be the greater of the death benefit under the option you choose or the guideline minimum death benefit, calculated using the death benefit qualification test you’ve chosen.

•	The death benefit will never be lower than the face amount of your policy if you’ve chosen Option A or B. The death benefit proceeds will always be reduced by any outstanding loan amount.

•	We’ll pay the death benefit proceeds to your beneficiary when we receive proof of the insured’s death.
Choosing your death benefit option
You can choose one of the following three options for the death benefit on your application.

Option A – the face amount of your policy.	Option B – the face amount of your policy plus its accumulated value.

The death benefit changes as your policy’s accumulated value changes. The better your investment options perform, the larger the death benefit will be.

Option C – the face amount of your policy plus the total premiums you’ve paid minus any withdrawals or distributions made.

The more premiums you pay and the less you withdraw, the larger the death benefit will be.
The examples are intended to show how the death benefit options work and are not predictive of investment performance in your policy.
Choosing a death benefit qualification test
This policy offers two death benefit qualification tests, which we use to calculate the guideline minimum death benefit. You choose one of these tests on your application. Once you choose a test, you cannot change it.
Your death benefit qualification test affects the following:

•	premium limitations

•	amount of guideline minimum death benefit

•	monthly cost of insurance charges

•	flexibility to reduce face amount.
Each test determines what the guideline minimum death benefit should be in relation to your policy’s accumulated value. The death benefit determined under either test will be at least equal to the amount required for the policy to qualify as life insurance under the tax code.
Cash value accumulation test
If you choose the cash value accumulation test, your policy’s guideline minimum death benefit will be the greater of:

•	the minimum death benefit amount that’s needed for the policy to qualify as life insurance under the cash value accumulation test in the tax code, or

•	101% of the policy’s accumulated value.
Under this test, a policy’s death benefit must be large enough to ensure that its cash surrender value, as defined in Section 7702 of the tax code (and which is based on accumulated value, among other things), is never larger than the net single premium that’s needed to fund future benefits under the policy. The net single premium under your policy varies according to the insured’s age, sex, and risk class. It’s calculated using an interest rate of at least 4% and the guaranteed mortality charges at the time the policy is issued. We’ll use a higher interest rate if we’ve guaranteed it under your policy.

THE DEATH BENEFIT

An example

For a policy that insures a male, age 35 when the policy was issued, with a standard nonsmoking risk class, in policy year 6 the guideline minimum death benefit under the cash value accumulation test is calculated by multiplying each $1,000 of accumulated value by a “net single premium factor” of 3.5652.

Guideline premium test
Under this test, the guideline minimum death benefit is calculated by multiplying your policy’s accumulated value by a guideline premium death benefit percentage. The death benefit percentage is based on the age of the insured, so it varies over time. It is 250% when the insured is age 40 or younger, and reduces as the person gets older. You’ll find a table of death benefit percentages in Appendix A and in your policy.
If you choose the guideline premium test, the total premiums you pay cannot exceed your policy’s guideline premium limit. Your policy’s guideline premium limit is the greater of:

•	the guideline single premium or

•	the sum of the guideline level annual premiums to date.
Before you buy a policy, you can ask us or your registered representative for a personalized illustration that shows you the guideline single premium and guideline level annual premiums.
If you increase or decrease your coverage, the guideline single or level premiums may be increased or decreased. These changes may be more than proportionate.
Comparing the death benefit qualification tests
The table below shows a general comparison of how features of your policy may be affected by your choice of death benefit qualification test. When choosing between the tests, you should consider:

Cash value
	accumulation test	Guideline premium test

Premium payments	Allows flexibility to pay more premium[1]	Premium payments are limited under the tax code

Death benefit	Generally higher as policy duration increases	May be higher in early years of policy

Monthly cost of insurance charges	May be higher, if the death benefit is higher	May be lower, except perhaps in early years of policy

Face amount decreases	Will not require return of premium or distribution of accumulated value	May require return of premium or distribution of accumulated value to continue policy as life insurance

[1]	Under the cash value accumulation test, if you want to pay a premium that increases the net amount at risk, you will need to provide us with satisfactory evidence of insurability before we can increase the death benefit. In this event, your cost of insurance charges will also increase. Cost of insurance charges are based, among other things, upon your policy’s net amount at risk. See Your accumulated value for more information on how cost of insurance charges are calculated.
Comparing the death benefit options
The tables below compare the death benefits provided by the policy’s three death benefit options. The examples are intended only to show differences in death benefits and net amounts at risk. Accumulated value assumptions may not be realistic.
The example below is based on the following:
• the insured is age 35 at the time the policy was issued and dies at the beginning of the sixth policy year
• face amount is $100,000
• accumulated value at the date of death is $25,000
• total premium paid into the policy is $30,000
• the guideline minimum death benefit under the guideline premium test is $62,500 (assuming a guideline premium test factor of 250% x accumulated value)
• the guideline minimum death benefit under the cash value accumulation test is $89,130 (assuming a net single premium factor of $3.5652 for each $1,000 of accumulated value).

		If you select the guideline
		premium test, the death
		benefit is the larger of these
		two amounts

Death		Death benefit	Guideline	Net amount at risk
benefit	How it’s	under	minimum	used for cost of
option	calculated	the option	death benefit	insurance charge

Option A	Face amount	$100,000	$62,500	$74,754.01
Option B	Face amount plus accumulated value	$125,000	$62,500	$99,692.51
Option C	Face amount plus premiums less distributions	$130,000	$62,500	$104,680.21

		If you select the cash value
		accumulation test, the death
		benefit is the larger of these
		two amounts

Death		Death benefit	Guideline	Net amount at risk
benefit	How it’s	under	minimum	used for cost of
option	calculated	the option	death benefit	insurance charge

Option A	Face amount	$100,000	$89,130	$74,754.01
Option B	Face amount plus accumulated value	$125,000	$89,130	$99,692.51
Option C	Face amount plus premiums less distributions	$130,000	$89,130	$104,680.21

If the death benefit equals the guideline minimum death benefit, any increase in accumulated value will cause an automatic increase in the death benefit.
Here’s the same example, but with an accumulated value of $75,000. Because accumulated value has increased, the guideline minimum death benefit is now:
• $187,500 for the guideline premium test
• $267,390 for the cash value accumulation test.

		If you select the guideline
		premium test, the death
		benefit is the larger of these
		two amounts

Death		Death benefit	Guideline	Net amount at risk
benefit	How it’s	under	minimum	used for cost of
option	calculated	the option	death benefit	insurance charge

Option A	Face amount	$100,000	$187,500	$112,038.76
Option B	Face amount plus accumulated value	$175,000	$187,500	$112,038.76
Option C	Face amount plus premiums less distributions	$130,000	$187,500	$112,038.76

		If you select the cash value
		accumulation test, the death
		benefit is the larger of these
		two amounts

Death		Death benefit	Guideline	Net amount at risk
benefit	How it’s	under	minimum	used for cost of
option	calculated	the option	death benefit	insurance charge

Option A	Face amount	$100,000	$267,390	$191,732.24
Option B	Face amount plus accumulated value	$175,000	$267,390	$191,732.24
Option C	Face amount plus premiums less distributions	$130,000	$267,390	$191,732.24

These examples show that each death benefit option provides a different level of protection. Keep in mind that cost of insurance charges, which affect your policy’s accumulated value, increase with the amount of the death benefit, as well as over time. The cost of insurance is charged at a rate per $1,000 of the discounted net amount at risk. As the net amount at risk increases, your cost of insurance increases. Accumulated value also varies depending on the performance of the investment options in your policy.

THE DEATH BENEFIT

When we pay the death benefit
We calculate the amount of the death benefit proceeds as of the end of the day the insured dies. If the insured dies on a day that is not a business day, we calculate the proceeds as of the next business day.
Your policy’s beneficiary must send us proof that the insured died while the policy was in force, along with payment instructions. Your beneficiary can choose to receive the death benefit proceeds in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in General information about your policy.
Death benefit proceeds equal the total of the death benefits provided by your policy and any riders you’ve added, minus any outstanding loan amount, minus any overdue charges.
We’ll pay interest at an annual rate of at least 3% on the death benefit proceeds, calculated from the day the insured dies to the day we pay the proceeds.
It is important that we have a current address for your beneficiary so that we can pay death benefit proceeds promptly. If we cannot pay the proceeds to your beneficiary within five years of the death of the insured, we’ll be required to pay them to the state.
Changing your death benefit option
You can change your death benefit option while your policy is in force. Here’s how it works:

•	You can change the death benefit option once in any policy year.

•	You must send us your written request.

•	You can change from any death benefit option to Option A or Option B.

•	You cannot change from any death benefit option to Option C.

•	The change will become effective on the first monthly payment date after we receive your request. If we receive your request on a monthly payment date, we’ll process it that day.

•	We may charge you a fee of up to $100 each time you request to change your death benefit option.

•	The face amount of your policy will change by the amount needed to make the death benefit under the new option equal the death benefit under the old option just before the change. We will not let you change the death benefit option if doing so means the face amount of your policy will become less than $50,000.

•	Changing the death benefit option can also affect the monthly cost of insurance charge since this charge varies with the net amount at risk.

•	The new death benefit option will be used in all future calculations.
We will not change your death benefit option if it means your policy will be treated as a modified endowment contract, unless you’ve told us in writing that this would be acceptable to you. Modified endowment contracts are discussed in Variable life insurance and your taxes.
Changing the face amount
You can increase or decrease your policy’s face amount starting on the first policy anniversary as long as we approve it. If you change the face amount, we’ll send you a supplemental schedule of benefits and premiums. Here’s how it works:

•	You can change the face amount during the lifetime of the insured.

•	You can only change the face amount once in any policy year.

•	You must send us your written request while your policy is in force.

•	Unless you request otherwise, the change will become effective on the first monthly payment date on or after we receive and approve your request.

•	The insured will also need to agree to the change in face amount, if you are not the insured.

•	Increasing the face amount may increase the death benefit, and decreasing the face amount may decrease the death benefit. The amount the death benefit changes will depend, among other things, on the death benefit option you’ve chosen and whether, and by how much, the death benefit is greater than the face amount before you make the change.

•	Changing the face amount can affect the net amount at risk, which affects the cost of insurance charge. An increase in the face amount may increase the cost of insurance charge, while a decrease may decrease the charge.

•	If your policy’s death benefit is equal to the guideline minimum death benefit, and the net amount at risk is more than three times the death benefit on the policy date, we may reduce the death benefit by requiring you to make a withdrawal from your policy. If we require you to make a withdrawal, we will not charge you our usual $25 withdrawal fee, but the withdrawal may be taxable. Please turn to Withdrawals, surrenders and loans for information about making withdrawals.

•	We can refuse your request to make the face amount less than $50,000.
Increasing the face amount
Here are some additional things you should know about increasing the face amount:

•	The insured must be age 85 or less.

•	You must give us satisfactory evidence of insurability.

•	Each increase you make to the face amount must total $25,000 or more.

•	You may increase the face amount of one or more coverage components.

•	We may charge you a fee of up to $100 for each increase. We deduct the fee on the day the increase is effective from all of your investment options in proportion to the accumulated value you have in each option.

•	Each increase in face amount creates a new coverage layer for that coverage component. Each coverage layer will have an associated cost of insurance rate, coverage charge, and surrender charge.

•	You may not increase the face amount of any coverage component if you have previously requested a decrease in face amount.
Decreasing the face amount
Decreasing the face amount may affect your policy’s tax status. To ensure your policy continues to qualify as life insurance, we might be required to return:

•	part of your premium payments to you if you’ve chosen the guideline premium test, or

•	make distributions from the accumulated value, which may be taxable. For more information, please see Variable life insurance and your taxes.
Here are some additional things you should know about decreasing the face amount:
• The face amount of any coverage layer is eligible for decrease on or after the fifth anniversary of its effective date.
• We’ll apply any decrease in the face amount to eligible coverage layers in the following order:

•	to the most recent increases you made to the face amount

•	to the initial face amount.
If any coverage layers to be decreased have the same effective date, they will be decreased in the following order:
• additional coverage
• ABR coverage
• basic coverage.
• We do not charge you for a decrease in face amount.

THE DEATH BENEFIT

• We can refuse your request to decrease the face amount if making the change means:

•	your policy will end because it no longer qualifies as life insurance

•	the distributions we’ll be required to make from your policy’s accumulated value will be greater than your policy’s net cash surrender value

•	your policy will become a modified endowment contract and you have not told us in writing that this is acceptable to you.
Optional riders
There are five optional riders that provide extra benefits, some at additional cost. Not all riders are available in every state, and some riders may only be added when you apply for your policy. Ask your registered representative for more information about the riders available with the policy, or about other kinds of life insurance policies offered by PL&A.

•	Annual renewable and convertible term rider
Provides annual renewal term insurance on members of the insured’s immediate family.

•	Children’s term rider
Provides term insurance for the children of the insured.

•	Disability benefit rider
Provides a monthly addition to the policy’s accumulated value when the insured has a qualifying disability, until he or she reaches age 65.

•	Guaranteed insurability rider
Gives the right to buy additional insurance on the life of the insured on certain specified dates without proof of insurability.

•	Waiver of charges rider
Waives certain charges if the insured becomes totally disabled before age 60.
We’ll add any rider charges to the monthly charge we deduct from your policy’s accumulated value.
More detailed information appears in the SAI. To obtain a copy of the SAI, visit our website at www.pacificlifeandannuity.com Samples of the provisions for the extra optional benefits are available from us upon written request.
Things to keep in mind
We offer other variable life insurance policies which provide insurance protection on the life of one person or the lives of two people. The loads and charges on these policies may be different. Combining a policy and a rider, however, may be more economical than adding another policy. It may also be more economical to provide an amount of insurance coverage through a policy alone. Many life insurance policies have some flexibility in structuring the face amount, the death benefit, and premium payments in targeting the cash values based on your particular needs.

HOW PREMIUMS WORK
Your policy gives you the flexibility to choose the amount and frequency of your premium payments within certain limits. Each premium payment must be at least $50.
The amount, frequency, and period of time over which you make premium payments may affect whether your policy will be classified as a modified endowment contract, or no longer qualifies as life insurance for tax purposes. See Variable life insurance and your taxes for more information.
We deduct a premium load from each premium payment, and then allocate your net premium to the investment options you’ve chosen. Depending on the performance of your investment options, and on how many withdrawals, loans or other policy features you’ve taken advantage of, you may need to make additional premium payments to keep your policy in force. We reserve the right to accept premium payments in amounts less than $50.
Your initial premium
We apply your first premium payment to the policy on the later of the day we receive it or the day we receive all contractual and administrative requirements necessary for your policy to be in force. See How Premiums Work: Allocating your premiums for more information on when your first net premium is allocated to the investment options.
If you have outstanding contractual and administrative requirements, your registered representative will notify you of a delivery date when any outstanding requirements are due to us, not to exceed 45 days from the date we issue your policy. If we do not receive your first premium payment and all contractual and administrative requirements on or before the delivery date, we can cancel the policy and refund any premium payment you’ve made. We may extend the delivery date in some cases.
Planned periodic premium payments
You can schedule the amount and frequency of your premium payments. We refer to scheduled premium payments as your planned periodic premium. Here’s how it works:

•	On your application, you choose a fixed amount of at least $50 for each premium payment.

•	You indicate whether you want to make premium payments annually, semi-annually, or quarterly. You can also choose monthly payments using our monthly electronic funds transfer plan, which is described below.

•	We send you a notice to remind you of your scheduled premium payment (except for monthly electronic funds transfer plan payments, which are paid automatically). If you own more than one policy, you can request us to send one notice — called a listbill — that reminds you of your payments for all of your policies. You can choose to receive the listbill every month.

•	If you have an outstanding loan, we’ll treat any payment you make during the life of your policy as a loan repayment, not as a premium payment, unless you tell us otherwise in writing. When a payment, or any portion of it, exceeds your outstanding loan amount, we’ll treat it as a premium payment.
You do not have to make the premium payments you’ve scheduled. However, not making a premium payment may have an impact on any financial objectives you may have set for your policy’s accumulated value and death benefit, and could cause your policy to lapse. Even if you pay all your premiums when they’re scheduled, your policy could lapse if the accumulated value, less any policy debt, is not enough to pay your monthly charges. Turn to Your policy’s accumulated value for more information.
Paying your premium
Premium payments must be made in a form acceptable to us before we can process it. You may pay your premium:

•	by personal check, drawn on a U.S. bank

•	by cashier’s check, if it originates in a U.S. bank

•	by third party check, when there is a clear relationship between the payor (individual, corporation, trust, etc.) and the insured and/or owner

•	wire transfers that originate in U.S. banks.

HOW PREMIUMS WORK

We will not accept premium payments in the following forms:

•	cash

•	credit card or check drawn against a credit card account

•	money order or traveler’s checks

•	cashier’s check drawn on a non-U.S. bank, even if the payment may be effected through a U.S. bank

•	third party check, if there is not a clear relationship between the payor (individual, corporation, trust, etc.) and the insured and/or owner

•	wires that originate from foreign bank accounts.
All unacceptable forms of premium payments will be returned to the payor along with a letter of explanation. We reserve the right to reject or accept any form of payment. If you make premium payments or loan repayments by electronic funds transfer or by check other than a cashier’s check, your payment of any withdrawal proceeds and any refund during the free look period may be delayed until we receive confirmation in our administrative office that your payment has cleared.
Monthly electronic funds transfer plan
Once you’ve made your first premium payment, you can make monthly premium payments using our electronic funds transfer plan. Here’s how it works:

•	You authorize us to withdraw a specified amount from your checking account each month

•	You can choose any day between the 4th and 28th of the month

•	If you do not specify a day for us to make the withdrawal, we’ll withdraw the premium payment on your policy’s monthly anniversary. If your policy’s monthly anniversary falls on the 1st, 2nd or 3rd of the month, we’ll withdraw the payment on the 4th of each month.

•	If you make monthly payments by the electronic funds transfer plan, we will apply the payments as premium payments unless we receive a new form requesting that payments be applied as a loan repayment.
Deductions from your premiums
We deduct a premium load of 6.35% from each premium payment you make.
This charge helps pay for the cost of distributing our policies, and is also used to pay state and local premium taxes, any other taxes that may be imposed, and to compensate us for certain costs or lost investment opportunities resulting from our amortization and delayed recognition of certain policy acquisition expenses for federal income tax purposes.
Like other policy charges, we may profit from the premium load and may use these profits for any purpose, such as the payment of distribution and administrative expenses. We will notify you in advance if we change our current load rate.
Limits on the premium payments you can make
We will not accept premium payments after the insured reaches age 100.
Federal tax law puts limits on the amount of premium payments you can make in relation to your policy’s death benefit. These limits apply in the following situations:

•	If you’ve chosen the guideline premium test as your death benefit qualification test and accepting the premium means your policy will no longer qualify as life insurance for federal income tax purposes.

•	If applying the premium in that policy year means your policy will become a modified endowment contract. You may direct us to accept premium payments or other instructions that will cause your policy to be treated as a modified endowment contract by signing a modified endowment contract election form. You’ll find a detailed discussion of modified endowment contracts in Variable life insurance and your taxes. You should speak to a qualified tax adviser for complete information regarding modified endowment contracts.

•	If applying the premium payment to your policy will increase the net amount at risk. This will happen if your policy’s death benefit is equal to the guideline minimum death benefit or would be equal to it once we applied your premium payment.

You’ll find more detailed information regarding these situations in the SAI.
Allocating your premiums
We generally allocate your net premiums to the investment options you’ve chosen on your application on the day we receive them. We currently limit your allocations to 27 investment options at one time. Please turn to Your investment options for more information about the investment options.
We allocate your first premium on the free look transfer date. We hold your net premiums in the Money Market investment option until the free look transfer date, and then transfer them to the investment options you’ve chosen.
Portfolio optimization
The service. Portfolio optimization is an asset allocation service that Pacific Life offers at no additional charge for use within your policy. Asset allocation refers to the manner that investments are distributed among asset classes to help attain an investment goal. For your policy, portfolio optimization can help with decisions about how you should allocate your accumulated value among available investment options. The theory behind portfolio optimization is that diversification among asset classes can help reduce volatility over the long term.
As part of Pacific Life’s portfolio optimization service, Pacific Life has developed several asset allocation models (portfolio optimization models or models), each based on different profiles of an investor’s willingness to accept investment risk. If you decide to subscribe to the portfolio optimization service and select one of the portfolio optimization models, your initial net premium payment (in the case of a new application) or accumulated value, as applicable, will be allocated to the investment options according to the model you select. Subsequent net premium payments will also be allocated accordingly, unless you instruct us otherwise in writing. If you choose, you can rebalance your accumulated value quarterly, semi-annually, or annually, to maintain the current allocations of your portfolio optimization model, since changes in the net asset values of the underlying portfolios in each model will alter your asset allocation over time. If you also allocate part of your net premium payment or accumulated value that is not currently included in your model and you elect periodic rebalancing, such amounts will not be considered when rebalancing. If you subscribe to portfolio optimization and elect periodic rebalancing, only the investment options within your model will be rebalanced.
If you subscribe to portfolio optimization, Pacific Life will serve as your investment adviser for the service solely for purposes of development of the portfolio optimization models and periodic updates of the models. For more information on Pacific Life’s role as investment adviser for the portfolio optimization service, please see the brochure from Pacific Life’s Form ADV, the SEC investment adviser registration form, which will be delivered to you at the time you subscribe to the portfolio optimization service. Please contact us if you would like to receive a copy of this brochure.
On a periodic basis (typically annually) or when Pacific Life believes appropriate, the portfolio optimization models are evaluated and the models are updated, as discussed below. If you subscribe to portfolio optimization, Pacific Life instructs us to automatically reallocate your accumulated value or net premium payments, as applicable, in accordance with the model you select as it is updated from time to time based on discretionary authority that you grant to Pacific Life, unless you instruct it otherwise. In developing and periodically updating the portfolio optimization models, Pacific Life currently relies on the recommendations of an independent third-party analytical firm. Pacific Life may change the firm that it uses from time to time, or, to the extent permissible under applicable law, use no independent firm at all.
The portfolio optimization models. We offer five asset allocation models, each comprised of a carefully selected combination of investment options (reflecting the underlying portfolios of Pacific Select Fund). Development of the portfolio optimization models is a two-step process. First, an optimization analysis is performed to determine the breakdown of asset classes. Optimization analysis requires forecasting returns, standard deviations and correlation coefficients of asset classes over the desired investing horizon and an analysis using a state-of-the art program and a statistical analytical technique known as “mean-variance optimization.” Next, after the asset class exposures are known, a determination is made of how available investment options (underlying portfolios) can be used to implement the asset class level allocations. The investment options are selected by evaluating the asset classes represented by the underlying portfolios and combining investment options to arrive at the desired asset class exposures. The portfolio-specific analysis uses historical returns-based style analysis and asset performance and regression and attribution analyses. It may also include portfolio manager interviews. Based on this analysis, investment options are selected in a way intended to optimize potential returns for each model, given a particular level of risk tolerance. This process could, in some cases, result in the inclusion of an investment option in a model based on its specific asset class exposure or other specific optimization factors, even where another investment option may have better historical performance.

HOW PREMIUMS WORK

Periodic updates of the portfolio optimization model and notices of updates. Each of the portfolio optimization models are evaluated periodically (generally, annually) to assess whether the combination of investment options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model. As a result of the periodic analysis, each model may change and investment options may be added to a model (including investment options not currently available), or investment options may be deleted from a model.
When your portfolio optimization model is updated, Pacific Life instructs us to automatically reallocate your accumulated value and any subsequent net premium payments in accordance with any changes to the model you have selected. This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent net premium payments will be automatically reallocated among the investment options in your updated model (independently of any automatic rebalancing you may have selected). Pacific Life requires that you grant Pacific Life discretionary investment authority to periodically instruct us to reallocate your accumulated value and any subsequent net premium payments in accordance with the updated version of the portfolio optimization model you have selected, if you wish to participate in portfolio optimization.
When Pacific Life updates the portfolio optimization models, we will send you written notice of the updated models at least 30 days in advance of the date Pacific Life intends the updated version of the model to be effective. You should carefully review these notices. If you wish to accept the changes in your selected model, you will not need to take any action, as your accumulated value and any subsequent net premium payments will be reallocated in accordance with the updated model automatically. If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the portfolio optimization service.
Selecting a portfolio optimization model. If you choose to subscribe to the portfolio optimization service, you need to determine which portfolio optimization model is best for you. Neither PL&A nor Pacific Life will make this decision. You should consult with your registered representative on this decision. Your registered representative can help you determine which model is best suited to your financial needs, investment time horizon, and willingness to accept investment risk. You should periodically review these factors with your registered representative to determine if you should change models to keep up with changes in your personal circumstances. Your registered representative can assist you in completing the proper forms to subscribe to the portfolio optimization service or to change to a different model. You may, in consultation with your registered representative, utilize analytical tools made available by Pacific Life, including an investor profile questionnaire, which asks questions intended to help you or your registered representative assess your financial needs, investment time horizon, and willingness to accept investment risk. Your responses can be analyzed using the service available on the Pacific Life website. While the information from the Pacific Life website may assist you, it is your decision, in consultation with your registered representative, to select a model or to change to a different model, and PL&A and Pacific Life bear no responsibility for this decision.
You may change to a different model at any time by completing an investment policy statement. Please contact us or your registered representative for a copy of this form. You may discontinue the portfolio optimization service for your policy at any time with a proper written request or by telephone or electronic instructions provided we have your completed telephone and electronic authorization on file.
Risks. Although the models are designed to optimize returns given the various levels of risk, there is no assurance that a model portfolio will not lose money or that investment results will not experience volatility. Investment performance of your accumulated value could be better or worse by participating in a portfolio optimization model than if you had not participated. A model may perform better or worse than any single investment option or asset class or other combinations of investment options or asset classes. Model performance is dependent upon the performance of the component investment options (and their underlying portfolios). The timing of your investment and the frequency of automatic rebalancing may affect performance. Your accumulated value will fluctuate, and when redeemed, may be worth more or less than the original cost.
A portfolio optimization model may not perform as intended. Although the models are intended to optimize returns given various levels of risk tolerance, portfolio, market and asset class performance may differ in the future from the historical performance and assumptions upon which the models are based, which could cause the models to be ineffective or less effective in reducing volatility.
Periodic updating of the portfolio optimization models can cause the underlying portfolios to incur transactional expenses to raise cash for money flowing out of the portfolios or to buy securities with money flowing into the portfolios. These expenses can adversely affect performance of the pertinent portfolios and the models.

Pacific Life may be subject to competing interests that have the potential to influence its decision making with regard to portfolio optimization. For example, one portfolio may provide a higher advisory fee to Pacific Life than another portfolio, and provide Pacific Life with incentive to use the portfolio with the higher fee as part of a portfolio optimization model. In addition, Pacific Life may believe that certain portfolios may benefit from additional assets or could be harmed by redemptions. As adviser to Pacific Select Fund, Pacific Life monitors performance of the portfolios, and may, from time to time, recommend to the Pacific Select Fund’s Board of Trustees a change in portfolio management firm or strategy or the closure or merger of a portfolio, all of which could impact a model. All Pacific Select Fund portfolios are analyzed by the independent third party analytical firm. Pacific Life does not dictate to the third party analytical firm the number of portfolios in a model, the percent that any portfolio represents in a model, or which portfolios may be selected (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed). Pacific Life believes its reliance on recommendations of an independent third-party analytical firm to develop and update the models (as described above) reduces or eliminates the potential for Pacific Life to be influenced by these competing interests, but there can be no assurance of this.
Pacific Life is under no contractual obligation to continue this service and has the right to terminate or change the portfolio optimization service at any time.
The models. Information concerning the portfolio optimization models is described below. These models are available effective May 5, 2006. For more information regarding the portfolio optimization models currently available, see Appendix B. You should review this information carefully before selecting or changing a model.

HOW PREMIUMS WORK

The current asset class exposure and portfolio optimization model allocations shown in the chart below may change over time, based on the periodic review of the models and reallocations which reflect updated recommendations.

Model A Conservative	Model B Moderate-Conservative	Model C Moderate	Model D Moderate-Aggressive	Model E Aggressive

Investor Profile

You are looking for a relatively stable investment and do not tolerate short- term market swings.	Your focus is on keeping pace with inflation and you can tolerate a moderate level of risk.	You want the opportunity for long-term moderate growth.	You want an investment that is geared for growth and are willing to accept above average risk.	You are an aggressive investor and can tolerate short-term market swings.
Shorter Investment Time Horizon <— — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — >Longer Investment Time Horizon Investor Objective

Primarily preservation of capital	Moderate growth	Steady growth in asset values	Moderately high growth in asset values	High growth in asset values

Risk Characteristics

There may be some losses in the values of the investment as asset values fluctuate.	There may be some losses in the values of the investment from year to year.	There will probably be some losses in the values of the underlying investments from year to year.

		Fluctuations in value should be less than those of the overall stock markets.	Some of these might be large, but the overall fluctuations in asset values should be less than those of the U.S. stock market.
Lower Risk <— — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — >Higher Risk Asset Class Target Exposure

	Model A	Model B	Model C	Model D	Model E

Cash	10%	6%	1%	2%	2%

Bonds	67	50	39	18	6

Domestic Stocks	17	32	42	56	61

International Stocks	6	12	18	24	31

Portfolio Optimization Model Target Allocations as of May 5, 2006

	Model A	Model B	Model C	Model D	Model E

International Value	3%	5%	5%	5%	12%

International Small-Cap	—	—	2	3	3

Diversified Research	2	4	4	4	4

American Funds® Growth-Income	—	—	3	5	8

American Funds® Growth	—	2	3	6	8

Short Duration Bond	23	12	8	2	—

Diversified Bond	6	5	3	2	—

Growth LT	—	—	3	3	3

Mid-Cap Value	4	6	8	12	10

Large-Cap Growth	—	5	5	4	4

International Large-Cap	2	6	8	13	13

Equity Index	—	—	2	4	4

Small-Cap Index	—	—	—	2	2

Fasciano Small Equity	—	—	—	2	3

Small-Cap Value	—	2	2	—	—

Main Street® Core	8	7	6	4	2

Emerging Markets	—	—	3	4	4

Managed Bond	17	14	11	3	—

Inflation Managed	16	13	11	6	—

Money Market	8	4	—	—	—

High Yield Bond	5	4	2	—	—

Large-Cap Value	4	5	5	6	6

Comstock	2	4	4	4	4

Mid-Cap Growth	—	2	2	3	3

Real Estate	—	—	—	3	5

VN Small-Cap Value	—	—	—	—	2

	Less Volatile <— — — — — — — — — — — — — — — — — — — — — — — — — — >More Volatile

YOUR POLICY’S ACCUMULATED VALUE
Accumulated value is the value of your policy on any business day. It is used as the basis for determining policy benefits and charges.
We use it to calculate how much money is available to you for loans and withdrawals, and how much you’ll receive if you surrender your policy. It also affects the amount of the death benefit if you choose a death benefit option that’s calculated using accumulated value.
The accumulated value of your policy is not guaranteed – it depends on the performance of the investment options you’ve chosen, the premium payments you’ve made, policy charges and how much you’ve borrowed or withdrawn from the policy.
Calculating your policy’s accumulated value
Your policy’s accumulated value is the total amount allocated to the variable investment options and the fixed options, plus the amount in the loan account. Please see Taking out a loan for information about loans and the loan account.
We determine the value allocated to the variable investment options on any business day by multiplying the number of accumulation units for each variable investment option credited to your policy on that day, by the variable investment option’s unit value at the end of that day. The process we use to calculate unit values for the variable investment options is described in Your investment options.
Persistency credit
Your policy may be eligible for a persistency credit. Here’s how it works:
Beginning on your 6th policy anniversary and on each policy anniversary thereafter, we may credit your policy with a persistency credit of 0.35% on an annual basis. We calculate the persistency credit amount on your policy’s average accumulated value less any outstanding loan amount on each monthly payment date during the preceding policy year. We add it proportionately to your investment options according to your most recent allocation instructions.
Beginning on your 21st policy anniversary, we may increase your annual persistency credit to 0.45%.
Your policy’s persistency credit is not guaranteed, and we may discontinue the program at any time.
Monthly deductions
We deduct a monthly charge from your policy’s accumulated value in the investment options each monthly payment date. If there is not enough accumulated value to pay the monthly charge, your policy could lapse. The performance of the investment options you choose, not making planned premium payments, or taking out a loan all affect the accumulated value of your policy. You’ll find a discussion about when your policy might lapse, and what you can do to reinstate it, later in this section.
Unless you tell us otherwise, we deduct the monthly charge from the investment options that make up your policy’s accumulated value, in proportion to the accumulated value you have in each option. This charge is made up of four charges:

•	cost of insurance

•	administrative charge

•	coverage charge

•	asset charge.

We’ll also deduct charges for any riders you add to your policy.
Cost of insurance
This charge is for providing you with life insurance protection. Like other policy charges, we may profit from the cost of insurance charge and may use these profits for any lawful purpose such as the payment of distribution and administrative expenses.

YOUR POLICY’S ACCUMULATED VALUE

We deduct a cost of insurance charge based on the cost of insurance rate for your policy’s initial face amount and for each increase you make to the face amount.
There are maximum or guaranteed cost of insurance rates associated with your policy. These rates are shown in your policy’s specification pages. The guaranteed cost of insurance rate is $0 on and after the monthly deduction end date.
The guaranteed rates include the insurance risks associated with insuring two people. They are calculated using 1980 Commissioners Standard Ordinary Mortality Tables or the 1980 Commissioners Ordinary Mortality Table B, which are used for unisex cost of insurance rates. The rates are also based on the ages, gender and risk classes of the insureds unless unisex rates are required.
Our current cost of insurance rates will apply uniformly to all members of the same class. Any changes in the cost of insurance rates will apply uniformly to all members of the same class. These rates generally increase as the person’s age increases, and they vary with the number of years the policy has been in force. Our current rates are lower than the guaranteed rates and they will not exceed the guaranteed rates in the future.
Guaranteed period
We’ll guarantee our current cost of insurance rates for five years.
If you increase the face amount, the cost of insurance rates associated with the increase will have a five-year guaranteed period. This will be effective on the day of the increase.

How we calculate cost of insurance
We calculate cost of insurance by multiplying the current cost of insurance rate by a discounted net amount at risk at the beginning of each policy month.
The discounted net amount at risk used in the cost of insurance calculation is the difference between a discounted death benefit that would be payable if the insured died and the accumulated value of your policy at the beginning of the policy month before the monthly charge is due. Because the monthly deduction of cost of insurance charges occurs in advance of the insurance coverage for the full month, we discount the death benefit for one full month at an assumed annual interest rate of 3%.
First, we calculate the total net amount at risk for your policy in two steps:

•	Step 1: we divide the death benefit that would be payable at the beginning of the policy month by 1.002466.

•	Step 2: we subtract your policy’s accumulated value at the beginning of the policy month from the amount we calculated in step 1.
Next, we allocate the net amount at risk in proportion to the face amount of each coverage layer that’s in force as of your monthly payment date.
We then multiply the amount of each allocated net amount at risk by the cost of insurance rate for each coverage segment. The sum of these amounts is your cost of insurance charge.
Premiums, net premiums, policy fees and charges, withdrawals, investment performance and fees and expenses of the underlying portfolios may affect your net amount at risk, depending on the option you choose or if your death benefit under the policy is the guideline minimum death benefit.

Administrative charge
We deduct a charge of $7.50 a month to help cover the costs of administering and maintaining our policies. We guarantee that this charge will not increase. The administrative charge is $0 on and after the monthly deduction end date.
Coverage charge
We deduct a coverage charge every month to help cover the costs of distributing our policies. Each coverage layer has its own coverage charge. The amount deducted monthly is the sum of the coverage charges calculated for each coverage layer in effect. Like other policy charges, we may profit from the coverage charge and may use these profits for any lawful purpose such as the payment of administrative costs. The coverage charge for each coverage component at issue is charged at a rate that is based on the insured’s age and risk classification on the policy date, the death benefit option you elect, the face amount of the coverage component, and a coverage charge per $1,000 of the initial face amount of that coverage component of your policy. Additional coverage layers will have a coverage charge calculated based on the same criteria, all as of the effective date of the coverage layer. The coverage charge per $1,000 for each coverage layer of basic coverage will remain level for 10 policy years, then is reduced in policy year 11 and thereafter. The coverage charge per $1,000 for each coverage layer of ABR coverage increases each policy year through policy year 10, then is reduced in policy year 11 and thereafter. The coverage charge per $1,000 for each coverage layer of additional coverage is guaranteed to remain level all policy years. We may charge less than our guaranteed rate. The coverage charges for your policy will be shown in your policy specifications.

An example

For a policy that insures a male non-smoker who is age 35 when the policy is issued with a total face amount of $250,000 comprised of $100,000 of basic coverage, $100,000 of ABR coverage and $50,000 of additional coverage, the monthly coverage charge deducted is:

If death benefit Option A is elected,

•	$16.65 during policy year 1 ($11.10 + $0 + $5.55 = $16.65)
•	$29.85 during policy year 5 ($11.10 + $13.20 + $5.55 = $29.85)
•	$46.35 during policy year 10 ($11.10 + $29.70 + $5.55 = $46.35)
•	$12.15 during policy year 11 and thereafter ($0 + $6.60 + $5.55 = $12.15)

Policy
Year	Basic coverage	ABR coverage	Additional coverage

1	0.111 per $1,000 ($100,000/1000) × 0.111 = $11.10	$0 per $1,000	0.111 per $1,000 ($50,000/1000) × 0.111 = $5.55

5	0.111 per $1,000 ($100,000/1000) × 0.111 = $11.10	0.132 per $1,000 ($100,000/1000) × 0.132 = $13.20	0.111 per $1,000 ($50,000/1000) × 0.111 = $5.55

10	0.111 per $1,000 ($100,000/1000) × 0.111 = $11.10	0.297 per $1,000 ($100,000/1000) × 0.297 = $29.70	0.111 per $1,000 ($50,000/1000) × 0.111 = $5.55

11+	$0 per $1,000	0.066 per $1,000 ($100,000/1000) × 0.066 = $6.60	0.111 per $1,000 ($50,000/1000) × 0.111 = $5.55

If death benefit Option B is elected,

•	$24.15 during policy year 1 ($16.10 + $0 + $8.05 = $24.15)
•	$45.75 during policy year 5 ($16.10 + $21.60 + $8.05 = $45.75)
•	$72.75 during policy year 10 ($16.10 + $48.60 + $8.05 = $72.75)
•	$18.85 during policy year 11 and thereafter ($0 + $10.80 + $8.05 = $18.85)

Policy
Year	Basic coverage	ABR coverage	Additional coverage

1	0.161 per $1,000 ($100,000/1000) × 0.161 = $16.10	$0 per $1,000	0.161 per $1,000 ($50,000/1000) × 0.161 = $8.05

5	0.161 per $1,000 ($100,000/1000) × 0.161 = $16.10	0.216 per $1,000 ($100,000/1000) × 0.216 = $21.60	0.161 per $1,000 ($50,000/1000) × 0.161 = $8.05

10	0.161 per $1,000 ($100,000/1000) × 0.161 = $16.10	0.486 per $1,000 ($100,000/1000) × 0.486 = $48.60	0.161 per $1,000 ($50,000/1000) × 0.161 = $8.05

11+	$0 per $1,000	0.108 per $1,000 ($100,000/1000) × 0.108 = $10.80	0.161 per $1,000 ($50,000/1000) × 0.161 = $8.05

If you increase the face amount, each increase will have a corresponding coverage charge based on the amount of the increase and the age and risk classification of the insured at the time of the increase. We’ll specify the charge in a supplemental schedule of benefits at the time of the increase. We’ll apply each charge from the day of the increase. If you decrease the face amount, the charge will remain the same.

YOUR POLICY’S ACCUMULATED VALUE

The face amount charge is $0 on and after the monthly deduction end date.
Asset charge
During the first 10 policy years, we deduct an asset charge every month at an annual rate of 0.75% (0.0625% monthly) on the first $25,000 of your policy’s accumulated value in the variable investment options plus an annual rate of 0.35% (0.0292% monthly) of the accumulated value in the investment options that exceeds $25,000.
In policy year 11 and thereafter, we deduct an asset charge every month at an annual rate of 0.45% (0.0375% monthly) on the first $25,000 of your policy’s accumulated value in the variable investment options plus an annual rate of 0.05% (0.0042% monthly) of the accumulated value in the investment options that exceeds $25,000.
For purposes of this charge, the amount of accumulated value is calculated on the monthly payment date before we deduct the monthly charge, but after we deduct any outstanding policy debt, withdrawals or loans, or allocate any new net premiums.
The annual rate for the asset charge is 0% on and after the monthly deduction end date.

An example

For a policy with accumulated value of $30,000 in the variable investment options, the monthly asset charge is:

In policy year 1, $17.09 (($25,000 × 0.0625%) + ($5,000 × 0.0292%) = $15.63 + $1.46)

In policy year 11, $9.59 (($25,000 × 0.0375%) + ($5,000 × 0.0042%) = $9.38 + $0.21).

Charges for optional riders
If you add any riders to your policy, we add any charges for them to your monthly charge.
Lapsing and reinstatement
There is no guarantee that your policy will not lapse even if you pay your planned periodic premium. Your policy will lapse if there is not enough accumulated value, after subtracting any policy debt, to cover the monthly charge on the day we make the deduction. Your policy’s accumulated value is affected by the following:

•	loans or withdrawals you make from your policy

•	not making planned premium payments

•	the performance of your investment options

•	charges under the policy.
If there is not enough accumulated value to pay the total monthly charge, we deduct the amount that’s available and send you, and anyone you’ve assigned your policy to, a notice telling you the amount to pay to keep your policy in force. This amount is based on the sum of the monthly charges not deducted plus three times the monthly charges due when this insufficiency occurred, adjusted to add premium load.
We’ll give you a grace period of 61 days from the date we send the notice to pay sufficient premium to keep your policy in force. Your policy will remain in force during the grace period.
If you do not make the minimum payment
If we do not receive your payment within the grace period, your policy will lapse with no value. This means we’ll end your life insurance coverage.
If you make the minimum payment
If we receive your payment within the grace period, we’ll allocate your net premium to the investment options you’ve chosen and deduct the monthly charge from your investment options in proportion to the accumulated value you have in each option.
If your policy is in danger of lapsing and you have policy debt, you may find that making the minimum payment would cause the total premiums paid to exceed the maximum amount for your policy’s face amount under tax laws. In that situation, we will not accept the portion of your payment that would exceed the maximum amount. To stop your policy lapsing, you’ll have to repay a portion of your policy debt.

Remember to tell us if your payment is a premium payment. Otherwise, we’ll treat it as a loan repayment.
How to avoid future lapsing
To stop your policy from lapsing in the future, you may want to make larger or more frequent premium payments if tax laws permit it. Or if you have a loan, you may want to repay a portion of it.
Paying death benefit proceeds during the grace period
If the insured dies during the grace period, we’ll pay death benefit proceeds to your beneficiary. We’ll reduce the payment by any unpaid monthly charges and any policy debt.
Reinstating a lapsed policy
If your policy lapses, you have five years from the end of the grace period to apply for a reinstatement. We’ll reinstate it if you send us the following:

•	a written application

•	evidence satisfactory to us that the insured is still insurable

•	a premium payment sufficient to:

•	cover all unpaid monthly charges that were due in the grace period, and

•	keep your policy in force for three months after the day your policy is reinstated.
We’ll reinstate your policy as of the first monthly payment date on or after the day we approve the reinstatement. When we reinstate your policy, its accumulated value will be the same as it was on the day your policy lapsed. We’ll allocate it according to your most recent premium allocation instructions.
If the policy is reinstated as of the first monthly payment date following lapse, the policy will be reinstated as if coverage was continuous and no lapse occurred. If the policy is reinstated on a monthly payment date other than the first monthly payment date following lapse:

•	Monthly deductions will be reinstated as if coverage was continuous and no lapse occurred. No monthly deductions will be charged between the date of lapse and date of reinstatement.

•	Surrender charges for the policy will be the same as at the beginning of the grace period, and will decrease on the same schedule as if no lapse occurred.
Reinstating a lapsed policy with policy debt
If you had policy debt when your policy lapsed, we will not pay or credit interest on it during the period between the lapsing and reinstatement of your policy. There are special rules that apply to reinstating a policy with policy debt:

•	If we reinstate your policy on the first monthly payment date that immediately follows the lapse, we’ll also reinstate the policy debt that was outstanding the day your policy lapsed.

•	If we reinstate your policy on any monthly payment date other than the monthly payment date that immediately follows the lapse, we’ll deduct the outstanding loan amount from your policy’s accumulated value. This means you will no longer have an outstanding loan amount when your policy is reinstated. However, we will reinstate your loan if you ask us to in writing.

YOUR INVESTMENT OPTIONS
This section tells you about the investment options available under your policy and how they work.
We put your premium payments in our general and separate accounts. We own the assets in our accounts and allocate your net premiums, less any charges, to the investment options you’ve chosen. Amounts allocated to the fixed options are held in our general account. Amounts allocated to the variable investment options are held in our separate account. You’ll find information about when we allocate net premiums to your investment options in How premiums work.
Your policy’s accumulated value may be allocated to up to 27 investment options at any one time. You choose your initial investment options on your application. If you choose more than one investment option, you must tell us the dollar amount or percentage you want to allocate to each option. You can change your premium allocation instructions at any time.
You can change your premium allocation instructions by writing or sending a fax. If we have your completed telephone and electronic authorization on file, you can call us at 1-888-595-6997 or submit a request electronically. Or you can ask your registered representative to contact us. You’ll find more information regarding telephone and electronic instructions in Pacific Select Exec IV-NY basics.
The investment options you choose, and how they perform, will affect your policy’s accumulated value and may affect the death benefit. Please review the investment options carefully and ask your registered representative to help you choose the right ones for your goals and tolerance for risk. Make sure you understand any costs you may pay directly and indirectly on your investment options because they will affect the value of your policy.
Variable investment options
You can choose from a selection of variable investment options. Each variable investment option is set up as a variable account under our separate account and invests in a corresponding portfolio of the Pacific Select Fund, the Fidelity Variable Insurance Products Funds (“Fidelity VIP Funds”), the BlackRock Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. and the Van Eck Worldwide Insurance Trust. Each portfolio invests in different securities and has its own investment goals, strategies and risks. The value of each portfolio will fluctuate with the value of the investments it holds, and returns are not guaranteed. Your policy’s accumulated value will fluctuate depending on the investment options you’ve chosen. You bear the investment risk of any variable investment options you choose.
Pacific Life is the investment adviser for the Pacific Select Fund.
Fidelity Management & Research Company is the manager of the Fidelity Variable Insurance Products Funds. They retain other portfolio managers to manage the portfolios of the Fidelity VIP Funds available under your policy.
BlackRock Advisors, LLC is the investment adviser of the BlackRock Variable Series Funds, Inc. and has retained a sub-advisor for the portfolios available under your policy.
T. Rowe Price Associates, Inc. is the investment manager of the T. Rowe Price Equity Series, Inc. and manages the portfolios available under your policy directly.
Van Eck Associates Corporation is the investment adviser of the Van Eck Worldwide Insurance Trust and manages the portfolio available under your policy directly.
PL&A is not responsible for the operation of the Fidelity VIP Funds, the BlackRock Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust or any of their portfolios. We also are not responsible for ensuring that the Fidelity VIP Funds, the BlackRock Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust and their portfolios comply with any laws that apply.
The following chart is a summary of the fund portfolios. You’ll find detailed descriptions of the portfolios in each fund prospectus that accompanies this prospectus. There’s no guarantee that a portfolio will achieve its investment objective. You should read each fund prospectus carefully before investing.

PACIFIC SELECT FUND PORTFOLIO	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

International Value	Long-term capital appreciation.	Equity securities of relatively large non- U.S. companies believed to be undervalued.	AllianceBernstein L.P.

International Small-Cap	Long-term growth of capital.	Equity securities of non-U.S. companies with small market capitalizations.	Batterymarch Financial Management, Inc.

Diversified Research	Long-term growth of capital.	Equity securities of U.S. companies and foreign companies with significant markets in the U.S.	Capital Guardian Trust Company

Equity	Capital appreciation. (Current income is of secondary importance.)	Equity securities of U.S. growth-oriented companies.	Capital Guardian Trust Company

American Funds Growth-Income	Long-term growth of capital and income.	A master fund that invests in equity securities of both U.S. and non-U.S. companies of any size and other securities which demonstrate the potential for appreciation and/or dividends.	Capital Research and Management Company (adviser to the Master Growth- Income Fund)

American Funds Growth	Long-term growth of capital.	A master fund that invests in equity securities of both U.S. and non-U.S. companies of any size that appear to offer superior opportunities for growth of capital.	Capital Research and Management Company (adviser to the Master Growth Fund)

Technology	Long-term growth of capital.	Equity securities in the technology sector (including derivatives).	Columbia Management Advisors, LLC

Short Duration Bond	Current income. (Capital appreciation is of secondary importance.)	High quality fixed income securities with an average portfolio duration not likely to exceed 3 years.	Goldman Sachs Asset Management, L.P.

Concentrated Growth	Long-term growth of capital.	Equity securities selected for their growth potential.	Goldman Sachs Asset Management, L.P.

Diversified Bond	Maximize total return consistent with prudent investment management.	Fixed income securities of varying qualities and terms to maturity of both U.S. and non-U.S. companies.	J.P. Morgan Investment Management, Inc.

Growth LT	Long-term growth of capital.	Equity securities of companies of any size.	Janus Capital Management LLC

Focused 30	Long-term growth of capital.	U.S. and foreign equity securities selected for their growth potential.	Janus Capital Management LLC

Health Sciences	Long-term growth of capital.	Equity securities of companies in the health sciences sector (including derivatives).	Jennison Associates LLC

Mid-Cap Value	Capital appreciation.	Equity securities of medium-sized U.S. companies believed to be undervalued.	Lazard Asset Management LLC

Large-Cap Growth (formerly Blue Chip)	Long-term growth of capital. (Current income is of secondary importance.)	Equity securities of large-capitalization growth companies.	Loomis, Sayles & Company, L.P.

Capital Opportunities	Long-term growth of capital.	Equity securities with the potential for long-term growth of capital.	MFS Investment Management

YOUR INVESTMENT OPTIONS

PACIFIC SELECT FUND PORTFOLIO	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

International Large-Cap	Long-term growth of capital.	Equity securities of companies with large market capitalizations located outside the U.S.	MFS Investment Management

Equity Index	Investment results that correspond to the total return of common stocks publicly traded in the U.S.	Equity securities of companies that are included in or representative of the S&P 500 Index® (including derivatives).	BlackRock Investment Management, LLC

Small-Cap Index	Investment results that correspond to the total return of an index of small capitalization companies.	Equity securities of small companies that are included in or representative of the Russell 2000 Index (including derivatives).	BlackRock Investment Management, LLC

Fasciano Small Equity	Capital appreciation.	Equity securities of small companies believed to have sustainable earnings growth.	Neuberger Berman Management Inc.

Small-Cap Value	Long-term growth of capital.	Equity securities of small companies believed to be undervalued.	NFJ Investment Group L.P.

Multi-Strategy	High total return.	A mix of equity and fixed income securities.	OppenheimerFunds, Inc.

Main Street® Core	Long-term growth of capital and income.	Equity securities of large U.S. companies.	OppenheimerFunds, Inc.

Emerging Markets	Long-term growth of capital.	Equity securities of companies that are located in countries generally regarded as “emerging market” countries.	OppenheimerFunds, Inc.

Managed Bond	Maximize total return consistent with prudent investment management.	Medium and high-quality fixed income securities with varying terms to maturity, and derivatives relating to such securities or related indices.	Pacific Investment Management Company LLC

Inflation Managed	Maximize total return consistent with prudent investment management.	Fixed income securities of varying maturities with a focus on inflation-indexed bonds, and forward contracts and derivatives relating to such securities.	Pacific Investment Management Company LLC

Money Market	Current income consistent with preservation of capital.	Highest quality money market instruments believed to have limited credit risk.	Pacific Life

High Yield Bond	High level of current income.	Fixed income securities with lower and medium-quality credit ratings and intermediate to long terms to maturity.	Pacific Life

Large-Cap Value	Long-term growth of capital. (Current income is of secondary importance.)	Equity securities of large U.S. companies.	ClearBridge Advisors, LLC

Comstock	Long-term growth of capital.	Equity securities with the potential for long- term growth of capital and income.	Van Kampen

Mid-Cap Growth	Long-term growth of capital.	Equity securities of medium-sized companies believed to have above-average growth potential.	Van Kampen

Real Estate	Current income and long-term capital appreciation.	Equity securities of companies principally engaged in the U.S. real estate industry.	Van Kampen

VN Small-Cap Value	Long-term growth of capital.	Equity securities of small companies believed to be undervalued.	Vaughan Nelson Investment Management, L.P.

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

Fidelity VIP Contrafund® Service Class 2	Long-term capital appreciation.	Equity securities of companies whose value is believed not fully recognized by the public.	FMR Co., Inc.

Fidelity VIP Growth Service Class 2	Capital appreciation.	Equity securities of companies believed to have above-average growth potential.	FMR Co., Inc.

Fidelity VIP Mid Cap Service Class 2	Long-term growth of capital.	Equity securities primarily of companies with medium market capitalization.	FMR Co., Inc.

Fidelity VIP Value Strategies Service Class 2	Capital appreciation.	Equity securities of companies believed to be undervalued in the marketplace.	FMR Co., Inc.

BLACKROCK VARIABLE SERIES FUNDS, INC.	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

BlackRock Basic Value V.I. Fund Class III	Capital appreciation. (Income is of secondary importance.)	Equity securities believed to be undervalued.	BlackRock Advisors, LLC

BlackRock Global Allocation V.I. Fund Class III	High total investment return.	A mix of U.S. and foreign equity, debt and money market securities	BlackRock Advisors, LLC

T. ROWE PRICE EQUITY SERIES, INC.	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

T. Rowe Price Blue Chip Growth Portfolio – II	Long-term capital growth. (Income is a secondary objective.)	Equity securities of large and medium-sized “blue chip” growth companies.	T. Rowe Price Associates, Inc.

T. Rowe Price Equity Income Portfolio – II	Substantial dividend income and long-term capital growth.	Equity securities with a focus on well-established companies paying above-average dividends.	T. Rowe Price Associates, Inc.

VAN ECK WORLDWIDE INSURANCE TRUST	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

Van Eck Worldwide Hard Assets Fund	Long-term capital appreciation. (Income is of secondary importance.)	A mix of U.S. and foreign hard asset[1] securities	Van Eck Associates Corporation

[1]	Hard asset securities are stocks, bonds and other securities of companies that derive at least 50% of gross revenue or profit from exploration, development, production, distribution or facilitation of processes relating to: a) precious metals, b) natural resources, c) real estate and d) commodities. In addition, hard asset securities shall include any derivative securities the present value of which are based upon hard asset securities and/or hard asset commodities.
Calculating unit values
When you choose a variable investment option, we credit your policy with accumulation units. The number of units we credit equals the amount we’ve allocated divided by the unit value of the variable account. Similarly, the number of accumulation units in your policy will be reduced when you make a transfer, withdrawal or loan from a variable investment option, and when your monthly charges are deducted.

An example

You ask us to allocate $6,000 to the Inflation Managed investment option on a business day. At the end of that day, the unit value of the variable account is $15. We’ll credit your policy with 400 units ($6,000 divided by $15).

The value of an accumulation unit is the basis for all financial transactions relating to the variable investment options. The value of an accumulation unit is not the same as the value of a share in the underlying portfolio. We calculate the unit value for each variable account once every business day, usually at or about 4:00 p.m. Eastern time.

YOUR INVESTMENT OPTIONS

Generally, for any transaction, we’ll use the next unit value calculated after we receive your written request. If we receive your written request before the time of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time, on a business day, we’ll use the unit value calculated as of the end of that business day. If we receive your request at or after the time of the close of the New York Stock Exchange on a business day, we’ll use the unit value calculated as of the end of the next business day.
If a scheduled transaction falls on a day that is not a business day, we’ll process it as of the end of the next business day. For your monthly charge, we’ll use the unit value calculated on your monthly payment date. If your monthly payment date does not fall on a business day, we’ll use the unit value calculated as of the end of the next business day. For information about timing of transactions, see Pacific Select Exec IV-NY basics.
The unit value calculation is based on the following:

•	the investment performance of the underlying portfolio

•	any dividends or distributions paid by the underlying portfolio

•	any charges for any taxes that are, or may become, associated with the operation of the variable account.
The unit value of a variable account will change with the value of its corresponding portfolio. Changes in the unit value of a variable account will not change the number of accumulation units credited to your policy.
Fees and expenses paid by the funds
Each fund pays advisory fees and other expenses. These are deducted from the assets of the fund’s portfolios and may vary from year to year. They are not fixed and are not part of the terms of your policy. You’ll find more about fund fees and expenses in Fee tables and in each fund’s prospectus. If you choose a variable investment option, these fees and expenses affect you indirectly because they reduce portfolio returns. Each fund is governed by its own Board of Trustees or Board of Directors.
The SEC recently approved a rule change which will require the Boards of Trustees/ Directors of mutual funds to determine whether a redemption fee (not to exceed 2%) or other trading (transfer) restrictions should be imposed. A redemption fee is a fee that would be charged by and paid to the fund (not to PL&A). In the event the Board of Trustees/Directors of any underlying funds imposes such fees or limitations, we will pass them on to you.
Fixed options
You can also choose from two fixed options: the Fixed account and the Fixed LT account. The fixed options provide a guaranteed minimum annual rate of interest. The amounts allocated to the fixed options are held in our general account. We have contracted with Pacific Life to manage our general account assets, subject to investment policies, objectives, directions and guidelines established by our Board.
Here are some things you need to know about the fixed options:

•	Accumulated value allocated to the fixed options earns interest on a daily basis, using a 365-day year. Our minimum annual interest rate is 3% during the first 10 policy years, and 3.3% thereafter.

•	We may offer a higher annual interest rate on the fixed options. If we do, we’ll guarantee the higher rate until your next policy anniversary.

•	There are no investment risks or direct charges. Policy charges still apply.

•	There are limitations on when and how much you can transfer from the fixed options. These limitations are described below, in Transferring among investment options. It may take several policy years to transfer your accumulated value out of either of the fixed options.

•	We may place a limit of $1,000,000 on amounts allocated to the fixed options in any 12-month period. This includes allocations of net premium, transfers, and loan repayments for all PL&A policies you own. Any allocations in excess of $1,000,000 will be allocated to your other investment options according to your most recent instructions. We may increase the $1,000,000 limit at any time at our sole discretion. To find out if a higher limit is in effect, ask your registered representative or contact us.

Transferring among investment options and market-timing restrictions
Transfers
You can transfer among your investment options any time during the life of your policy without triggering any current income tax. If your state requires us to refund your premiums when you exercise your right to cancel, you can make transfers and use transfer programs only after the free look transfer date. Your transfer of accumulated value on the free look transfer date does not count as a transfer for purpose of applying the limitations described in this section. You can make transfers by writing to us, by making a telephone or electronic transfer, or by signing up for one of our automatic transfer services. You’ll find more information about making telephone and electronic transfers in Pacific Select Exec IV-NY basics.
Transfers will normally be effective as of the end of the business day we receive your written, telephone or electronic request.
Here are some things you need to know about making transfers:

•	Your policy’s accumulated value may be invested in up to 27 investment options at one time.

•	Transfers are limited to 25 for each calendar year.

•	If you have used all 25 transfers available to you in a calendar year, you may no longer make transfers between the investment options until the start of the next calendar year. However, you may make one (1) transfer of all or a portion of your policy’s accumulated value remaining in the variable investment options into the Money Market investment option prior to the start of the next calendar year.

•	Additionally, only two (2) transfers in any calendar month may involve any of the following investment options: International Value, International Small-Cap, International Large-Cap, Emerging Markets, BlackRock Global Allocation V.I. Fund Class III or Van Eck Worldwide Hard Assets Fund.

•	For the purpose of applying the limitations, multiple transfers that occur on the same day are considered one (1) transfer. Transfers into the loan account, a transfer of accumulated value from the loan account into your investment options following a loan payment, or transfers that occur as a result of the dollar cost averaging service, the portfolio rebalancing service, the first year transfer service or an approved asset allocation service are excluded from the limitation. Also, allocations of premium payments are not subject to these limitations.

•	Transfers to or from a variable investment option cannot be made before the seventh calendar day following the last transfer to or from the same variable investment option. If the seventh calendar day is not a business day, then a transfer may not occur until the next business day. The day of the last transfer is not considered a calendar day for purposes of meeting this requirement. For example, if you make a transfer into the Diversified Research variable investment option on Monday, you may not make any transfers to or from that variable investment option before the following Monday. Transfers to or from the Money Market variable investment option are excluded from this limitation.

•	There is no minimum amount required if you’re making transfers between variable investment options.

•	You can make transfers from the variable investment options to the fixed options only in the policy month right before each policy anniversary.

•	You can make one transfer in any 12-month period from each fixed option, except if you’ve signed up for the first year transfer service (see Transfer Services later in this section). Such transfers are limited to:

•	$5,000 or 25% of your policy’s accumulated value in the Fixed account

•	$5,000 or 10% of your policy’s accumulated value in the Fixed LT account
The restrictions for transfers from the Fixed LT account are temporarily waived during the first policy year. You will be permitted to transfer any amount out of the Fixed LT account at any time during the first twelve policy months, subject to the transfer limitations described in this section called Transfers. We reserve the right to discontinue this waiver at any time. However, if the waiver is in effect on the date you sign the application for your policy, the waiver on transfer restrictions will remain in effect for your first policy year.
We reserve the right, in our sole discretion, to waive the transfer restrictions on the fixed options. Please contact us or your registered representative to find out if a waiver is currently in effect.

•	Currently, there is no charge for making a transfer but we may charge you in the future. The maximum fee we will charge for a transfer is $25 per transfer in excess of 12 per policy year.

YOUR INVESTMENT OPTIONS

•	There is no minimum required value for the investment option you’re transferring to or from.

•	You cannot make a transfer if your policy is in the grace period and is in danger of lapsing.

•	We can restrict or suspend transfers.

•	We will send you written notice if we refuse or delay your transfer request.

•	We have the right to impose limits on transfer amounts, the value of the investment options you’re transferring to or from, or impose further limits on the number and frequency of transfers you can make. Any policy we establish with regard to the exercise of any of these rights will be applied uniformly to all policy owners.
There are no exceptions to the above transfer limitations in the absence of an error by us, a substitution of investment options, or reorganization of underlying portfolios or other extraordinary circumstances.
Market-timing restrictions
The policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the policy. Such frequent trading can disrupt management of the underlying portfolios and raise expenses. The transfer limitations set forth above are intended to reduce frequent trading. In addition, we monitor certain large transaction activity in an attempt to detect trading that may be disruptive to the portfolios. In the event transfer activity is found to be disruptive, certain future subsequent transfers by such policy owners, or by a registered representative or other party acting on behalf of one or more policy owners, will require preclearance. Frequent trading and large transactions that are disruptive to portfolio management can have an adverse effect on portfolio performance and therefore your policy’s performance. Such trading may also cause dilution in the value of the investment options held by long-term policy owners. While these issues can occur in connection with any of the underlying portfolios, portfolios holding securities that are subject to market pricing inefficiencies are more susceptible to abuse. For example, portfolios holding international securities may be more susceptible to time-zone arbitrage which seeks to take advantage of pricing discrepancies occurring between the time of the closing of the market on which the security is traded and the time of pricing of the portfolios.
Our policies and procedures which limit the number and frequency of transfers and which may impose preclearance requirements on certain large transactions are applied uniformly to all policy owners. However, there is a risk that these policies and procedures will not detect all potentially disruptive activity or will otherwise prove ineffective in whole or in part. Further, we and our affiliates make available to our variable life insurance policy owners and variable annuity contract owners underlying funds not affiliated with us. We are unable to monitor or restrict the trading activity with respect to shares of such funds not sold in connection with our contracts. In the event the Board of Trustees/Directors of any underlying fund imposes a redemption fee or trading (transfers) limitations, we will pass them on to you.
We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions could include:

•	not accepting transfer instructions from an agent acting on behalf of more than one policy owner, and

•	not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one policy owner at a time.
We further reserve the right to impose, without prior notice, restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other policy owners.
Transfer services
We offer three services that allow you to make automatic transfers of accumulated value from one investment option to another. Under the dollar cost averaging and portfolio rebalancing services, you can transfer among the variable investment options. Under the first year transfer service, you can make transfers from the Fixed account to the Fixed LT account and the variable investment options.
You may only participate in one transfer service at any time. We have the right to discontinue, modify or suspend any of these transfer services at any time.
Detailed information regarding each transfer service appears in the SAI.

Dollar cost averaging
Our dollar cost averaging service allows you to make scheduled transfers of $50 or more between variable investment options. It does not allow you to make transfers to or from either of the fixed options. We process transfers as of the end of the business day on your policy’s monthly, quarterly, semi-annual or annual anniversary, depending on the interval you choose. You must have at least $5,000 in a variable investment option to start the service.
Since the value of accumulation units can change, more units are credited for a scheduled transfer when unit values are lower, and fewer units when unit values are higher. This allows you to average the cost of investments over time. Investing this way does not guarantee profits or prevent losses.
We will not charge you for the dollar cost averaging service or for transfers made under this service, even if we decide to charge you in the future for transfers outside of the service, except if we have to by law.
Portfolio rebalancing
As the value of the underlying portfolios changes, the value of the allocations to the variable investment options will also change. The portfolio rebalancing service automatically transfers your policy’s accumulated value among the variable investment options according to your original percentage allocations.
Because the portfolio rebalancing service matches your original percentage allocations, we may transfer money from an investment option with relatively higher returns to one with relatively lower returns.
We do not charge for the portfolio rebalancing service, and we do not currently charge for transfers made under this service.
First year transfer
Our first year transfer service allows you to make monthly transfers during the first policy year from the Fixed account to the variable investment options or the Fixed LT account. It does not allow you to transfer among variable investment options. You enroll in the service when you apply for your policy and include specific details on your application.
This service allows you to average the cost of investments over your first policy year. Investing this way does not guarantee profits or prevent losses.
We do not charge for the first year transfer service, and we do not currently charge for transfers made under this service.

WITHDRAWALS, SURRENDERS AND LOANS
You can take out all or part of your policy’s accumulated value while your policy is in force by making withdrawals or surrendering your policy. You can take out a loan from us using your policy as security. You can also use your policy’s loan and withdrawal features to supplement your income, for example, during retirement.
Making a withdrawal, taking out a loan or surrendering your policy can change your policy’s tax status, generate taxable income, or make your policy more susceptible to lapsing. Be sure to plan carefully before using these policy benefits.
If you withdraw a larger amount than you’ve paid into your policy, your withdrawal may be considered taxable income.
For more information on the tax treatment of withdrawals or loans, or in the event you surrender your policy, see Variable life insurance and your taxes.
Making withdrawals
You can withdraw part of your policy’s net cash surrender value starting on your policy’s first anniversary. Here’s how it works:

•	You must send us a written request that’s signed by all owners.

•	Each withdrawal must be at least $200, and the net cash surrender value of your policy after the withdrawal must be at least $500.

•	If your policy has an outstanding loan amount, the maximum withdrawal you can take is the amount, if any, by which the cash surrender value just before the withdrawal exceeds the outstanding loan amount divided by 90%.

•	We will not accept your request to make a withdrawal if it will cause your policy to become a modified endowment contract, unless you’ve told us in writing that you want your policy to become a modified endowment contract.

•	We’ll charge you $25 for each withdrawal you make.

•	You can choose to receive your withdrawal in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in General information about your policy.

•	If you do not tell us which investment options to take the withdrawal from, we’ll deduct the withdrawal and the withdrawal charge from all of your investment options in proportion to the accumulated value you have in each option.

•	The accumulated value, cash surrender value and net cash surrender value of your policy will be reduced by the amount of each withdrawal.

•	If the insured dies after you’ve sent a withdrawal request to us, but before we’ve made the withdrawal, we’ll deduct the amount of the withdrawal from any death benefit proceeds owing.

An example

For a policy in policy year 8 with:

•	accumulated value of $18,500

•	policy debt of $2,000

•	a surrender charge of $1,400

The maximum amount available for withdrawal is $14,100
(accumulated value - surrender charge) - policy debt - $500 =
($18,500 - $1,400) - $,2000 - $500 = $14,100

How withdrawals affect your policy’s death benefit
Making a withdrawal will affect your policy’s death benefit in the following ways:

•	If your policy’s death benefit does not equal the guideline minimum death benefit, the death benefit will decrease by the amount of your withdrawal.

•	If your policy’s death benefit equals the guideline minimum death benefit, the death benefit may decrease by more than the amount of your withdrawal.

How withdrawals affect your policy’s face amount
If you’ve chosen death benefit Option B or Option C, making a withdrawal does not reduce your policy’s face amount.
If you’ve chosen death benefit Option A, a withdrawal may reduce your face amount. During each of the first 15 policy years, you can make one withdrawal of up to 10% of the total premium payments you’ve made without reducing your policy’s face amount. If you withdraw a larger amount, or make additional withdrawals, the face amount will be reduced by the amount, if any, by which the face amount exceeds the result of the death benefit immediately before the withdrawal minus the amount of the withdrawal.
If a reduction in face amount is required as a result of a withdrawal, we will reduce the face amounts of the coverage layers as described in The death benefit: Changing the face amount.

An example

Policy
Year	Premium paid	Total premium paid	Available withdrawal[1]

1	$10,000	$10,000	$1,000

2	$10,000	$20,000	$2,000

3	$20,000	$40,000	$4,000

4	$20,000	$60,000	$6,000

5	$10,000	$70,000	$7,000

6	0	$70,000	$7,000

1	Amount of withdrawal that can be taken without reducing your policy’s face amount if you have Death Benefit Option A.

Taking out a loan
You can borrow money from us any time while your policy is in force. The maximum amount available to borrow is less than 100% of your accumulated value.
Taking out a loan will affect the growth of your policy’s accumulated value, and may affect the death benefit.
You may request a loan either by sending us a request in writing, over the telephone or electronically. You’ll find more information about requesting a loan by telephone or electronically in Pacific Select Exec IV-NY basics.
When you borrow money from us, we use your policy’s accumulated value as security. You pay interest on the amount you borrow. The accumulated value set aside to secure your loan also earns interest. Here’s how it works:

•	To secure the loan, we transfer an amount equal to the amount you’re borrowing from your accumulated value in the investment options to the loan account. We’ll transfer this amount from your investment options in proportion to the accumulated value you have in each option, unless you tell us otherwise.

•	Interest owing on the amount you’ve borrowed accrues daily at an annual rate of 3.55%. Interest that has accrued during the policy year is due on your policy anniversary. If you do not pay the interest when it’s due, we’ll add it to the amount of your loan and begin accruing interest on it from the day it was due. We’ll also transfer an amount equal to the interest that was due, from your policy’s accumulated value to the loan account. We’ll transfer this amount from your investment options in proportion to the accumulated value you have in each option.

•	The amount in the loan account earns interest daily at an annual rate of at least 3% during the first 10 policy years, and 3.3% thereafter. On your policy anniversary, we transfer the interest that has been credited to the loan account proportionately to your investment options according to your most recent allocation instructions.

•	We currently intend to credit interest on the amount in the loan account at an annual rate of 3.55% in policy year 6 and thereafter. We can decrease the rate credited if we believe the change is needed to ensure that your policy loan is not treated as a taxable distribution under federal income tax laws, or under any applicable ruling, regulation, or court decision. We will not decrease the annual rate to less than 3% during the first 10 policy years, and 3.3% thereafter on the amount in the loan account.

WITHDRAWALS, SURRENDERS AND LOANS

How much you can borrow
You can borrow up to the net cash surrender value of your policy.
Paying off your loan
You can pay off all or part of the loan any time while your policy is in force. Unless you tell us otherwise, we’ll generally transfer any loan payments you make proportionately to your investment options according to your most recent allocation instructions. We may, however, first transfer any loan payments you make to the fixed options, up to the amount originally transferred from the fixed options to the loan account. We’ll then transfer any excess amount to your variable investment options according to your most recent allocation instructions.
While you have an outstanding loan, we’ll treat any money you send us as a loan repayment unless you tell us otherwise in writing.
You can make monthly loan payments using our electronic funds transfer plan. Here’s how it works:

•	You authorize us to withdraw a specified amount from your checking account each month by completing an electronic funds transfer form. Please contact us or your registered representative for a copy of this form.

•	You can choose any day between the 4th and 28th of the month for us to make the withdrawal.

•	Loan payments made by the electronic funds transfer plan must be at least $50.
What happens if you do not pay off your loan
If you do not pay off your loan, we’ll deduct the amount in the loan account, including any interest you owe, from one of the following:

•	the death benefit proceeds before we pay them to your beneficiary

•	the cash surrender value if you surrender your policy

•	the amount we refund if you exercise your right to cancel.
Taking out a loan, whether or not you repay it, will have a permanent effect on the value of your policy. For example, while your policy’s accumulated value is held in the loan account, it will miss out on the potential earnings available through the variable investment options. The amount of interest you earn on the loan account may be less than the amount of interest you would have earned from the fixed options. These could lower your policy’s accumulated value, which could reduce the amount of the death benefit.
When a loan is outstanding, the amount in the loan account is not available to help pay for any policy charges. If, after deducting your policy debt, there is not enough accumulated value in your policy to cover the policy charges, your policy could lapse. You may need to make additional premium payments or loan repayments to prevent your policy from lapsing.
Your policy debt could result in taxable income if you surrender your policy, if your policy lapses, or if your policy is a modified endowment contract. You should talk to your tax advisor before taking out a loan under your policy. See Taking out a loan in Variable life insurance and your taxes.
Ways to use your policy’s loan and withdrawal features
You can use your policy’s loan and withdrawal features to supplement your income, for example, during retirement. If you’re interested in using your life insurance policy to supplement your retirement income, please contact us for more information.
Setting up an income stream may not be suitable for all policy owners.
Here are some things you should consider when setting up an income stream:

•	the rate of return you expect to earn on your investment options

•	how long you would like to receive regular income

•	the amount of accumulated value you want to maintain in your policy.
You can ask your registered representative for illustrations showing how policy charges may affect existing accumulated value and how future withdrawals and loans may affect the accumulated value and death benefit. You can also ask for accompanying charts and graphs that compare results from various retirement strategies.

Understanding the risks
Using your policy to supplement your income does not change your rights or our obligations under the policy. The terms for loans and withdrawals described in this prospectus remain the same. It’s important to understand the risks that are involved in using your policy’s loan and withdrawal features. Use of these features may increase the chance of your policy lapsing.
You should consult with your financial adviser and carefully consider how much you can withdraw and borrow from your policy each year to set up your income stream.
Automated income option
Our automated income option (“AIO”) program allows you to make scheduled withdrawals or loans. Your policy is eligible after the 7th policy anniversary. To begin the program, you must have a minimum net cash surrender value of $50,000, and your policy must not qualify as a modified endowment contract.
You request participation in the AIO program and specify your AIO preferences by sending us an AIO request form. If you wish to do so, contact your registered representative for an AIO request form.
There is no fee to participate in the AIO program. The $25 fee for withdrawals under the AIO program is currently waived.
Withdrawals and loans may reduce policy values and benefits. They may also increase your risk of lapse. In order to minimize the risk of lapse, you should not take additional loans or withdrawals while you are in the AIO program.
Distributions under the AIO program may result in tax liability. Please consult your tax advisor. For more information, see Variable life insurance and your taxes.
You may discontinue participation in the AIO program at any time by sending a written notice to us.
Detailed information appears in the SAI.
Overloan protection rider
Exercise of this rider will guarantee, as long as the rider stays in force, that the policy will not lapse even if the outstanding loan amount exceeds the accumulated value. Your policy will have an Overloan protection rider if the insured is age 80 or younger, on the policy date and you elect the guideline premium test as the death benefit qualification test. The death benefit option for the policy must be Option A when the rider is exercised.
There is no charge for this rider unless you exercise it, but there is a minimum premium requirement during the first five policy years to keep the rider in force. The minimum five-year premium equals 450% of the lesser of your policy’s guideline level premium or 7-pay premium at issue and is shown in your policy specifications. The minimum five-year premium for your policy will not change even if we recalculate the seven-pay premium for your policy.
The earliest exercise date is the later of the policy anniversary when the insured is age 75 or the 15th policy anniversary. Your policy specifications will show the earliest exercise date, and a range of ages at which the rider may be exercised. The rider may not be exercised after the insured reaches age 100.
The exercise effective date will be the monthly payment date on or next following the date we receive your written request to exercise this rider and all exercise requirements are met. On the exercise effective date we:

1.	Transfer any accumulated value in the investment options into the Fixed LT account. No transfer charge will be assessed for such transfer, not will it count against, or be subject to, any transfer limitations that may be in effect.
2.	Deduct the charge for this rider from your policy’s accumulated value.
There is a one-time charge to exercise this rider. The charge will not exceed the accumulated value multiplied by the overloan protection rate shown for the insured’s age at exercise in the policy specifications, as of the exercise effective date. After exercise of the rider, and while it continues in force, the minimum death benefit of the policy will be the death benefit percentage multiplied by the greater of the accumulated value or the policy debt.
This rider will terminate on the earliest of the following events:

•	You do not pay enough premium to meet the minimum five-year premium requirement.

•	The policy terminates.

WITHDRAWALS, SURRENDERS AND LOANS

•	You make a written request to terminate this rider.

•	If, after the exercise effective date:

•	any premium is paid

•	any withdrawal is taken

•	any loan repayment is made, other than for loan interest due

•	any policy benefit is changed or added at your request, or

•	any transfer among the investment options is done at your request.
If the rider terminates after the exercise effective date and while the policy is in force, any amount by which the policy debt exceeds the accumulated value is due and payable to us.
Surrendering your policy
You can surrender or cash in your policy at any time while the insured is still living.
Here are some things you need to know about surrendering your policy:

•	You must send us your policy and a written request.

•	We’ll send you the policy’s net cash surrender value. You can choose to receive your money in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in General information about your policy.

•	If you surrender your policy during the first 10 policy years, we’ll deduct a surrender charge on basic coverage. There is no surrender charge on additional coverage or ABR coverage.

•	Each coverage layer of basic coverage has a surrender charge which is based on the face amount of each coverage layer, the age and risk classification of the insured and the death benefit option of the policy on the date each coverage layer is effective. If you increase your policy’s face amount, we’ll send you a supplemental schedule of benefits that shows the surrender charge associated with the increase.

•	The surrender charge decreases each month until it reaches zero at the end of 10 policy years. The table of surrender charges for your policy will be shown in your policy specification pages.

•	There’s no surrender charge on any coverage layer after 10 policy years from the date the coverage layer is effective.

•	We guarantee the surrender charge rates will not increase.

•	If you decrease the face amount, the decrease will not affect your policy’s surrender charge.

GENERAL INFORMATION ABOUT YOUR POLICY
This section tells you some additional things you should know about your policy.
Income benefit
If you surrender or make a withdrawal from your policy, you can use the money to buy an income benefit that provides a monthly income. Your policy’s beneficiary can use death benefit proceeds to buy an income benefit. In addition to the income benefit described below, you can choose from other income benefits we may make available from time to time.
The following is one income benefit available under the Pacific Select Exec IV-NY policy:

•	The income benefit is based on the life of the person receiving the income. If the policy owner is buying the income benefit, monthly income will be based on the owner’s life. If the policy’s beneficiary buys the income benefit, monthly income will be based on the beneficiary’s life.

•	We’ll pay a monthly income for at least 10 years regardless of whether the person receiving the income is still alive.

•	After 10 years, we’ll only pay the monthly income for as long as the person receiving it is still alive.

•	The minimum monthly income benefit calculated must be at least $100.

•	For this income benefit, the amount you receive will always be at least as much as the amount guaranteed by your policy.
Reduced paid-up benefit
You may use the net cash surrender value of your policy to purchase fixed paid-up insurance on the life of the insured. You may choose to do this on any policy anniversary while the policy is in force. We guarantee your right to convert your policy, and we will not require evidence of insurability.
If you convert your policy, your policy and any riders attached to it will terminate and the net cash surrender value will be transferred to our general account. Investment options are not available under the policy issued when you convert.
The net cash surrender value will be applied as a net single premium to purchase paid-up insurance. No premium payments will be required or accepted on the converted policy. The amount of such insurance will be calculated based on mortality tables shown in your policy, 3% interest and on the age and risk classification of the insured. The paid-up policy will not be subject to any surrender charge if you surrender it.
Paying the death benefit in the case of suicide
If the insured commits suicide within two years of the policy date, death benefit proceeds will be the total of all premiums you’ve paid, less any policy debt and any withdrawals you’ve made.
Replacement of life insurance or annuities
The term replacement has a special meaning in the life insurance industry. Before you make a decision to buy, we want you to understand what impact a replacement may have on your existing insurance policy.
A replacement occurs when you buy a new life insurance policy or annuity contract, and a policy or contract you already own has been or will be:

•	lapsed, forfeited, surrendered or partially surrendered, assigned to the replacing insurer, or otherwise terminated

•	converted to reduced paid-up insurance, continued as extended term insurance, or otherwise reduced in value by the use of nonforfeiture benefits or other policy values

•	amended to effect either a reduction in benefits or in the term for which coverage would otherwise remain in force or for which benefits would be paid

•	reissued with any reduction in cash value, or

•	pledged as collateral or subject to borrowing, whether in a single loan or under a schedule of borrowing over a period of time.
There are circumstances when replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. A replacement may affect your plan of insurance in the following ways:

•	You will pay new acquisition costs;

•	You may have to submit to new medical examinations;

GENERAL INFORMATION ABOUT YOUR POLICY

•	You may pay increased premiums because of the increased age or changed health of the insured;

•	Claims made in the early policy years may be contested;

•	You may have to pay surrender charges and/or income taxes on your current policy or contract values;

•	Your new policy or contract values may be subject to surrender charges; and

•	If part of a financed purchase, your existing policy or contract values or death benefit may be reduced.
You should carefully compare the costs and benefits of your existing policy or contract with those of the new policy or contract to determine whether replacement is in your best interest.
Errors on your application
If the age of the insured is stated incorrectly on your application, the death benefit under your policy will be the greater of the following:

•	the amount of death benefit that would be purchased by the most recent cost of insurance charge for the correct age or

•	the guideline minimum death benefit for the correct age.
We’ll adjust the accumulated value by recalculating all previous cost of insurance charges and other monthly deductions based on the correct age.
Contesting the validity of your policy
We have the right to contest the validity of your policy for two years from the policy date. Once your policy has been in force for two years from the policy date during the lifetime of the insured, we generally lose the right to contest its validity.
We also have the right to contest the validity of a policy that you reinstate for two years from the day that it was reinstated. Once your reinstated policy has been in force for two years from the reinstatement date during the lifetime of the insured, we generally lose the right to contest its validity. During this period, we may contest your policy only if there is a material misrepresentation on your application for reinstatement.
We have the right to contest the validity of an increase in the face amount of a policy for two years from the day the increase becomes effective. Once the increased face amount has been in force for two years during the lifetime of the insured, we generally lose the right to contest its validity.
Regardless of the above, we can contest the validity of your policy for failure to pay premiums at any time. The policy will terminate upon successful contest with respect to the insured.
Assigning your policy as collateral
You can assign your policy as collateral to secure a loan, mortgage, or other kind of debt. Here’s how it works:

•	An assignment does not change the ownership of the policy.

•	After the policy has been assigned, your rights and the rights of your beneficiary will be subject to the assignment. The entire policy, including any income benefit, rider, benefit and endorsement, will also be subject to the assignment.

•	We’re not responsible for the validity of any assignment.

•	We must receive a copy of the original assignment before we’ll consider it binding.

•	Unless otherwise provided, the person or organization you assign your policy to may exercise the rights under the policy, except the right to change the policy owner or the beneficiary or the right to choose a monthly income benefit.
Assigning a policy that’s a modified endowment contract may generate taxable income and a 10% penalty tax.
Non-participating
This policy will not share in any of our surplus earnings.

VARIABLE LIFE INSURANCE AND YOUR TAXES
This discussion about taxes is based on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (IRS). It’s based on the Internal Revenue Code (the tax code) and does not cover any state or local tax laws.
This is not a complete discussion of all federal income tax questions that may arise under the policy. There are special rules that we do not include here that may apply in certain situations.
We do not know whether the current treatment of life insurance policies under current federal income tax or estate or gift tax laws will continue. We also do not know whether the current interpretations of the laws by the IRS or the courts will remain the same. Future legislation may adversely change the tax treatment of life insurance policies, other tax consequences described in this discussion or tax consequences that relate directly or indirectly to life insurance policies.
The current federal estate tax law provides, among other things, for reductions in federal estate tax rates, increases in the exemption amount, and a “repeal” of the federal estate tax in 2010. However, the legislation provides for full reinstatement of the federal estate tax in the year 2011. In addition, there are legislative proposals that would further affect the estate tax. If you are considering the purchase of the policy to help pay federal estate taxes at death, consult with your tax advisor.
We do not make any guarantees about the tax status of your policy, and you should not consider the discussion that follows to be tax advice. The tax consequences of owning a policy or receiving proceeds from it may vary by jurisdiction and according to the circumstances of each owner or beneficiary. Speak to a qualified tax adviser for complete information about federal, state and local taxes that may apply to you.
Tax treatment of life insurance policies
Definition of life insurance
In order to qualify as a life insurance contract for federal income tax purposes, the policy must meet the statutory definition of life insurance.
We believe that the policy qualifies as life insurance. That means it will receive the same tax advantages as a conventional fixed life insurance policy. The two main tax advantages are:

•	Death benefits may be excluded from income under Section 101(a) of the tax code. In general, your policy’s beneficiary will not be subject to federal income tax when he or she receives the death benefit proceeds. This is true regardless of whether the beneficiary is an individual, corporation, or other entity.

•	You’ll generally not be taxed on your policy’s accumulated value unless you receive a cash distribution by making a withdrawal, surrendering your policy, or in some instances, taking a loan from your policy.
The tax laws defining life insurance, however, do not cover all policy features. Your policy may have features that could prevent it from qualifying as life insurance. For example, the tax laws have yet to address many issues concerning the treatment of substandard risk policies and policies with term insurance on the insured. We can make changes to your policy if we believe the changes are needed to ensure that your policy continues to qualify as a life insurance contract.
As of the date of this prospectus, the IRS has not issued any official guidance on the tax treatment of life insurance policies that continue coverage beyond age 100, or other advanced ages. You should consult your tax advisor, as there may be tax consequences.
The tax code and tax regulations impose limitations on unreasonable mortality and expense charges for purposes of determining whether a policy qualifies as life insurance for federal tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid.
The Treasury Department has issued proposed regulations about reasonable standards for mortality charges. While we believe that our mortality costs and other expenses used in calculating whether the policy qualifies as life insurance are reasonable under current laws, we cannot be sure that the IRS agrees with us. We can change our mortality charges if we believe the changes are needed to ensure that your policy qualifies as a life insurance contract.

VARIABLE LIFE INSURANCE AND YOUR TAXES

Diversification rules and ownership of the separate account
Your policy will not qualify for the tax benefit of a life insurance contract unless, among other requirements, the separate account follows certain rules requiring diversification of investments underlying the policy. In addition, the IRS requires that the policyholder not have control over the underlying assets. Section 817(h) of the tax code describes the diversification rules. For more information about diversification rules, please see Other fund information in the accompanying Pacific Select Fund prospectus.
For a variable life insurance contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the contract owner. Under current U.S. tax law, if a contract owner has excessive control over the investments made by a separate account, or the underlying fund, the contract owner will be taxed currently on income and gains from the account or fund. In other words, in such a case of “investor control” the contract owner would not derive the tax benefits normally associated with variable life insurance.
The application of the investor control doctrine is subject to some uncertainty. Generally, according to the IRS, there are two ways that impermissible investor control may exist. The first relates to the design of the contract or the relationship between the contract and a separate account or underlying fund. For example, at various times, the IRS has focused on, among other factors, the number and type of investment choices available pursuant to a given variable contract, whether the contract offers access to funds that are available to the general public, the number of transfers that a contract owner may make from one investment option to another, and the degree to which a contract owner may select or control particular investments.
With respect to this first aspect of investor control, we believe that the design of our contracts and the relationship between our contracts and the portfolios satisfy the current view of the IRS on this subject, such that the investor control doctrine should not apply. However, because of some uncertainty with respect to this subject and because the IRS may issue further guidance on this subject, we reserve the right to make such changes as we deem necessary or appropriate to reduce the risk that your contract might not qualify as a life insurance contract for tax purposes.
The second way that impermissible investor control might exist concerns your actions. Under the IRS pronouncements, you may not select or control particular investments, other than choosing among broad investment choices such as selecting a particular portfolio. You may not select or direct the purchase or sale of a particular investment of a portfolio. All investment decisions concerning the portfolios must be made by the portfolio manager for such portfolio in his or her sole and absolute discretion, and not by the contract owner. Furthermore, under the IRS pronouncements, you may not communicate directly or indirectly with such a portfolio manager or any related investment officers concerning the selection, quality, or rate of return of any specific investment or group of investments held by a portfolio.
Finally, the IRS may issue additional guidance on the investor control doctrine, which might further restrict your actions or features of the variable contract. Such guidance could be applied retroactively. If any of the rules outlined above are not complied with, the IRS may seek to tax you currently on income and gains from a portfolio such that you would not derive the tax benefits normally associated with variable life insurance. Although highly unlikely, such an event may have an adverse impact on the fund and other variable contracts. We urge you to consult your own tax adviser with respect to the application of the investor control doctrine.
Policy exchanges
Policy exchanges fall under Section 1035(a) of the tax code. If you exchange your policy for another one that insures the same person, it generally will be treated as a tax-free exchange and, if so, will not result in the recognition of gain or loss. If the person insured by the policy is changed, the exchange will be treated as a taxable exchange.
Change of ownership
You may have taxable income if you transfer ownership of your policy, sell your policy, or change the ownership of it in any way.
Corporate owners
There are special tax issues for corporate owners:

•	using your policy to fund deferred compensation arrangements for employees has special tax consequences

•	corporate ownership of a policy may affect your liability under the alternative minimum tax and the environmental tax. Section 59A of the tax code deals with the environmental tax.

Conventional life insurance policies
The tax treatment of your policy will depend upon whether it is a type of contract known as a modified endowment contract. We describe modified endowment contracts later in this section. Under Section 7702A of the tax code, policies that are not classified as modified endowment contracts are taxed as conventional life insurance policies and will have the following tax treatment:
Surrendering your policy
When you surrender, or cash in, your policy, you’ll generally be taxed on the difference, if any, between the cash surrender value and the cost basis in your policy. The cost basis in your policy is generally the premiums you’ve paid plus any taxable distributions less any withdrawals or premiums previously recovered that were not taxable.
Making a withdrawal
If you make a withdrawal after your policy has been in force for 15 years, you’ll only be taxed on the amount you withdraw that exceeds the cost basis in the policy.
Special rules apply if you make a withdrawal within the first 15 policy years and it’s accompanied by a reduction in benefits. In this case, there is a special formula under which you may be taxed on all or a portion of the withdrawal amount.
Taking out a loan
If you take out a loan, you will not pay tax on the loan amount unless your policy is surrendered, lapses or matures and you have not repaid your policy debt. The interest you pay, or that’s accrued, on a loan is generally nondeductible. Ask your tax adviser for more information.
Loans and corporate-owned policies
If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest. If the taxpayer is an entity that’s a direct or indirect beneficiary of certain life insurance, endowment or annuity contracts, a portion of the entity’s deductions for loan interest may be disallowed, even though this interest may relate to debt that’s completely unrelated to the contract. There may be a limited exception that applies to contracts issued on 20% owners, officers, directors or employees of the entity. For more information about this exception, you should consult your tax adviser.
Modified endowment contracts
Section 7702A of the tax code defines a class of life insurance policies known as modified endowment contracts. Like other life insurance policies, the death benefit proceeds paid to your beneficiary generally are not subject to federal income tax and your policy’s accumulated value grows on a tax-deferred basis until you receive a cash distribution.
If your policy is a modified endowment contract, it will have the tax treatment described below. Any distributions you receive during the life of the policy are treated differently than under conventional life insurance policies. Withdrawals, loans, pledges, assignments and the surrender of your policy are all considered distributions and may be subject to tax on an income-first basis and a 10% penalty.
When a policy becomes a modified endowment contract
A life insurance policy becomes a modified endowment contract if, at any time during the first seven policy years, the sum of actual premiums paid exceeds the seven-pay limit. The seven-pay limit is the cumulative total of the level annual premiums (or seven-pay premiums) required to pay for the policy’s future death and endowment benefits.
For example, if the seven-pay premiums were $1,000 a year, the maximum premiums you could pay during the first seven years to avoid modified endowment treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, this policy may or may not be a modified endowment contract, depending on the amount of premiums paid during the policy’s first seven contract years or after a material change has been made to the policy.
If there is a material change to your policy, like a change in the death benefit, we may have to retest your policy and restart the seven-pay premium period to determine whether the change has caused the policy to become a modified endowment contract.
Surrendering your policy
If you surrender your policy, you’re taxed on the amount by which the cash surrender value exceeds the cost basis in the policy.

VARIABLE LIFE INSURANCE AND YOUR TAXES

Making a withdrawal or taking out a loan
If you make a withdrawal or take out a loan from a modified endowment contract, you’re taxed on the amount of the withdrawal or loan that’s considered income, including all previously non-taxed gains. Income is the difference between the cash surrender value and the cost basis in your policy. It’s unclear whether interest paid, or accrued, on a loan is considered interest for federal income tax purposes. If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest. You should consult your tax adviser.
All modified endowment contracts we or our affiliates issue to you in a calendar year are treated as a single contract when we calculate whether a distribution amount is subject to tax.
10% penalty tax
If any amount you receive from a modified endowment contract is taxable, you may also have to pay a penalty tax equal to 10% of the taxable amount.
A taxpayer will not have to pay the penalty tax if any of the following exceptions apply:

•	you’re at least 59 1/2 years old

•	you’re receiving an amount because you’ve become disabled

•	you’re receiving an amount that’s part of a series of substantially equal periodic payments, paid out at least annually. These payments may be made for your life or life expectancy or for the joint lives or joint life expectancies of you and your beneficiaries.
Distributions before a policy becomes a modified endowment contract
If your policy fails the seven-pay test and becomes a modified endowment contract, any amount you receive or are deemed to have received during the two years before it became a modified endowment contract may be taxable. The distribution would be treated as having been made in anticipation of the policy’s failing to meet the seven-pay test under Treasury Department regulations which are yet to be prescribed.
Comparison to taxable investments
With respect to taxable investments, current tax law generally provides for a maximum tax rate for individual taxpayers of 15% on long-term capital gains and on certain “qualifying dividends” on corporate stock. These rate reductions do not apply to corporate taxpayers. A taxpayer will also have to satisfy a more than 60-day holding period with respect to any distributions of qualifying dividends in order to obtain the benefit of the lower tax rate. Earnings from non-qualifying dividends, interest income, other types of ordinary income and short-term capital gains will be taxed at the ordinary income tax rate applicable to the taxpayer.
These rules mean that for policyholders who are individuals the tax-related advantage of life insurance compared to certain taxable investments is reduced because the tax burden applicable to long-term capital gains and from certain “qualifying dividends” on corporate stock has been reduced.

ABOUT PL&A
Pacific Life & Annuity Company is a life insurance company based in Arizona. Our operations include life insurance, annuity and institutional products, and various other insurance products and services. At the end of 2005, we had statutory assets of $1,506 million.
PL&A is authorized to conduct life insurance and annuity business in Arizona, New York and certain other states. Our executive office is located at 700 Newport Center Drive, Newport Beach, California 92660.
How our accounts work
We own the assets in our general account and our separate account. We allocate your net premiums to these accounts according to the investment options you’ve chosen.
General account
Our general account includes all of our assets, except for those held in our separate accounts. We guarantee you an interest rate for up to one year on any amount allocated to the fixed options. The rate is reset annually. The fixed options are part of our general account, which we may invest as we wish, according to any laws that apply. We’ll credit the guaranteed rate even if the investments we make earn less. Our ability to pay these guarantees is backed by our strength as a company. We can provide you with reports of our ratings as an insurance company and our ability to pay claims with respect to our general account assets.
The fixed options are not securities, so they do not fall under any securities act. For this reason, the SEC has not reviewed the disclosure in this prospectus about the fixed options. However, other federal securities laws may apply to the accuracy and completeness of the disclosure about the fixed options.
Separate account
Amounts allocated to the variable investment options are held in our separate account. The assets in this account are kept separate from the assets in our general account and our other separate accounts, and are protected from our general creditors.
The separate account is divided into variable accounts. Each variable account invests in shares of a designated portfolio of the Pacific Select Fund, the Fidelity VIP Funds, the BlackRock Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust. We may add variable accounts that invest in other portfolios of these funds or in other securities.
We’re the legal owner of the assets in the separate account, and pay its operating expenses. We do not hold ourselves out to be trustees of the separate account assets. The separate account is operated only for our variable life insurance policies. PL&A is obligated to pay all amounts promised to policy owners under the terms of the policy. We must keep enough money in the account to pay anticipated obligations under the insurance policies funded by the account, but we can transfer any amount that’s more than these anticipated obligations to our general account. Some of the money in the separate account may include charges we collect from the account and any investment results on those charges.
We cannot charge the assets in the separate account attributable to our reserves and other liabilities under the policies funded by the account with any liabilities from our other business.
Similarly, the income, gains or losses, realized or unrealized, of the assets of any variable account belong to that variable account and are credited to or charged against the assets held in that variable account without regard to our other income, gains or losses.
Making changes to the separate account
We can add, change or remove any securities that the separate account or any variable account holds or buys, as long as we comply with the laws that apply.
We can substitute shares of one portfolio with shares of another portfolio or fund if:

•	any portfolio is no longer available for investment; or

•	our management believes that a portfolio is no longer appropriate in view of the purposes of the policy.
We’ll give you any required notice or receive any required approval from policy owners or the SEC before we substitute any shares. We’ll comply with the filing or other procedures established by insurance regulators as required by law.

ABOUT PL&A

We can add new variable accounts, which may include additional subaccounts of the separate account, to serve as investment options under the policies. These may be managed separate accounts or they may invest in a new portfolio of the funds, or in shares of another investment company or one of its portfolios, or in a suitable investment vehicle with a specified investment objective.
We can add new variable accounts when we believe that it’s warranted by marketing needs or investment conditions. We’ll decide on what basis we’ll make new accounts available to existing policy owners.
We can also eliminate any of our variable accounts if we believe marketing, tax or investment conditions warrant it. We can terminate and liquidate any variable account.
If we make any changes to variable accounts or substitution of securities, we can make appropriate changes to this policy or any of our other policies, by appropriate endorsement, to reflect the change or substitution.
We will notify you if there is a material change in the investment policy of a variable account. The notice will inform you of your options, including your option to transfer from such variable account to the Fixed account within 60 days after:

•	the effective date of the material change, or

•	the date you receive the notice, whichever is later.
If we believe it’s in the best interests of people holding voting rights under the policies and we meet any required regulatory approvals we can do the following:

•	operate the separate account as a management investment company, unit investment trust, or any other form permitted under securities or other laws

•	register or deregister the separate account under securities law

•	combine the separate account with one of our other separate accounts or our affiliates’ separate accounts

•	combine one or more variable accounts

•	create a committee, board or other group to manage the separate account

•	change the classification of any variable account.
Taxes we pay
We may be charged for state and local taxes. Currently, we pay these taxes because they are small amounts with respect to the policy. If these taxes increase significantly, we may deduct them from the separate account.
We may charge the separate account for any federal, state and local taxes that apply to the separate account or to our operations. This could happen if our tax status or the tax treatment of variable life insurance changes.
Voting rights
We’re the legal owner of the shares of the funds that are held by the variable accounts. We may vote on any matter at shareholder meetings of the funds. However, we are required by law to vote as you instruct on the shares relating to your allocation in a variable investment option. This is called your voting interest.
Your voting interest is calculated as of a day set by the Board of Trustees or Board of Directors of a fund, called the record date. Your voting interest equals the accumulated value in a variable investment option divided by the net asset value of a share of the corresponding portfolio. Fractional shares are included. If allowed by law, we may change how we calculate your voting interest.
We’ll send you documents from the fund called proxy materials. They include information about the items you’ll be voting on and forms for you to give us your instructions. We’ll vote shares held in the separate account for which we do not receive voting instructions in the same proportion as all other shares in the portfolio held by that separate account for which we’ve received timely instructions. If we do not receive any voting instructions for the shares in a separate account, we will vote the shares in the same proportion as the total votes for all of our separate accounts for which we’ve received timely instructions.
We’ll vote shares of any portfolio we hold in our general account in the same proportion as the total votes for all of our separate accounts, including this separate account. We’ll vote shares of any portfolio held by any of our non-insurance affiliates in the same proportion as the total votes for all of our separate accounts and those of our insurance affiliates.
If the law changes to allow it, we can vote as we wish on shares of the portfolios held in the separate account.

When required by state insurance regulatory authorities, we may disregard voting instructions that:

•	would change a portfolio’s investment objective or subclassification

•	would approve or disapprove an investment advisory contract.
We may disregard voting instructions on a change initiated by policy owners that would change a portfolio’s investment policy, investment adviser or portfolio manager if:

•	our disapproval is reasonable

•	we determine in good faith that the change would be against state law or otherwise be inappropriate, considering the portfolio’s objectives and purpose, and considering what effect the change would have on us.
If we disregard any voting instructions, we’ll include a summary of the action we took and our reasons for it in the next report to policy owners.
Distribution Arrangements
Pacific Select Distributors, Inc. (“PSD”), a broker-dealer and our affiliate, pays various forms of sales compensation to broker-dealers (including other PL&A affiliates) that solicit applications for the policies. PSD also may reimburse other expenses associated with the promotion and solicitation of applications for the policies.
In addition, PSD or an affiliate may pay from their own resources additional significant cash compensation, sometimes called “revenue sharing”, and provide other incentives in connection with the promotion and solicitation of applications for the policies by some, but not all, broker-dealers. Such additional compensation may give us greater access to registered representatives of the broker-dealers that receive such compensation or may otherwise influence the way that a broker-dealer and registered representative market the policies.
The compensation and other benefits provided by PSD or its affiliates, may be more or less than the overall compensation on similar or other products. This may influence your registered representative or broker-dealer to present this policy over other investment options available in the marketplace. You may ask your registered representative about these differing and divergent interests, how he/she is personally compensated and how his/her broker-dealer is compensated for soliciting applications for the policy.
We may agree to reduce or waive some or all of the policy charges and/or credit additional amounts under our policies, for a policy sold to an eligible person. An eligible person meets criteria established by us, and may include current and retired officers, directors and employees of us and our affiliates, trustees of the Pacific Select Fund, trustees of Pacific Funds, and immediate family members of such persons. We will credit additional amounts to policies owned by eligible persons if such policies are purchased directly through PSD. Under such circumstances, eligible persons will not be afforded the benefit of services of any other broker/dealer nor will commissions be payable to any broker/dealer in connection with such purchases. Eligible persons must contact us directly with servicing questions, policy changes and other matters relating to their policies. The amount credited to policies owned by eligible persons will equal the reduction in expenses we enjoy by not incurring brokerage commissions in selling such policies, with the determination of the expense reduction and of such crediting being made in accordance with our administrative procedures. These credits will be added to an eligible person’s policy after the free look transfer date has occurred, or, if premiums are paid using the monthly electronic funds transfer plan, on the first policy anniversary.
Portfolio managers of the underlying portfolios available under this policy may help pay for conferences or meetings sponsored by us or PSD relating to management of the portfolios and our variable life insurance products.
Please refer to the SAI for additional information on distribution arrangements and the conflicts of interest that they may present.
Service arrangements
We or our affiliates have entered into services agreements in connection with some of the funds and their investment advisers, subadvisers, distributors and/or their affiliates, and may receive compensation for providing certain services including, but not limited to, customer and support services. Unless otherwise noted, fees for these services are paid monthly and are based on the average daily net assets of shares of each fund held by the separate accounts and purchased by us at the policy owner’s instructions. Because PL&A or its affiliates receive the fees described below, PL&A or its affiliates may be subject to competing interests in making these funds available as investment options under the contracts.

ABOUT PL&A

Fidelity Distributors Corporation (FDC), principal underwriter of shares of Fidelity VIP Funds, pays us at the annual rate of 0.25% of the average aggregate net assets of Service Class 2 shares of Fidelity VIP Funds held by our separate accounts. In addition, FDC pays us, on a quarterly basis, at the annual rate of 0.10% of the average aggregate net assets of Service Class 2 shares of Fidelity VIP Funds held by our separate accounts where the aggregate dollar value of the shares is equal to or less than $350,000,000 during the quarter, plus the annual rate of 0.15% of the average aggregate net assets in excess of $350,000,000 during the quarter. Fidelity Investments Institutional Operations Company, Inc. (FIIOC), transfer agent for Fidelity VIP Funds, pays us, on a quarterly basis, at the annual rate of 0.05% of the average aggregate net assets of Service Class 2 shares of Fidelity VIP Funds held by our separate accounts. Fees paid to us by FIIOC will not exceed $1,000,000 for any calendar quarter. BlackRock Distributors, Inc., principal underwriter of shares of BlackRock Variable Series Funds, pays us, on a quarterly basis, at the annual rate of 0.25% of the average daily net assets of Class III shares of BlackRock Variable Series Funds held by our separate accounts. Van Eck Securities Corporation, distributor for Van Eck Worldwide Insurance Trust pays us an annual rate of 0.35% of the average daily net assets of Van Eck Worldwide Insurance Trust held by our separate accounts. T. Rowe Price Associates, Inc., the investment adviser for T. Rowe Price Equity Series Inc., pays us each month at the annual rate 0.15% of the average aggregate net assets of Class II shares of T. Rowe Price Equity Series, Inc. held by our separate accounts where the aggregate dollar value of the shares exceeds $25,000,000 at all times during that month, and increases to 0.25% of the average aggregate net assets where the aggregate dollar value of the shares exceeds $250,000,000 at all times during that month. In addition, we have entered into a distribution agreement with T. Rowe Price Investment Services, Inc., distributor for T. Rowe Price Equity Series Inc. Under this distribution agreement, T. Rowe Price Investment Services, Inc. pays us on a monthly basis for certain distribution services of T. Rowe Price Equity Series, Inc. Class II shares offered to our policy owners, including, but not limited to, (i) distribution of reports, prospectuses and SAIs to clients other than existing policy owners, (ii) preparation and distribution of sales literature and advertising materials, (iii) continuing education and training of registered representatives, (iv) distribution support services, and (v) other distribution services as mutually agreed upon from time to time. The fee is an annual rate of 0.25% of the average aggregate net asset value of the T. Rowe Price Equity Series, Inc. Class II shares held by our separate accounts.
American Funds Insurance Series® pays Pacific Select Distributors, Inc. (“PSD”) at an annual rate of 0.25% of the average daily net assets of Class 2 shares of the Growth-Income and Growth Master Funds (“Master Funds”) attributable to variable life insurance and variable annuity contracts issued by us and our affiliate for certain distribution-related services to the Funds. PSD shall pay American Funds Distributors, Inc. at a rate of 0.16% of premiums attributable to the Master Funds for certain marketing assistance.
Illustrations
We will provide you with illustrations based on different sets of assumptions upon your request.

•	Illustrations based on information you give us about the age of the person to be insured by the policy, their risk class, the face amount, the death benefit and premium payments.

•	Illustrations that show the allocation of premium payments to specified variable accounts. These will reflect the expenses of the portfolio of the fund in which the variable account invests.

•	Illustrations that use a hypothetical gross rate of return that’s greater than 12%. These are available only to certain large institutional investors.
You can request such illustrations at any time. Illustrations may help you understand how your policy values would vary over time based on different assumptions.
Lost policy
If you lose your policy, you may request a Certificate of Coverage free of charge. If you require a duplicate policy, we may charge a fee of $50 per duplicate. To request a Certificate of Coverage or a duplicate policy, please contact us for a Certificate of insurance/duplicate policy request form.
Audits of premiums/loans
You may request us to run a report of premium payments you’ve made or loan transactions under your policy. If you request us to provide information for a period of more than 2 years from date of request, we may charge you an administrative fee of $25 for this service.

Risk classification change
If you have a change in risk classification, such as a change in smoking status or health, you can request us to review your risk classification. Changing your risk classification may change the rates used for cost of insurance, mortality and expense risk face amount and surrender charge charges, and may also change the rates on any riders on your policy which base charges on risk classification. We will charge you a fee of $100 for each insured at the time you request us to change your risk classification. If your policy was issued on or before April 30, 2004, we will charge you a fee of $50 per insured at the time you request us to change your risk classification.
State regulation
We’re subject to the laws of the state of Arizona governing insurance companies and to regulations issued by the Commissioner of Insurance of Arizona. In addition, we’re subject to the insurance laws and regulations of the other states and jurisdictions in which we’re licensed or may become licensed to operate.
An annual statement in a prescribed form must be filed with the Commissioner of Insurance of Arizona and with regulatory authorities of other states on or before March 1st in each year. This statement covers our operations for the preceding year and our financial condition as of December 31st of that year. Our affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of our operations at periodic intervals.
Legal proceedings and legal matters
PL&A, the separate account, and PSD are not involved in any legal proceedings that would have a material effect on policy owners.
Legal matters concerning the issue and sale of the life insurance policies described in this prospectus, our organization and authority to issue the policies under Arizona law, and the validity of the forms of the policies under Arizona law, have been passed upon by our general counsel. Legal matters relating to federal securities laws and federal income tax laws have been passed upon by Dechert LLP.
Registration statement
We’ve filed a registration statement with the SEC for Pacific Select Exec IV-NY, under the Securities Act of 1933. The SEC’s rules allow us to omit some of the information required by the registration statement from this prospectus. You can ask for it from the SEC’s office in Washington, D.C. They may charge you a fee.
Financial statements
The statements of assets and liabilities of Pacific Select Exec Separate Account as of December 31, 2005, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented, as well as the unaudited financial statements of Pacific Select Exec Separate Account for the nine-month period ended September 30, 2006 are contained in the SAI.
The statements of financial condition of PL&A as of December 31, 2005 and 2004 and the related statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2005, as well as the condensed financial statements as of September 30, 2006 and December 31, 2006, and for the nine months ended September 30, 2006 and 2005 are contained in the SAI.

APPENDIX A – DEATH BENEFIT PERCENTAGES

Age	Percentage	Age	Percentage	Age	Percentage	Age	Percentage

0-40	250	50	185	60	130	70	115
41	243	51	178	61	128	71	113
42	236	52	171	62	126	72	111
43	229	53	164	63	124	73	109
44	222	54	157	64	122	74	107
45	215	55	150	65	120	75-90	105
46	209	56	146	66	119	91	104
47	203	57	142	67	118	92	103
48	197	58	138	68	117	93	102
49	191	59	134	69	116	>93	101

A-1

APPENDIX B – COVERAGE COMPONENTS
Your policy’s initial amount of insurance coverage is the sum of the face amount of the initial coverage components. There are three coverage components in a Select Exec IV-NY policy:

•	Basic coverage

•	Additional coverage

•	ABR coverage

The coverage components provide some flexibility in structuring the face amount, the death benefit, and premium payments in targeting the cash values based on your particular needs. Each coverage component has its own set of rates for calculating cost of insurance charges and coverage charges, which affect your policy’s monthly deduction.
An example of how coverage components work
For a male nonsmoker who is age 35
Policy face amount at issue = $300,000
Death Benefit Option A
Policy year 1

	Guaranteed Maximum Cost of Insurance	Guaranteed Maximum Coverage Charge

Basic coverage	$0.14 per $1,000 of discounted net amount at risk	$0.12 per $1,000 of face amount
Additional coverage	$0.18 per $1,000 of discounted net amount at risk	$0.12 per $1,000 of face amount
ABR coverage	$0.14 per $1,000 of discounted net amount at risk	$0
For the first policy month, assuming a discounted net amount of risk of $290,000, and the following policy descriptions, the maximum guaranteed cost of insurance and coverage charges will be:

Policy A

Coverage components:
Basic coverage = $300,000	Cost of insurance = $40.60
Additional coverage = $0	Coverage charge = $36.00
ABR coverage = $0
Policy B

Coverage components:
Basic coverage = $200,000	Cost of insurance = $44.47
Additional coverage = $100,000	Coverage charge = $36.00
ABR coverage = $0
Policy C

Coverage components:
Basic coverage = $100,000	Cost of insurance = $44.46
Additional coverage = $100,000	Coverage charge = $24.00
ABR coverage = $100,000
If you increase your policy’s face amount, each additional coverage layer will have its own cost of insurance rate and coverage charge based upon the insured’s age and risk class at the time of the increase.
B-1

PACIFIC SELECT
EXEC IV-NY
WHERE TO GO FOR MORE INFORMATION

The Pacific Select Exec IV-NY variable life insurance policy is underwritten by Pacific Life & Annuity Company.

You’ll find more information about the policy and Pacific Select Exec Separate Account in the SAI dated                    , 2007. The SAI has been filed with the SEC and is considered to be part of this prospectus because it’s incorporated by reference.
You can get a copy of the SAI without charge by calling or writing to us, or you can view it online at our website. You can also contact the SEC to get the SAI, material incorporated into this prospectus by reference, and other information about registrants that file electronically with the SEC. The SEC may charge you a fee for this information.
If you ask us, we’ll provide you with illustrations of policy benefits based on different sets of assumptions. Illustrations may help you understand how your policy’s death benefit, cash surrender value and accumulated value would vary over time based on different assumptions. You can get one policy illustration free of charge per policy year by calling or writing to us. We reserve the right to charge $25 for additional illustrations.

How to contact us

Call, e-mail or write to us at:
Pacific Life & Annuity Company
700 Newport Center Drive
P.O. Box 6540
Newport Beach, California 92658-6540
1-888-595-6997
5 a.m. through 5 p.m. Pacific time
www.Pacificlifeandannuity.com

How to contact the SEC

You can also find reports and other information about the policy and separate account from the SEC. The SEC may charge you a fee for this information.
Public Reference Section of the Commission
100 “F” Street N.E.
Washington, D.C. 20549
202-551-8090
Internet: www.sec.gov

NASD Public Disclosure program

The NASD provides investor protection education through its website and printed materials. The NASD regulation website address is www.nasdr.com. An investor brochure that includes information describing the Public Disclosure program may be obtained from the NASD. The NASD Public Disclosure hotline number is (800) 289-9999. The NASD does not charge a fee for the Public Disclosure program services.

SEC file number 811-05563

STATEMENT OF ADDITIONAL INFORMATION

                    , 2007

PACIFIC SELECT EXEC IV – NY

PACIFIC SELECT EXEC SEPARATE ACCOUNT

Pacific Select Exec IV-NY is a variable life insurance policy offered by Pacific Life & Annuity Company.

This Statement of Additional Information (SAI) is not a prospectus and should be read in conjunction with the policy’s prospectus, dated                     , 2007, which is available without charge upon written or telephone request to PL&A. Terms used in this SAI have the same meanings as in the prospectus, and some additional terms are defined particularly for this SAI. This SAI is incorporated by reference into the policy’s prospectus.

Pacific Life & Annuity Company

P.O. Box 6540
Newport Beach, CA 92658-6540

1-888-595-6997

i

MORE ON THE OPTIONAL RIDERS

There are five optional riders that provide extra benefits. Ask your registered representative for additional information about the riders available with the policy. Samples of the provisions for the extra optional benefits are available from us upon written request.

Annual renewable and convertible term rider

Provides annual renewal term insurance on any member of the insured’s immediate family who is age 79 or younger at the time the rider is issued. You may purchase the rider at policy issue or any time while the policy is in force. We refer to each person insured under the rider as a covered person. You have the flexibility to delete a covered person from the rider, or, with satisfactory evidence of insurability, you may add a covered person. We may deduct an administrative charge not to exceed $100 from your policy’s accumulated value on the effective date of any such addition of a covered person. If you add a covered person at time of policy issue and the face amount of the rider is greater than $100,000, we may assess a $100 underwriting charge prior to underwriting.

At any time while the rider is in force and before any covered person reaches age 65, you may convert the rider to a whole life or any higher premium plan we regularly issue at the time of the conversion. The rider may also be converted during the first two years it is in force, regardless of the covered person’s age. If you convert the rider, a new policy will be issued on the covered person and coverage under the rider will terminate.

The guaranteed monthly cost of insurance rates for each covered person will be shown in your policy specifications pages. Our current cost of insurance rates for the rider are lower than the guaranteed rates.

The rider will terminate on the earliest of your written request, on lapse or termination of the policy, or when the last covered person reaches age 80.

Children’s term rider

Provides term insurance until age 25 on any child of the insured, including a natural child, step-child or adopted child. To be eligible for coverage, the insured must be 55 or younger, and the child must be 21 or younger at policy issue and named in the application for this rider or born or adopted thereafter. Newborn children are covered from age 14 days. The term insurance under the rider may be converted for a new policy on each child on the earlier of the child’s 25th birthday or the date the insured becomes age 65, as long as the child is still living. If the insured dies before the conversion date, the term insurance on each child will become paid-up and a separate policy for the paid-up insurance will be issued with the child as owner. For each child, if you convert the rider, or if paid-up insurance is issued, coverage for that child under the rider will terminate. The monthly charge will be shown in your policy specifications pages.

Disability benefit rider

Provides a monthly addition to the policy’s accumulated value when the insured has a qualifying disability as stated in the rider provisions, until he or she reaches age 65. You may purchase the rider only at policy issue. The monthly charge for the rider appears in your policy specifications pages.

This rider is not available if you select a Waiver of charges rider.

The rider will terminate on the earliest of your written request, on termination of this policy, or when the insured becomes age 60.

Guaranteed insurability rider

Gives the right to buy additional insurance on the life of the insured on specified dates without proof of insurability. The rider is available for an insured who is not in a substandard risk class and is age 37 or younger when the policy is issued. Subject to certain conditions, you may have some flexibility to change the option dates.

1

Charges and option dates for this rider appear in your policy specifications pages. To add the additional insurance, we must receive your written request within 31 days of the option date for that additional coverage. The increase in face amount will take effect on the option date if the insured is then living. Any option not exercised on its option date will expire. You elect to increase the face amount of one or more coverage components at the time you exercise an option.

The rider will terminate on the earliest of your written request, on lapse or termination of the policy, or 31 days after the last option date.

Waiver of charges rider

Waives any monthly cost of insurance charges, administrative charges and M&E risk face amount charges for the policy, and any monthly cost of any rider benefits which fall due while the insured is totally disabled, under the provisions of the rider. We will not waive any charges that are due more than one year before we receive proof of total disability, or which fall due before the insured’s age 5. The monthly charge for the rider appears in your policy specifications pages.

The rider is available for insureds age 55 or younger who are not in a substandard risk class. You may purchase the rider at policy issue or any time while the policy is in force. If you request to purchase the rider after the policy is issued we will charge you $100 at the time of your request. If regular evidence of insurability for new life insurance is being submitted, no additional evidence of insurability for a Waiver of charges rider is usually needed. If you apply for an increase in face amount under an insurability option or conversion option, and if the Waiver of charges rider was included in the original coverage, the evidence needed to include the Waiver of charges rider on the new insurance is a statement that the insured is not totally disabled. Except as stated above, satisfactory evidence of insurability is required.

This rider is not available if you select a Disability benefit rider.

The rider will terminate (without affecting any claim for disability occurring before such termination) on the earliest of your written request, on lapse or termination of this policy, or when the insured reaches age 60.

PREMIUM LIMITATIONS

Federal tax law puts limits on the amount of premium payments you can make in relation to your policy’s death benefit. These limits apply in the following situations.

Guideline premium limit

If you’ve chosen the guideline premium test as your death benefit qualification test, the total amount you can pay in premiums and still have your policy qualify as life insurance is your policy’s guideline premium limit. The sum of the premiums paid, less any withdrawals, at any time cannot exceed the guideline premium limit, which is the greater of:

•	the guideline single premium or
•	the sum of the guideline level annual premiums.

We may refuse to accept all or part of a premium payment if, by accepting it, you will exceed your policy’s guideline premium limit. If we find that you’ve exceeded your guideline premium limit, we may remove all or part of a premium you’ve paid from your policy as of the day we applied it, and return it to you. We’ll adjust the death benefit retroactively to that date to reflect the reduction in premium payments.

Your policy’s guideline single premium and guideline level annual premiums appear on your policy’s specification pages. Before you buy a policy, you can ask us or your registered representative for a personalized illustration that will show you the guideline single premium and guideline level annual premiums.

2

Modified endowment contract

A life insurance policy will become a modified endowment contract if the sum of premium payments made during the first seven contract years, less a portion of withdrawals, exceeds the seven-pay limit defined in section 7702A of the Internal Revenue Code. You’ll find a detailed discussion of modified endowment contracts in Variable life insurance and your taxes in the prospectus.

Unless you’ve told us in writing that you want your policy to become a modified endowment contract, we’ll remove all or part of the premium payment from your policy as of the day we applied it and return it to you. We’ll also adjust the death benefit retroactively to that date to reflect the reduction in premium payments. If we receive such a premium within 20 days before your policy anniversary, we’ll hold it and apply it to your policy on the anniversary date.

In both of these situations, if we remove an excess premium from your policy, we’ll return the premium amount to you no later than 60 days after the end of the policy year. We may adjust the amount for interest or for changes in accumulated value that relate to the amount of the excess premium we’re returning to you.

If we do not return the premium amount to you within that time, we’ll increase your policy’s death benefit retroactively, to the day we applied the premium, and prospectively so that it’s always the amount necessary to ensure your policy qualifies as life insurance, or to prevent it from becoming a modified endowment contract. If we increase your death benefit, we’ll adjust cost of insurance or rider charges retroactively and prospectively to reflect the increase.

Increasing the net amount at risk

An increase in the net amount at risk occurs if the policy’s death benefit is equal to the guideline minimum death benefit, or would be equal to it once we apply your premium payment. We may choose to accept your premium payment in this situation, but before we do so, we may require satisfactory evidence of the insurability of the insured.

TRANSFER SERVICES

You may only participate in one transfer service at any time.

Dollar cost averaging

Our dollar cost averaging services allows you to make scheduled transfers of $50 or more between variable investment options without paying a transfer fee. Here’s how the service works:

•	You can set up this service at any time while your policy is in force.
•	You need to complete a request form to enroll in the service. You may enroll by telephone or electronically if we have your completed telephone and electronic authorization on file.
•	You must have at least $5,000 in a variable investment option to start the service.
•	We’ll automatically transfer accumulated value from one variable investment option to one or more of the other variable investment options you’ve selected.
•	We’ll process transfers as of the end of the business day on your policy’s monthly, quarterly, semi-annual or annual anniversary, depending on the interval you’ve chosen. We will not make the first transfer until after the free look transfer date in states that require us to return your premiums if you exercise your right to cancel your policy.
•	We will not charge you for the dollar cost averaging service or for transfers made under this service, even if we decide to charge you in the future for transfers outside of the service, except if we have to by law.
•	We have the right to discontinue, modify or suspend the service at any time.
•	We’ll keep making transfers at the intervals you’ve chosen until one of the following happens:

•	the total amount you’ve asked us to transfer has been transferred
•	there is no more accumulated value in the investment option you’re transferring from

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•	your policy enters the grace period and is in danger of lapsing
•	you tell us in writing to cancel the service
•	we discontinue the service.

Portfolio rebalancing

The portfolio rebalancing service automatically transfers your policy’s accumulated value among the variable investment options according to your original percentage allocations. Here’s how the service works:

•	You can set up this service at any time while your policy is in force.
•	You enroll in the service by sending us a written signed request or a completed automatic rebalancing form. You may enroll by telephone or electronically if we have your completed telephone and electronic authorization on file.
•	Your first rebalancing will take place on the monthly payment date you choose. You choose whether we should make transfers quarterly, semi-annually or annually, based on your policy date.
•	If you cancel this service, you must wait 30 days to begin it again.
•	We do not currently charge for the portfolio rebalancing service or for transfers made under this service.
•	We can discontinue, suspend or change the service at any time.

First year transfer

Our first year transfer service allows you to make monthly transfers during the first policy year from the Fixed account to the variable investment options or the Fixed LT account. Here’s how the service works:

•	You enroll in the service when you apply for your policy and include specific details on your application.
•	You choose a regular amount to be transferred every month for 12 months.
•	We make the first transfer on the day we allocate your first premium to the investment options you’ve chosen. Each transfer will be made on the same day every month.
•	If you sign up for this service, we’ll waive the usual transfer limit for the Fixed account during the first policy year.
•	If we make the last transfer during the second policy year, we will not count it toward the usual one transfer per year limit for the Fixed account.
•	If the accumulated value in the Fixed account is less than the amount to be transferred, we’ll transfer the balance and then cancel the service.
•	If there is accumulated value remaining in the Fixed account at the end of the service, our usual rules for the Fixed account will apply.
•	We do not currently charge for the first year transfer service or for transfers made under this service.

WITHDRAWAL FEATURES

Automated income option

Our automated income option (“AIO”) program allows you to make scheduled withdrawals or loans. Here’s how the program works:

•	You can set up the income stream from your policy on either a monthly or annual basis. Each scheduled income payment must be at least $500 if you choose to receive monthly payments, or $1,000 if you choose annual payments.
•	You may choose to receive either a fixed amount of income or an amount based on a fixed duration. Depending upon your objectives, you may wish to reduce your face amount or change your policy’s death benefit option in order to maximize your income.

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•	You choose the scheduled income payment date. You may elect to have your income payments sent either by check or by electronic deposit to a bank account. The effective date of the withdrawal or loan will be the business day before any income payment date.
•	If the scheduled income payment date falls on a weekend or holiday, the actual income payment date will be the business day before the scheduled income payment date.
•	The withdrawal or loan will be taken from your policy’s investment options in proportion to the accumulated value in each option.

Upon our receipt of your AIO request form, we will run a hypothetical illustration to determine if your request can be fulfilled, or if any adjustments will be necessary. We use the illustration to test your policy for the minimum net cash surrender value requirement. Your policy must continue to have an illustrated net cash surrender value at the maturity date sufficient to meet the minimum accumulated value required to allow for payment of policy charges, including policy loan interest.

Illustrations generally will be run at an annual gross earnings rate chosen by you, not to exceed 10%. No earnings rate used is a guarantee or indication of actual earnings.

We will complete an AIO agreement form, and send it and the illustration to your registered representative for delivery to you. The AIO agreement form will confirm your income payment amount, frequency and duration, and will also confirm your policy’s cost basis and other information about your elections under the AIO program.

Unless you request otherwise, distributions under the AIO program will be taken first as withdrawals if not taxable, then they will be taken as loans.

Payments under the AIO program will begin as scheduled once we receive your signed AIO agreement form. We will send you a letter confirming the date and amount of the first income payment.

The income payments will usually remain constant during each income period, unless there is insufficient net cash surrender value to make a payment. The duration of each income period is one year, except that the first income period may differ depending on the following:

•	If the AIO program start date is six months or more from your next policy anniversary, the income period will end on the next policy anniversary. In this case, the first income period will last at least six months, but not more than one year.
•	If the AIO program start date is less than six months from your next policy anniversary, the income period will extend to the following policy anniversary. In this case, the first income period will last at least one year, but no more than 18 months.

After the first income period, and each year you remain in the AIO program, we will run an illustration after each policy anniversary. The illustration will generally be run at a rate chosen by you, not to exceed a gross annual rate of 10%. Your policy must continue to have an illustrated net cash surrender value at the maturity date sufficient to meet the minimum accumulated value required to allow for payment of policy charges, including policy loan interest. There is no charge for illustrations we run in connection with the AIO program. They do not count toward your one free illustration per year.

We will send you a letter and the illustration to notify you of any changes in your income payment amount or duration. The new income payment amount will be effective on the income payment date following the previous income period.

Over time, your policy’s actual performance, and perhaps your use of the policy’s options are likely to vary from the assumptions used in the illustrations. Changes in your policy’s investment option allocations can impact your future values and income you receive. Your policy may also be susceptible to lapse.

You are responsible to monitor your policy’s accumulated value to ensure your policy is not in danger of lapsing. You may need to make additional premium payments or loan repayments to prevent your policy from lapsing. You will not receive a notice to remind you of your scheduled premium payments while you are in the AIO program.

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MORE ON POLICY CHARGES

Underwriting methods and nonstandard ratings

We normally use the medical or paramedical method to assign underwriting or insurance risk classes, which may require a medical examination. We offer two additional forms of underwriting for executive and employee groups that meet specified multi-life guidelines.

Guaranteed issue may be available where an employer-employee relationship exists and where at least 10 lives will be insured. To be eligible, prospective insureds must be employed in an occupation or industry we consider an acceptable risk, must be full time employees or executives, and must be actively at work on a continuous basis during the 3-month period preceding application for insurance. Maximum age for an insured at policy issue is usually 65, but may be increased to age 70 if representing less than 5% of the group of insureds. Cost of insurance rates distinguish between executive only groups and all-employee groups, instead of on individual underwriting information.

Simplified issue may be offered where the group does not qualify for guaranteed issue. Simplified issue is a process of limited underwriting using a short form application that includes health and avocation questions to be completed by each prospective insured. We may request additional information, including an attending physician’s statement, but will not require a physical examination. Simplified issue is available to executives only, under similar criteria as guaranteed issue, except for lower participation levels and generally higher death benefits permitted per life. Cost of insurance rates are based on both individual underwriting information and executive class experience.

The current cost of insurance rates are generally higher for policies issued under the guaranteed issue or simplified issue underwriting methods than for policies issued under the fully underwritten medical or paramedical underwriting method. Guaranteed cost of insurance charges are not affected.

The guaranteed rates include the insurance risks associated with insuring one person. They are calculated using 1980 Commissioners Standard Ordinary Mortality Tables or the 1980 Commissioners Ordinary Mortality Table B, which are used for unisex cost of insurance rates. The rates are also based on the age, gender and risk class of the insured unless unisex rates are required.

Ask your registered representative for more detailed information regarding the minimum face amount and other requirements for these underwriting methods.

If we determine from the application for insurance, or any later evidence of insurability, that the insured presents a risk not accounted for by our standard risk classes, typically due to medical history, profession or hobby, we may still issue a coverage layer with higher or additional charges, referred to as a nonstandard rating. Most insurance companies have a similar process. The policy charges may be multiplied by a nonstandard table factor. In certain cases, there may be an additional flat-rate charge for a period specified at the time the coverage layer is issued. If we determine that a nonstandard rating applies to your coverage layer, you will be notified of the applicable charges, inclusive of any additional rate or charge, at the time the coverage layer is issued.

Ask your registered representative for more detailed information regarding nonstandard ratings that may apply to your policy due to medical history, profession or hobby.

MORE ON PL&A AND THE POLICIES

How we’re organized

PL&A was incorporated on September 20, 1982 under the name of Pacific Financial Life Insurance Company. We merged with Pacific Financial Life Insurance Company of Arizona and assumed the name PM Group Life Insurance Company in transferring domicile from California to Arizona, which was completed in 1990. On January 1, 1999, we changed our name to our current name, Pacific Life & Annuity Company.

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PL&A is a stockholder owned company. As such, purchasing and owning a PL&A policy does not confer any membership rights nor ownership rights in PL&A or in any other company affiliated with PL&A.

How policies are administered

Pacific Life Insurance Company administers the policies sold under this prospectus. At the end of 2005, Pacific Life had $183.5 billion of individual life insurance in force and total admitted assets of approximately $74.9 billion.

Pacific Life’s executive office is at 700 Newport Center Drive, Newport Beach, CA 92660.

Distribution arrangements

Pacific Select Distributors, Inc. (PSD), our affiliate, acts as the distributor of the policies and offers the policies on a continuous basis. PSD and PL&A are both indirect subsidiaries of Pacific Mutual Holding Company. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. PSD is registered as a broker-dealer with the SEC and is a member of NASD. We pay the maximum offering price per share on the last day of the period. We pay PSD for acting as distributor under a distribution agreement. We and PSD enter into selling agreements with broker-dealers whose registered representatives are authorized by state insurance departments to sell the policies. This policy was not offered until 2007, and PSD was not paid any underwriting commissions with regard to this policy in 2006.

PSD or an affiliate pays various sales compensation to broker-dealers that solicit applications for the policies. PSD or an affiliate also may provide reimbursement for other expenses associated with the promotion and solicitation of applications for the policies. Commissions are based on “target” premiums we determine. The commissions we pay vary with the agreement, but the most common schedule of commissions we pay is:

•	63% of premiums paid up to the first target premium in the first policy year
•	5% of premiums paid up to the first target premium after the first policy year
•	5% of the premiums paid under targets 2-3
•	2% of premiums paid in excess of the 3rd target premium.

A target premium is a hypothetical premium that is used only to calculate commissions. It varies with the death benefit option you choose, the age of the insured on the policy date, and the gender (unless unisex rates are required) and risk class of the insured. A policy’s target premium will usually be less than, but generally does not exceed 105% of, the policy’s guideline level premiums for policies with the guideline premium test. Target premiums for policies with the cash value accumulation test are based on a comparable policy with the guideline premium test. Before you buy a policy, you can ask us or your registered representative for a personalized illustration that shows you the guideline annual premium and guideline level premiums.

Your registered representative typically receives a portion of the compensation that is payable to his or her broker-dealer in connection with the policy, depending on the agreement between your registered representative and his or her firm. PL&A is not involved in determining that compensation arrangement, which may present its own incentives or conflicts. You may ask your registered representative how he/she will personally be compensated for the transaction.

PSD or an affiliate may pay broker-dealers an annual renewal commission of up to 0.20% of a policy’s accumulated value less any outstanding loan amount. We calculate the renewal amount monthly and it becomes payable on each policy anniversary.

In addition to the commissions described above, we and/or an affiliate may pay expense allowances and additional cash compensation from their own resources in connection with the promotion and solicitation of application for the policies by some, but not all, broker-dealers. The range of expense allowances and additional cash compensation based on premium payments usually ranges from 32% to 49% of premiums paid in the first policy year up to the first target premium. For renewal years, the expense allowances and additional cash compensation can be as high as 6.5% on targets 2 and 3, 3% on targets 4-10, and 1% thereafter. Total

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commissions, expense allowances and any additional cash compensation may not exceed 99% of premiums paid. Such additional compensation may give PL&A greater access to registered representatives of the broker-dealers that receive such compensation. While this greater access provides the opportunity for training and other educational programs so that your registered representative may serve you better, this additional compensation also may afford PL&A a “preferred” status at the recipient broker-dealer and provide some other marketing benefit such as website placement, access to registered representative lists, extra marketing assistance, or other heightened visibility and access to the broker-dealer’s sales force that otherwise influences the way that the broker-dealer and the registered representative market the policies.

We or our affiliates may also pay other override payments, expense allowances and reimbursements, bonuses, wholesaler fees, and training and marketing allowances. Such payments may offset the broker-dealer’s expenses in connection with activities that it is required to perform, such as educating personnel and maintaining records. Registered representatives may also receive non-cash compensation such as expense-paid educational or training seminars involving travel within and outside the U.S. or promotional merchandise.

All of the compensation described in this section, and other compensation or benefits provided by us or our affiliates, may be more or less than the overall compensation on similar or other products and may influence your registered representative or broker-dealer to present this policy over other investment options. You may ask your registered representative about these differing and divergent interests and how he/she and his/her broker-dealer are compensated for selling the policy.

We directly or indirectly own interests in a number of broker-dealers that offer this policy among others. These affiliated broker-dealers and their registered representatives are compensated as described above with premium-based and trail commissions. We receive “preferred” status at the affiliated broker-dealers along with other product vendors that provide similar support. Such affiliated broker dealers, other than PSD, include Associated Securities Corp., Mutual Service Corporation, United Planners’ Financial Services of America, M.L. Stern & Co., LLC and Waterstone Financial Group. PSD or its affiliates may also pay other amounts as described above to the affiliated broker-dealers or persons associated with the affiliated broker-dealers. Finally, within certain limits imposed by the NASD, registered representatives who are associated with broker/dealer firms affiliated with us may qualify for sales incentive programs sponsored by us.

Portfolio managers of the underlying portfolios of Pacific Select Fund available under this policy may from time to time bear all or a portion of the expenses of conferences or meetings sponsored by PL&A or PSD that are attended by, among others, registered representatives of PSD, who would receive information and/or training regarding the fund’s portfolios and their management by the portfolio managers in addition to information respecting the variable annuity and/or life insurance products issued by PL&A and its affiliates. Other persons may also attend all or a portion of any such conferences or meetings, including directors, officers and employees of PL&A, officers and trustees of Pacific Select Fund, and spouses/guests of the foregoing. The Pacific Select Fund’s Board of Trustees may hold meetings concurrently with such a conference or meeting. The Pacific Select Fund pays for the expenses of the meetings of its Board of Trustees, including the pro rata share of expenses for attendance by the Trustees at the concurrent conferences or meetings sponsored by PL&A or PSD. Additional expenses and promotional items may be paid for by PL&A and/or portfolio managers. PSD serves as the Pacific Select Fund’s distributor.

The separate account

The separate account was established on September 24, 1998 under Arizona law under the authority of our Board of Directors. It’s registered with the SEC as a type of investment company called a unit investment trust. The SEC does not oversee the administration or investment practices or policies of the account.

The separate account is not the only investor in the Pacific Select Fund. Investments in the fund by other separate accounts for variable annuity contracts and variable life insurance contracts could cause conflicts. For more information, please see the Statement of Additional Information for the Pacific Select Fund.

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Performance

Performance information may appear in advertisements, sales literature, or reports to policy owners or prospective buyers.

Information about performance of any variable account of the separate account reflects only the performance of a hypothetical policy. The calculations are based on allocating the hypothetical policy’s accumulated value to the variable account during a particular time period.

Performance information is no guarantee of how a portfolio or variable account will perform in the future. You should keep in mind the investment objectives and policies, characteristics and quality of the portfolio of the fund in which the variable account invests, and the market conditions during the period of time that’s shown.

We may show performance information in any way that’s allowed under the law that applies to it. This may include presenting a change in accumulated value due to the performance of one or more variable accounts, or as a change in a policy’s owner’s death benefit.

We may show performance as a change in accumulated value over time or in terms of the average annual compounded rate of return on accumulated value. This would be based on allocating premium payments for a hypothetical policy to a particular variable account over certain periods of time, including one year, or from the day the variable account started operating. If a portfolio has existed for longer than its corresponding variable account, we may also show the hypothetical returns that the variable account would have achieved had it invested in the portfolio from the day the portfolio started operating.

Performance may reflect the deduction of all policy charges including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The different death benefit options will result in different expenses for the cost of insurance, and the varying expenses will result in different accumulated values.

Performance may also reflect the deduction of the surrender charge, if it applies, by assuming the hypothetical policy is surrendered at the end of the particular period. At the same time, we may give other performance figures that do not assume the policy is surrendered and do not reflect any deduction of the surrender charge.

We may also show performance of the underlying portfolios based on the change in value of a hypothetical investment over time or in terms of the average annual compounded return over time. Performance of the portfolios will not reflect the deduction of policy charges. If policy charges were reflected, the performance would be lower.

In our advertisements, sales literature and reports to policy owners, we may compare performance information for a variable account to:

•	other variable life separate accounts, mutual funds, or investment products tracked by research firms, rating services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria
•	the Consumer Price Index, to assess the real rate of return from buying a policy by taking inflation into consideration
•	various indices that are unmanaged.

Reports and promotional literature may also contain our rating or a rating of our claims paying ability. These ratings are set by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

Yields

The yield or total return of any variable account or portfolio does not reflect the deduction of policy charges.

Money Market variable account

The “yield” (also called “current yield”) of the Money Market variable account is computed in accordance with a standard method prescribed by the SEC. The net change in the variable account’s unit value during a

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seven-day period is divided by the unit value at the beginning of the period to obtain a base rate of return. The current yield is generated when the base rate is “annualized” by multiplying it by the fraction 365/7; that is, the base rate of return is assumed to be generated each week over a 365-day period and is shown as a percentage of the investment. The “effective yield” of the Money Market variable account is calculated similarly but, when annualized, the base rate of return is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

The formula for effective yield is: [(Base Period Return + 1) (To the power of 365/7)] - 1.

Realized capital gains or losses and unrealized appreciation or depreciation of the assets of the underlying Money Market portfolio are not included in the yield calculation.

Other variable accounts

“Yield” of the other variable accounts is computed in accordance with a different standard method prescribed by the SEC. For each variable account, the net investment income (investment income less expenses) per accumulation unit earned during a specified one month or 30-day period is divided by the unit value on the last day of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30-day period for a year), according to the following formula, which assumes semiannual compounding:

YIELD = 2[(	a - b cd	+ 1)[6] - 1]

where:	a	=	net investment income earned during the period by the underlying portfolio of the variable account,
	b	=	expenses accrued for the period (net of reimbursements),
	c	=	the average daily number of accumulation units outstanding during the period that were entitled to receive dividends, and
	d	=	the unit value of the accumulation units on the last day of the period.

The variable accounts’ yields will vary from time to time depending upon market conditions, the composition of each portfolio and operating expenses of the fund allocated to each portfolio. Consequently, any given performance quotation should not be considered representative of the variable account’s performance in the future. Yield should also be considered relative to changes in unit values and to the relative risks associated with the investment policies and objectives of the various portfolios. In addition, because performance will fluctuate, it may not provide a basis for comparing the yield of a variable account with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

Money Market portfolio

Current yield for the Money Market portfolio will be based on the change in the value of a hypothetical investment (exclusive of capital charges) over a particular 7-day period, less a pro-rata share of portfolio expenses accrued over that period (the “base period”), and stated as a percentage of the investment at the start of the base period (the “base period return”). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. “Effective yield” for the Money Market portfolio assumes that all dividends received during an annual period have been reinvested. Calculation of “effective yield” begins with the same “base period return” used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

                Effective Yield = [(Base Period Return + 1) (To the power of 365/7)] - 1

Other portfolios

Quotations of yield for the remaining portfolios will be based on all investment income per share earned during a particular 30-day period (including dividends and interest), less expenses accrued during the period (“net

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investment income”), and are computed by dividing net investment income by the maximum offering price per share on the last day of the period, according to the following formula:

YIELD = 2[(	a - b cd	+ 1)[6] - 1]

where:	a	=	dividends and interest earned during the period,
	b	=	expenses accrued for the period (net of reimbursements),
	c	=	the average daily number of shares outstanding during the period that were entitled to receive dividends, and
	d	=	the maximum offering price per share on the last day of the period.

Quotations of average annual total return for a portfolio will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the portfolio over certain periods that will include a period of one year (or, if less, up to the life of the portfolio), calculated pursuant to the following formula: P (1 + T)n = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return for the period, n = the number of periods, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). Quotations of total return may also be shown for other periods. All total return figures reflect the deduction of a proportional share of portfolio expenses on an annual basis, and assume that all dividends and distributions are reinvested when paid.

Financial Statements

The next several pages contain the statements of assets and liabilities of Pacific Select Exec Separate Account as of December 31, 2005, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented. These are followed by the unaudited financial statements of Pacific Select Exec Separate Account for the nine-month period ended September 30, 2006.

These are followed by the statements of financial condition of PL&A as of December 31, 2005 and 2004 and the related statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005 and the condensed financial statements as of September 30, 2006 and December 31, 2006, and for the nine months ended September 30, 2006 and 2005, which are included in this SAI so you can assess our ability to meet our obligations under the Policies.

Experts

Deloitte & Touche LLP serves as the independent auditors for PL&A and as the independent registered public accounting firm for the separate account. The address of Deloitte & Touche LLP is 695 Town Center Drive, Suite 1200, Costa Mesa, CA 92626.

The statements of financial condition of PL&A as of December 31, 2005 and 2004 and the related statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005 as well as the statements of assets and liabilities of Pacific Select Exec Separate Account as of December 31, 2005, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented as included in this SAI have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Pacific Life & Annuity Company:
     We have audited the accompanying statements of assets and liabilities of Pacific Select Exec Separate Account (the “Separate Account”) (comprised of Blue Chip, Aggressive Growth, Financial Services, Diversified Research, Equity, American Funds® Growth-Income, American Funds Growth, Technology, Short Duration Bond, Concentrated Growth (formerly I-Net TollkeeperSM), Growth LT, Focused 30, Health Sciences, Mid-Cap Value, International Value, Capital Opportunities, International Large-Cap, Equity Index, Small-Cap Index, Fasciano Small Equity (formerly Aggressive Equity), Small-Cap Value, Multi-Strategy, Main Street® Core, Emerging Markets, Managed Bond, Inflation Managed, Money Market, High Yield Bond, Equity Income, Large-Cap Value, Comstock, Mid-Cap Growth, Real Estate, and VN Small-Cap Value Variable Accounts, Variable Account II, Variable Account III, Variable Account V, and Fidelity® VIP Contrafund® Service Class 2, Fidelity VIP Mid Cap Service Class 2, Mercury Global Allocation V.I. Class III, T. Rowe Price Blue Chip Growth — II, T. Rowe Price Equity Income — II, and Van Eck Worldwide Hard Assets Variable Accounts — collectively, the “Variable Accounts”) as of December 31, 2005, the related statements of operations for the year then ended (as to the American Funds Growth-Income, American Funds Growth, VN Small-Cap Value, Fidelity VIP Contrafund Service Class 2, Fidelity VIP Mid Cap Service Class 2, Mercury Global Allocation V.I. Class III, T. Rowe Price Blue Chip Growth — II, T. Rowe Price Equity Income — II, and Van Eck Worldwide Hard Assets Variable Accounts for the periods from commencement of operations through December 31, 2005), the statements of changes in net assets for each of the two years in the period then ended (as to the Variable Account II, Variable Account III, and Variable Account V, for the year ended December 31, 2005, and for the period from commencement of operations through December 31, 2004, and as to the American Funds Growth-Income, American Funds Growth, VN Small-Cap Value, Fidelity VIP Contrafund Service Class 2, Fidelity VIP Mid Cap Service Class 2, Mercury Global Allocation V.I. Class III, T. Rowe Price Blue Chip Growth — II, T. Rowe Price Equity Income — II, and Van Eck Worldwide Hard Assets Variable Accounts, for the periods from commencement of operations through December 31, 2005), and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Variable Accounts constituting Pacific Select Exec Separate Account as of December 31, 2005, the results of their operations, the changes in their net assets, and the related financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.
DELOITTE & TOUCHE LLP
Costa Mesa, California
February 24, 2006

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2005

						American Funds®
	Blue	Aggressive	Financial	Diversified		Growth-	American Funds®		Short
	Chip	Growth	Services	Research	Equity	Income	Growth	Technology	Duration Bond
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account	Account	Account	Account	Account	Account (1)	Account (1)	Account	Account

ASSETS
Investments:
Blue Chip Portfolio	$1,324,720
Aggressive Growth Portfolio		$105,154
Financial Services Portfolio			$830,345
Diversified Research Portfolio				$290,676
Equity Portfolio					$80,390
American Funds® Growth-Income Portfolio						$67,633
American Funds® Growth Portfolio							$91,353
Technology Portfolio								$153,195
Short Duration Bond Portfolio									$399,849
Receivables:
Due from Pacific Life & Annuity Company	100,622	29	—	65	—	34	66	—	67,687
Fund shares redeemed	—	—	64	—	—	—	—	91	—
Other	1	—	—	—	—	—	—	—	—

Total Assets	1,425,343	105,183	830,409	290,741	80,390	67,667	91,419	153,286	467,536

LIABILITIES
Payables:
Due to Pacific Life & Annuity Company	—	—	64	—	—	—	—	91	—
Fund shares purchased	100,622	29	—	65	—	34	66	—	67,687
Other	—	—	—	—	—	1	—	—	—

Total Liabilities	100,622	29	64	65	—	35	66	91	67,687

NET ASSETS	$1,324,721	$105,154	$830,345	$290,676	$80,390	$67,632	$91,353	$153,195	$399,849

Units Outstanding	153,517	10,379	70,820	23,907	11,104	6,216	7,752	21,854	38,525

Accumulation Unit Value	$8.63	$10.13	$11.72	$12.16	$7.24	$10.88	$11.78	$7.01	$10.38

Cost of Investments	$1,140,691	$78,746	$676,891	$243,286	$67,516	$64,062	$81,314	$107,156	$405,633

(1)	Operations commenced during 2005 (See Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES (Continued)
DECEMBER 31, 2005

	Concentrated	Growth	Focused	Health	Mid-Cap	International	Capital	International	Equity
	Growth	LT	30	Sciences	Value	Value	Opportunities	Large-Cap	Index
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account (1)	Account	Account	Account	Account	Account	Account	Account	Account

ASSETS
Investments:
Concentrated Growth Portfolio (1)	$44,868
Growth LT Portfolio		$480,202
Focused 30 Portfolio			$172,168
Health Sciences Portfolio				$413,017
Mid-Cap Value Portfolio					$1,885,331
International Value Portfolio						$600,536
Capital Opportunities Portfolio							$166,941
International Large-Cap Portfolio								$809,766
Equity Index Portfolio									$1,262,811
Receivables:
Due from Pacific Life & Annuity Company	7	804	18	—	168	187	94	67,966	101,283
Fund shares redeemed	—	—	—	41	—	—	—	—	—
Other	—	—	—	—	—	—	—	1	1

Total Assets	44,875	481,006	172,186	413,058	1,885,499	600,723	167,035	877,733	1,364,095

LIABILITIES
Payables:
Due to Pacific Life & Annuity Company	—	—	—	41	—	—	—	—	—
Fund shares purchased	7	804	18	—	168	187	94	67,966	101,283
Other	—	—	—	1	—	—	—	—	—

Total Liabilities	7	804	18	42	168	187	94	67,966	101,283

NET ASSETS	$44,868	$480,202	$172,168	$413,016	$1,885,331	$600,536	$166,941	$809,767	$1,262,812

Units Outstanding	9,072	75,437	12,174	33,707	103,278	56,589	18,909	74,899	135,236

Accumulation Unit Value	$4.95	$6.37	$14.14	$12.25	$18.25	$10.61	$8.83	$10.81	$9.34

Cost of Investments	$35,780	$352,583	$102,908	$308,677	$1,461,138	$410,511	$141,616	$577,350	$1,111,189

(1)	Formerly named I-Net TollkeeperSM Variable Account and I-Net Tollkeeper PortfolioSM.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES (Continued)
DECEMBER 31, 2005

	Small-Cap	Fasciano	Small-Cap	Multi-	Main	Emerging	Managed	Inflation	Money
	Index	Small Equity	Value	Strategy	Street® Core	Markets	Bond	Managed	Market
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account	Account (1)	Account	Account	Account	Account	Account	Account	Account

ASSETS
Investments:
Small-Cap Index Portfolio	$1,085,555
Fasciano Small Equity Portfolio (1)		$153,212
Small-Cap Value Portfolio			$286,278
Multi-Strategy Portfolio				$304,541
Main Street® Core Portfolio					$723,179
Emerging Markets Portfolio						$1,871,001
Managed Bond Portfolio							$1,269,618
Inflation Managed Portfolio								$825,601
Money Market Portfolio									$2,075,749
Receivables:
Due from Pacific Life & Annuity Company	334,051	55	89	449	423	37,085	102,397	—	642,151
Fund shares redeemed	—	—	—	—	—	—	—	266,314	—
Other	—	—	—	—	—	37	1	—	2

Total Assets	1,419,606	153,267	286,367	304,990	723,602	1,908,123	1,372,016	1,091,915	2,717,902

LIABILITIES
Payables:
Due to Pacific Life & Annuity Company	—	—	—	—	—	—	—	266,314	—
Fund shares purchased	334,051	55	89	449	423	37,085	102,397	—	642,151

Total Liabilities	334,051	55	89	449	423	37,085	102,397	266,314	642,151

NET ASSETS	$1,085,555	$153,212	$286,278	$304,541	$723,179	$1,871,038	$1,269,619	$825,601	$2,075,751

Units Outstanding	75,470	18,081	15,952	25,856	75,919	80,490	90,148	55,364	183,854

Accumulation Unit Value	$14.38	$8.47	$17.95	$11.78	$9.53	$23.25	$14.08	$14.91	$11.29

Cost of Investments	$893,580	$113,368	$233,466	$258,837	$585,089	$914,906	$1,292,934	$820,731	$2,076,124

(1)	Formerly named Aggressive Equity Variable Account and Aggressive Equity Portfolio.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES (Continued)
DECEMBER 31, 2005

	High Yield	Equity	Large-Cap		Mid-Cap	Real	VN Small-
	Bond	Income	Value	Comstock	Growth	Estate	Cap Value	Variable	Variable
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Account	Account
	Account	Account	Account	Account	Account	Account	Account (1)	II	III

ASSETS
Investments:
High Yield Bond Portfolio	$367,414
Equity Income Portfolio		$223,541
Large-Cap Value Portfolio			$962,041
Comstock Portfolio				$330,856
Mid-Cap Growth Portfolio					$181,517
Real Estate Portfolio						$1,455,017
VN Small-Cap Value Portfolio							$8,885
Turner Core Growth Fund								$11,825
Frontier Capital Appreciation Fund									$7,130
Receivables:
Due from Pacific Life & Annuity Company	117	520	466	67,442	111	301	13	—	—

Total Assets	367,531	224,061	962,507	398,298	181,628	1,455,318	8,898	11,825	7,130

LIABILITIES
Payables:
Fund shares purchased	117	520	466	67,442	111	301	13	—	—

Total Liabilities	117	520	466	67,442	111	301	13	—	—

NET ASSETS	$367,414	$223,541	$962,041	$330,856	$181,517	$1,455,017	$8,885	$11,825	$7,130

Units Outstanding	28,860	17,284	83,243	30,445	20,236	58,336	782	916	550

Accumulation Unit Value	$12.73	$12.93	$11.56	$10.87	$8.97	$24.94	$11.36	$12.91	$12.98

Cost of Investments	$352,277	$198,916	$757,713	$289,995	$112,791	$951,615	$8,587	$9,228	$6,036

(1)	Operations commenced during 2005 (See Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES (Continued)
DECEMBER 31, 2005

		Fidelity® VIP	Fidelity VIP	Mercury Global	T. Rowe Price	T. Rowe Price	Van Eck
		Contrafund®	Mid Cap	Allocation V.I.	Blue Chip Growth	Equity Income	Worldwide
	Variable	Service Class 2	Service Class 2	Fund Class III	Portfolio - II	Portfolio - II	Hard Assets Fund
	Account	Variable	Variable	Variable	Variable	Variable	Variable
	V	Account (1)	Account (1)	Account (1)	Account (1)	Account (1)	Account (1)

ASSETS
Investments:
Business Opportunity Value Fund	$11,299
Fidelity® VIP Contrafund® Portfolio Service Class 2		$18,658
Fidelity VIP Mid Cap Portfolio Service Class 2			$947
Mercury Global Allocation V.I. Fund Class III				$4,675
T. Rowe Price Blue Chip Growth Portfolio — II					$7,272
T. Rowe Price Equity Income Portfolio — II						$1,574
Van Eck Worldwide Hard Assets Fund							$5,957
Receivables:
Due from Pacific Life & Annuity Company	—	35	35	—	—	12	47

Total Assets	11,299	18,693	982	4,675	7,272	1,586	6,004

LIABILITIES
Payables:
Fund shares purchased	—	35	35	—	—	12	47

Total Liabilities	—	35	35	—	—	12	47

NET ASSETS	$11,299	$18,658	$947	$4,675	$7,272	$1,574	$5,957

Units Outstanding	916	1,707	95	458	733	158	492

Accumulation Unit Value	$12.34	$10.93	$9.95	$10.20	$9.92	$9.94	$12.10

Cost of Investments	$10,216	$18,614	$945	$4,697	$7,345	$1,640	$5,853

(1)	Operations commenced during 2005 (See Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

						American Funds
	Blue	Aggressive	Financial	Diversified		Growth-	American Funds		Short
	Chip	Growth	Services	Research	Equity	Income	Growth	Technology	Duration Bond
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account	Account	Account	Account	Account	Account (1)	Account (1)	Account	Account

INVESTMENT INCOME
Dividends	$4,384	$—	$10,691	$1,237	$198	$667	$342	$—	$8,745

Net Investment Income	4,384	—	10,691	1,237	198	667	342	—	8,745

REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) from security transactions	(2,532)	(71)	(107)	2,985	(455)	218	473	2,307	(1,306)
Realized gain distributions	—	—	3,336	—	—	—	—	—	—

Realized Gain (Loss)	(2,532)	(71)	3,229	2,985	(455)	218	473	2,307	(1,306)

CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	35,242	6,062	34,266	9,458	4,730	3,570	10,040	21,305	(2,809)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$37,094	$5,991	$48,186	$13,680	$4,473	$4,455	$10,855	$23,612	$4,630

(1)	Operations commenced during 2005 (See Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2005

	Concentrated	Growth	Focused	Health	Mid-Cap	International	Capital	International	Equity
	Growth	LT	30	Sciences	Value	Value	Opportunities	Large-Cap	Index
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account (1)	Account	Account	Account	Account	Account	Account	Account	Account

INVESTMENT INCOME
Dividends	$—	$1,162	$1,353	$—	$9,714	$11,735	$1,740	$5,497	$16,571

Net Investment Income	—	1,162	1,353	—	9,714	11,735	1,740	5,497	16,571

REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) from security transactions	444	3,889	1,522	(216)	(2,656)	7,774	152	15,381	(1,473)
Realized gain distributions	—	—	—	6,762	129,270	—	—	—	4,459

Realized Gain	444	3,889	1,522	6,546	126,614	7,774	152	15,381	2,986

CHANGE IN UNREALIZED APPRECIATION
ON INVESTMENTS	912	32,573	28,477	46,809	13,496	41,052	2,616	63,266	31,965

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$1,356	$37,624	$31,352	$53,355	$149,824	$60,561	$4,508	$84,144	$51,522

(1)	Formerly named I-Net Tollkeeper Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2005

	Small-Cap	Fasciano	Small-Cap	Multi-	Main	Emerging	Managed	Inflation	Money
	Index	Small Equity	Value	Strategy	Street Core	Markets	Bond	Managed	Market
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account	Account (1)	Account	Account	Account	Account	Account	Account	Account

INVESTMENT INCOME
Dividends	$3,619	$313	$3,423	$6,824	$7,719	$14,879	$35,854	$25,100	$33,410

Net Investment Income	3,619	313	3,423	6,824	7,719	14,879	35,854	25,100	33,410

REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) from security transactions	6,050	(538)	(593)	(291)	(1,021)	1,477	(3,218)	(14,879)	201
Realized gain distributions	—	—	10,114	—	—	—	31,664	47,325	—

Realized Gain (Loss)	6,050	(538)	9,521	(291)	(1,021)	1,477	28,446	32,446	201

CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	21,468	4,385	17,350	4,596	30,855	503,628	(37,111)	(39,257)	(269)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$31,137	$4,160	$30,294	$11,129	$37,553	$519,984	$27,189	$18,289	$33,342

(1)	Formerly named Aggressive Equity Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2005

	High Yield	Equity	Large-Cap		Mid-Cap	Real	VN Small-
	Bond	Income	Value	Comstock	Growth	Estate	Cap Value	Variable	Variable
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Account	Account
	Account	Account	Account	Account	Account	Account	Account (1)	II	III

INVESTMENT INCOME
Dividends	$26,356	$3,860	$12,445	$3,818	$—	$11,958	$37	$47	$—

Net Investment Income	26,356	3,860	12,445	3,818	—	11,958	37	47	—

REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) from security transactions	(2,306)	(548)	6,985	(498)	(201)	(1,389)	9	47	30
Realized gain distributions	—	5,285	—	7,652	—	45,277	264	—	541

Realized Gain (Loss)	(2,306)	4,737	6,985	7,154	(201)	43,888	273	47	571

CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(17,510)	3,200	32,631	—	27,835	140,152	298	1,362	373

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$6,540	$11,797	$52,061	$10,972	$27,634	$195,998	$608	$1,456	$944

(1)	Operations commenced during 2005 (See Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2005

		Fidelity® VIP	Fidelity VIP	Mercury Global	T. Rowe Price	T. Rowe Price	Van Eck
		Contrafund®	Mid Cap	Allocation V.I.	Blue Chip Growth	Equity Income	Worldwide
	Variable	Service Class 2	Service Class 2	Fund Class III	Portfolio - II	Portfolio - II	Hard Assets Fund
	Account	Variable	Variable	Variable	Variable	Variable	Variable
	V	Account (1)	Account (1)	Account (1)	Account (1)	Account (1)	Account (1)

INVESTMENT INCOME
Dividends	$68	$—	$-	$90	$7	$6	$—

Net Investment Income	68	—	—	90	7	6	—

REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) from security transactions	9	—	—	(1)	—	—	5
Realized gain distributions	903	—	—	—	—	48	—

Realized Gain (Loss)	912	—	—	(1)	—	48	5

CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(158)	44	2	(22)	(73)	(66)	104

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$822	$44	$2	$67	($66)	($12)	$109

(1)	Operations commenced during 2005 (See Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS

	Blue Chip		Aggressive Growth		Financial Services		Diversified Research
	Variable Account		Variable Account		Variable Account		Variable Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004	2005	2004	2005	2004

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$4,384	$6,162	$—	$—	$10,691	$5,203	$1,237	$1,637
Realized gain (loss)	(2,532)	(750)	(71)	79	3,229	599	2,985	(10)
Change in unrealized appreciation on investments	35,242	40,574	6,062	8,385	34,266	42,490	9,458	24,480

Net Increase in Net Assets Resulting from Operations	37,094	45,986	5,991	8,464	48,186	48,292	13,680	26,107

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	295,864	285,964	24,710	29,109	192,412	186,434	45,828	30,732
Transfers between variable and fixed accounts, net	92,313	100,048	6,940	3,481	4,445	8,348	9,342	189,790
Transfers—policy charges and deductions	(92,717)	(82,355)	(14,913)	(12,082)	(31,117)	(30,789)	(48,069)	(24,739)
Transfers—surrenders	(24,136)	(11,685)	(4,895)	(4,479)	(3,882)	(9,374)	(4,890)	(1,234)
Transfers—other	(5,872)	(3,389)	(284)	(390)	(515)	(442)	(21,592)	(1,966)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	265,452	288,583	11,558	15,639	161,343	154,177	(19,381)	192,583

NET INCREASE (DECREASE) IN NET ASSETS	302,546	334,569	17,549	24,103	209,529	202,469	(5,701)	218,690

NET ASSETS
Beginning of Year	1,022,175	687,606	87,605	63,502	620,816	418,347	296,377	77,687

End of Year	$1,324,721	$1,022,175	$105,154	$87,605	$830,345	$620,816	$290,676	$296,377

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Equity		American Funds Growth-	American Funds Growth	Technology
	Variable Account		Income Variable Account	Variable Account	Variable Account
	Year Ended	Year Ended	Period Ended	Period Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005 (1)	2005 (1)	2005	2004

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$198	$429	$667	$342	$—	$—
Realized gain (loss)	(455)	145	218	473	2,307	(1,695)
Change in unrealized appreciation on investments	4,730	3,155	3,570	10,040	21,305	12,111

Net Increase in Net Assets Resulting from Operations	4,473	3,729	4,455	10,855	23,612	10,416

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	11,819	14,066	7,652	12,451	40,077	43,953
Transfers between variable and fixed accounts, net	16,918	5,044	59,711	73,526	(84,549)	118,789
Transfers—policy charges and deductions	(6,980)	(6,899)	(4,118)	(5,451)	(44,507)	(29,775)
Transfers—surrenders	(2,888)	(953)	—	—	(977)	(5,247)
Transfers—other	29	(65)	(68)	(28)	(299)	(784)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	18,898	11,193	63,177	80,498	(90,255)	126,936

NET INCREASE (DECREASE) IN NET ASSETS	23,371	14,922	67,632	91,353	(66,643)	137,352

NET ASSETS
Beginning of Year/Period	57,019	42,097	—	—	219,838	82,486

End of Year/Period	$80,390	$57,019	$67,632	$91,353	$153,195	$219,838

(1)	Operations commenced during 2005 (See Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Short Duration Bond		Concentrated Growth		Growth LT		Focused 30
	Variable Account		Variable Account (1)		Variable Account		Variable Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004	2005	2004	2005	2004

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$8,745	$5,603	$—	$—	$1,162	$—	$1,353	$74
Realized gain (loss)	(1,306)	(571)	444	1,053	3,889	(3,769)	1,522	2,159
Change in unrealized appreciation (depreciation) on investments	(2,809)	(2,259)	912	3,444	32,573	37,375	28,477	12,654

Net Increase in Net Assets Resulting from Operations	4,630	2,773	1,356	4,497	37,624	33,606	31,352	14,887

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	48,728	36,365	16,452	9,294	169,900	163,883	16,776	59,353
Transfers between variable and fixed accounts, net	139,758	33,328	2,795	(972)	(42,429)	(45,316)	9,692	16,283
Transfers—policy charges and deductions	(30,040)	(24,437)	(7,852)	(6,779)	(64,119)	(55,066)	(44,072)	(37,934)
Transfers—surrenders	(1,442)	(752)	(289)	—	(17,324)	(1,614)	(457)	—
Transfers—other	(5,003)	(165)	(573)	(242)	(706)	(1,612)	(331)	(239)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	152,001	44,339	10,533	1,301	45,322	60,275	(18,392)	37,463

NET INCREASE IN NET ASSETS	156,631	47,112	11,889	5,798	82,946	93,881	12,960	52,350

NET ASSETS
Beginning of Year	243,218	196,106	32,979	27,181	397,256	303,375	159,208	106,858

End of Year	$399,849	$243,218	$44,868	$32,979	$480,202	$397,256	$172,168	$159,208

(1)	Formerly named I-Net Tollkeeper Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Health Sciences		Mid-Cap Value		International Value		Capital Opportunities
	Variable Account		Variable Account		Variable Account		Variable Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004	2005	2004	2005	2004

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$9,714	$4,678	$11,735	$7,380	$1,740	$708
Realized gain (loss)	6,546	(1,304)	126,614	(835)	7,774	10,351	152	(86)
Change in unrealized appreciation on investments	46,809	20,635	13,496	254,920	41,052	38,734	2,616	11,288

Net Increase in Net Assets Resulting from Operations	53,355	19,331	149,824	258,763	60,561	56,465	4,508	11,910

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	110,337	93,583	350,472	322,451	102,310	87,401	83,695	21,358
Transfers between variable and fixed accounts, net	12,644	23,128	139,406	131,993	277,010	(150,111)	(7,687)	15,501
Transfers—policy charges and deductions	(44,721)	(43,913)	(137,991)	(110,109)	(67,019)	(64,316)	(16,538)	(12,800)
Transfers—surrenders	(4,989)	(14,777)	(45,519)	(17,107)	(274,928)	(4,033)	(1,733)	(2,600)
Transfers—other	(722)	(2,382)	(12,695)	(1,478)	(6,408)	(2,329)	(1,052)	(188)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	72,549	55,639	293,673	325,750	30,965	(133,388)	56,685	21,271

NET INCREASE (DECREASE) IN NET ASSETS	125,904	74,970	443,497	584,513	91,526	(76,923)	61,193	33,181

NET ASSETS
Beginning of Year	287,112	212,142	1,441,834	857,321	509,010	585,933	105,748	72,567

End of Year	$413,016	$287,112	$1,885,331	$1,441,834	$600,536	$509,010	$166,941	$105,748

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	International Large-Cap		Equity Index		Small-Cap Index		Fasciano Small Equity
	Variable Account		Variable Account		Variable Account		Variable Account (1)
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004	2005	2004	2005	2004

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$5,497	$5,590	$16,571	$14,595	$3,619	$4,463	$313	$751
Realized gain (loss)	15,381	(385)	2,986	(5,679)	6,050	3,519	(538)	(908)
Change in unrealized appreciation on investments	63,266	94,417	31,965	64,447	21,468	109,295	4,385	18,751

Net Increase in Net Assets Resulting from Operations	84,144	99,622	51,522	73,363	31,137	117,277	4,160	18,594

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	139,242	103,419	228,495	127,037	154,956	122,143	43,692	37,170
Transfers between variable and fixed accounts, net	36,712	176,661	206,943	307,423	212,808	424,383	14,295	6,696
Transfers—policy charges and deductions	(81,438)	(66,907)	(98,726)	(101,058)	(119,366)	(92,083)	(28,767)	(24,707)
Transfers—surrenders	(18,863)	(14,096)	(11,765)	(10,728)	(18,762)	(8,228)	(4,653)	(1,530)
Transfers—other	(12,032)	(689)	(8,815)	(3,483)	(6,895)	(1,493)	249	(1,134)

Net Increase in Net Assets Derived from Policy Transactions	63,621	198,388	316,132	319,191	222,741	444,722	24,816	16,495

NET INCREASE IN NET ASSETS	147,765	298,010	367,654	392,554	253,878	561,999	28,976	35,089

NET ASSETS
Beginning of Year	662,002	363,992	895,158	502,604	831,677	269,678	124,236	89,147

End of Year	$809,767	$662,002	$1,262,812	$895,158	$1,085,555	$831,677	$153,212	$124,236

(1)	Formerly named Aggressive Equity Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Small-Cap Value		Multi-Strategy		Main Street Core		Emerging Markets
	Variable Account		Variable Account		Variable Account		Variable Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004	2005	2004	2005	2004

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (1)	$3,423	$2,716	$6,824	$4,381	$7,719	$7,245	$14,879	$15,283
Realized gain (loss) (1)	9,521	2,311	(291)	571	(1,021)	(419)	1,477	2,257
Change in unrealized appreciation on investments	17,350	23,634	4,596	18,774	30,855	42,475	503,628	258,593

Net Increase in Net Assets Resulting from Operations	30,294	28,661	11,129	23,726	37,553	49,301	519,984	276,133

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	40,845	34,324	76,533	71,499	101,671	70,922	271,558	192,105
Transfers between variable and fixed accounts, net	52,102	76,103	1,529	(826)	73,246	49,484	104,151	146,181
Transfers—policy charges and deductions	(21,054)	(14,276)	(32,713)	(31,662)	(60,111)	(51,225)	(101,687)	(59,560)
Transfers—surrenders	(1,018)	(7,855)	(14,716)	(1,339)	(11,385)	(1,799)	(4,941)	(2,357)
Transfers—other	(6,179)	53	(1,378)	(2,611)	(270)	(1,471)	(1,726)	(356)

Net Increase in Net Assets Derived from Policy Transactions	64,696	88,349	29,255	35,061	103,151	65,911	267,355	276,013

NET INCREASE IN NET ASSETS	94,990	117,010	40,384	58,787	140,704	115,212	787,339	552,146

NET ASSETS
Beginning of Year	191,288	74,278	264,157	205,370	582,475	467,263	1,083,699	531,553

End of Year	$286,278	$191,288	$304,541	$264,157	$723,179	$582,475	$1,871,038	$1,083,699

(1)	Prior year net investment income and realized gain for the Small-Cap Value Variable Account have been reclassified to conform with current year presentation. This change had no impact on total net assets.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Managed Bond		Inflation Managed		Money Market		High Yield Bond
	Variable Account		Variable Account		Variable Account		Variable Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004	2005	2004	2005	2004

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (1)	$35,854	$25,720	$25,100	$4,743	$33,410	$11,235	$26,356	$29,355
Realized gain (loss) (1)	28,446	4,917	32,446	34,464	201	(393)	(2,306)	(6,985)
Change in unrealized appreciation (depreciation) on investments	(37,111)	15,040	(39,257)	5,858	(269)	1,131	(17,510)	8,377

Net Increase in Net Assets Resulting from Operations	27,189	45,677	18,289	45,065	33,342	11,973	6,540	30,747

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	212,140	200,614	126,557	101,215	3,120,055	1,884,006	84,282	104,305
Transfers between variable and fixed accounts, net	222,992	112,604	142,574	(211,908)	(1,643,608)	(3,969,579)	31,777	32,187
Transfers—policy charges and deductions	(115,137)	(103,009)	(98,470)	(69,046)	(258,481)	(289,143)	(50,376)	(67,663)
Transfers—surrenders	(31,738)	(661)	(9,420)	(2,854)	(4,735)	(5,266)	(8,606)	(15,777)
Transfers—other	(8,909)	(7,094)	(11,000)	1,432	(16,313)	(10,391)	(104,993)	(3,410)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	279,348	202,454	150,241	(181,161)	1,196,918	(2,390,373)	(47,916)	49,642

NET INCREASE (DECREASE) IN NET ASSETS	306,537	248,131	168,530	(136,096)	1,230,260	(2,378,400)	(41,376)	80,389

NET ASSETS
Beginning of Year	963,082	714,951	657,071	793,167	845,491	3,223,891	408,790	328,401

End of Year	$1,269,619	$963,082	$825,601	$657,071	$2,075,751	$845,491	$367,414	$408,790

(1)	Prior year net investment income and realized gain for the Managed Bond and Inflation Managed Variable Accounts have been reclassified to conform with current year presentation. This change had no impact on total net assets.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Equity Income		Large-Cap Value		Comstock		Mid-Cap Growth
	Variable Account		Variable Account		Variable Account		Variable Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004	2005	2004	2005	2004
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$3,860	$1,557	$12,445	$12,329	$3,818	$1,966	$—	$—
Realized gain (loss)	4,737	(93)	6,985	(5,327)	7,154	—	(201)	(11,652)
Change in unrealized appreciation on investments	3,200	9,565	32,631	79,239	—	23,316	27,835	23,582

Net Increase in Net Assets Resulting from Operations	11,797	11,029	52,061	86,241	10,972	25,282	27,634	11,930

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	106,689	23,167	204,295	198,805	65,549	47,730	45,632	41,733
Transfers between variable and fixed accounts, net	17,956	22,476	(154,439)	301,192	102,036	54,650	5,363	56,324
Transfers—policy charges and deductions	(22,411)	(13,691)	(117,610)	(105,662)	(31,503)	(23,861)	(26,773)	(40,196)
Transfers—surrenders	(2,872)	(122)	(28,160)	(9,443)	(12,384)	(10,100)	(10,250)	(7,875)
Transfers—other	7	23	(14,941)	(4,958)	(3,943)	863	(3,931)	(2,203)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	99,369	31,853	(110,855)	379,934	119,755	69,282	10,041	47,783

NET INCREASE (DECREASE) IN NET ASSETS	111,166	42,882	(58,794)	466,175	130,727	94,564	37,675	59,713

NET ASSETS
Beginning of Year	112,375	69,493	1,020,835	554,660	200,129	105,565	143,842	84,129

End of Year	$223,541	$112,375	$962,041	$1,020,835	$330,856	$200,129	$181,517	$143,842

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Real Estate		VN Small-Cap Value
	Variable Account		Variable Account	Variable Account II		Variable Account III
	Year Ended	Year Ended	Period Ended	Year Ended	Period Ended	Year Ended	Period Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005 (1)	2005	2004 (2)	2005	2004 (2)

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (3)	$11,958	$23,448	$37	$47	$26	$—	$—
Realized gain (3)	43,888	4,199	273	47	6	571	4
Change in unrealized appreciation on investments	140,152	249,630	298	1,362	1,234	373	720

Net Increase in Net Assets Resulting from Operations	195,998	277,277	608	1,456	1,266	944	724

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	231,984	231,190	898	—	—	—	—
Transfers between variable and fixed accounts, net	8,208	91,552	7,599	—	9,544	—	5,727
Transfers—policy charges and deductions	(74,910)	(59,591)	(278)	(344)	(98)	(206)	(59)
Transfers—surrenders	(19,418)	(1,198)	—	—	—	—	—
Transfers—other	(1,540)	(805)	58	—	1	—	—

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	144,324	261,148	8,277	(344)	9,447	(206)	5,668

NET INCREASE IN NET ASSETS	340,322	538,425	8,885	1,112	10,713	738	6,392

NET ASSETS
Beginning of Year/Period	1,114,695	576,270	—	10,713	—	6,392	—

End of Year/Period	$1,455,017	$1,114,695	$8,885	$11,825	$10,713	$7,130	$6,392

(1)	Operations commenced during 2005 (See Note 1 to Financial Statements).

(2)	Operations commenced on October 19, 2004 for Variable Account II and III.

(3)	Prior year net investment income and realized gain for the Real Estate Variable Account have been reclassified to conform with current year presentation. This change had no impact on total net assets.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

			Fidelity VIP Contrafund	Fidelity VIP Mid Cap	Mercury Global Allocation
			Service Class 2	Service Class 2	V.I. Fund Class III
	Variable Account V		Variable Account	Variable Account	Variable Account
	Year Ended	Period Ended	Period Ended	Period Ended	Period Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004 (1)	2005 (2)	2005 (2)	2005 (2)

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (3)	$68	$56	$—	$—	$90
Realized gain (loss) (3)	912	72	—	—	(1)
Change in unrealized appreciation (depreciation) on investments	(158)	1,242	44	2	(22)

Net Increase in Net Assets Resulting from Operations	822	1,370	44	2	67

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	—	—	2,990	965	1,884
Transfers between variable and fixed accounts, net	—	9,544	15,947	—	3,039
Transfers—policy charges and deductions	(339)	(98)	(365)	(20)	(315)
Transfers—surrenders	—	—	—	—	—
Transfers—other	—	—	42	—	—

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(339)	9,446	18,614	945	4,608

NET INCREASE IN NET ASSETS	483	10,816	18,658	947	4,675

NET ASSETS
Beginning of Year/Period	10,816	—	—	—	—

End of Year/Period	$11,299	$10,816	$18,658	$947	$4,675

(1)	Operations commenced on October 19, 2004 for Variable Account V.

(2)	Operations commenced during 2005 (See Note 1 to Financial Statements).

(3)	Prior year net investment income and realized gain for Variable Account V have been reclassified to conform with current year presentation. This change had no impact on total net assets.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	T. Rowe Price Blue Chip	T. Rowe Price Equity Income	Van Eck Worldwide Hard
	Growth Portfolio - II	Portfolio - II	Assets Fund
	Variable Account	Variable Account	Variable Account
	Period Ended	Period Ended	Period Ended
	December 31,	December 31,	December 31,
	2005 (1)	2005 (1)	2005 (1)

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$7	$6	$—
Realized gain	—	48	5
Change in unrealized appreciation (depreciation) on investments	(73)	(66)	104

Net Increase (Decrease) in Net Assets Resulting from Operations	(66)	(12)	109

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	985	359	4,183
Transfers between variable and fixed accounts, net	6,412	1,249	2,011
Transfers—policy charges and deductions	(59)	(22)	(346)
Transfers—surrenders	—	—	—
Transfers—other	—	—	—

Net Increase in Net Assets Derived from Policy Transactions	7,338	1,586	5,848

NET INCREASE IN NET ASSETS	7,272	1,574	5,957

NET ASSETS
Beginning of Period	—	—	—

End of Period	$7,272	$1,574	$5,957

(1)	Operations commenced during 2005 (See Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
FINANCIAL HIGHLIGHTS
     A summary of accumulation unit values (“AUV”), total units outstanding, total net assets, ratios of investment income to average daily net assets, and total returns for each year or period ended December 31 are presented in the table below. The ratio of expenses to average daily net assets is 0.00% for all Variable Accounts.

				Ratios of
	AUV	Number		Investment
	at	of	Total	Income to
	End of	Units	Net	Average Net	Total
For the Year or Period Ended	Year/Period	Outstanding	Assets	Assets (1)	Returns (2)

Blue Chip
2005	$8.63	153,517	$1,324,721	0.40%	2.94%
2004	8.38	121,939	1,022,175	0.74%	4.65%
2003	8.01	85,844	687,606	0.31%	25.36%
2002	6.39	20,186	128,978	0.16%	(25.94%)
05/01/2001 - 12/31/2001 (3)	8.63	5,822	50,228	0.23%	(12.52%)

Aggressive Growth
2005	$10.13	10,379	$105,154	0.00%	5.59%
2004	9.59	9,130	87,605	0.00%	11.88%
2003	8.58	7,405	63,502	0.00%	26.66%
2002	6.77	5,788	39,188	0.00%	(22.32%)
05/01/2001 - 12/31/2001 (3)	8.72	3,361	29,294	0.00%	(11.78%)

Financial Services
2005	$11.72	70,820	$830,345	1.55%	5.48%
2004	11.12	55,851	620,816	1.03%	8.72%
2003	10.22	40,919	418,347	0.98%	29.00%
2002	7.93	2,958	23,445	0.34%	(14.59%)
05/23/2001 - 12/31/2001 (3)	9.28	1,212	11,249	1.15%	(6.93%)

Diversified Research
2005	$12.16	23,907	$290,676	0.43%	5.24%
2004	11.55	25,653	296,377	1.18%	11.20%
2003	10.39	7,478	77,687	0.49%	32.63%
2002	7.83	3,528	27,641	0.35%	(24.19%)
2001 (3)	10.33	1,681	17,372	0.36%	(2.05%)

Equity
2005	$7.24	11,104	$80,390	0.30%	6.53%
2004	6.80	8,390	57,019	0.88%	5.14%
2003	6.46	6,513	42,097	0.41%	24.33%
2002	5.20	4,895	25,445	0.45%	(26.51%)
2001 (3), (4)	7.07	2,744	19,411	0.12%	(20.84%)

American Funds Growth-Income (5)
05/06/2005 - 12/31/2005	$10.88	6,216	$67,632	1.87%	8.80%

American Funds Growth (5)
05/06/2005 - 12/31/2005	$11.78	7,752	$91,353	0.77%	17.84%

Technology
2005	$7.01	21,854	$153,195	0.00%	21.71%
2004	5.76	38,170	219,838	0.00%	3.66%
2003	5.56	14,846	82,486	0.00%	42.58%
2002	3.90	7,503	29,236	0.00%	(46.34%)
05/23/2001 - 12/31/2001 (3)	7.26	3,769	27,373	0.00%	(25.70%)

Short Duration Bond
2005	$10.38	38,525	$399,849	3.09%	1.57%
2004	10.22	23,803	243,218	2.53%	1.21%
05/01/2003 - 12/31/2003	10.10	19,424	196,106	2.68%	0.96%

Concentrated Growth (6)
2005	$4.95	9,072	$44,868	0.00%	2.34%
2004	4.83	6,825	32,979	0.00%	12.66%
2003	4.29	6,337	27,181	0.00%	43.22%
2002	3.00	5,531	16,566	0.00%	(38.62%)
2001 (3)	4.88	4,642	22,652	0.00%	(32.93%)

Growth LT
2005	$6.37	75,437	$480,202	0.26%	7.68%
2004	5.91	67,197	397,256	0.00%	10.40%
2003	5.35	56,653	303,375	0.00%	33.98%
2002	4.00	47,167	188,520	1.01%	(28.97%)
2001 (3), (4)	5.63	23,085	129,903	1.09%	(28.84%)

Focused 30
2005	$14.14	12,174	$172,168	0.86%	22.07%
2004	11.59	13,742	159,208	0.07%	14.85%
2003	10.09	10,593	106,858	0.00%	42.26%
2002	7.09	1,204	8,541	0.20%	(29.41%)
05/23/2001 - 12/31/2001 (3)	10.05	21	211	0.00%	0.59%

Health Sciences
2005	$12.25	33,707	$413,016	0.00%	15.28%
2004	10.63	27,013	287,112	0.00%	7.54%
2003	9.88	21,465	212,142	0.00%	27.82%
2002	7.73	15,790	122,089	0.00%	(23.30%)
05/23/2001 - 12/31/2001 (3)	10.08	1,510	15,224	0.00%	2.05%

Mid-Cap Value
2005	$18.25	103,278	$1,885,331	0.59%	8.87%
2004	16.77	85,986	1,441,834	0.44%	25.08%
2003	13.41	63,948	857,321	0.66%	29.10%
2002 (4)	10.38	23,099	239,862	0.54%	(14.46%)
2001 (3), (4)	12.14	7,420	90,080	1.06%	13.93%

International Value
2005	$10.61	56,589	$600,536	1.84%	9.43%
2004	9.70	52,487	509,010	1.54%	16.42%
2003	8.33	70,341	585,933	2.50%	27.71%
2002	6.52	33,334	217,418	1.14%	(13.91%)
2001 (3), (4)	7.58	15,832	119,938	1.35%	(22.30%)

Capital Opportunities
2005	$8.83	18,909	$166,941	1.25%	1.83%
2004	8.67	12,198	105,748	0.83%	12.69%
2003	7.69	9,433	72,567	0.43%	27.13%
2002	6.05	8,524	51,583	0.29%	(26.78%)
05/01/2001 - 12/31/2001 (3)	8.26	3,660	30,248	0.53%	(16.62%)

See Notes to Financial Statements	See explanation of references on page SA-25

PACIFIC SELECT EXEC SEPARATE ACCOUNT
FINANCIAL HIGHLIGHTS (Continued)

				Ratios of
	AUV	Number		Investment
	at	of	Total	Income to
	End of	Units	Net	Average Net	Total
For the Year or Period Ended	Year/Period	Outstanding	Assets	Assets (1)	Returns (2)

International Large-Cap
2005	$10.81	74,899	$809,767	0.86%	12.70%
2004	9.59	69,006	662,002	1.17%	18.61%
2003	8.09	45,001	363,992	1.31%	30.52%
2002	6.20	21,382	132,510	1.03%	(17.63%)
2001 (3)	7.52	11,301	85,018	0.86%	(18.63%)

Equity Index
2005	$9.34	135,236	$1,262,812	1.63%	4.67%
2004	8.92	100,338	895,158	1.95%	10.58%
2003	8.07	62,300	502,604	1.66%	28.29%
2002 (4)	6.29	62,159	390,876	1.63%	(22.34%)
2001 (3), (4)	8.10	25,152	203,672	1.21%	(11.18%)

Small-Cap Index
2005	$14.38	75,470	$1,085,555	0.47%	4.38%
2004	13.78	60,351	831,677	0.86%	17.76%
2003	11.70	23,045	269,678	0.70%	46.53%
2002	7.99	14,509	115,875	1.07%	(21.19%)
2001 (3), (4)	10.13	1,777	18,006	1.05%	2.78%

Fasciano Small Equity (7)
2005	$8.47	18,081	$153,212	0.22%	2.66%
2004	8.25	15,051	124,236	0.69%	18.94%
2003	6.94	12,846	89,147	0.55%	33.14%
2002	5.21	8,660	45,138	0.00%	(25.09%)
2001 (3)	6.96	5,138	35,750	0.00%	(16.90%)

Small-Cap Value
2005	$17.95	15,952	$286,278	1.46%	13.65%
2004 (4)	15.79	12,114	191,288	2.36%	24.41%
05/01/2003 - 12/31/2003	12.69	5,852	74,278	1.49%	26.93%

Multi-Strategy
2005	$11.78	25,856	$304,541	2.37%	3.78%
2004	11.35	23,275	264,157	1.91%	9.81%
2003	10.34	19,871	205,370	1.94%	23.28%
2002 (4)	8.38	12,357	103,600	2.47%	(13.06%)
2001 (3), (4)	9.64	4,168	40,195	2.56%	(0.79%)

Main Street Core (8)
2005	$9.53	75,919	$723,179	1.23%	5.99%
2004	8.99	64,810	582,475	1.42%	9.54%
2003	8.20	56,951	467,263	1.08%	26.96%
2002	6.46	51,270	331,339	1.03%	(28.40%)
2001 (3), (4)	9.03	14,933	134,782	1.39%	(7.87%)

Emerging Markets
2005	$23.25	80,490	$1,871,038	1.09%	41.47%
2004	16.43	65,953	1,083,699	2.16%	34.62%
2003	12.21	43,549	531,553	1.43%	68.48%
2002	7.24	3,025	21,915	0.47%	(3.07%)
2001 (3)	7.47	2,612	19,522	0.38%	(9.32%)

Managed Bond
2005	$14.08	90,148	$1,269,619	3.41%	2.63%
2004 (4)	13.72	70,185	963,082	3.02%	5.38%
2003 (4)	13.02	54,904	714,951	4.38%	6.24%
2002 (4)	12.26	47,700	584,688	5.03%	10.93%
2001 (3)	11.05	13,249	146,390	5.42%	6.65%

Inflation Managed (9)
2005	$14.91	55,364	$825,601	3.12%	2.54%
2004 (4)	14.54	45,183	657,071	0.92%	8.90%
2003 (4)	13.35	59,395	793,167	0.06%	8.24%
2002 (4)	12.34	35,589	439,057	1.26%	15.45%
2001 (3)	10.69	6,877	73,486	3.23%	4.28%

Money Market
2005	$11.29	183,854	$2,075,751	2.80%	2.82%
2004	10.98	77,000	845,491	0.87%	1.01%
2003	10.87	296,570	3,223,891	0.85%	0.79%
2002	10.79	160,151	1,727,329	1.43%	1.41%
2001 (3)	10.64	111,698	1,187,925	3.59%	3.85%

High Yield Bond
2005	$12.73	28,860	$367,414	7.02%	2.37%
2004	12.44	32,871	408,790	7.23%	9.42%
2003	11.37	28,896	328,401	7.76%	20.29%
2002	9.45	29,958	283,043	9.26%	(3.00%)
2001 (3)	9.74	3,171	30,891	9.15%	1.17%

Equity Income
2005	$12.93	17,284	$223,541	2.20%	5.63%
2004	12.24	9,178	112,375	1.85%	12.19%
2003	10.91	6,367	69,493	1.78%	26.24%
02/25/2002 - 12/31/2002	8.65	1,715	14,829	1.51%	(13.54%)

Large-Cap Value
2005	$11.56	83,243	$962,041	1.32%	6.16%
2004	10.89	93,768	1,020,835	1.57%	9.93%
2003	9.90	56,006	554,660	1.59%	31.24%
2002	7.55	22,798	172,037	1.49%	(22.96%)
2001 (3), (4)	9.79	7,719	75,609	1.07%	(3.04%)

Comstock (10)
2005	$10.87	30,445	$330,856	1.72%	4.36%
2004	10.41	19,219	200,129	1.39%	17.17%
2003	8.89	11,878	105,565	1.10%	31.38%
2002	6.76	2,416	16,341	0.08%	(22.15%)
02/27/2001 - 12/31/2001 (3)	8.69	731	6,356	0.65%	(12.47%)

Mid-Cap Growth
2005	$8.97	20,236	$181,517	0.00%	17.90%
2004	7.61	18,906	143,842	0.00%	21.59%
2003	6.26	13,445	84,129	0.00%	30.39%
2002	4.80	10,618	50,952	0.00%	(47.03%)
07/09/2001 - 12/31/2001 (3)	9.06	1,965	17,806	0.00%	(8.34%)

See Notes to Financial Statements	See explanation of references on page SA-25

PACIFIC SELECT EXEC SEPARATE ACCOUNT
FINANCIAL HIGHLIGHTS (Continued)

				Ratios of
	AUV	Number		Investment
	at	of	Total	Income to
	End of	Units	Net	Average Net	Total
For the Year or Period Ended	Year/Period	Outstanding	Assets	Assets (1)	Returns (2)

Real Estate (11)
2005	$24.94	58,336	$1,455,017	0.96%	16.79%
2004 (4)	21.36	52,194	1,114,695	3.04%	37.62%
2003 (4)	15.52	37,134	576,270	3.85%	37.52%
2002 (4)	11.28	9,680	109,239	3.86%	(0.32%)
2001 (3), (4)	11.32	2,659	30,098	6.22%	8.79%

VN Small-Cap Value (5)
05/06/2005 - 12/31/2005	$11.36	782	$8,885	1.11%	13.56%

II
2005	$12.91	916	$11,825	0.43%	13.92%
10/19/2004 - 12/31/2004	11.33	945	10,713	1.24%	13.33%

III
2005	$12.98	550	$7,130	0.00%	15.13%
10/19/2004 - 12/31/2004	11.27	567	6,392	0.00%	12.70%

V
2005	$12.34	916	$11,299	0.63%	7.81%
10/19/2004 - 12/31/2004 (4)	11.44	945	10,816	2.68%	14.43%

Fidelity VIP Contrafund Service Class 2 (5)
10/12/2005 - 12/31/2005	$10.93	1,707	$18,658	0.00%	9.29%

Fidelity VIP Mid Cap Service Class 2 (5)
12/12/2005 - 12/31/2005	$9.95	95	$947	0.00%	(0.46%)

Mercury Global Allocation V.I. Fund Class III (5)
11/29/2005 - 12/31/2005	$10.20	458	$4,675	See (12)	2.04%

T. Rowe Price Blue Chip Growth Portfolio — II (5)
11/21/2005 - 12/31/2005	$9.92	733	$7,272	0.90%	(0.83%)

T. Rowe Price Equity Income Portfolio — II (5)
11/29/2005 - 12/31/2005	$9.94	158	$1,574	5.23%	(0.62%)

Van Eck Worldwide Hard Assets Fund (5)
10/20/2005 - 12/31/2005	$12.10	492	$5,957	0.00%	21.04%

(1)	The investment income ratios represent the dividends, excluding distributions of capital gains, received by the Variable Accounts from the underlying portfolios, divided by the average net assets. These ratios are before the deduction of mortality and expense risk (“M&E”) charges that are assessed against policyholder accounts. The recognition of investment income by the Variable Accounts is affected by the timing of the declaration of dividends by the underlying portfolios in which the Variable Accounts invest. The ratios for periods of less than one full year are annualized.

(2)	Total returns reflect changes in unit value of the underlying portfolios and do not include deductions at the separate account or policy level for any M&E charges, cost of insurance charges, premium loads, administrative charges, maintenance fees, premium tax charges, surrender charges or other charges that may be incurred under a contract which, if incurred, would have resulted in lower returns. Total returns for periods of less than one full year are not annualized.

(3)	Total returns were calculated through 12/28/2001, the last business day of the fiscal year for the Separate Account.

(4)	Prior year investment income ratios have been restated to conform with current year presentation. This change had no impact on total net assets.

(5)	Operations commenced during 2005 (See Note 1 to Financial Statement).

(6)	Prior to 02/01/2005, Concentrated Growth Variable Account was named I-Net Tollkeeper Variable Account.

(7)	Prior to 05/01/2005, Fasciano Small Equity Variable Account was named Aggressive Equity Variable Account.

(8)	Prior to 01/01/2003, Main Street Core Variable Account was named Large-Cap Core Variable Account. Prior to 01/01/2002, the Variable Account was named Equity Income Variable Account.

(9)	Prior to 05/01/2001, Inflation Managed Variable Account was named Government Securities Variable Account.

(10)	Prior to 05/01/2003, Comstock Variable Account was named Strategic Value Variable Account.

(11)	Prior to 05/01/2002, Real Estate Variable Account was named REIT Variable Account.

(12)	Subsequent to its commencement of operations on 11/29/2005, the Mercury Global Allocation V.I. Class III Variable Account received its annual investment income distribution. The annualized investment income ratio was 25.20%. Prior to annualization the ratio was 2.28%.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
NOTES TO FINANCIAL STATEMENTS
1. ORGANIZATION
     The Pacific Select Exec Separate Account (the “Separate Account”) is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and as of December 31, 2005 is comprised of forty-seven subaccounts called Variable Accounts. The assets in each of the Variable Accounts invest in the corresponding portfolios or funds of Pacific Select Fund, M Fund, Inc., Fidelity® Variable Insurance Products Funds, FAM Variable Series Funds, Inc., T. Rowe Price Equity Series, Inc., and Van Eck Worldwide Insurance Trust (each, a “Fund” and collectively, the “Funds”) as follows:
Pacific Select Fund
Blue Chip (Large-Cap Growth effective January 1, 2006)
Aggressive Growth
Financial Services
Diversified Research
Equity
American Funds® Growth-Income
American Funds® Growth
Technology
Short Duration Bond
Concentrated Growth (formerly I-Net TollkeeperSM)
Growth LT
Focused 30
Health Sciences
Mid-Cap Value
International Value
Capital Opportunities
International Large-Cap
Equity Index
Small-Cap Index
Fasciano Small Equity (formerly Aggressive Equity)
Small-Cap Value
Multi-Strategy
Main Street® Core
Emerging Markets
Managed Bond
Inflation Managed
Money Market
High Yield Bond
Equity Income
Large-Cap Value
Comstock
Mid-Cap Growth
Real Estate
VN Small-Cap Value
M Fund, Inc.
Brandes International Equity
Turner Core Growth
Frontier Capital Appreciation
Business Opportunity Value
Fidelity Variable Insurance Products Funds
Fidelity VIP Contrafund® Service Class 2
Fidelity VIP Growth Service Class 2
Fidelity VIP Mid Cap Service Class 2
Fidelity VIP Value Strategies Service Class 2
FAM Variable Series Funds, Inc.
Mercury Basic Value V.I. Class III
Mercury Global Allocation V.I. Class III
T. Rowe Price Equity Series, Inc.
T. Rowe Price Blue Chip Growth — II
T. Rowe Price Equity Income — II
Van Eck Worldwide Insurance Trust
Van Eck Worldwide Hard Assets
     American Funds is a registered trademark of American Funds Distributors, Inc., I-Net Tollkeeper is a service mark of Goldman, Sachs & Co., Main Street is a registered trademark of OppenheimerFunds, Inc., and Fidelity and Contrafund are registered trademarks of FMR Co., Inc. Each portfolio/fund pursues different investment objectives and policies. The financial statements of the Funds, including the schedules of investments, are provided separately and should be read in conjunction with the Separate Account’s financial statements.
     The Separate Account organized and registered with the Securities and Exchange Commission (“SEC”) twelve new Variable Accounts that began operations in 2005: the American Funds Growth-Income, American Funds Growth, VN Small-Cap Value, Fidelity VIP Contrafund Service Class 2, Fidelity VIP Growth Service Class 2, Fidelity VIP Mid Cap Service Class 2, Fidelity VIP Value Strategies Service Class 2, Mercury Basic Value V.I. Class III, Mercury Global Allocation V.I. Class III, T. Rowe Price Blue Chip Growth — II, T. Rowe Price Equity Income — II, and Van Eck Worldwide Hard Assets Variable Accounts. The American Funds Growth-Income, American Funds Growth, and VN Small-Cap Value Variable Accounts commenced operations on May 6, 2005. The Fidelity VIP Contrafund Service Class 2 Variable Account commenced operations on October 12, 2005. The Van Eck Worldwide Hard Assets Variable Account commenced operations on October 20, 2005. The T. Rowe Price Blue Chip Growth — II Variable Account commenced operations on November 21, 2005. The Mercury Global Allocation V.I. Class III and T. Rowe Price Equity Income — II Variable Accounts commenced operations on November 29, 2005. The Fidelity VIP Mid Cap Service Class 2 Variable Account commenced operations on December 12, 2005. There were no investments in Variable Account I, Fidelity VIP Growth Service Class 2, Fidelity VIP Value Strategies Service Class 2, and Mercury Basic Value V.I. Class III Variable Accounts as of December 31, 2005.
     The net assets of the Pacific Select Fund’s Small-Cap Equity Portfolio (the “Acquired Portfolio”), the underlying portfolio for the Small-Cap Equity Variable Account, were transferred to the Pacific Select Fund’s Small-Cap Index Portfolio (the “Surviving Portfolio”), the underlying portfolio for the Small-Cap Index Variable Account, in exchange for shares of the Surviving Portfolio (the “Reorganization”). The Reorganization took place on April 30, 2004. In connection with the Reorganization, a total of 24,656 outstanding accumulation units (valued at $201,921) of the Small-Cap Equity Variable Account were exchanged for 17,124 accumulation units with equal value of the Small-Cap Index Variable account.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
NOTES TO FINANCIAL STATEMENTS (Continued)
     The Separate Account was established by Pacific Life & Annuity Company (“PL&A”), a wholly-owned subsidiary of Pacific Life Insurance Company (“Pacific Life”), on September 24, 1998 and commenced operations on August 15, 2000. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of PL&A. The assets of the Separate Account will not be charged with any liabilities arising out of any other business conducted by PL&A, but the obligations of the Separate Account, including benefits related to variable life insurance, are obligations of PL&A.
     The Separate Account held by PL&A represents funds from individual flexible premium variable life insurance policies. The assets of the Separate Account are carried at market value.
2. SIGNIFICANT ACCOUNTING POLICIES
     The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for investment companies which require management to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.
     A. Valuation of Investments
     Investments in shares of the Funds are valued at the reported net asset values of the respective portfolios. Valuation of securities held by the Funds is discussed in the notes to their financial statements.
     B. Security Transactions and Investment Income
     Transactions are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost. Dividend income is recorded on the ex-dividend date and the amounts distributed to the Separate Account for its share of dividends are reinvested in additional full and fractional shares of the related portfolios.
     C. Federal Income Taxes
     The operations of the Separate Account will be reported on the Federal income tax return of PL&A, which is taxed as a life insurance company under the provisions of the Tax Reform Act of 1986. Under current tax law, no Federal income taxes are expected to be paid by PL&A with respect to the operations of the Separate Account. PL&A will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any Federal income taxes that would be attributable to the policies.
3. CHARGES AND EXPENSES
     With respect to variable life insurance policies funded by the Separate Account, PL&A makes certain deductions from premiums to help pay for costs of distributing the policies and to pay state and local premium taxes, any other taxes that may be imposed, and to compensate PL&A for certain costs or lost investment opportunities resulting from the amortization and delayed recognition of certain policy expenses for federal income tax purposes. PL&A also makes certain deductions from the net assets of each Variable Account for charges for the mortality and expense risks and administrative expenses PL&A assumes, cost of insurance, charges for optional benefits and any withdrawal and surrender charges. The operating expenses of the Separate Account are paid by PL&A.
4. RELATED PARTY AGREEMENT
     Pacific Select Distributors, Inc., a wholly-owned subsidiary of Pacific Life, serves as principal underwriter of variable life insurance policies funded by interests in the Separate Account, without remuneration from the Separate Account.
5. SUBSTITUTION AND SUBSEQUENT EVENTS
     An application for an order of approval for the substitution of the Equity Income Portfolio, the underlying portfolio for the Equity Income Variable Account, with shares of the American Funds Growth-Income Portfolio, the underlying portfolio for the American Funds Growth-Income Variable Account, has been filed with the SEC. If the SEC issues an order to permit the substitution, the Equity Income Portfolio will be liquidated and its shares will be exchanged for shares of the American Funds Growth-Income Portfolio. The Equity Income Portfolio will then be closed.
     On November 14, 2005, the Pacific Select Fund’s Board approved plans of reorganization (the “Reorganizations”) subject to approval by the SEC and the shareholders of the Aggressive Growth and Financial Services Portfolios, the underlying portfolios for the Aggressive Growth and Financial Services Variable Accounts, respectively. Under the Reorganizations, the Mid-Cap Growth Portfolio and the Large-Cap Value Portfolio, the underlying portfolios for the Mid-Cap Growth and Large-Cap Value Variable Accounts, will acquire all of the assets and liabilities of the Aggressive Growth Portfolio and Financial Services Portfolio, respectively. The Reorganizations are expected to be effective as of the close of business on April 28, 2006, or on a later date as the parties may agree.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
NOTES TO FINANCIAL STATEMENTS (Continued)
6. PURCHASES AND SALES OF INVESTMENTS
     The cost of purchases and proceeds from sales of investments for the year or period ended December 31, 2005, were as follows:

Variable Accounts	Purchases	Sales
Blue Chip	$452,902	$187,450
Aggressive Growth	26,376	14,818
Financial Services	189,960	28,617
Diversified Research	129,318	148,699
Equity	49,350	30,452
American Funds Growth-Income (1)	81,920	18,743
American Funds Growth (1)	107,708	27,210
Technology	34,685	124,940
Short Duration Bond	208,940	56,939
Concentrated Growth (2)	47,103	36,570
Growth LT	234,354	189,032
Focused 30	32,539	50,931
Health Sciences	104,277	31,728
Mid-Cap Value	514,165	220,492
International Value	399,872	368,907
Capital Opportunities	95,266	38,581
International Large-Cap	272,239	208,618
Equity Index	428,730	112,598
Small-Cap Index	499,254	276,513
Fasciano Small Equity (2)	98,381	73,565
Small-Cap Value	116,581	51,885
Multi-Strategy	73,682	44,427
Main Street Core	184,040	80,889
Emerging Markets	358,396	91,041
Managed Bond	405,229	125,881
Inflation Managed	543,419	393,178
Money Market	2,439,240	1,242,322
High Yield Bond	138,416	186,332
Equity Income	136,162	36,793
Large-Cap Value	329,060	439,915
Comstock	168,961	49,206
Mid-Cap Growth	41,550	31,509
Real Estate	239,187	94,863
VN Small-Cap Value (1)	10,555	2,278
II	—	344
III	—	206
V	—	339
Fidelity VIP Contrafund Service Class 2 (1)	18,950	336
Fidelity VIP Mid Cap Service Class 2 (1)	965	20
Mercury Global Allocation V.I. Class III (1)	4,922	314
T. Rowe Price Blue Chip Growth — II (1)	7,368	30
T. Rowe Price Equity Income — II (1)	1,608	22
Van Eck Worldwide Hard Assets (1)	6,185	337

(1)	Operations commenced during 2005 (See Note 1 to Financial Statements).

(2)	The Concentrated Growth and Fasciano Small Equity Variable Accounts were formerly named I-Net Tollkeeper and Aggressive Equity Variable Accounts, respectively.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
NOTES TO FINANCIAL STATEMENTS (Continued)
7. CHANGES IN UNITS OUTSTANDING
     The changes in units outstanding for the years or periods ended December 31, 2005 and 2004 were as follows:

	2005			2004
	Units	Units	Net Increase	Units	Units	Net Increase
Variable Accounts	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)

Blue Chip	60,446	(28,868)	31,578	59,681	(23,586)	36,095
Aggressive Growth	3,440	(2,191)	1,249	4,573	(2,848)	1,725
Financial Services	18,261	(3,292)	14,969	18,822	(3,890)	14,932
Diversified Research	13,270	(15,016)	(1,746)	30,843	(12,668)	18,175
Equity	7,889	(5,175)	2,714	4,277	(2,400)	1,877
American Funds Growth-Income (1)	7,271	(1,055)	6,216	—	—	—
American Funds Growth (1)	9,246	(1,494)	7,752	—	—	—
Technology	8,490	(24,806)	(16,316)	29,959	(6,635)	23,324
Short Duration Bond	22,102	(7,380)	14,722	11,857	(7,478)	4,379
Concentrated Growth (2)	4,840	(2,593)	2,247	10,853	(10,365)	488
Growth LT	48,547	(40,307)	8,240	40,086	(29,542)	10,544
Focused 30	4,326	(5,894)	(1,568)	6,782	(3,633)	3,149
Health Sciences	11,453	(4,759)	6,694	11,690	(6,142)	5,548
Mid-Cap Value	34,342	(17,050)	17,292	35,460	(13,422)	22,038
International Value	48,586	(44,484)	4,102	65,319	(83,173)	(17,854)
Capital Opportunities	11,539	(4,828)	6,711	5,358	(2,593)	2,765
International Large-Cap	36,863	(30,970)	5,893	37,661	(13,656)	24,005
Equity Index	59,425	(24,527)	34,898	98,489	(60,451)	38,038
Small-Cap Index	44,470	(29,351)	15,119	92,000	(54,694)	37,306
Fasciano Small Equity (2)	12,377	(9,347)	3,030	9,716	(7,511)	2,205
Small-Cap Value	7,556	(3,718)	3,838	8,806	(2,544)	6,262
Multi-Strategy	8,202	(5,621)	2,581	11,806	(8,402)	3,404
Main Street Core	22,977	(11,868)	11,109	14,788	(6,929)	7,859
Emerging Markets	22,658	(8,121)	14,537	44,168	(21,764)	22,404
Managed Bond	55,221	(35,258)	19,963	34,749	(19,468)	15,281
Inflation Managed	41,679	(31,498)	10,181	28,775	(42,987)	(14,212)
Money Market	402,487	(295,633)	106,854	454,317	(673,887)	(219,570)
High Yield Bond	11,836	(15,847)	(4,011)	25,031	(21,056)	3,975
Equity Income	12,015	(3,909)	8,106	4,239	(1,428)	2,811
Large-Cap Value	38,621	(49,146)	(10,525)	75,922	(38,160)	37,762
Comstock	18,270	(7,044)	11,226	11,583	(4,242)	7,341
Mid-Cap Growth	6,911	(5,581)	1,330	59,060	(53,599)	5,461
Real Estate	12,292	(6,150)	6,142	20,847	(5,787)	15,060
VN Small-Cap Value (1)	946	(164)	782	—	—	—
II	—	(29)	(29)	954	(9)	945
III	—	(17)	(17)	573	(6)	567
V	—	(29)	(29)	954	(9)	945
Fidelity VIP Contrafund Service Class 2 (1)	1,740	(33)	1,707	—	—	—
Fidelity VIP Mid Cap Service Class 2 (1)	97	(2)	95	—	—	—
Mercury Global Allocation V.I. Class III (1)	489	(31)	458	—	—	—
T. Rowe Price Blue Chip Growth — II (1)	739	(6)	733	—	—	—
T. Rowe Price Equity Income — II (1)	160	(2)	158	—	—	—
Van Eck Worldwide Hard Assets (1)	521	(29)	492	—	—	—

(1)	Operations commenced during 2005 (See Note 1 to Financial Statements).

(2)	The Concentrated Growth and Fasciano Small Equity Variable Accounts were formerly named I-Net Tollkeeper and Aggressive Equity Variable Accounts, respectively.

Unaudited Financial Statements of
Pacific Select Exec Separate Account
of Pacific Life & Annuity Company
For the Nine-Month Period Ended September 30, 2006

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
SEPTEMBER 30, 2006 (Unaudited)

					American Funds®
	International	International	Diversified		Growth-	American Funds		Short	Concentrated
	Value	Small-Cap	Research	Equity	Income	Growth	Technology	Duration Bond	Growth
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account	Account	Account	Account	Account	Account	Account	Account	Account

ASSETS
Investments:
International Value Portfolio	$708,133
International Small-Cap Portfolio		$46,089
Diversified Research Portfolio			$336,643
Equity Portfolio				$65,645
American Funds Growth-Income Portfolio					$362,930
American Funds Growth Portfolio						$173,297
Technology Portfolio							$166,947
Short Duration Bond Portfolio								$439,547
Concentrated Growth Portfolio									$43,759
Receivables:
Due from Pacific Life & Annuity Company	3,128	365	487	—	2,381	937	3	37	—

Total Assets	711,261	46,454	337,130	65,645	365,311	174,234	166,950	439,584	43,759

LIABILITIES
Payables:
Fund shares purchased	3,128	365	487	—	2,381	937	3	37	—
Other	1	—	—	—	—	—	—	1	—

Total Liabilities	3,129	365	487	—	2,381	937	3	38	—

NET ASSETS	$708,132	$46,089	$336,643	$65,645	$362,930	$173,297	$166,947	$439,546	$43,759

Units Outstanding	58,782	5,144	25,716	8,804	30,710	14,318	22,988	41,063	8,545

Accumulation Unit Value	$12.05	$8.96	$13.09	$7.46	$11.82	$12.10	$7.26	$10.70	$5.12

Cost of Investments	$435,784	$50,256	$266,183	$52,052	$344,542	$160,067	$115,160	$443,778	$33,093

See Notes to Financial Statements

SAQ-1

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES (Continued)
SEPTEMBER 30, 2006 (Unaudited)

	Diversified	Growth	Focused	Health	Mid-Cap	Large-Cap	Capital	International	Equity
	Bond	LT	30	Sciences	Value	Growth	Opportunities	Large-Cap	Index
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account	Account	Account	Account	Account	Account (1)	Account	Account	Account

ASSETS
Investments:
Diversified Bond Portfolio	$54,094
Growth LT Portfolio		$510,388
Focused 30 Portfolio			$173,365
Health Sciences Portfolio				$425,176
Mid-Cap Value Portfolio					$2,261,657
Large-Cap Growth Portfolio (1)						$1,417,227
Capital Opportunities Portfolio							$189,942
International Large-Cap Portfolio								$1,036,346
Equity Index Portfolio									$1,392,194
Receivables:
Due from Pacific Life & Annuity Company	37	3,190	1,463	—	3,000	367	—	4,392	1,950
Other	—	—	—	—	—	1	—	1	1

Total Assets	54,131	513,578	174,828	425,176	2,264,657	1,417,595	189,942	1,040,739	1,394,145

LIABILITIES
Payables:
Fund shares purchased	37	3,190	1,463	—	3,000	367	—	4,392	1,950
Other	—	—	—	1	1	—	—	—	—

Total Liabilities	37	3,190	1,463	1	3,001	367	—	4,392	1,950

NET ASSETS	$54,094	$510,388	$173,365	$425,175	$2,261,656	$1,417,228	$189,942	$1,036,347	$1,392,195

Units Outstanding	5,219	76,837	11,222	33,438	115,737	177,838	20,350	81,425	137,618

Accumulation Unit Value	$10.37	$6.64	$15.45	$12.72	$19.54	$7.97	$9.33	$12.73	$10.12

Cost of Investments	$53,168	$363,510	$91,112	$320,713	$1,844,686	$1,329,209	$154,727	$682,717	$1,152,065

(1)	Formerly named Blue Chip Variable Account and Blue Chip Portfolio

See Notes to Financial Statements

SAQ-2

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES (Continued)
SEPTEMBER 30, 2006 (Unaudited)

	Small-Cap	Fasciano	Small-Cap	Multi-	Main	Emerging	Managed	Inflation	Money
	Index	Small Equity	Value	Strategy	Street® Core	Markets	Bond	Managed	Market
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account	Account	Account	Account	Account	Account	Account	Account	Account

ASSETS
Investments:
Small-Cap Index Portfolio	$910,947
Fasciano Small Equity Portfolio		$157,509
Small-Cap Value Portfolio			$376,536
Multi-Strategy Portfolio				$308,191
Main Street Core Portfolio					$754,988
Emerging Markets Portfolio						$2,038,084
Managed Bond Portfolio							$1,304,644
Inflation Managed Portfolio								$790,624
Money Market Portfolio									$1,921,994
Receivables:
Due from Pacific Life & Annuity Company	3,068	3,156	—	—	146	2,860	71	—	10,024
Fund shares redeemed	—	—	192	99	—	—	—	78	—
Other	—	—	1	—	—	39	—	—	3

Total Assets	914,015	160,665	376,729	308,290	755,134	2,040,983	1,304,715	790,702	1,932,021

LIABILITIES
Payables:
Due to Pacific Life & Annuity Company	—	—	192	99	—	—	—	78	—
Fund shares purchased	3,068	3,156	—	—	146	2,860	71	—	10,024

Total Liabilities	3,068	3,156	192	99	146	2,860	71	78	10,024

NET ASSETS	$910,947	$157,509	$376,537	$308,191	$754,988	$2,038,123	$1,304,644	$790,624	$1,921,997

Units Outstanding	58,450	18,792	19,004	24,915	73,408	82,469	89,336	52,110	164,610

Accumulation Unit Value	$15.59	$8.38	$19.81	$12.37	$10.28	$24.71	$14.60	$15.17	$11.68

Cost of Investments	$650,663	$119,311	$357,327	$248,239	$560,885	$1,271,519	$1,314,898	$811,288	$1,922,092

See Notes to Financial Statements

SAQ-3

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES (Continued)
SEPTEMBER 30, 2006 (Unaudited)

	High Yield	Large-Cap		Mid-Cap	Real	VN Small-
	Bond	Value	Comstock	Growth	Estate	Cap Value	Variable	Variable	Variable
	Variable	Variable	Variable	Variable	Variable	Variable	Account	Account	Account
	Account	Account	Account	Account	Account	Account	II	III	V

ASSETS
Investments:
High Yield Bond Portfolio	$394,928
Large-Cap Value Portfolio		$2,061,709
Comstock Portfolio			$449,333
Mid-Cap Growth Portfolio				$341,931
Real Estate Portfolio					$2,008,509
VN Small-Cap Value Portfolio						$18,687
Turner Core Growth Fund							$11,899
Frontier Capital Appreciation Fund								$7,618
Business Opportunity Value Fund									$11,483
Receivables:
Due from Pacific Life & Annuity Company	—	3,540	353	224	587	206	—	—	—
Fund shares redeemed	150	—	—	—	—	—	—	—	—
Other	1	—	—	—	—	—	—	—	—

Total Assets	395,079	2,065,249	449,686	342,155	2,009,096	18,893	11,899	7,618	11,483

LIABILITIES
Payables:
Due to Pacific Life & Annuity Company	150	—	—	—	—	—	—	—	—
Fund shares purchased	—	3,540	353	224	587	206	—	—	—
Other	—	—	—	—	—	1	—	—	—

Total Liabilities	150	3,540	353	224	587	207	—	—	—

NET ASSETS	$394,929	$2,061,709	$449,333	$341,931	$2,008,509	$18,686	$11,899	$7,618	$11,483

Units Outstanding	29,453	162,776	37,782	37,959	64,646	1,513	896	537	896

Accumulation Unit Value	$13.41	$12.67	$11.89	$9.01	$31.07	$12.35	$13.28	$14.17	$12.82

Cost of Investments	$380,265	$1,837,482	$393,638	$283,979	$1,281,017	$17,912	$9,015	$5,930	$10,535

See Notes to Financial Statements

SAQ-4

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES (Continued)
SEPTEMBER 30, 2006 (Unaudited)

	Fidelity® VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Mercury Basic	Mercury Global	T. Rowe Price	T. Rowe Price	Van Eck
	Contrafund®	Growth	Mid Cap	Value Strategies	Value V.I.	Allocation V.I.	Blue Chip Growth	Equity Income	Worldwide
	Service Class 2	Service Class 2	Service Class 2	Service Class 2	Fund Class III	Fund Class III	Portfolio - II	Portfolio - II	Hard Assets Fund
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account	Account	Account	Account	Account	Account	Account	Account	Account

ASSETS
Investments:
Fidelity VIP Contrafund® Service Class 2	$177,372
Fidelity VIP Growth Service Class 2		$1,638
Fidelity VIP Mid Cap Service Class 2			$59,991
Fidelity VIP Value Strategies Service Class 2				$ 285
Mercury Basic Value V.I. Fund Class III					$1,207
Mercury Global Allocation V.I. Fund Class III						$24,801
T. Rowe Price Blue Chip Growth Portfolio — II							$39,922
T. Rowe Price Equity Income Portfolio — II								$29,600
Van Eck Worldwide Hard Assets Fund									$48,087

Total Assets	177,372	1,638	59,991	285	1,207	24,801	39,922	29,600	48,087

NET ASSETS (1)	$177,372	$1,638	$59,991	$ 285	$1,207	$24,801	$39,922	$29,600	$48,087

Units Outstanding	15,505	162	5,735	28	115	2,217	3,903	2,694	3,582

Accumulation Unit Value	$ 11.44	$10.14	$ 10.46	$10.26	$10.45	$ 11.19	$ 10.23	$ 10.99	$ 13.42

Cost of Investments	$174,715	$1,565	$60,644	$ 278	$1,098	$23,672	$39,658	$28,562	$47,292

(1)	There were no outstanding liabilities for each of the Variable Accounts as of September 30, 2006.

See Notes to Financial Statements
SAQ-5

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 (Unaudited)

					American Funds
	International	International	Diversified		Growth-	American Funds		Short	Concentrated
	Value	Small-Cap	Research	Equity	Income	Growth	Technology	Duration Bond	Growth
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account	Account (1)	Account	Account	Account	Account	Account	Account	Account

INVESTMENT INCOME
Dividends	$ 280	$—	$—	$ 10	$ 31	$ 13	$—	$12,991	$—

Net Investment Income	280	—	—	10	31	13	—	12,991	—

REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) from security transactions	745	(80)	(75)	1,495	(142)	(545)	(467)	(1,372)	(34)
Realized gain distributions	—	—	—	—	686	74	—	—	—

Realized Gain (Loss)	745	(80)	(75)	1,495	544	(471)	(467)	(1,372)	(34)

CHANGE IN UNREALIZED APPRECIATION
(DEPRECIATION) ON INVESTMENTS	82,324	(4,167)	23,069	718	14,818	3,190	5,747	1,552	1,578

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$83,349	($4,247)	$22,994	$2,223	$15,393	$2,732	$5,280	$13,171	$1,544

(1)	Operations commenced during 2006 (See Note 1 to Financial Statements).

See Notes to Financial Statements
SAQ-6

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS (Continued)
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 (Unaudited)

	Diversified	Growth	Focused	Health	Mid-Cap	Large-Cap	Capital	International	Equity
	Bond	LT	30	Sciences	Value	Growth	Opportunities	Large-Cap	Index
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account (1)	Account	Account	Account	Account	Account (2)	Account	Account	Account

INVESTMENT INCOME
Dividends	$ 957	$ 1,787	$ 124	$—	$ 315	$ 62	$ 244	$ 248	$—

Net Investment Income	957	1,787	124	—	315	62	244	248	—

REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) from security transactions	23	(1,668)	2,238	413	(4,007)	(2,118)	(110)	4,191	(555)
Realized gain distributions	—	—	—	15,365	152,510	—	—	26,802	18,280

Realized Gain (Loss)	23	(1,668)	2,238	15,778	148,503	(2,118)	(110)	30,993	17,725

CHANGE IN UNREALIZED APPRECIATION
(DEPRECIATION) ON INVESTMENTS	926	19,259	12,992	124	(7,222)	(96,012)	9,890	121,213	88,506

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$1,906	$19,378	$15,354	$15,902	$141,596	($98,068)	$10,024	$152,454	$106,231

(1)	Operations commenced during 2006 (See Note 1 to Financial Statements).

(2)	Formerly named Blue Chip Variable Account.

See Notes to Financial Statements
SAQ-7

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS (Continued)
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 (Unaudited)

	Small-Cap	Fasciano	Small-Cap	Multi-	Main	Emerging	Managed	Inflation	Money
	Index	Small Equity	Value	Strategy	Street Core	Markets	Bond	Managed	Market
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account	Account	Account	Account	Account	Account	Account	Account	Account

INVESTMENT INCOME
Dividends	$1,876	$26	$12	$—	$22	$2,812	$40,816	$22,966	$79,003

Net Investment Income	1,876	26	12	—	22	2,812	40,816	22,966	79,003

REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) from security transactions	26,716	468	(4,247)	574	1,907	21,635	(7,806)	(9,400)	(292)
Realized gain distributions	—	—	69,079	—	—	299,567	—	24,446	—

Realized Gain (Loss)	26,716	468	64,832	574	1,907	321,202	(7,806)	15,046	(292)

CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	68,309	(1,646)	(33,603)	14,247	56,013	(189,530)	13,062	(25,534)	276

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$96,901	($1,152)	$31,241	$14,821	$57,942	$134,484	$46,072	$12,478	$78,987

See Notes to Financial Statements

SAQ-8

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS (Continued)
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 (Unaudited)

	High Yield	Large-Cap		Mid-Cap	Real	VN Small-
	Bond	Value	Comstock	Growth	Estate	Cap Value	Variable	Variable	Variable
	Variable	Variable	Variable	Variable	Variable	Variable	Account	Account	Account
	Account	Account	Account	Account	Account	Account	II	III	V

INVESTMENT INCOME
Dividends	$21,727	$731	$31	$—	$7,662	$—	$—	$—	$—

Net Investment Income	21,727	731	31	—	7,662	—	—	—	—

REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) from security transactions	(1,076)	(83)	(1,899)	(1,725)	(2,915)	18	52	11	(3)
Realized gain distributions	—	96,885	23,291	—	142,827	62	—	53	574

Realized Gain (Loss)	(1,076)	96,802	21,392	(1,725)	139,912	80	52	64	571

CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(474)	19,900	14,835	(10,774)	224,091	477	288	594	(135)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$20,177	$117,433	$36,258	($12,499)	$371,665	$557	$340	$658	$436

See Notes to Financial Statements

SAQ-9

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS (Continued)
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 (Unaudited)

	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Mercury Basic	Mercury Global	T. Rowe Price	T. Rowe Price	Van Eck
	Contrafund®	Growth	Mid Cap	Value Strategies	Value V.I.	Allocation V.I.	Blue Chip Growth	Equity Income	Worldwide
	Service Class 2	Service Class 2	Service Class 2	Service Class 2	Fund Class III	Fund Class III	Portfolio - II	Portfolio - II	Hard Assets Fund
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account	Account (1)	Account	Account (1)	Account (1)	Account	Account	Account	Account

INVESTMENT INCOME
Dividends (2)	$87	$—	$4	$—	$—	$—	$—	$280	$6

Net Investment Income	87	—	4	—	—	—	—	280	6

REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) from security transactions	(374)	(11)	(314)	—	1	30	(77)	(23)	(421)
Realized gain distributions	210	—	298	—	—	—	—	117	470

Realized Gain (Loss)	(164)	(11)	(16)	—	1	30	(77)	94	49

CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	2,612	74	(655)	7	109	1,151	337	1,104	692

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$2,535	$63	($667)	$7	$110	$1,181	$260	$1,478	$747

(1)	Operations commenced during 2006 (See Note 1 to Financial Statements).

(2)	Fidelity VIP Growth Service Class 2 declared dividends for net investment income during the nine-month period ended September 30, 2006. The amount received by the corresponding Variable Account was $0.10.

See Notes to Financial Statements

SAQ-10

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS

	International Value		International Small-Cap	Diversified Research		Equity
	Variable Account		Variable Account	Variable Account		Variable Account
	Nine-Month		Nine-Month	Nine-Month		Nine-Month
	Period Ended	Year Ended	Period Ended	Period Ended	Year Ended	Period Ended	Year Ended
	September 30,	December 31,	September 30,	September 30,	December 31,	September 30,	December 31,
	2006 (1)	2005	2006 (1), (2)	2006 (1)	2005	2006 (1)	2005
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$280	$11,735	$—	$—	$1,237	$10	$198
Realized gain (loss)	745	7,774	(80)	(75)	2,985	1,495	(455)
Change in unrealized appreciation (depreciation) on investments	82,324	41,052	(4,167)	23,069	9,458	718	4,730

Net Increase (Decrease) in Net Assets Resulting from Operations	83,349	60,561	(4,247)	22,994	13,680	2,223	4,473

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	76,934	102,310	1,600	41,423	45,828	7,074	11,819
Transfers between variable and fixed accounts, net	3,488	277,010	50,476	11,088	9,342	(19,164)	16,918
Transfers—policy charges and deductions	(52,095)	(67,019)	(1,814)	(24,598)	(48,069)	(4,847)	(6,980)
Transfers—surrenders	(3,658)	(274,928)	(91)	(2,400)	(4,890)	(60)	(2,888)
Transfers—other	(422)	(6,408)	165	(2,540)	(21,592)	29	29

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	24,247	30,965	50,336	22,973	(19,381)	(16,968)	18,898

NET INCREASE (DECREASE) IN NET ASSETS	107,596	91,526	46,089	45,967	(5,701)	(14,745)	23,371

NET ASSETS
Beginning of Year or Period	600,536	509,010	—	290,676	296,377	80,390	57,019

End of Year or Period	$708,132	$600,536	$46,089	$336,643	$290,676	$65,645	$80,390

(1)	Unaudited.

(2)	Operations commenced during 2006 (See Note 1 to Financial Statements).

See Notes to Financial Statements

SAQ-11

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	American Funds Growth-Income		American Funds Growth		Technology		Short Duration Bond
	Variable Account		Variable Account		Variable Account		Variable Account
	Nine-Month		Nine-Month		Nine-Month		Nine-Month
	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Year Ended	Period Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2006 (1)	2005 (2)	2006 (1)	2005 (2)	2006 (1)	2005	2006 (1)	2005
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$31	$667	$13	$342	$—	$—	$12,991	$8,745
Realized gain (loss)	544	218	(471)	473	(467)	2,307	(1,372)	(1,306)
Change in unrealized appreciation (depreciation) on investments	14,818	3,570	3,190	10,040	5,747	21,305	1,552	(2,809)

Net Increase in Net Assets Resulting from Operations	15,393	4,455	2,732	10,855	5,280	23,612	13,171	4,630

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	39,749	7,652	42,874	12,451	28,533	40,077	58,177	48,728
Transfers between variable and fixed accounts, net	263,021	59,711	53,393	73,526	6,423	(84,549)	3,147	139,758
Transfers—policy charges and deductions	(18,550)	(4,118)	(15,363)	(5,451)	(20,833)	(44,507)	(28,937)	(30,040)
Transfers—surrenders	(3,704)	—	(557)	—	(3,541)	(977)	(4,643)	(1,442)
Transfers—other	(611)	(68)	(1,135)	(28)	(2,110)	(299)	(1,218)	(5,003)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	279,905	63,177	79,212	80,498	8,472	(90,255)	26,526	152,001

NET INCREASE (DECREASE) IN NET ASSETS	295,298	67,632	81,944	91,353	13,752	(66,643)	39,697	156,631

NET ASSETS
Beginning of Year or Period	67,632	—	91,353	—	153,195	219,838	399,849	243,218

End of Year or Period	$362,930	$67,632	$173,297	$91,353	$166,947	$153,195	$439,546	$399,849

(1)	Unaudited.

(2)	Operations commenced on May 6, 2005.

See Notes to Financial Statements

SAQ-12

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Concentrated Growth		Diversified Bond	Growth LT		Focused 30
	Variable Account (1)		Variable Account	Variable Account		Variable Account
	Nine-Month		Nine-Month	Nine-Month		Nine-Month
	Period Ended	Year Ended	Period Ended	Period Ended	Year Ended	Period Ended	Year Ended
	September 30,	December 31,	September 30,	September 30,	December 31,	September 30,	December 31,
	2006 (2)	2005	2006 (2), (3)	2006 (2)	2005	2006 (2)	2005
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$957	$1,787	$1,162	$124	$1,353
Realized gain (loss)	(34)	444	23	(1,668)	3,889	2,238	1,522
Change in unrealized appreciation on investments	1,578	912	926	19,259	32,573	12,992	28,477

Net Increase in Net Assets Resulting from Operations	1,544	1,356	1,906	19,378	37,624	15,354	31,352

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	5,858	16,452	1,667	95,469	169,900	17,436	16,776
Transfers between variable and fixed accounts, net	(1,884)	2,795	52,808	(33,923)	(42,429)	4,666	9,692
Transfers—policy charges and deductions	(6,633)	(7,852)	(2,304)	(46,400)	(64,119)	(36,821)	(44,072)
Transfers—surrenders	—	(289)	(71)	(3,662)	(17,324)	—	(457)
Transfers—other	6	(573)	88	(676)	(706)	562	(331)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(2,653)	10,533	52,188	10,808	45,322	(14,157)	(18,392)

NET INCREASE (DECREASE) IN NET ASSETS	(1,109)	11,889	54,094	30,186	82,946	1,197	12,960

NET ASSETS
Beginning of Year or Period	44,868	32,979	—	480,202	397,256	172,168	159,208

End of Year or Period	$43,759	$44,868	$54,094	$510,388	$480,202	$173,365	$172,168

(1)	Formerly named I-Net TollkeeperSM Variable Account. I-Net Tollkeeper is a service mark of Goldman, Sachs & Co.

(2)	Unaudited.

(3)	Operations commenced during 2006 (See Note 1 to Financial Statements).

See Notes to Financial Statements

SAQ-13

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Health Sciences		Mid-Cap Value		Large-Cap Growth		Capital Opportunities
	Variable Account		Variable Account		Variable Account (1)		Variable Account
	Nine-Month		Nine-Month		Nine-Month		Nine-Month
	Period Ended	Year Ended	Period Ended	Year Ended	Period Ended	Year Ended	Period Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2006 (2)	2005	2006 (2)	2005	2006 (2)	2005	2006 (2)	2005

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$315	$9,714	$62	$4,384	$244	$1,740
Realized gain (loss)	15,778	6,546	148,503	126,614	(2,118)	(2,532)	(110)	152
Change in unrealized appreciation (depreciation) on investments	124	46,809	(7,222)	13,496	(96,012)	35,242	9,890	2,616

Net Increase (Decrease) in Net Assets Resulting from Operations	15,902	53,355	141,596	149,824	(98,068)	37,094	10,024	4,508

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	68,700	110,337	308,147	350,472	258,930	295,864	23,911	83,695
Transfers between variable and fixed accounts, net	(29,939)	12,644	62,926	139,406	22,312	92,313	1,374	(7,687)
Transfers—policy charges and deductions	(36,248)	(44,721)	(115,058)	(137,991)	(71,073)	(92,717)	(12,744)	(16,538)
Transfers—surrenders	(4,644)	(4,989)	(17,464)	(45,519)	(16,309)	(24,136)	(392)	(1,733)
Transfers—other	(1,612)	(722)	(3,822)	(12,695)	(3,285)	(5,872)	828	(1,052)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(3,743)	72,549	234,729	293,673	190,575	265,452	12,977	56,685

NET INCREASE IN NET ASSETS	12,159	125,904	376,325	443,497	92,507	302,546	23,001	61,193

NET ASSETS
Beginning of Year or Period	413,016	287,112	1,885,331	1,441,834	1,324,721	1,022,175	166,941	105,748

End of Year or Period	$425,175	$413,016	$2,261,656	$1,885,331	$1,417,228	$1,324,721	$189,942	$166,941

(1)	Formerly named Blue Chip Variable Account.

(2)	Unaudited.

See Notes to Financial Statements
SAQ-14

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	International Large-Cap		Equity Index		Small-Cap Index		Fasciano Small Equity
	Variable Account		Variable Account		Variable Account		Variable Account (1)
	Nine-Month		Nine-Month		Nine-Month		Nine-Month
	Period Ended	Year Ended	Period Ended	Year Ended	Period Ended	Year Ended	Period Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2006 (2)	2005	2006 (2)	2005	2006 (2)	2005	2006 (2)	2005

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$248	$5,497	$—	$16,571	$1,876	$3,619	$26	$313
Realized gain (loss)	30,993	15,381	17,725	2,986	26,716	6,050	468	(538)
Change in unrealized appreciation (depreciation) on investments	121,213	63,266	88,506	31,965	68,309	21,468	(1,646)	4,385

Net Increase (Decrease) in Net Assets Resulting from Operations	152,454	84,144	106,231	51,522	96,901	31,137	(1,152)	4,160

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	113,872	139,242	130,010	228,495	122,875	154,956	38,385	43,692
Transfers between variable and fixed accounts, net	49,786	36,712	(7,620)	206,943	(290,617)	212,808	(10,273)	14,295
Transfers—policy charges and deductions	(79,901)	(81,438)	(88,051)	(98,726)	(95,883)	(119,366)	(21,784)	(28,767)
Transfers—surrenders	(4,996)	(18,863)	(9,997)	(11,765)	(5,013)	(18,762)	(499)	(4,653)
Transfers—other	(4,635)	(12,032)	(1,190)	(8,815)	(2,871)	(6,895)	(380)	249

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	74,126	63,621	23,152	316,132	(271,509)	222,741	5,449	24,816

NET INCREASE (DECREASE) IN NET ASSETS	226,580	147,765	129,383	367,654	(174,608)	253,878	4,297	28,976

NET ASSETS
Beginning of Year or Period	809,767	662,002	1,262,812	895,158	1,085,555	831,677	153,212	124,236

End of Year or Period	$1,036,347	$809,767	$1,392,195	$1,262,812	$ 910,947	$1,085,555	$157,509	$153,212

(1)	Formerly named Aggressive Equity Variable Account.

(2)	Unaudited.

See Notes to Financial Statements
SAQ-15

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Small-Cap Value		Multi-Strategy		Main Street Core		Emerging Markets
	Variable Account		Variable Account		Variable Account		Variable Account
	Nine-Month		Nine-Month		Nine-Month		Nine-Month
	Period Ended	Year Ended	Period Ended	Year Ended	Period Ended	Year Ended	Period Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2006 (1)	2005	2006 (1)	2005	2006 (1)	2005	2006 (1)	2005

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$12	$3,423	$—	$6,824	$22	$7,719	$2,812	$14,879
Realized gain (loss)	64,832	9,521	574	(291)	1,907	(1,021)	321,202	1,477
Change in unrealized appreciation (depreciation) on investments	(33,603)	17,350	14,247	4,596	56,013	30,855	(189,530)	503,628

Net Increase in Net Assets Resulting from Operations	31,241	30,294	14,821	11,129	57,942	37,553	134,484	519,984

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	56,132	40,845	50,509	76,533	61,004	101,671	202,343	271,558
Transfers between variable and fixed accounts, net	29,811	52,102	(26,186)	1,529	(18,941)	73,246	(81,757)	104,151
Transfers—policy charges and deductions	(25,388)	(21,054)	(22,434)	(32,713)	(52,399)	(60,111)	(69,590)	(101,687)
Transfers—surrenders	(1,400)	(1,018)	(8,321)	(14,716)	(11,246)	(11,385)	(17,991)	(4,941)
Transfers—other	(137)	(6,179)	(4,739)	(1,378)	(4,551)	(270)	(404)	(1,726)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	59,018	64,696	(11,171)	29,255	(26,133)	103,151	32,601	267,355

NET INCREASE IN NET ASSETS	90,259	94,990	3,650	40,384	31,809	140,704	167,085	787,339

NET ASSETS
Beginning of Year or Period	286,278	191,288	304,541	264,157	723,179	582,475	1,871,038	1,083,699

End of Year or Period	$376,537	$286,278	$308,191	$304,541	$754,988	$723,179	$2,038,123	$1,871,038

(1)	Unaudited.

See Notes to Financial Statements

SAQ-16

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Managed Bond		Inflation Managed		Money Market		High Yield Bond
	Variable Account		Variable Account		Variable Account		Variable Account
	Nine-Month		Nine-Month		Nine-Month		Nine-Month
	Period Ended	Year Ended	Period Ended	Year Ended	Period Ended	Year Ended	Period Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2006 (1)	2005	2006 (1)	2005	2006 (1)	2005	2006 (1)	2005

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$40,816	$35,854	$22,966	$25,100	$79,003	$33,410	$21,727	$26,356
Realized gain (loss)	(7,806)	28,446	15,046	32,446	(292)	201	(1,076)	(2,306)
Change in unrealized appreciation (depreciation) on investments	13,062	(37,111)	(25,534)	(39,257)	276	(269)	(474)	(17,510)

Net Increase in Net Assets Resulting from Operations	46,072	27,189	12,478	18,289	78,987	33,342	20,177	6,540

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	140,109	212,140	110,392	126,557	796,460	3,120,055	69,287	84,282
Transfers between variable and fixed accounts, net	(39,152)	222,992	(85,301)	142,574	(415,940)	(1,643,608)	(22,001)	31,777
Transfers—policy charges and deductions	(101,889)	(115,137)	(66,052)	(98,470)	(554,659)	(258,481)	(36,985)	(50,376)
Transfers—surrenders	(6,997)	(31,738)	(4,780)	(9,420)	(34,008)	(4,735)	(1,654)	(8,606)
Transfers—other	(3,118)	(8,909)	(1,714)	(11,000)	(24,594)	(16,313)	(1,309)	(104,993)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(11,047)	279,348	(47,455)	150,241	(232,741)	1,196,918	7,338	(47,916)

NET INCREASE (DECREASE) IN NET ASSETS	35,025	306,537	(34,977)	168,530	(153,754)	1,230,260	27,515	(41,376)

NET ASSETS
Beginning of Year or Period	1,269,619	963,082	825,601	657,071	2,075,751	845,491	367,414	408,790

End of Year or Period	$1,304,644	$1,269,619	$790,624	$825,601	$1,921,997	$2,075,751	$394,929	$367,414

(1)	Unaudited.

See Notes to Financial Statements

SAQ-17

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Large-Cap Value		Comstock		Mid-Cap Growth		Real Estate
	Variable Account		Variable Account		Variable Account		Variable Account
	Nine-Month		Nine-Month		Nine-Month		Nine-Month
	Period Ended	Year Ended	Period Ended	Year Ended	Period Ended	Year Ended	Period Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2006 (1)	2005	2006 (1)	2005	2006 (1)	2005	2006 (1)	2005

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$731	$12,445	$31	$3,818	$—	$—	$7,662	$11,958
Realized gain (loss)	96,802	6,985	21,392	7,154	(1,725)	(201)	139,912	43,888
Change in unrealized appreciation (depreciation) on investments	19,900	32,631	14,835	—	(10,774)	27,835	224,091	140,152

Net Increase (Decrease) in Net Assets Resulting from Operations	117,433	52,061	36,258	10,972	(12,499)	27,634	371,665	195,998

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	280,442	204,295	47,382	65,549	43,916	45,632	216,796	231,984
Transfers between variable and fixed accounts, net	814,638	(154,439)	79,796	102,036	165,203	5,363	46,340	8,208
Transfers—policy charges and deductions	(93,462)	(117,610)	(37,703)	(31,503)	(30,879)	(26,773)	(67,259)	(74,910)
Transfers—surrenders	(16,973)	(28,160)	(3,235)	(12,384)	(4,118)	(10,250)	(12,770)	(19,418)
Transfers—other	(2,410)	(14,941)	(4,021)	(3,943)	(1,209)	(3,931)	(1,280)	(1,540)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	982,235	(110,855)	82,219	119,755	172,913	10,041	181,827	144,324

NET INCREASE (DECREASE) IN NET ASSETS	1,099,668	(58,794)	118,477	130,727	160,414	37,675	553,492	340,322

NET ASSETS
Beginning of Year or Period	962,041	1,020,835	330,856	200,129	181,517	143,842	1,455,017	1,114,695

End of Year or Period	$2,061,709	$962,041	$449,333	$330,856	$341,931	$181,517	$2,008,509	$1,455,017

(1)	Unaudited.

See Notes to Financial Statements

SAQ-18

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	VN Small-Cap Value
	Variable Account		Variable Account II		Variable Account III		Variable Account V
	Nine-Month		Nine-Month		Nine-Month		Nine-Month
	Period Ended	Period Ended	Period Ended	Year Ended	Period Ended	Year Ended	Period Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2006 (1)	2005 (2)	2006 (1)	2005	2006 (1)	2005	2006 (1)	2005

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$37	$—	$47	$—	$—	$—	$68
Realized gain	80	273	52	47	64	571	571	912
Change in unrealized appreciation (depreciation) on investments	477	298	288	1,362	594	373	(135)	(158)

Net Increase in Net Assets Resulting from Operations	557	608	340	1,456	658	944	436	822

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	1,402	898	—	—	—	—	—	—
Transfers between variable and fixed accounts, net	8,987	7,599	—	—	—	—	—	—
Transfers—policy charges and deductions	(1,188)	(278)	(266)	(344)	(170)	(206)	(252)	(339)
Transfers—surrenders	—	—	—	—	—	—	—	—
Transfers—other	43	58	—	—	—	—	—	—

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	9,244	8,277	(266)	(344)	(170)	(206)	(252)	(339)

NET INCREASE IN NET ASSETS	9,801	8,885	74	1,112	488	738	184	483

NET ASSETS
Beginning of Year or Period	8,885	—	11,825	10,713	7,130	6,392	11,299	10,816

End of Year or Period	$18,686	$8,885	$11,899	$11,825	$7,618	$7,130	$11,483	$11,299

(1)	Unaudited.

(2)	Operations commenced on May 6, 2005.

See Notes to Financial Statements

SAQ-19

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Fidelity VIP Contrafund®		Fidelity VIP Growth	Fidelity VIP Mid Cap		Fidelity VIP Value Strategies
	Service Class 2		Service Class 2	Service Class 2		Service Class 2
	Variable Account		Variable Account	Variable Account		Variable Account
	Nine-Month		Nine-Month	Nine-Month		Nine-Month
	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended
	September 30,	December 31,	September 30,	September 30,	December 31,	September 30,
	2006 (1)	2005 (2)	2006 (1), (3)	2006 (1)	2005 (2)	2006 (1), (3)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$87	$—	$—	$4	$—	$—
Realized loss	(164)	—	(11)	(16)	—	—
Change in unrealized appreciation (depreciation) on investments	2,612	44	74	(655)	2	7

Net Increase (Decrease) in Net Assets Resulting from Operations	2,535	44	63	(667)	2	7

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	19,761	2,990	1,092	8,425	965	164
Transfers between variable and fixed accounts, net	153,043	15,947	885	56,858	—	231
Transfers—policy charges and deductions	(16,572)	(365)	(401)	(5,560)	(20)	(117)
Transfers—surrenders	—	—	—	—	—	—
Transfers—other	(53)	42	(1)	(12)	—	—

Net Increase in Net Assets Derived from Policy Transactions	156,179	18,614	1,575	59,711	945	278

NET INCREASE IN NET ASSETS	158,714	18,658	1,638	59,044	947	285

NET ASSETS
Beginning of Year or Period	18,658	—	—	947	—	—

End of Year or Period	$177,372	$18,658	$1,638	$59,991	$947	$285

(1)	Unaudited.

(2)	Operations commenced on October 12, 2005 for Fidelity VIP Contrafund ® Service Class 2 Variable Account and on December 12, 2005 for Fidelity VIP Mid Cap Service Class 2 Variable Account.

(3)	Operations commenced during 2006 (See Note 1 to Financial Statements).

See Notes to Financial Statements

SAQ-20

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Mercury Basic Value	Mercury Global Allocation		T. Rowe Price Blue Chip		T. Rowe Price Equity Income
	V.I. Fund Class III	V.I. Fund Class III		Growth Portfolio - II		Portfolio - II
	Variable Account	Variable Account		Variable Account		Variable Account
	Nine-Month	Nine-Month		Nine-Month		Nine-Month
	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended
	September 30,	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2006 (1), (2)	2006 (1)	2005 (3)	2006 (1)	2005 (3)	2006 (1)	2005 (3)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$90	$—	$7	$280	$6
Realized gain (loss)	1	30	(1)	(77)	—	94	48
Change in unrealized appreciation (depreciation) on investments	109	1,151	(22)	337	(73)	1,104	(66)

Net Increase (Decrease) in Net Assets Resulting from Operations	110	1,181	67	260	(66)	1,478	(12)

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	608	2,224	1,884	5,621	985	1,453	359
Transfers between variable and fixed accounts, net	543	19,559	3,039	30,516	6,412	29,184	1,249
Transfers—policy charges and deductions	(54)	(2,833)	(315)	(3,753)	(59)	(4,087)	(22)
Transfers—surrenders	—	—	—	—	—	—	—
Transfers—other	—	(5)	—	6	—	(2)	—

Net Increase in Net Assets Derived from Policy Transactions	1,097	18,945	4,608	32,390	7,338	26,548	1,586

NET INCREASE IN NET ASSETS	1,207	20,126	4,675	32,650	7,272	28,026	1,574

NET ASSETS
Beginning of Year or Period	—	4,675	—	7,272	—	1,574	—

End of Year or Period	$1,207	$24,801	$4,675	$39,922	$7,272	$29,600	$1,574

(1)	Unaudited.

(2)	Operations commenced during 2006 (See Note 1 to Financial Statements).

(3)	Operations commenced on November 21, 2005 for T. Rowe Price Blue Chip Growth Portfolio — II Variable Account and on November 29, 2005 for Mercury Global Allocation V.I. Fund Class III and T. Rowe Price Equity Income Portfolio — II Variable Accounts.

See Notes to Financial Statements

SAQ-21

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Van Eck Worldwide Hard
	Assets Fund
	Variable Account
	Nine-Month
	Period Ended	Period Ended
	September 30,	December 31,
	2006 (1)	2005 (2)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$6	$—
Realized gain	49	5
Change in unrealized appreciation on investments	692	104

Net Increase in Net Assets Resulting from Operations	747	109

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	22,729	4,183
Transfers between variable and fixed accounts, net	24,616	2,011
Transfers—policy charges and deductions	(5,979)	(346)
Transfers—surrenders	—	—
Transfers—other	17	—

Net Increase in Net Assets Derived from Policy Transactions	41,383	5,848

NET INCREASE IN NET ASSETS	42,130	5,957

NET ASSETS
Beginning of Year or Period	5,957	—

End of Year or Period	$48,087	$5,957

(1)	Unaudited.

(2)	Operations commenced on October 20, 2005.

See Notes to Financial Statements

SAQ-22

PACIFIC SELECT EXEC SEPARATE ACCOUNT
FINANCIAL HIGHLIGHTS
     A summary of accumulation unit values (“AUV”), total units outstanding, total net assets, ratios of investment income to average daily net assets, and total returns for each year or period ended are presented in the table below. The ratio of expenses to average daily net assets is 0.00% for all Variable Accounts.

				Ratios of
	AUV at	Number		Investment
	End of	of	Total	Income to
	Year or	Units	Net	Average Net	Total
For the Year or Period Ended	Period	Outstanding	Assets	Assets (1)	Returns (2)

International Value
01/01/2006 - 09/30/2006 (3)	$12.05	58,782	$ 708,132	0.06%	13.52%
2005	10.61	56,589	600,536	1.84%	9.43%
2004	9.70	52,487	509,010	1.54%	16.42%
2003	8.33	70,341	585,933	2.50%	27.71%
2002	6.52	33,334	217,418	1.14%	(13.91%)
2001 (4)	7.58	15,832	119,938	1.35%	(22.30%)

International Small-Cap (5)
05/05/2006 - 09/30/2006 (3)	$ 8.96	5,144	$ 46,089	0.00%	(10.41%)

Diversified Research
01/01/2006 - 09/30/2006 (3)	$13.09	25,716	$ 336,643	0.00%	7.67%
2005	12.16	23,907	290,676	0.43%	5.24%
2004	11.55	25,653	296,377	1.18%	11.20%
2003	10.39	7,478	77,687	0.49%	32.63%
2002	7.83	3,528	27,641	0.35%	(24.19%)
2001 (4)	10.33	1,681	17,372	0.36%	(2.05%)

Equity
01/01/2006 - 09/30/2006 (3)	$ 7.46	8,804	$ 65,645	0.02%	2.99%
2005	7.24	11,104	80,390	0.30%	6.53%
2004	6.80	8,390	57,019	0.88%	5.14%
2003	6.46	6,513	42,097	0.41%	24.33%
2002	5.20	4,895	25,445	0.45%	(26.51%)
2001 (4)	7.07	2,744	19,411	0.12%	(20.84%)

American Funds Growth-Income
01/01/2006 - 09/30/2006 (3)	$11.82	30,710	$ 362,930	0.02%	8.62%
05/06/2005 - 12/31/2005	10.88	6,216	67,632	1.87%	8.80%

American Funds Growth
01/01/2006 - 09/30/2006 (3)	$12.10	14,318	$ 173,297	0.01%	2.71%
05/06/2005 - 12/31/2005	11.78	7,752	91,353	0.77%	17.84%

Technology
01/01/2006 - 09/30/2006 (3)	$ 7.26	22,988	$ 166,947	0.00%	3.60%
2005	7.01	21,854	153,195	0.00%	21.71%
2004	5.76	38,170	219,838	0.00%	3.66%
2003	5.56	14,846	82,486	0.00%	42.58%
2002	3.90	7,503	29,236	0.00%	(46.34%)
05/23/2001 - 12/31/2001 (4)	7.26	3,769	27,373	0.00%	(25.70%)

Short Duration Bond
01/01/2006 - 09/30/2006 (3)	$10.70	41,063	$ 439,546	4.10%	3.13%
2005	10.38	38,525	399,849	3.09%	1.57%
2004	10.22	23,803	243,218	2.53%	1.21%
05/01/2003 - 12/31/2003	10.10	19,424	196,106	2.68%	0.96%

Concentrated Growth (6)
01/01/2006 - 09/30/2006 (3)	$ 5.12	8,545	$ 43,759	0.00%	3.55%
2005	4.95	9,072	44,868	0.00%	2.34%
2004	4.83	6,825	32,979	0.00%	12.66%
2003	4.29	6,337	27,181	0.00%	43.22%
2002	3.00	5,531	16,566	0.00%	(38.62%)
2001 (4)	4.88	4,642	22,652	0.00%	(32.93%)

Diversified Bond (5)
05/05/2006 - 09/30/2006 (3)	$10.37	5,219	$ 54,094	4.43%	3.65%

Growth LT
01/01/2006 - 09/30/2006 (3)	$ 6.64	76,837	$ 510,388	0.48%	4.35%
2005	6.37	75,437	480,202	0.26%	7.68%
2004	5.91	67,197	397,256	0.00%	10.40%
2003	5.35	56,653	303,375	0.00%	33.98%
2002	4.00	47,167	188,520	1.01%	(28.97%)
2001 (4)	5.63	23,085	129,903	1.09%	(28.84%)

Focused 30
01/01/2006 - 09/30/2006 (3)	$15.45	11,222	$ 173,365	0.09%	9.24%
2005	14.14	12,174	172,168	0.86%	22.07%
2004	11.59	13,742	159,208	0.07%	14.85%
2003	10.09	10,593	106,858	0.00%	42.26%
2002	7.09	1,204	8,541	0.20%	(29.41%)
05/23/2001 - 12/31/2001 (4)	10.05	21	211	0.00%	0.59%

Health Sciences
01/01/2006 - 09/30/2006 (3)	$12.72	33,438	$ 425,175	0.00%	3.77%
2005	12.25	33,707	413,016	0.00%	15.28%
2004	10.63	27,013	287,112	0.00%	7.54%
2003	9.88	21,465	212,142	0.00%	27.82%
2002	7.73	15,790	122,089	0.00%	(23.30%)
05/23/2001 - 12/31/2001 (4)	10.08	1,510	15,224	0.00%	2.05%

Mid-Cap Value
01/01/2006 - 09/30/2006 (3)	$19.54	115,737	$2,261,656	0.02%	7.05%
2005	18.25	103,278	1,885,331	0.59%	8.87%
2004	16.77	85,986	1,441,834	0.44%	25.08%
2003	13.41	63,948	857,321	0.66%	29.10%
2002	10.38	23,099	239,862	0.54%	(14.46%)
2001 (4)	12.14	7,420	90,080	1.06%	13.93%

Large-Cap Growth (7)
01/01/2006 - 09/30/2006 (3)	$ 7.97	177,838	$1,417,228	0.01%	(7.65%)
2005	8.63	153,517	1,324,721	0.40%	2.94%
2004	8.38	121,939	1,022,175	0.74%	4.65%
2003	8.01	85,844	687,606	0.31%	25.36%
2002	6.39	20,186	128,978	0.16%	(25.94%)
05/01/2001 - 12/31/2001 (4)	8.63	5,822	50,228	0.23%	(12.52%)

Capital Opportunities
01/01/2006 - 09/30/2006 (3)	$ 9.33	20,350	$ 189,942	0.18%	5.72%
2005	8.83	18,909	166,941	1.25%	1.83%
2004	8.67	12,198	105,748	0.83%	12.69%
2003	7.69	9,433	72,567	0.43%	27.13%
2002	6.05	8,524	51,583	0.29%	(26.78%)
05/01/2001 - 12/31/2001 (4)	8.26	3,660	30,248	0.53%	(16.62%)

See Notes to Financial Statements	See explanation of references on SAQ-25

SAQ-23

PACIFIC SELECT EXEC SEPARATE ACCOUNT
FINANCIAL HIGHLIGHTS (Continued)

				Ratios of
	AUV at	Number		Investment
	End of	of	Total	Income to
	Year or	Units	Net	Average Net	Total
For the Year or Period Ended	Period	Outstanding	Assets	Assets (1)	Returns (2)

International Large-Cap
01/01/2006 - 09/30/2006 (3)	$12.73	81,425	$1,036,347	0.04%	17.72%
2005	10.81	74,899	809,767	0.86%	12.70%
2004	9.59	69,006	662,002	1.17%	18.61%
2003	8.09	45,001	363,992	1.31%	30.52%
2002	6.20	21,382	132,510	1.03%	(17.63%)
2001 (4)	7.52	11,301	85,018	0.86%	(18.63%)

Equity Index
01/01/2006 - 09/30/2006 (3)	$10.12	137,618	$1,392,195	0.00%	8.34%
2005	9.34	135,236	1,262,812	1.63%	4.67%
2004	8.92	100,338	895,158	1.95%	10.58%
2003	8.07	62,300	502,604	1.66%	28.29%
2002	6.29	62,159	390,876	1.63%	(22.34%)
2001 (4)	8.10	25,152	203,672	1.21%	(11.18%)

Small-Cap Index
01/01/2006 - 09/30/2006 (3)	$15.59	58,450	$910,947	0.25%	8.35%
2005	14.38	75,470	1,085,555	0.47%	4.38%
2004	13.78	60,351	831,677	0.86%	17.76%
2003	11.70	23,045	269,678	0.70%	46.53%
2002	7.99	14,509	115,875	1.07%	(21.19%)
2001 (4)	10.13	1,777	18,006	1.05%	2.78%

Fasciano Small Equity (8)
01/01/2006 - 09/30/2006 (3)	$8.38	18,792	$157,509	0.02%	(1.09%)
2005	8.47	18,081	153,212	0.22%	2.66%
2004	8.25	15,051	124,236	0.69%	18.94%
2003	6.94	12,846	89,147	0.55%	33.14%
2002	5.21	8,660	45,138	0.00%	(25.09%)
2001 (4)	6.96	5,138	35,750	0.00%	(16.90%)

Small-Cap Value
01/01/2006 - 09/30/2006 (3), (9)	$19.81	19,004	$376,537	0.00%	10.40%
2005	17.95	15,952	286,278	1.46%	13.65%
2004	15.79	12,114	191,288	2.36%	24.41%
05/01/2003 -12/31/2003	12.69	5,852	74,278	1.49%	26.93%

Multi-Strategy
01/01/2006 - 09/30/2006 (3)	$12.37	24,915	$308,191	0.00%	5.02%
2005	11.78	25,856	304,541	2.37%	3.78%
2004	11.35	23,275	264,157	1.91%	9.81%
2003	10.34	19,871	205,370	1.94%	23.28%
2002	8.38	12,357	103,600	2.47%	(13.06%)
2001 (4)	9.64	4,168	40,195	2.56%	(0.79%)

Main Street Core (10)
01/01/2006 - 09/30/2006 (3), (9)	$10.28	73,408	$754,988	0.00%	7.97%
2005	9.53	75,919	723,179	1.23%	5.99%
2004	8.99	64,810	582,475	1.42%	9.54%
2003	8.20	56,951	467,263	1.08%	26.96%
2002	6.46	51,270	331,339	1.03%	(28.40%)
2001 (4)	9.03	14,933	134,782	1.39%	(7.87%)

Emerging Markets
01/01/2006 - 09/30/2006 (3)	$24.71	82,469	$2,038,123	0.19%	6.32%
2005	23.25	80,490	1,871,038	1.09%	41.47%
2004	16.43	65,953	1,083,699	2.16%	34.62%
2003	12.21	43,549	531,553	1.43%	68.48%
2002	7.24	3,025	21,915	0.47%	(3.07%)
2001 (4)	7.47	2,612	19,522	0.38%	(9.32%)

Managed Bond
01/01/2006 - 09/30/2006 (3)	$14.60	89,336	$1,304,644	4.29%	3.69%
2005	14.08	90,148	1,269,619	3.41%	2.63%
2004	13.72	70,185	963,082	3.02%	5.38%
2003	13.02	54,904	714,951	4.38%	6.24%
2002	12.26	47,700	584,688	5.03%	10.93%
2001 (4)	11.05	13,249	146,390	5.42%	6.65%

Inflation Managed (11)
01/01/2006 - 09/30/2006 (3)	$15.17	52,110	$790,624	3.85%	1.74%
2005	14.91	55,364	825,601	3.12%	2.54%
2004	14.54	45,183	657,071	0.92%	8.90%
2003	13.35	59,395	793,167	0.06%	8.24%
2002	12.34	35,589	439,057	1.26%	15.45%
2001 (4)	10.69	6,877	73,486	3.23%	4.28%

Money Market
01/01/2006 - 09/30/2006 (3)	$11.68	164,610	$1,921,997	4.49%	3.42%
2005	11.29	183,854	2,075,751	2.80%	2.82%
2004	10.98	77,000	845,491	0.87%	1.01%
2003	10.87	296,570	3,223,891	0.85%	0.79%
2002	10.79	160,151	1,727,329	1.43%	1.41%
2001 (4)	10.64	111,698	1,187,925	3.59%	3.85%

High Yield Bond
01/01/2006 - 09/30/2006 (3)	$13.41	29,453	$394,929	7.38%	5.32%
2005	12.73	28,860	367,414	7.02%	2.37%
2004	12.44	32,871	408,790	7.23%	9.42%
2003	11.37	28,896	328,401	7.76%	20.29%
2002	9.45	29,958	283,043	9.26%	(3.00%)
2001 (4)	9.74	3,171	30,891	9.15%	1.17%

Large-Cap Value
01/01/2006 - 09/30/2006 (3)	$12.67	162,776	$2,061,709	0.07%	9.59%
2005	11.56	83,243	962,041	1.32%	6.16%
2004	10.89	93,768	1,020,835	1.57%	9.93%
2003	9.90	56,006	554,660	1.59%	31.24%
2002	7.55	22,798	172,037	1.49%	(22.96%)
2001 (4)	9.79	7,719	75,609	1.07%	(3.04%)

Comstock (12)
01/01/2006 - 09/30/2006 (3)	$11.89	37,782	$449,333	0.01%	9.44%
2005	10.87	30,445	330,856	1.72%	4.36%
2004	10.41	19,219	200,129	1.39%	17.17%
2003	8.89	11,878	105,565	1.10%	31.38%
2002	6.76	2,416	16,341	0.08%	(22.15%)
02/27/2001 - 12/31/2001 (4)	8.69	731	6,356	0.65%	(12.47%)

Mid-Cap Growth
01/01/2006 - 09/30/2006 (3)	$9.01	37,959	$341,931	0.00%	0.42%
2005	8.97	20,236	181,517	0.00%	17.90%
2004	7.61	18,906	143,842	0.00%	21.59%
2003	6.26	13,445	84,129	0.00%	30.39%
2002	4.80	10,618	50,952	0.00%	(47.03%)
07/09/2001 - 12/31/2001 (4)	9.06	1,965	17,806	0.00%	(8.34%)

Real Estate (13)
01/01/2006 - 09/30/2006 (3)	$31.07	64,646	$2,008,509	0.60%	24.57%
2005	24.94	58,336	1,455,017	0.96%	16.79%
2004	21.36	52,194	1,114,695	3.04%	37.62%
2003	15.52	37,134	576,270	3.85%	37.52%
2002	11.28	9,680	109,239	3.86%	(0.32%)
2001 (4)	11.32	2,659	30,098	6.22%	8.79%

See Notes to Financial Statements	See explanation of references on SAQ-25

SAQ-24

PACIFIC SELECT EXEC SEPARATE ACCOUNT
FINANCIAL HIGHLIGHTS (Continued)

				Ratios of
	AUV at	Number		Investment
	End of	of	Total	Income to
	Year or	Units	Net	Average Net	Total
For the Year or Period Ended	Period	Outstanding	Assets	Assets (1)	Returns (2)

VN Small-Cap Value
01/01/2006 - 09/30/2006 (3)	$12.35	1,513	$ 18,686	0.00%	8.77%
05/06/2005 - 12/31/2005	11.36	782	8,885	1.11%	13.56%

II
01/01/2006 - 09/30/2006 (3)	$13.28	896	$ 11,899	0.00%	2.89%
2005	12.91	916	11,825	0.43%	13.92%
10/19/2004 - 12/31/2004	11.33	945	10,713	1.24%	13.33%

III
01/01/2006 - 09/30/2006 (3)	$14.17	537	$ 7,618	0.00%	9.24%
2005	12.98	550	7,130	0.00%	15.13%
10/19/2004 - 12/31/2004	11.27	567	6,392	0.00%	12.70%

V
01/01/2006 - 09/30/2006 (3)	$12.82	896	$ 11,483	0.00%	3.91%
2005	12.34	916	11,299	0.63%	7.81%
10/19/2004 - 12/31/2004	11.44	945	10,816	2.68%	14.43%

Fidelity VIP Contrafund® Service Class 2
01/01/2006 - 09/30/2006 (3)	$11.44	15,505	$177,372	0.09%	4.67%
10/12/2005 - 12/31/2005	10.93	1,707	18,658	0.00%	9.29%

Fidelity VIP Growth Service Class 2 (5)
02/06/2006 - 09/30/2006 (3)	$10.14	162	$ 1,638	0.03%	1.42%

Fidelity VIP Mid Cap Service Class 2
01/01/2006 - 09/30/2006 (3)	$10.46	5,735	$ 59,991	0.01%	5.08%
12/12/2005 - 12/31/2005	9.95	95	947	0.00%	(0.46%)

Fidelity VIP Value Strategies Service Class 2 (5)
02/10/2006 - 09/30/2006 (3)	$10.26	28	$ 285	0.00%	2.57%

Mercury Basic Value V.I. Fund Class III (5)
06/07/2006 - 09/30/2006 (3)	$10.45	115	$ 1,207	0.00%	4.53%

Mercury Global Allocation V.I. Fund Class III
01/01/2006 - 09/30/2006 (3)	$11.19	2,217	$ 24,801	0.00%	9.64%
11/29/2005 - 12/31/2005	10.20	458	4,675	See (14)	2.04%

T. Rowe Price Blue Chip Growth Portfolio — II
01/01/2006 - 09/30/2006 (3)	$10.23	3,903	$ 39,922	0.00%	3.14%
11/21/2005 - 12/31/2005	9.92	733	7,272	0.90%	(0.83%)

T. Rowe Price Equity Income Portfolio — II
01/01/2006 - 09/30/2006 (3)	$10.99	2,694	$ 29,600	1.76%	10.58%
11/29/2005 - 12/31/2005	9.94	158	1,574	5.23%	(0.62%)

Van Eck Worldwide Hard Assets Fund
01/01/2006 - 09/30/2006 (3)	$13.42	3,582	$ 48,087	0.02%	10.91%
10/20/2005 - 12/31/2005	12.10	492	5,957	0.00%	21.04%

(1)	The investment income ratios represent the dividends, excluding distributions of capital gains, received by the Variable Accounts from the underlying portfolios, divided by the average daily net assets. These ratios are before the deduction of mortality and expense risk (“M&E”) charges that are assessed against policyholder accounts. The recognition of investment income by the Variable Accounts is affected by the timing of the declaration of dividends by the underlying portfolios in which the Variable Accounts invest. The ratios for periods of less than one full year are annualized.

(2)	Total returns reflect changes in unit value of the underlying portfolios and do not include deductions at the separate account or policy level for any M&E charges, cost of insurance charges, premium loads, administrative charges, maintenance fees, premium tax charges, surrender charges or other charges that may be incurred under a contract which, if incurred, would have resulted in lower returns. Total returns for periods of less than one full year are not annualized.

(3)	Unaudited.

(4)	Total returns were calculated through 12/28/01, the last business day of the fiscal year for the Separate Account.

(5)	Operations commenced during 2006 (See Note 1 to Financial Statements).

(6)	Prior to 02/01/2005, Concentrated Growth Variable Account was named I-Net Tollkeeper Variable Account.

(7)	Prior to 01/01/2006, Large-Cap Growth Variable Account was named Blue Chip Variable Account.

(8)	Prior to 05/01/2005, Fasciano Small Equity Variable Account was named Aggressive Equity Variable Account.

(9)	Small-Cap Value and Main Street Core Variable Accounts received investment income distributions during the period. The investment income ratios for these two Variable Accounts were less than 0.005%.

(10)	Prior to 01/01/2003, Main Street Core Variable Account was named Large-Cap Core Variable Account. Prior to 01/01/2002, the Variable Account was named Equity Income Variable Account.

(11)	Prior to 05/01/2001, Inflation Managed Variable Account was named Government Securities Variable Account.

(12)	Prior to 05/01/2003, Comstock Variable Account was named Strategic Value Variable Account.

(13)	Prior to 05/01/2002, Real Estate Variable Account was named REIT Variable Account.

(14)	Subsequent to its commencement of operations on 11/29/2005, the Mercury Global Allocation V.I. Class III Variable Account received its annual investment income distribution. The annualized investment income ratio was 25.20%. Prior to annualization the ratio was 2.28%.

See Notes to Financial Statements

SAQ-25

PACIFIC SELECT EXEC SEPARATE ACCOUNT
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
1. ORGANIZATION
     The Pacific Select Exec Separate Account (the “Separate Account”) is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and as of September 30, 2006 is comprised of forty-six subaccounts called Variable Accounts. The assets in each of the Variable Accounts invest in the corresponding portfolios or funds (each, a “Portfolio” and collectively, the “Portfolios”) of Pacific Select Fund, M Fund, Inc., Fidelity® Variable Insurance Products Funds, FAM Variable Series Funds, Inc. (BlackRock Variable Series Funds, Inc. effective October 2, 2006), T. Rowe Price Equity Series, Inc., and Van Eck Worldwide Insurance Trust (each, a “Fund” and collectively, the “Funds”) as follows:
Pacific Select Fund
International Value
International Small-Cap
Diversified Research
Equity
American Funds® Growth-Income
American Funds Growth
Technology
Short Duration Bond
Concentrated Growth
Diversified Bond
Growth LT
Focused 30
Health Sciences
Mid-Cap Value
Large-Cap Growth (formerly Blue Chip)
Capital Opportunities
International Large-Cap
Equity Index
Small-Cap Index
Fasciano Small Equity
Small-Cap Value
Multi-Strategy
Main Street® Core
Emerging Markets
Managed Bond
Inflation Managed
Money Market
High Yield Bond
Large-Cap Value
Comstock
Mid-Cap Growth
Real Estate
VN Small-Cap Value
M Fund, Inc.
Brandes International Equity (for Variable Account I)
Turner Core Growth (for Variable Account II)
Frontier Capital Appreciation (for Variable Account III)
Business Opportunity Value (for Variable Account V)
Fidelity Variable Insurance Products Funds
Fidelity VIP Contrafund® Service Class 2
Fidelity VIP Growth Service Class 2
Fidelity VIP Mid Cap Service Class 2
Fidelity VIP Value Strategies Service Class 2
FAM Variable Series Funds, Inc.
Mercury Basic Value V.I. Fund Class III
Mercury Global Allocation V.I. Fund Class III
T. Rowe Price Equity Series, Inc.
T. Rowe Price Blue Chip Growth Portfolio — II
T. Rowe Price Equity Income Portfolio — II
Van Eck Worldwide Insurance Trust
Van Eck Worldwide Hard Assets Fund
     American Funds is a registered trademark of American Funds Distributors, Inc., Main Street is a registered trademark of OppenheimerFunds, Inc., and Fidelity and Contrafund® are registered trademarks of FMR Co., Inc. Each Portfolio pursues different investment objectives and policies.
     The Separate Account organized and registered with the Securities and Exchange Commission (“SEC”) two new Variable Accounts that commenced operations on May 5, 2006: the International Small-Cap and Diversified Bond Variable Accounts. The Fidelity VIP Growth Service Class 2 Variable Account commenced operations on February 6, 2006; the Fidelity VIP Value Strategies Service Class 2 Variable Account commenced operations on February 10, 2006; and the Mercury Basic Value V.I. Fund Class III Variable Account commenced operations on June 7, 2006. There were no investments in Variable Account I as of September 30, 2006.
     The net assets of the Pacific Select Fund’s Aggressive Growth and Financial Services Portfolios (the “Acquired Portfolios”), the underlying portfolios for the Aggressive Growth and Financial Services Variable Accounts, were transferred to the Pacific Select Fund’s Mid-Cap Growth and Large-Cap Value Portfolios, (the “Surviving Portfolios”), the underlying portfolios for the Mid-Cap Growth and Large-Cap Value Variable Accounts, respectively, in exchange for shares of the Surviving Portfolios (the “Reorganization”). The Reorganization took place on April 28, 2006. In connection with the Reorganization, a total of 9,223 outstanding accumulation units (valued at $101,962) of the Aggressive Growth Variable Account were exchanged for 10,349 accumulation units with equal value of the Mid-Cap Growth Variable Account; and a total of 70,145 outstanding accumulation units (valued at $867,271) of the Financial Services Variable Account were exchanged for 70,106 accumulation units with equal value of the Large-Cap Value Variable Account.
     The net assets of the Pacific Select Fund’s Equity Income Portfolio, the underlying Portfolio for Equity Income Variable Account, was substituted by Pacific Select Fund’s American Funds Growth-Income Portfolio, the underlying Portfolio of American Funds Growth-Income Variable Account (the “Substitution”). The Substitution took place on April 28, 2006. In connection with the Substitution, a total of 17,221 outstanding accumulation units (valued at $236,196) of the Equity Income Variable Account were substituted by 20,605 accumulation units

SAQ-26

PACIFIC SELECT EXEC SEPARATE ACCOUNT
NOTES TO FINANCIAL STATEMENTS (Continued)
(Unaudited)
with equal value of the American Funds Growth-Income Variable Account.
     The Separate Account was established by Pacific Life & Annuity Company (“PL&A”), a wholly-owned subsidiary of Pacific Life Insurance Company (“Pacific Life”), on September 24, 1998 and commenced operations on August 15, 2000. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of PL&A. The assets of the Separate Account will not be charged with any liabilities arising out of any other business conducted by PL&A, but the obligations of the Separate Account, including benefits related to variable life insurance, are obligations of PL&A.
     The Separate Account funds individual flexible premium variable life insurance policies issued by PL&A. The assets of the Separate Account are carried at market value.
2. SIGNIFICANT ACCOUNTING POLICIES
     The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for investment companies which require management to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.
     A. Valuation of Investments
     Investments in shares of the Funds are valued at the reported net asset values of the respective Portfolios. Valuation of securities held by the Funds is discussed in the notes to their financial statements.
     B. Security Transactions and Investment Income
     Transactions are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost. Dividend income is recorded on the ex-dividend date and the amounts distributed to the Separate Account for its share of dividends are reinvested in additional full and fractional shares of the related Portfolios.
     C. Federal Income Taxes
     The operations of the Separate Account will be reported on the Federal income tax return of PL&A, which is taxed as a life insurance company under the provisions of the Tax Reform Act of 1986. Under current tax law, no Federal income taxes are expected to be paid by PL&A with respect to the operations of the Separate Account. PL&A will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any Federal income taxes that would be attributable to the policies.
3. CHARGES AND EXPENSES
     With respect to variable life insurance policies funded by the Separate Account, PL&A makes certain deductions from premiums to help pay for costs of distributing the policies and to pay state and local premium taxes, any other taxes that may be imposed, and to compensate PL&A for certain costs or lost investment opportunities resulting from our amortization and delayed recognition of certain policy expenses for Federal income tax purposes. PL&A also makes certain deductions from the net assets of each Variable Account for charges for the mortality and expense risks and administrative expenses PL&A assumes, cost of insurance, charges for optional benefits and any withdrawal and surrender charges. The operating expenses of the Separate Account are paid by PL&A.
4. RELATED PARTY AGREEMENT
     Pacific Select Distributors, Inc., a wholly-owned subsidiary of Pacific Life, serves as principal underwriter of variable life insurance policies funded by interests in the Separate Account, without remuneration from the Separate Account.

SAQ-27

PACIFIC SELECT EXEC SEPARATE ACCOUNT
NOTES TO FINANCIAL STATEMENTS (Continued)
(Unaudited)
5. PURCHASES AND SALES OF INVESTMENTS
     The cost of purchases and proceeds from sales of investments for the nine-month period ended September 30, 2006, were as follows:

Variable Accounts	Purchases	Sales
International Value	$82,996	$58,749
International Small-Cap (1)	50,932	596
Diversified Research	52,120	29,147
Equity	5,828	22,796
American Funds Growth-Income	297,276	17,371
American Funds Growth	98,273	19,061
Technology	27,692	19,220
Short Duration Bond	70,199	43,673
Concentrated Growth	4,963	7,616
Diversified Bond (1)	59,963	7,775
Growth LT	95,055	84,247
Focused 30	25,655	39,812
Health Sciences	53,556	57,299
Mid-Cap Value	362,499	127,770
Large-Cap Growth (2)	262,042	71,467
Capital Opportunities	19,860	6,883
International Large-Cap	224,188	150,062
Equity Index	138,488	115,336
Small-Cap Index	145,382	416,891
Fasciano Small Equity	54,469	49,020
Small-Cap Value	102,662	43,644
Multi-Strategy	47,470	58,641
Main Street Core	85,461	111,594
Emerging Markets	236,587	203,986
Managed Bond	177,691	188,738
Inflation Managed	136,939	184,394
Money Market	1,005,057	1,237,798
High Yield Bond	99,494	92,156
Large-Cap Value	1,151,239	169,004
Comstock	141,419	59,200
Mid-Cap Growth	212,849	39,936
Real Estate	278,352	96,525
VN Small-Cap Value	12,598	3,354
II	—	266
III	—	170
V	—	252
Fidelity VIP Contrafund® Service Class 2	170,142	13,963
Fidelity VIP Growth Service Class 2 (1)	1,793	218
Fidelity VIP Mid Cap Service Class 2	63,937	4,226
Fidelity VIP Value Strategies Service Class 2 (1)	330	52
Mercury Basic Value V.I. Fund Class III (1)	1,151	54
Mercury Global Allocation V.I. Fund Class III	22,398	3,453
T. Rowe Price Blue Chip Growth — II	35,443	3,053
T. Rowe Price Equity Income — II	29,876	3,328
Van Eck Worldwide Hard Assets	49,071	7,688

(1)	Operations commenced during 2006 (See Note 1 to Financial Statements).

(2)	The Large-Cap Growth Variable Account was formerly named Blue Chip Variable Account.

SAQ-28

PACIFIC SELECT EXEC SEPARATE ACCOUNT
NOTES TO FINANCIAL STATEMENTS (Continued)
(Unaudited)
6. CHANGES IN UNITS OUTSTANDING
     The changes in units outstanding for the nine-month period ended September 30, 2006 and for the periods or year December 31, 2005 were as follows:

	2006			2005
	Units	Units	Net Increase	Units	Units	Net Increase
Variable Accounts	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)
International Value	12,169	(9,976)	2,193	48,586	(44,484)	4,102
International Small-Cap (1)	5,364	(220)	5,144
Diversified Research	6,708	(4,899)	1,809	13,270	(15,016)	(1,746)
Equity	2,542	(4,842)	(2,300)	7,889	(5,175)	2,714
American Funds Growth-Income (2)	27,588	(3,094)	24,494	7,271	(1,055)	6,216
American Funds Growth (2)	9,854	(3,288)	6,566	9,246	(1,494)	7,752
Technology	4,972	(3,838)	1,134	8,490	(24,806)	(16,316)
Short Duration Bond	10,744	(8,206)	2,538	22,102	(7,380)	14,722
Concentrated Growth (3)	1,303	(1,830)	(527)	4,840	(2,593)	2,247
Diversified Bond (1)	5,655	(436)	5,219
Growth LT	19,768	(18,368)	1,400	48,547	(40,307)	8,240
Focused 30	2,037	(2,989)	(952)	4,326	(5,894)	(1,568)
Health Sciences	6,621	(6,890)	(269)	11,453	(4,759)	6,694
Mid-Cap Value	31,836	(19,377)	12,459	34,342	(17,050)	17,292
Large-Cap Growth (3)	47,122	(22,801)	24,321	60,446	(28,868)	31,578
Capital Opportunities	2,926	(1,485)	1,441	11,539	(4,828)	6,711
International Large-Cap	26,915	(20,389)	6,526	36,863	(30,970)	5,893
Equity Index	22,900	(20,518)	2,382	59,425	(24,527)	34,898
Small-Cap Index	24,246	(41,266)	(17,020)	44,470	(29,351)	15,119
Fasciano Small Equity (3)	8,230	(7,519)	711	12,377	(9,347)	3,030
Small-Cap Value	6,171	(3,119)	3,052	7,556	(3,718)	3,838
Multi-Strategy	5,781	(6,722)	(941)	8,202	(5,621)	2,581
Main Street Core	12,251	(14,762)	(2,511)	22,977	(11,868)	11,109
Emerging Markets	12,950	(10,971)	1,979	22,658	(8,121)	14,537
Managed Bond	40,180	(40,992)	(812)	55,221	(35,258)	19,963
Inflation Managed	20,713	(23,967)	(3,254)	41,679	(31,498)	10,181
Money Market	137,066	(156,310)	(19,244)	402,487	(295,633)	106,854
High Yield Bond	15,530	(14,937)	593	11,836	(15,847)	(4,011)
Large-Cap Value	101,440	(21,907)	79,533	38,621	(49,146)	(10,525)
Comstock	14,645	(7,308)	7,337	18,270	(7,044)	11,226
Mid-Cap Growth	25,403	(7,680)	17,723	6,911	(5,581)	1,330
Real Estate	10,615	(4,305)	6,310	12,292	(6,150)	6,142
VN Small-Cap Value (2)	1,128	(397)	731	946	(164)	782
II	—	(20)	(20)	—	(29)	(29)
III	—	(13)	(13)	—	(17)	(17)
V	—	(20)	(20)	—	(29)	(29)
Fidelity VIP Contrafund® Service Class 2 (4)	15,596	(1,798)	13,798	1,740	(33)	1,707
Fidelity VIP Growth Service Class 2 (1)	202	(40)	162
Fidelity VIP Mid Cap Service Class 2 (4)	6,164	(524)	5,640	97	(2)	95
Fidelity VIP Value Strategies Service Class 2 (1)	39	(11)	28
Mercury Basic Value V.I. Fund Class III (1)	121	(6)	115
Mercury Global Allocation V.I. Fund Class III (4)	2,384	(625)	1,759	489	(31)	458
T. Rowe Price Blue Chip Growth — II (4)	3,549	(379)	3,170	739	(6)	733
T. Rowe Price Equity Income — II (4)	2,924	(388)	2,536	160	(2)	158
Van Eck Worldwide Hard Assets (4)	4,047	(957)	3,090	521	(29)	492

(1)	Operations commenced during 2006 (See Note 1 to Financial Statements).

(2)	Operations commenced on May 6, 2005.

(3)	The Concentrated Growth, Large-Cap Growth, and Fasciano Small Equity Variable Accounts were formerly named I-Net Tollkeeper, Blue Chip, and Aggressive Equity Variable Accounts, respectively.

(4)	Operations commenced on October 12, 2005 for Fidelity VIP Contrafund® Service Class 2 Variable Account, December 12, 2005 for Fidelity VIP Mid Cap Service Class 2 Variable Account, November 29, 2005 for Mercury Global Allocation V.I. Fund Class III Variable Account and T. Rowe Price Equity Income — II Variable Account, November 21, 2005 for T. Rowe Price Blue Chip Growth — II Variable Account, and October 20, 2005 for Van Eck Worldwide Hard Assets Variable Account.

SAQ-29

INDEPENDENT AUDITORS’ REPORT
Pacific Life & Annuity Company:
We have audited the accompanying statements of financial condition of Pacific Life & Annuity Company (the Company) as of December 31, 2005 and 2004, and the related statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of Pacific Life & Annuity Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
DELOITTE & TOUCHE LLP
Costa Mesa, CA
February 24, 2006

PLA-1

Pacific Life & Annuity Company
STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2005	2004

	(In Thousands)
ASSETS
Investments:
Fixed maturity securities available for sale, at estimated fair value	$785,068	$847,639
Equity securities available for sale, at estimated fair value	14,402	9,166
Mortgage loans	59,199	56,813
Policy loans	1,719	1,447
Other investments	66,991	68,141

TOTAL INVESTMENTS	927,379	983,206
Cash and cash equivalents	94,286	39,836
Deferred policy acquisition costs	35,084	27,884
Premiums receivable	830	19,179
Reinsurance recoverables, net	21,104
Accrued investment income	8,795	9,002
Other assets	7,958	10,677
Separate account assets	490,922	345,099

TOTAL ASSETS	$1,586,358	$1,434,883

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Future policy benefits	$456,670	$354,472
Policyholder account balances	143,117	159,301
Group insurance segment liabilities	57,606	176,533
Other liabilities	28,029	19,533
Separate account liabilities	490,922	345,099

TOTAL LIABILITIES	1,176,344	1,054,938

Commitments and contingencies (Note 13)

Stockholder’s Equity:
Common stock — $1 par value; 5 million shares authorized; 2.9 million shares issued and outstanding	2,900	2,900
Paid-in capital	134,542	134,474
Retained earnings	245,672	204,224
Accumulated other comprehensive income	26,900	38,347

TOTAL STOCKHOLDER’S EQUITY	410,014	379,945

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$1,586,358	$1,434,883

See Notes to Financial Statements

PLA-2

Pacific Life & Annuity Company
STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2005	2004	2003

	(In Thousands)
REVENUES
Insurance premiums	$106,798	$65,096	$92,631
Policy fees	11,098	8,669	4,795
Net investment income	51,377	35,762	37,886
Net realized investment loss	(3,873)	(1,598)	(12,995)
Other income	2,813	1,986	637

TOTAL REVENUES	168,213	109,915	122,954

BENEFITS AND EXPENSES
Policy benefits paid or provided	130,457	84,900	106,868
Interest credited to policyholder account balances	5,307	6,221	5,477
Commission expenses	9,690	7,721	4,628
Operating expenses	12,648	12,507	16,915

TOTAL BENEFITS AND EXPENSES	158,102	111,349	133,888

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES (BENEFIT)	10,111	(1,434)	(10,934)
Provision for income taxes (benefit)	3,508	272	(5,400)

INCOME (LOSS) FROM CONTINUING OPERATIONS	6,603	(1,706)	(5,534)
Discontinued operations, net of income taxes	34,845	31,310	20,004

NET INCOME	$41,448	$29,604	$14,470

See Notes to Financial Statements

PLA-3

Pacific Life & Annuity Company
STATEMENTS OF STOCKHOLDER’S EQUITY

				Accumulated Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income	Total

	(In Thousands)

BALANCES, JANUARY 1, 2003	$2,900	$134,716	$160,150	$17,721	$315,487
Comprehensive income:
Net income			14,470		14,470
Unrealized gain on derivatives and securities available for sale, net				9,100	9,100

Total comprehensive income					23,570
Other equity adjustments		(164)			(164)

BALANCES, DECEMBER 31, 2003	2,900	134,552	174,620	26,821	338,893
Comprehensive income:
Net income			29,604		29,604
Unrealized gain on derivatives and securities available for sale, net				11,526	11,526

Total comprehensive income					41,130
Other equity adjustments		(78)			(78)

BALANCES, DECEMBER 31, 2004	2,900	134,474	204,224	38,347	379,945
Comprehensive income:
Net income			41,448		41,448
Unrealized loss on derivatives and securities available for sale, net				(11,447)	(11,447)

Total comprehensive income					30,001
Other equity adjustments		68			68

BALANCES, DECEMBER 31, 2005	$2,900	$134,542	$245,672	$26,900	$410,014

See Notes to Financial Statements

PLA-4

Pacific Life & Annuity Company
STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2005	2004	2003

	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) excluding discontinued operations	$6,603	($1,706)	($5,534)
Adjustments to reconcile net income (loss) excluding discontinued operations to net cash provided by operating activities:
Net accretion on fixed maturity securities	(699)	(1,582)	(3,596)
Depreciation and other amortization	229	156	229
Deferred income taxes	(141)	6,373	(3,131)
Net realized investment loss	3,873	1,598	12,995
Net change in deferred policy acquisition costs	(6,713)	(6,834)	(13,870)
Interest credited to policyholder account balances	5,307	6,221	5,477
Change in trading securities		13,159	42,840
Change in premiums receivable	18,349	(3,176)	8,157
Change in reinsurance recoverables, net	(21,104)
Change in accrued investment income	207	(558)	(999)
Change in future policy benefits	102,198	60,093	91,259
Change in other assets and liabilities	14,505	1,342	1,132

NET CASH PROVIDED BY OPERATING ACTIVITIES BEFORE DISCONTINUED OPERATIONS	122,614	75,086	134,959
Net cash used in operating activities of discontinued operations	(87,070)	(33,590)	(9,272)

NET CASH PROVIDED BY OPERATING ACTIVITIES	35,544	41,496	125,687

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed maturity and equity securities available for sale:
Purchases	(95,648)	(183,979)	(313,916)
Sales	79,349	39,531	39,713
Maturities and repayments	59,813	39,712	82,575
Repayments of mortgage loans	733	12,935	1,400
Purchases of mortgage loans	(3,231)	(14,546)	(43,175)
Change in policy loans	(272)	(99)	(440)
Other investing activity, net	(347)	(6,954)	(1,911)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	40,397	(113,400)	(235,754)

(Continued)
See Notes to Financial Statements

PLA-5

Pacific Life & Annuity Company
STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(Continued)	2005	2004	2003

	(In Thousands)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
Deposits	$34,245	$34,742	$114,162
Withdrawals	(55,736)	(48,053)	(20,001)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(21,491)	(13,311)	94,161

Net change in cash and cash equivalents	54,450	(85,215)	(15,906)
Cash and cash equivalents, beginning of year	39,836	125,051	140,957

CASH AND CASH EQUIVALENTS, END OF YEAR	$94,286	$39,836	$125,051

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid (received)	$29,607	($4,134)	$18,424

See Notes to Financial Statements

PLA-6

Pacific Life & Annuity Company
NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

Pacific Life & Annuity Company (PL&A) is a stock life insurance company domiciled in the State of Arizona and a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life). PL&A offers universal life insurance, term insurance, structured settlement annuities, guaranteed interest contracts (GICs), and variable annuities. PL&A is licensed to sell certain of its products in the state of New York.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). PL&A prepares its regulatory financial statements based on accounting practices prescribed or permitted by the Insurance Department of the State of Arizona (AZ DOI). These financial statements materially differ from those filed with regulatory authorities (Note 2).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In developing these estimates, management makes subjective and complex judgments that are inherently uncertain and subject to material change as facts and circumstances develop. Management has identified the following estimates as significant, as they involve a higher degree of judgment and are subject to a significant degree of variability: deferred policy acquisition costs (DAC), investment valuation, including other than temporary impairments, derivative valuation, liabilities for future policy benefits and provision for income taxes.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In June 2005, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights. This EITF addresses whether a partnership should be consolidated by one of its partners and evaluates what considerations are relevant in determining whether a general partner should consolidate a limited partnership. EITF Issue No. 04-5 is effective immediately for new agreements subsequent to July 1, 2005 and in the first quarter of 2006 for existing agreements prior to July 1, 2005 as a cumulative effect through retained earnings or as a retroactive restatement. Adoption of this EITF had no impact on PL&A’s financial statements for agreements subsequent to July 1, 2005 and is not expected to impact PL&A’s financial statements for agreements entered into prior to July 1, 2005.

In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FASB Interpretation No. (FIN) 46(R)-5, Implicit Variable Interests Under FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities. This FSP addresses whether a reporting entity has an implicit variable interest in a VIE that commonly arises in leasing arrangements among related parties, as well as other types of arrangements involving both related and unrelated parties. This FSP was effective in the second quarter of 2005 and had no impact on PL&A’s financial statements.

In March 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in Statement of Financial Accounting Standard (SFAS) No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of

PLA-7

settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation. FIN 47 was adopted in the fourth quarter of 2005 and did not have a significant impact on PL&A’s financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of Accounting Principles Board (APB) No. 29, Accounting for Nonmonetary Transactions. This statement eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 was effective for nonmonetary asset exchanges occurring beginning in the third quarter of 2005 and did not have a significant impact on PL&A’s financial statements.

Effective January 1, 2004, PL&A adopted Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 03-1, Accounting and Reporting by Insurance Enterprises for Certain Non Traditional Long-Duration Contracts and for Separate Accounts. SOP 03-1 addresses 1) separate account presentation; 2) accounting for an insurance company’s proportionate interest in separate accounts; 3) transfers of assets from the general account to a separate account; 4) valuation of certain insurance liabilities and policy features such as guaranteed minimum death benefits (GMDB) and annuitization benefits; and 5) accounting for sales inducements. In September 2004, the AICPA subsequently issued a Technical Practice Aid (TPA), which contains interpretive guidance on applying certain provisions of SOP 03-1. The interpretive guidance has been incorporated into the adoption of SOP 03-1. Adoption of SOP 03-1 did not have a material impact on PL&A’s financial statements.

Separate account assets and liabilities represent funds segregated for the benefit of certain contract holders who bear the investment risk. PL&A’s accounting is consistent with the provisions of SOP 03-1 relating to separate account reporting. For example, separate account assets and liabilities are equal and reported at fair value, and PL&A does not have any investments in separate accounts. Also, policyholder deposits and withdrawals, investment income, and related realized investment gains and losses are excluded from the amounts reported in the statements of operations, and fees charged on contract holder deposits and balances are included in revenues as policy fees and investment advisory fees. The adoption of these provisions of SOP 03-1 did not impact PL&A’s financial statements.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). FIN 46 addresses whether certain types of entities, referred to as variable interest entities (VIE), should be consolidated in PL&A’s financial statements. A VIE is an entity in which the equity investors lack certain essential characteristics of a controlling financial interest or that lacks sufficient equity to finance its own activities without financial support provided by other entities. A company is considered the primary beneficiary and must consolidate a VIE if it has a variable interest that will absorb a majority of the expected losses if they occur, receive a majority of the entity’s expected returns, or both. In December 2003, the FASB issued FIN 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46R). FIN 46R replaced FIN 46 to clarify and revise a number of key elements of FIN 46, including the definition of VIE and the treatment of fees paid to decision makers. The provisions of FIN 46R are to be applied immediately to VIEs created after December 31, 2003. The consolidation requirements for PL&A’s VIEs created prior to December 31, 2003, was effective in the fiscal year beginning January 1, 2005. The adoption of FIN 46R did not impact PL&A’s financial statements.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

In September 2005, the AICPA issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts. This SOP provides guidance on accounting for DAC on internal replacements or insurance and investment contracts other than those described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, and adoption is not expected to have a significant impact on PL&A’s financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle as well as changes required by a new accounting pronouncement. SFAS No. 154

PLA-8

eliminates the requirement in APB No. 20, Accounting Changes, to include the cumulative effect of changes in accounting principle in the statement of operations in the period of change. Instead, this statement requires retrospective application of changes in accounting principle to prior periods’ financials statements. This statement is effective for accounting changes and corrections of errors in the first quarter of 2006.

In November 2003, the FASB Task Force reached a partial consensus under EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This EITF required certain quantitative and qualitative disclosures for securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, which are impaired at the statement of financial condition date but for which an other than temporary impairment has not been recognized. The portions of this EITF on which consensus was reached were effective for financial statements for fiscal years ending after December 15, 2003. Effective December 31, 2003, the required disclosures were included in the notes to financial statements. In November 2005, the FASB issued FSP FAS No. 115-1 and FAS No. 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The guidance within the FSP is applicable to debt and equity securities that are within the scope of SFAS No. 115. The FSP nullifies certain requirements of EITF Issue No. 03-1 regarding the recognition of other than temporary impairments and restores the guidance for determination of other than temporary impairment to SFAS No. 115, EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The FSP adopts the disclosure requirements of EITF Issue No. 03-1. For other than temporarily impaired debt securities, the investor will account for the debt security as if the debt security was purchased on the measurement date of the other than temporary impairment. The discount or reduced premium recorded for the debt security would be amortized over the remaining life of the debt security as a yield adjustment. The FSP is effective for fiscal years beginning after December 15, 2005 and is not expected to have a significant impact on the PL&A’s financial statements.

INVESTMENTS

Fixed maturity and equity securities available for sale are reported at estimated fair value, with unrealized gains and losses, net of deferred income taxes and adjustments related to DAC, recorded as a component of other comprehensive income (OCI). For mortgage-backed securities and asset-backed securities included in fixed maturity securities available for sale, PL&A recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. For fixed rate securities, the net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. These adjustments are reflected in net investment income. Trading securities are reported at estimated fair value with changes in estimated fair value included in net realized investment loss.

Investment income consists primarily of interest and dividends, net investment income from partnership interests, prepayment fees on fixed maturity securities and mortgage loans, and income from certain derivatives. Interest is recognized on an accrual basis and dividends are recorded on the ex-dividend date. Amortization of premium and accretion of discount on fixed maturity securities is recorded using the effective interest method.

The estimated fair value of fixed maturity and equity securities is generally obtained from independent pricing services. For fixed maturity securities not able to be priced by independent services (generally private placement and low volume traded securities), an internally developed matrix is used. The matrix utilizes the fair market yield curves, provided by a major independent data service, which determines the discount yield based upon the security’s weighted-average life, rating, and liquidity spread. The estimated fair value of the security is calculated as the present value of the estimated cash flows discounted at the yield determined above. For those securities not priced externally or by the matrix, the estimated fair value is internally determined, utilizing various techniques in valuing complex investments with variable cash flows.

PLA-9

The following table identifies the estimated fair value of fixed maturity securities by pricing sources.

	December 31, 2005		December 31, 2004
	Fixed Maturities	% of Total	Fixed Maturities	% of Total
	at Estimated	Estimated	at Estimated	Estimated
	Fair Value	Fair Value	Fair Value	Fair Value

	(In Thousands)
Independent market quotations	$645,670	82.2%	$726,623	85.8%
Matrix-priced	81,389	10.4%	73,260	8.6%
Other methods	58,009	7.4%	47,756	5.6%

	$785,068	100.0%	$847,639	100.0%

The matrix-priced securities primarily consist of private placements and have an average duration of nine years and seven years as of December 31, 2005 and 2004, respectively.

PL&A assesses whether other than temporary impairments have occurred based upon PL&A’s case-by-case evaluation of the underlying reasons for the decline in estimated fair value. All securities with a gross unrealized loss at the statement of financial condition date are subjected to PL&A’s process for identifying other than temporary impairments with additional focus on securities with unrealized losses greater than 20% of net carrying amount. PL&A considers a wide range of factors, as described below, about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in PL&A’s evaluation of each security are assumptions and estimates about the operations of the issuer and its future earnings potential.

Considerations used by PL&A in the impairment evaluation process include, but are not limited to, the following:
•	The duration and extent that the estimated fair value has been below net carrying amount

•	Industry factors or conditions related to a geographic area that are negatively affecting the security

•	Underlying valuation of assets specifically pledged to support the credit

•	Past due interest or principal payments or other violation of covenants

•	Deterioration of the overall financial condition of the specific issuer

•	Downgrades by a rating agency

•	Ability and intent to hold the investment for a period of time to allow for a recovery of value

•	Fundamental analysis of the liquidity and financial condition of the specific issuer
Also, PL&A estimates the cash flows over the life of certain purchased beneficial interests in securitized financial assets. Based upon current information and events, if the estimated fair value of its beneficial interests is less than or equal to its net carrying amount and if there has been an adverse change in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other than temporary impairment is recognized.

Securities and purchased beneficial interests that are deemed to be other than temporarily impaired are written down to estimated fair value in the period the securities or purchased beneficial interest are deemed to be impaired.

Realized gains and losses on investment transactions are determined on a specific identification basis and are included in net realized investment loss. PL&A includes other than temporary impairment write-downs in net realized investment loss.

Mortgage loans, net of valuation allowances and write-downs, and policy loans are stated at unpaid principal balances.

Other investments primarily consist of partnership and joint venture interests and derivative instruments. Partnership and joint venture interests where PL&A does not have a controlling interest or a majority ownership are recorded under the cost or equity method of accounting depending on the equity ownership position.

PLA-10

All derivatives, whether designated in hedging relationships or not, are required to be recorded at estimated fair value. If the derivative is designated as a cash flow hedge, the effective portion of changes in the estimated fair value of the derivative is recorded in OCI and recognized in earnings when the hedged item affects earnings. For derivative instruments not designated as hedges, the change in estimated fair value of the derivative is recorded in net realized investment loss. Estimated fair value exposure is calculated based on the aggregate estimated fair value of all derivative instruments with each counterparty, net of collateral received, in accordance with legally enforceable counterparty master netting agreements. If the estimated fair value exposure to the counterparty is positive, the amount is reflected in other assets whereas, if the estimated fair value exposure to the counterparty is negative, the estimated fair value is included in other liabilities.

The periodic cash flows for all hedging derivatives are recorded consistent with the hedged item on an accrual basis. For derivatives that are hedging securities, these amounts are included in net investment income. For derivatives that are hedging liabilities, these amounts are included in interest credited to policyholder account balances. For derivatives not designated as hedging instruments, the periodic cash flows are reflected in net realized investment gain (loss) on an accrual basis. Upon termination of a cash flow hedging relationship, the accumulated amount in OCI is amortized into net investment income or interest credited to policyholder account balances over the remaining life of the hedged item.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all investments with an original maturity of three months or less.

DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new insurance business, principally commissions, medical examinations, underwriting, policy issue and other expenses, all of which vary with and are primarily associated with the production of new business, are deferred and recorded as an asset commonly referred to as DAC. As of December 31, 2005 and 2004, the carrying value of DAC was $35.1 million and $27.9 million, respectively.

For universal life, variable annuities and other investment-type contracts, acquisition costs are amortized through earnings in proportion to the present value of estimated gross profits (EGPs) from projected investment, mortality and expense margins and surrender charges over the estimated lives of the contracts. DAC related to term insurance policies is amortized through earnings over the premium-paying period of the related policies in proportion to premium revenues recognized, using assumptions and estimates consistent with those used in computing policy reserves. DAC related to certain unrealized components in OCI, primarily unrealized gains and losses on securities available for sale, is amortized directly to equity through OCI.

Significant assumptions in the development of EGPs include investment returns, surrender and lapse rates, interest spreads, and mortality margins. The Company’s long-term assumption for the underlying separate account investment return ranges up to 8.0%.

A change in the assumptions utilized to develop EGPs, commonly referred to as unlocking, results in a change to amounts expensed in the reporting period in which the change was made by adjusting the DAC balance to the level DAC would have been had the EGPs been calculated using the new assumptions over the entire amortization period. In general, favorable experience variances result in increased expected future profitability and may lower the rate of DAC amortization, whereas unfavorable experience variances result in decreased expected future profitability and may increase the rate of DAC amortization. All critical assumptions utilized to develop EGPs are routinely evaluated and necessary revisions are made to future EGPs to the extent that actual or anticipated experience indicates such a prospective change.

PLA-11

Components of DAC are as follows:

	Years Ended December 31,
	2005	2004	2003

	(In Thousands)
Balance, January 1	$27,884	$21,023	$6,795

Additions:
Capitalized during the year	11,190	11,697	15,110

Amortization:
Allocated to commission expenses	(3,362)	(3,469)	(817)
Allocated to operating expenses	(1,115)	(1,394)	(423)

Total amortization	(4,477)	(4,863)	(1,240)

Allocated to OCI net unrealized gains	487	27	358

Balance, December 31	$35,084	$27,884	$21,023

REINSURANCE RECOVERABLES, NET

Reinsurance recoverables and payables primarily include receivables and corresponding payables associated with the reinsurance of a terminated block on long-term disability business and the majority of its long-lived premium waiver liability to an unaffiliated reinsurer. The recoverable associated with this is $34.2 million as of December 31, 2005. Additionally, this recoverable was offset by a $12.0 million payable related to a coinsurance agreement with PacifiCare Health Systems, Inc. (PacifiCare) in connection with PL&A’s sale of its group insurance business (Note 2).

FUTURE POLICY BENEFITS

Future policy benefits, which consist primarily of structured settlement annuities, are equal to the present value of expected future payments using pricing assumptions, as applicable, for interest rates, mortality, morbidity, retirement age, and expenses. Interest rate assumptions ranged from 3.01% to 7.73%.

Estimates of future policy benefit reserves and liabilities are continually reviewed and, as experience develops, are adjusted as necessary. Such changes in estimates are included in earnings for the period in which such changes occur.

POLICYHOLDER ACCOUNT BALANCES

Policyholder account balances on universal life and investment-type contracts, such as fixed account liabilities and GICs, are valued using the retrospective deposit method and are equal to accumulated account values, which consist of deposits received, plus interest credited, less withdrawals and assessments. Interest credited to these contracts primarily ranged from 3.05% to 6.50%.

REVENUES, BENEFITS AND EXPENSES

Insurance premiums, annuity contracts with life contingencies and term insurance contracts, are recognized as revenue when due. Benefits and expenses are matched against such revenues to recognize profits over the lives of the contracts. This matching is accomplished by providing for reserves and liabilities for future policy benefits, expenses of contract administration and the amortization of DAC.

Receipts for universal life and investment-type contracts are reported as deposits to either policyholder account balances or separate account liabilities, and are not included in revenue. Policy fees consist of mortality charges, surrender charges and expense charges that have been earned and assessed against related account values during the period. The timing of policy fee revenue recognition is determined based on the nature of the fees. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in revenue over the periods benefited. Benefits and expenses include policy benefits and claims

PLA-12

incurred in the period that are in excess of related policyholder account balances, interest credited to policyholder account balances, expenses of contract administration and the amortization of DAC.

REINSURANCE

PL&A has reinsurance agreements with other insurance companies for the purpose of diversifying risk and limiting exposure on larger mortality and morbidity risks. To the extent that the assuming companies become unable to meet their obligations under these agreements, PL&A remains contingently liable. Amounts receivable from reinsurers for reinsurance of future policy benefits and unpaid losses are included in other assets. All assets associated with business reinsured on a yearly renewable term and modified coinsurance basis remain with and under the control of PL&A.

DEPRECIATION AND AMORTIZATION

Certain other assets are depreciated or amortized on the straight-line method over periods ranging from 3 to 10 years. Depreciation and amortization of certain other assets are included in operating expenses.

INCOME TAXES

PL&A is taxed as a life insurance company for Federal income tax purposes and is included in the consolidated Federal income tax return of its ultimate parent, Pacific Mutual Holding Company (PMHC). PL&A is allocated tax expense or benefit based principally on the effect of including its operations in the consolidated return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

SEPARATE ACCOUNTS

Separate accounts include variable annuity and life contracts. Separate account assets and liabilities are recorded at estimated fair value and represent legally segregated contract holder funds. Deposits to separate accounts, investment income and realized and unrealized gains and losses on the separate account assets accrue directly to contract holders and, accordingly, are not reflected in the statements of operations or cash flows. Amounts charged to the separate account for mortality, surrender and expense charges are included in revenues as policy fees.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments, disclosed in Notes 4, 5 and 7, has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is often required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts PL&A could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

PLA-13

2.	STATUTORY RESULTS

PL&A prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the AZ DOI, which is a comprehensive basis of accounting other than U.S. GAAP. The following are reconciliations of statutory capital and surplus and statutory net income as reported in the Annual Statement filed with AZ DOI for PL&A as compared to the amounts reported as stockholder’s equity and net income included on the accompanying financial statements prepared in accordance with U.S. GAAP:

	December 31,
	2005	2004

	(In Thousands)
Statutory capital and surplus	$359,344	$308,126
DAC	34,212	27,499
Accumulated other comprehensive income	22,230	33,502
Asset valuation reserve	13,606	7,342
Interest maintenance reserve	3,781	5,689
Non-admitted assets	1,553	7,124
Partnerships and joint ventures	(1,352)	2,044
Deferred income taxes	(6,041)	4
Insurance and annuity reserves	(10,795)	(10,498)
Other	(6,524)	(887)

Stockholder’s equity as reported herein	$410,014	$379,945

	Years Ended December 31,
	2005	2004	2003

	(In Thousands)
Statutory net income	$37,074	$34,653	$1,165
DAC	6,713	6,834	13,870
Partnerships and joint ventures	2,013	8,038	(2,150)
Derivatives	(109)	(580)	(1,326)
Insurance and annuity reserves	(144)	(6,944)	(5,782)
Net realized gain (loss) on trading securities	(255)	(533)	62
Interest maintenance reserve	(1,908)	(1,749)	1,114
Deferred income taxes	(1,987)	(10,930)	6,623
Other	51	815	894

Net income as reported herein	$41,448	$29,604	$14,470

RISK-BASED CAPITAL

Risk-based capital is a method developed by the National Association of Insurance Commissioners to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. The adequacy of a company’s actual capital is measured by the risk-based capital results, as determined by the formulas. Companies below minimum risk-based capital requirements are classified within certain levels, each of which requires specified corrective action. As of December 31, 2005 and 2004, PL&A exceeded the minimum risk-based capital requirements.

PLA-14

DIVIDEND RESTRICTIONS

The maximum amount of ordinary dividends that can be paid by PL&A to Pacific Life without restriction cannot exceed the lesser of 10% of statutory surplus as regards to policyholders, or the statutory net gain from operations. Based on this limitation and 2005 statutory results, PL&A could pay $35.4 million in dividends in 2006 without prior regulatory approval. No dividends were paid during 2005, 2004 and 2003.

3.	DISCONTINUED OPERATIONS

On April 27, 2005 (Closing Date), a transaction was closed whereby PL&A and Pacific Life sold their group insurance segment business to PacifiCare. The transaction is structured as a coinsurance arrangement whereby PL&A and Pacific Life will cede to PacifiCare future premiums received for their existing group insurance segment business and PacifiCare will assume future claim liabilities as of and following the Closing Date. Group insurance segment liabilities arising prior to the Closing Date will not be reinsured. PacifiCare also obtained renewal rights for the existing business as of the Closing Date.

Operating results of discontinued operations, relating to the group insurance segment, were as follows:

	Years Ended December 31,
	2005	2004	2003

	(In Thousands)
Revenues	$201,147	$757,856	$935,903
Benefits and expenses	170,331	709,416	905,636

Income from discontinued operations	30,816	48,440	30,267
Provision for income taxes	10,792	17,130	10,263

Income from discontinued operations, net of tax	20,024	31,310	20,004

Net gain on sale of discontinued operations	22,802
Provision for income taxes	7,981

Net gain on sale of discontinued operations, net of taxes	14,821	—	—

Discontinued operations, net of taxes	$34,845	$31,310	$20,004

Included in revenues from discontinued operations for the year ended December 31, 2005 is direct premiums of $502.7 million, net of premiums ceded of $313.2 million.

Group insurance segment liabilities consist of future policy benefits, such as reserves for group health and group life, of $44.0 million and $128.0 million, and other liabilities of $13.6 million and $48.5 million as of December 31, 2005 and 2004, respectively. Reserves for group health contracts are based on actual experience and morbidity assumptions. Liabilities for unpaid claims and claim expenses for group health contracts include estimates of claims that have been reported but not settled and estimates of claims incurred but not reported, based on PL&A’s historical claims development patterns and other actuarial assumptions. Group life insurance reserves, including premium waivers, are based on various tabular methods and actual loss experience. Disabled life reserves are determined using various tabular reserve methods. Interest rate assumptions ranged from 2.3% to 3.0% for 2005, 2004 and 2003.

Fixed assets related to discontinued operations of $4.4 million and $4.6 million as of the Closing Date and December 31, 2004, respectively, were transferred to PacifiCare and disposed of in connection with the sale.

PLA-15

4.	INVESTMENTS

The net carrying amount, gross unrealized gains and losses, and estimated fair value of fixed maturity and equity securities available for sale are shown below. The net carrying amount represents amortized cost adjusted for other than temporary declines in value and changes in the estimated fair value of fixed maturity securities. The estimated fair value of publicly traded securities is based on quoted market prices. For securities not actively traded, fair values were estimated based on amounts provided by independent pricing services specializing in matrix pricing and modeling techniques. PL&A also estimates certain fair values based on interest rates, credit quality and average maturity utilizing matrix pricing and other modeling techniques.

	Net
	Carrying	Gross Unrealized		Estimated
	Amount	Gains	Losses	Fair Value

	(In Thousands)
As of December 31, 2005:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$18,999	$1,890	$108	$20,781
Obligations of states and political subdivisions	50,059	631	1,097	49,593
Foreign governments	36,000	2,509		38,509
Corporate securities	448,519	37,565	3,481	482,603
Mortgage-backed and asset-backed securities	196,474	2,265	5,158	193,581
Redeemable preferred stock	1			1

Total fixed maturity securities	$750,052	$44,860	$9,844	$785,068

Total equity securities	$13,684	$726	$8	$14,402

As of December 31, 2004:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$18,319	$1,050	$26	$19,343
Obligations of states and political subdivisions	50,149	650	1,247	49,552
Foreign governments	38,228	1,592	158	39,662
Corporate securities	518,048	47,115	2,391	562,772
Mortgage-backed and asset-backed securities	170,877	2,782	1,890	171,769
Redeemable preferred stock	4,001	540		4,541

Total fixed maturity securities	$799,622	$53,729	$5,712	$847,639

Total equity securities	$3,372	$5,830	$36	$9,166

PLA-16

The net carrying amount and estimated fair value of fixed maturity securities available for sale as of December 31, 2005, by contractual repayment date of principal, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Net
	Carrying	Gross Unrealized		Estimated
	Amount	Gains	Losses	Fair Value

	(In Thousands)
Due in one year or less	$56,294	$300	$233	$56,361
Due after one year through five years	108,315	1,501	2,133	107,683
Due after five years through ten years	65,912	6,682	190	72,404
Due after ten years	323,057	34,112	2,130	355,039

	553,578	42,595	4,686	591,487
Mortgage and asset-backed securities	196,474	2,265	5,158	193,581

Total	$750,052	$44,860	$9,844	$785,068

PLA-17

The following tables present the number of investments and the estimated fair value and gross unrealized losses for fixed maturity and other securities, which include equity securities available for sale and other cost method investments, where the estimated fair value had declined and remained below the net carrying amount.

	Total
			Gross
		Estimated	Unrealized
	Number	Fair Value	Losses

		(In Thousands)
As of December 31, 2005:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	5	$6,613	($108)
Obligations of states and political subdivisions	4	24,698	(1,097)
Corporate securities	126	138,835	(3,481)
Federal agency mortgage-backed securities	19	157,321	(5,158)

Total fixed maturity securities	154	327,467	(9,844)
Total equity securities	10	3,255	(827)

Total	164	$330,722	($10,671)

	Less than 12 Months			12 Months or Greater
			Gross			Gross
		Estimated	Unrealized		Estimated	Unrealized
	Number	Fair Value	Losses	Number	Fair Value	Losses

		(In Thousands)			(In Thousands)
As of December 31, 2005:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	1	$404	($7)	4	$6,209	($101)
Obligations of states and political subdivisions	1	4,878	(122)	3	19,820	(975)
Corporate securities	57	62,326	(820)	69	76,509	(2,661)
Federal agency mortgage-backed securities	9	84,839	(2,135)	10	72,482	(3,023)

Total fixed maturity securities	68	152,447	(3,084)	86	175,020	(6,760)
Total equity securities	2	463	(124)	8	2,792	(703)

Total	70	$152,910	($3,208)	94	$177,812	($7,463)

PLA-18

	Total
			Gross
		Estimated	Unrealized
	Number	Fair Value	Losses

		(In Thousands)
As of December 31, 2004
U.S. Treasury securities and obligations of U.S. government authorities and agencies	4	$1,630	($25)
Obligations of states and political subdivisions	5	29,547	(1,248)
Foreign governments	1	2,070	(158)
Corporate securities	89	122,294	(2,391)
Federal agency mortgage-backed securities	12	81,597	(1,890)

Total fixed maturity securities	111	237,138	(5,712)
Total equity securities	11	6,510	(37)

Total	122	$243,648	($5,749)

	Less than 12 Months			12 Months or Greater
			Gross			Gross
		Estimated	Unrealized		Estimated	Unrealized
	Number	Fair Value	Losses	Number	Fair Value	Losses

		(In Thousands)			(In Thousands)
As of December 31, 2004
U.S. Treasury securities and obligations of U.S. government authorities and agencies	3	$839	($15)	1	$791	($10)
Obligations of states and political subdivisions	3	10,319	(351)	2	19,228	(897)
Foreign governments	1	2,070	(158)
Corporate securities	79	66,688	(666)	10	55,606	(1,725)
Federal agency mortgage-backed securities	6	47,091	(871)	6	34,506	(1,019)

Total fixed maturity securities	92	127,007	(2,061)	19	110,131	(3,651)
Total equity securities	2	1,049	(2)	9	5,461	(35)

Total	94	$128,056	($2,063)	28	$115,592	($3,686)

As of December 31, 2005, PL&A holds no fixed maturity securities with an unrealized loss greater than 20% of their carrying amount. As of December 31, 2005, PL&A held no equity securities with a material unrealized loss.

PLA-19

     Major categories of investment income and related investment expenses are summarized as follows:

	Years Ended December 31,
	2005	2004	2003

	(In Thousands)
Fixed maturity securities	$38,733	$22,411	$32,081
Equity securities	522	22	102
Trading securities		112	1,737
Mortgage loans	2,607	1,949	1,091
Cash equivalents	57	50	1,117
Other	10,254	11,401	2,719

Gross investment income	52,173	35,945	38,847
Investment expense	796	183	961

Net investment income	$51,377	$35,762	$37,886

Net investment income includes prepayment fees on fixed maturity securities and mortgage loans of zero, zero and $11.8 million as of December 31, 2005, 2004 and 2003, respectively.
     The components of net realized investment loss are as follows:

	Years Ended December 31,
	2005	2004	2003

	(In Thousands)
Fixed maturity securities:
Gross gains on sales	$1,039	$74	$350
Gross losses on sales	(677)
Other than temporary impairments	(4,086)	(1,684)	(13,468)
Other	(1)		80

Subtotal	(3,725)	(1,610)	(13,038)

Equity securities:
Gross gains on sales		139	983
Gross losses on sales	(13)	(95)
Other than temporary impairments		(505)	(1,360)
Other			61

Subtotal	(13)	(461)	(316)

Derivatives	839	836	(521)
Mortgage loans	(235)
Trading	(2)	584	1,257
Other investments	(737)	(947)	(377)

Total	($3,873)	($1,598)	($12,995)

PLA-20

The change in unrealized gain (loss) on investments in available for sale and trading securities is as follows:

	December 31,
	2005	2004	2003

	(In Thousands)
Available for sale securities:
Fixed maturity	($13,001)	$12,774	$11,088
Equity	(5,076)	5,351	61

Total	($18,077)	$18,125	$11,149

Trading securities	$0	($533)	$62

The cumulative unrealized gains on trading securities held as of December 31, 2005 and 2004 were zero.

Fixed maturity securities, which have been non-income producing for the 12 months preceding December 31, 2005 and 2004, totaled zero and $2.7 million, respectively.

As of December 31, 2005 and 2004, fixed maturity securities of $6.5 million and $6.6 million, respectively, were on deposit with state insurance departments to satisfy regulatory requirements. One security, a senior secured investment in the utilities industry, exceeds 10% of stockholder’s equity as of December 31, 2005 and 2004.

Mortgage loans on real estate are collateralized by properties primarily located throughout the U.S. As of December 31, 2005, approximately 51% and 26% of the collateral properties were located in Texas and California, respectively.

5.	DERIVATIVES AND HEDGING ACTIVITIES

PL&A utilizes derivative instruments to reduce its exposure to interest rate risk, foreign currency risk, and credit risk. The derivative financial instruments utilized by PL&A include interest rate swaps, credit default swaps and exchange traded futures contracts.

PL&A applies hedge accounting by designating derivative instruments as cash flow hedges on the date it enters into a derivative contract. PL&A formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. In this documentation, PL&A specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. PL&A formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. In certain circumstances, hedge effectiveness has been established because the derivative instrument was constructed such that all critical terms of the derivative exactly match the hedged risk in the hedged item.

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The following table is a reconciliation of the notional amount by derivative type and hedging strategy:

	December 31,			December 31,
	2004	Additions	Terminations	2005

	(In Thousands)
Cash flow hedges:
Interest rate swaps	$8,000		$3,000	$5,000

Derivatives not designated as hedging instruments:
Variable annuity riders	195,701	$108,975	8,180	296,496
Credit default swaps	13,000		3,000	10,000

	208,701	108,975	11,180	306,496

Total	$216,701	$108,975	$14,180	$311,496

The following table is a summary of estimated fair value by derivative type and hedging strategy:

	December 31,
	2005	2004

	(In Thousands)
Cash flow hedges:
Interest rate swaps	$170	$102

Derivatives not designated as hedging instruments:
Variable annuity riders	$741	$752
Credit default swaps	(322)	(286)

Total	$419	$466

Although the notional amounts of derivatives do not represent amounts that must be paid or received in the future, such amounts do provide an indication of their potential sensitivity to interest rates, as applicable. The market sensitivity of a derivative would approach that of a cash instrument having a face amount equal to the derivative’s notional amount.

CASH FLOW HEDGES

PL&A primarily uses interest rate swaps and interest rate futures contracts to manage its exposure to variability in cash flows due to changes in the benchmark interest rate. These cash flows include those associated with existing assets, as well as the forecasted interest cash flows related to anticipated investment purchases. Such anticipated investment purchases are considered probable to occur and are generally completed within 180 days of the inception of the hedge.

Interest rate swap agreements involve the exchange, at specified intervals, of interest payments resulting from the difference between fixed rate and floating rate interest amounts calculated by reference to an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party.

Financial futures contracts obligate the holder to buy or sell the underlying financial instrument at a specified future date for a set price and may be settled in cash or by delivery of the financial instrument. Price changes on futures are settled daily through the required margin cash flows. The notional amounts of the contracts do not represent future cash requirements, as PL&A intends to close out open positions prior to expiration.

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PL&A has not discontinued any cash flow hedges of anticipated transactions. PL&A did not record any ineffectiveness for cash flow hedges during the years ended December 31, 2005, 2004, and 2003. Over the next 12 months, PL&A anticipates that there will be no deferred gains or losses on derivative instruments in accumulated OCI that will be reclassified to earnings. For the year ended December 31, 2005, all of PL&A’s hedged forecasted transactions were determined to be probable of occurring. No component of the hedging instrument’s estimated fair value is excluded from the determination of effectiveness.

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS

PL&A issues certain insurance policies that are considered to have embedded derivatives. When it is determined that the embedded derivative possesses economic and risk characteristics that are not clearly and closely related to those of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, it is separated from the host contract and accounted for as a stand-alone derivative.

PL&A offers a rider on certain variable annuity contracts that guarantees net principal over a ten-year holding period. These embedded derivatives are recorded on the statements of financial condition in future policy benefits at estimated fair value, with changes in their estimated fair value recorded in net realized investment gain (loss).

PL&A also enters into credit default swaps without designating the derivatives as hedging instruments to economically reduce the exposure to credit risk in underlying securities for changes in the underlying security’s fair value attributable to changes in the obligor’s creditworthiness. These agreements involve the payment of fixed amounts at specific intervals in exchange for the protection from potential credit events associated with the underlying security.

CREDIT EXPOSURE

In accordance with legally enforceable counterparty master agreements, credit exposure is measured on a counterparty basis as the net positive aggregate estimated fair value net of any collateral received. PL&A attempts to limit its credit exposure by dealing with creditworthy counterparties, establishing risk control limits, executing legally enforceable master netting agreements, and obtaining collateral where appropriate. In addition, each counterparty is extensively reviewed to evaluate its financial stability before entering into each agreement and throughout the period that the financial instrument is owned. All of the credit exposure for PL&A from derivative contracts is with investment grade counterparties. PL&A has not incurred any losses on derivative financial instruments due to counterparty nonperformance.

Because exchange traded futures and options are transacted through a regulated exchange, and positions are marked to market and settled on a daily basis, PL&A has no exposure to credit related losses in the event of nonperformance by counterparties to such financial instruments. PL&A is required to pledge collateral for any futures contracts that are entered into. The amount of collateral that is required is determined by the exchange on which it is traded. PL&A currently pledges cash and U.S. Treasury Bills to satisfy this collateral requirement.

As of December 31, 2005, PL&A has no credit exposure to a counterparty.

6.	POLICYHOLDER LIABILITIES

FUTURE POLICY BENEFITS

Future policy benefits, primarily comprised of structured settlement annuity reserves, were $456.7 million and $354.5 million as of December 31, 2005 and 2004, respectively.

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POLICYHOLDER ACCOUNT BALANCES

The detail of the liability for policyholder account balances is as follows:

	December 31,
	2005	2004

	(In Thousands)
Fixed account liabilities	$129,893	$130,917
GICs	7,028	22,817
Variable universal life	6,196	5,567

Total	$143,117	$159,301

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair value of PL&A’s financial instruments are as follows:

	December 31, 2005		December 31, 2004
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

	(In Thousands)
Assets:
Fixed maturity and equity securities (Note 4)	$799,470	$799,470	$856,805	$856,805
Mortgage loans	59,199	60,359	56,813	57,748
Policy loans	1,719	1,719	1,447	1,447
Other invested assets	7,813	8,889	9,065	8,806
Derivative instruments			60	60
Cash and cash equivalents	94,286	94,286	39,836	39,836
Liabilities:
Fixed account liabilities	129,893	129,893	130,917	130,917
GICs	7,028	7,028	22,817	22,817
Derivative instruments	(589)	(589)	(508)	(508)
The following methods and assumptions were used to estimate the fair value of these financial instruments as of December 31, 2005 and 2004:

MORTGAGE LOANS

The estimated fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flows, using a market rate that is applicable to the yield, credit quality and average maturity of the composite portfolio.

POLICY LOANS

The carrying amounts of policy loans are a reasonable estimate of their fair values because interest rates are generally variable and based on current market rates.

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OTHER INVESTED ASSETS

The estimated fair value of the other invested assets is based on the ownership percentage of the underlying equity of the private equity investment.

DERIVATIVE INSTRUMENTS

Derivative instruments are reported at estimated fair value based on market quotations or internally established valuations consistent with external valuation models.

CASH AND CASH EQUIVALENTS

The carrying values approximate fair values due to the short-term maturities of these instruments.

FIXED ACCOUNT LIABILITIES

The estimated fair value of fixed account liabilities approximates carrying value and primarily includes policyholder deposits and accumulated credited interest.

GICs

The fair value of GICs is estimated using the rates currently offered for deposits with similar remaining maturities.

8.	COMPREHENSIVE INCOME

PL&A displays comprehensive income and its components on the accompanying statements of stockholder’s equity. OCI is shown net of reclassification adjustments and net of deferred income taxes. The disclosure of the gross components of OCI and related taxes is as follows:

	Years Ended December 31,
	2005	2004	2003

	(In Thousands)
Gross holding gain (loss):
Holding gain (loss) on securities available for sale	($17,364)	$20,210	($4,751)
Holding gain (loss) on derivatives	115	(321)	1,626
Income (taxes) benefit	6,037	(6,961)	1,084
Reclassification adjustment:
Realized loss on sale of securities available for sale	3,737	2,072	14,506
Realized (gain) loss on derivatives	(175)	192	(151)
Benefit for income tax	(1,247)	(792)	(4,982)
Net unrealized gain (loss) on discontinued operations, net of tax	(2,868)	(2,891)	1,535
Allocation of holding loss to DAC	487	27	358
Benefit for income tax	(169)	(10)	(125)

Total	($11,447)	$11,526	$9,100

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9.	EMPLOYEE BENEFIT PLANS

As a result of the sale of the group insurance segment business (Note 3), substantially all the employees of PL&A were terminated on the Closing Date. The following employee benefit plans were available to eligible employees prior to the sale.

PL&A permitted eligible employees to participate in a defined benefit pension plan provided by Pacific Life. Pacific Life allocated amounts to PL&A based on a percentage of salaries. PL&A’s share of net expense was $0.5 million, $2.2 million and $2.0 million for the years ended December 31, 2005, 2004 and 2003, respectively, and is included in income from discontinued operations. In addition, Pacific Life allocated actual expenses incurred as a result of the termination of PL&A employees, of $8.5 million for the year ended December 31, 2005, and is included in net gain on sale of discontinued operations.

PL&A permitted certain employees to defer a portion of cash compensation under a deferred compensation plan provided by Pacific Life. PL&A’s expense for this plan amounted to $0.3 million for each of the years ended December 31, 2005, 2004 and 2003 and is included in income from discontinued operations. The deferred compensation plan, which will be paid out over a term of ten years, will continue to accrue interest expense until paid out.

PL&A participated in a defined benefit health care plan and a defined benefit life insurance plan (the Plans) provided by Pacific Life. The Plans provided postretirement benefits for all eligible retirees and their dependents. Generally, qualified employees became eligible for these benefits if they reached normal retirement age, had been covered under Pacific Life’s policy as an active employee for a minimum continuous period prior to the date retired, and had an employment date before January 1, 1990. The Plans contain cost-sharing features such as deductibles and coinsurance, and require retirees to make contributions, which can be adjusted annually. Pacific Life’s commitment to qualified employees who retire after April 1, 1994 is limited to specific dollar amounts. Pacific Life reserves the right to modify or terminate the Plans at any time.

PL&A permitted eligible employees to participate in a defined contribution plan provided by Pacific Life. Pacific Life provided a voluntary Retirement Incentive Savings Plan (RISP) pursuant to Section 401(k) of the Internal Revenue Code covering all eligible employees. Pacific Life’s RISP matched 75% of each employee’s contribution, up to a maximum of 6% of eligible employee compensation, to an Employee Stock Ownership Plan (ESOP). The ESOP provided shares of Pacific LifeCorp common stock, Pacific Life’s immediate parent, to eligible employees. PL&A’s share of net expense was $1.1 million, $1.6 million and $1.7 million for the years ended December 31, 2005, 2004 and 2003, respectively, and is included in income from discontinued operations.

10.	INCOME TAXES

The provision for income taxes (benefit) is as follows:

	Years Ended December 31,
	2005	2004	2003

	(In Thousands)
Current	$3,649	($6,101)	($2,269)
Deferred	(141)	6,373	(3,131)

Provision for income taxes (benefit) from continuing operations	3,508	272	(5,400)
Provision for income taxes on discontinued operations	18,773	17,130	10,263

Total	$22,281	$17,402	$4,863

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The sources of PL&A’s provision for deferred taxes are as follows:

	Years Ended December 31,
	2005	2004	2003

	(In Thousands)
Policyholder reserves	$4,198	$2,577	($6,801)
DAC	2,106	1,960	4,170
Deferred compensation	556	105	(106)
Investment valuation	77	112	(6,491)
Hedging	10	524	25
Partnership income (loss)	(591)	5,366	2,144
Gain on reinsurance transaction	(2,279)
Other	(1,795)	691	436

Provision for deferred taxes	2,282	11,335	(6,623)
Provision for deferred taxes on discontinued operations	2,423	4,962	(3,492)

Provision for deferred taxes on continuing operations	($141)	$6,373	($3,131)

A reconciliation of the provision for income taxes (benefit) from continuing operations based on the prevailing corporate statutory tax rate to the provision reflected in the statements of operations is as follows:

	Years Ended December 31,
	2005	2004	2003

	(In Thousands)
Provision for income taxes (benefit) at the statutory rate	$3,538	($502)	($3,826)
Nontaxable investment income	(405)	(198)	(59)
Prior year taxes	375	972	(1,515)

Provision for income taxes (benefit) from continuing operations	$3,508	$272	($5,400)

PMHC is under continuous audit by the Internal Revenue Service (IRS). The IRS has audited PMHC’s consolidated Federal income tax returns through the tax year ended December 31, 2001 and is currently auditing tax years ended December 31, 2002 and 2003. PMHC is pursuing administrative appeals of many of the adjustments proposed by the IRS auditors and does not expect the results of the IRS audit activity to have a material adverse effect on PL&A’s financial position or results of operations.

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The deferred tax liability, net, included in other liabilities as of December 31, 2005 and 2004, is comprised of the following tax effected temporary differences:

	December 31,
	2005	2004

	(In Thousands)
Deferred tax assets:
Investment valuation	$7,728	$7,805
Policyholder reserves	3,348	7,546
Gain on reinsurance transaction	2,279
Deferred compensation	2,138	2,694
Hedging	1,651	1,661
Retirement benefits	1,055	1,055
Other	803	(992)

Total deferred tax assets	19,002	19,769

Deferred tax liabilities:
DAC	(8,822)	(6,716)
Partnership income	(5,982)	(6,573)

Total deferred tax liabilities	(14,804)	(13,289)

Deferred tax asset from operations, net	4,198	6,480
Deferred taxes on other comprehensive income and other	(14,449)	(20,577)

Deferred tax liability, net	($10,251)	($14,097)

11.	SEGMENT INFORMATION

PL&A has three operating segments: Investment Management, Annuities and Life Insurance. These segments are managed separately and have been identified based on differences in products and services offered. All other activity is included in Corporate and Other.

The Investment Management segment offers investment and annuity products to pension fund sponsors and other institutional investors primarily through its home office marketing team and other intermediaries. The Investment Management segment also offers structured settlement annuities through a nationwide network of brokers. This segment’s name was changed from Institutional Products during the year ended December 31, 2005.

The Annuities segment offers variable annuities to individuals and small businesses through National Association Securities Dealers firms, regional and national wirehouses, and financial institutions.

The Life Insurance segment offers universal life and other life insurance products to individuals, small businesses and corporations through independent producers working through a network of distribution channels.

Corporate and Other primarily includes investment income, expenses and assets not attributable to the operating segments. Corporate and Other also includes the elimination of intersegment revenues, expenses and assets. The group insurance segment is included in Corporate and Other as discontinued operations (Note 3).

PL&A uses the same accounting policies and procedures to measure segment net income and assets as it uses to measure its net income and assets. Net investment income and net realized investment gain (loss) are allocated based on invested assets purchased and held as is required for transacting the business of that segment. Overhead expenses are allocated based on services provided. Interest expense is allocated based on the short-term borrowing needs of the

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segment and is included in net investment income. The provision for income taxes (benefit) is allocated based on each segment’s actual tax provision.

The operating segments are allocated equity based on formulas determined by management and receive a fixed interest rate (debenture) return on their allocated equity. The debenture amount is reflected as investment expense in net investment income in the Corporate and Other segment and as investment income in the operating segments.

PL&A generates substantially all of its revenues and net income from customers located in the U.S. As of December 31, 2005 and 2004, PL&A had foreign investments of $120.0 million and $112.0 million, respectively.

Depreciation expense and capital expenditures are substantially all attributable to the group insurance segment. Depreciation expense related to continuing operations during each of the years ended December 31, 2005, 2004 and 2003 was $0.2 million. Depreciation expense for the group insurance segment was $0.4 million, $1.1 million and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively, which is included in income from discontinued operations. Capital expenditures during the years ended December 31, 2005, 2004 and 2003 were zero, $1.3 million and $1.9 million, respectively.

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The following is segment information as of and for the year ended December 31, 2005:

	Investment		Life	Corporate
	Management	Annuities	Insurance	and Other	Total

REVENUES	(In Thousands)
Insurance premiums	$107,496		($698)		$106,798
Policy fees	1,767	$6,571	2,760		11,098
Net investment income	28,131	6,088	623	$16,535	51,377
Net realized investment gain (loss)	707	716	(659)	(4,637)	(3,873)
Other income	13	2,669	131		2,813

Total revenues	138,114	16,044	2,157	11,898	168,213

BENEFITS AND EXPENSES
Policy benefits	129,307	340	810		130,457
Interest credited	1,019	3,996	292		5,307
Commission expenses	4,359	5,490	(159)		9,690
Operating expenses	2,392	11,419	(935)	(228)	12,648

Total benefits and expenses	137,077	21,245	8	(228)	158,102

Income (loss) from continuing operations before provision for income taxes (benefit)	1,037	(5,201)	2,149	12,126	10,111
Provision for income taxes (benefit)	363	(2,495)	702	4,938	3,508

Income (loss) from continuing operations	674	(2,706)	1,447	7,188	6,603
Discontinued operations, net of taxes				34,845	34,845

Net income (loss)	$674	($2,706)	$1,447	$42,033	$41,448

Total assets	$540,242	$622,465	$42,765	$380,886	$1,586,358
DAC	1,949	26,240	6,895		35,084
Separate account assets		465,412	25,510		490,922
Policyholder and contract liabilities	463,340	129,353	7,094		599,787
Separate account liabilities		465,412	25,510		490,922

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The following is segment information as of and for the year ended December 31, 2004:

	Investment		Life	Corporate
	Management	Annuities	Insurance	and Other	Total

REVENUES	(In Thousands)
Insurance premiums	$64,998		$98		$65,096
Policy fees	1,817	$3,923	2,929		8,669
Net investment income	25,436	4,412	501	$5,413	35,762
Net realized investment gain (loss)	(1,020)	1,400		(1,978)	(1,598)
Other income	13	1,872	101		1,986

Total revenues	91,244	11,607	3,629	3,435	109,915

BENEFITS AND EXPENSES
Policy benefits	83,686	267	947		84,900
Interest credited	2,151	3,826	244		6,221
Commission expenses	2,948	4,058	715		7,721
Operating expenses	2,138	9,312	474	583	12,507

Total benefits and expenses	90,923	17,463	2,380	583	111,349

Income (loss) from continuing operations before provision for income taxes (benefit)	321	(5,856)	1,249	2,852	(1,434)
Provision for income taxes (benefit)	(64)	(2,107)	442	2,001	272

Income (loss) from continuing operations	385	(3,749)	807	851	(1,706)
Discontinued operations, net of taxes				31,310	31,310

Net income (loss)	$385	($3,749)	$807	$32,161	$29,604

Total assets	$463,331	$480,817	$28,170	$462,565	$1,434,883
DAC	1,704	21,514	4,666		27,884
Separate account assets		328,451	16,648		345,099
Policyholder and contract liabilities	377,757	130,391	5,625		513,773
Separate account liabilities		328,451	16,648		345,099

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     The following is segment information for the year ended December 31, 2003:

	Investment		Life	Corporate
	Management	Annuities	Insurance	and Other	Total

REVENUES	(In Thousands)
Insurance premiums	$92,945		($314)		$92,631
Policy fees	1,155	$1,294	2,346		4,795
Net investment income	36,417	2,338	249	($1,118)	37,886
Net realized investment loss	(12,801)			(194)	(12,995)
Other income	8	567	62		637

Total revenues	117,724	4,199	2,343	(1,312)	122,954

BENEFITS AND EXPENSES
Policy benefits	106,676	1	191		106,868
Interest credited	2,611	2,752	114		5,477
Commission expenses	3,440	375	813		4,628
Operating expenses	1,839	13,471	1,200	405	16,915

Total benefits and expenses	114,566	16,599	2,318	405	133,888

Income (loss) from continuing operations before provision for income taxes (benefit)	3,158	(12,400)	25	(1,717)	(10,934)
Provision for income taxes (benefit)	1,105	(4,367)	(7)	(2,131)	(5,400)

Income (loss) from continuing operations	2,053	(8,033)	32	414	(5,534)
Discontinued operations, net of taxes				20,004	20,004

Net income (loss)	$2,053	($8,033)	$32	$20,418	$14,470

12.	TRANSACTIONS WITH AFFILIATES
PL&A provides underwriting and administrative services for Pacific Life under an administrative services agreement. Fees earned under this agreement were $5.5 million, $7.5 million and $8.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Pacific Life also provides sales, underwriting, investment and administrative services for PL&A under a separate administrative services agreement. Charges for these services were $35.0 million, $34.3 million and $38.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. As of December 31, 2005, PL&A reported $0.4 million as a net amount due from Pacific Life. A net amount due to Pacific Life as of December 31, 2004 was $1.9 million. PL&A did not have any amounts due to or from other affiliated companies as of December 31, 2005 and 2004.
In June 2003, PL&A entered into an agreement with Pacific Life to borrow up to $20 million at variable interest rates. PL&A did not utilize this borrowing facility during 2005 and 2004.

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13.	COMMITMENTS AND CONTINGENCIES
PL&A has outstanding commitments to make investments primarily in fixed maturity securities, mortgage loans, limited partnerships and other investments as follows (In Thousands):

Years Ending December 31:
2006	$11,850
2007 through 2010	7,235
2011 and thereafter

Total	$19,085

PL&A leased office facilities under various noncancelable operating leases prior to the sale of the group insurance segment business (Note 3). Substantially all operating leases were transferred to PacifiCare. PL&A is contingently liable (to a maximum of $16 million) for future rent and expense obligations related to one of these leases. Rent expense of $1.9 million, $6.3 million and $4.4 million for the years ended December 31, 2005, 2004 and 2003, respectively, were included in the income from discontinued operations.

PL&A is a respondent in a number of legal proceedings, some of which involve allegations for extra-contractual damages. In the opinion of management, the outcome of the foregoing proceedings is not likely to have a material adverse effect on the financial position or results of operations of PL&A.

PL&A has from time to time divested certain of its businesses. In connection with such divestitures, there may be lawsuits, claims and proceedings instituted or asserted against PL&A related to the period that the businesses were owned by PL&A or pursuant to indemnifications provided by PL&A in connection with the respective transactions, with terms that range in duration and often are not explicitly defined. Because the amounts of these types of indemnifications often are not explicitly stated, the overall maximum amount of the obligation under such indemnifications cannot be reasonably estimated. PL&A has not historically made significant payments for these indemnifications. The estimated maximum potential amount of future payments under these obligations is not determinable due to the lack of a stated maximum liability for certain matters, and therefore, no related liability has been recorded. Management believes that judgments, if any, against PL&A related to such matters are not likely to have a material adverse effect on the financial position or results of operations of PL&A.

PL&A provides routine indemnifications relating to lease agreements with various expiration dates. Based on historical experience and evaluation of the specific indemnities, management believes that judgments, if any, against PL&A related to such matters are not likely to have a material adverse effect on the financial position or results of operations of PL&A.

For all derivative contracts with a counterparty, PL&A enters into master agreements that may include a termination event clause associated with PL&A’s credit rating. If PL&A’s insurer financial strength rating falls below a specified level assigned by certain rating agencies or, in most cases, if one of the rating agencies ceases to provide an insurer financial strength rating, the counterparty can terminate the master agreement with payment due based on the estimated fair value of the underlying derivatives. As of December 31, 2005, PL&A did not approach the specified level.

PL&A operates in a business environment, which is subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk, investment market risk, credit risk and legal and regulatory changes.

Interest rate risk is the potential for interest rates to change, which can cause fluctuations in the value of investments, the liabilities for future policy benefits and the carrying amount of DAC. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, PL&A may have to sell assets prior to their maturity and realize losses. PL&A controls its exposure to this risk by utilizing, among other things, asset/liability matching techniques that attempt to match the duration of assets and liabilities and utilization of derivative instruments.

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Additionally, PL&A includes contractual provisions limiting withdrawal rights for certain of its products. PL&A’s GIC liabilities are not generally subject to surrender and can only be surrendered after a market value adjustment.

PL&A’s investments in equity related securities and results from its variable products, including the carrying amount of DAC, are subject to changes in equity prices and the capital markets.

Credit risk is the risk that issuers of investments owned by PL&A may default or that other parties may not be able to pay amounts due to PL&A. PL&A manages its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. The credit risk of financial instruments is controlled through credit approval procedures, limits and ongoing monitoring. Real estate and mortgage loan investment risks are limited by diversification of geographic location and property type. Management does not believe that significant concentrations of credit risk exist.

PL&A is also exposed to credit loss in the event of nonperformance by the counterparties to interest rate swap contracts and other derivative securities. PL&A manages this risk through credit approvals and limits on exposure to any specific counterparty and obtaining collateral. However, PL&A does not anticipate nonperformance by the counterparties. PL&A determines counterparty credit quality by reference to ratings from independent rating agencies or, where such ratings are not available, by internal analysis.

PL&A is subject to various state and Federal regulatory authorities. The potential exists for changes in regulatory initiatives, which can result in additional, unanticipated expense to PL&A. Existing Federal laws and regulations affect the taxation of life insurance or annuity products and insurance companies. There can be no assurance as to what, if any, cases might be decided or future legislation might be enacted, or if decided or enacted, whether such cases or legislation would contain provisions with possible negative effects on PL&A’s life insurance or annuity products.

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PACIFIC LIFE & ANNUITY COMPANY
Condensed Financial Statements
as of September 30, 2006 and December 31, 2005 and
for the nine months ended September 30, 2006 and 2005

Pacific Life & Annuity Company
CONDENSED STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2006	December 31,
	(Unaudited)	2005

	(In Thousands)
ASSETS
Investments:
Fixed maturity securities available for sale, at estimated fair value	$911,786	$785,068
Equity securities available for sale, at estimated fair value	14,848	14,402
Mortgage loans	40,752	59,199
Policy loans	1,891	1,719
Other investments	67,268	66,991

TOTAL INVESTMENTS	1,036,545	927,379
Cash and cash equivalents	8,281	94,286
Deferred policy acquisition costs	44,416	35,084
Premiums receivable	145	830
Reinsurance recoverables, net	27,872	21,104
Accrued investment income	10,690	8,795
Other assets	5,048	7,958
Separate account assets	682,727	490,922

TOTAL ASSETS	$1,815,724	$1,586,358

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Future policy benefits	$549,371	$456,670
Policyholder account balances	77,204	143,117
Group insurance segment liabilities	38,589	57,606
Other liabilities	40,701	28,029
Separate account liabilities	682,727	490,922

TOTAL LIABILITIES	1,388,592	1,176,344

Commitments and contingencies (Note 13)

Stockholder’s Equity:
Common stock — $1 par value; 5 million shares authorized; 2.9 million shares issued and outstanding	2,900	2,900
Paid-in capital	134,509	134,542
Retained earnings	265,090	245,672
Accumulated other comprehensive income	24,633	26,900

TOTAL STOCKHOLDER’S EQUITY	427,132	410,014

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$1,815,724	$1,586,358

See Notes to Condensed Financial Statements

PLA Q-1

Pacific Life & Annuity Company
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Nine Months Ended
	September 30,

	2006	2005

	(In Thousands)
REVENUES
Insurance premiums	$101,016	$66,303
Policy fees	11,287	7,520
Net investment income	50,633	37,214
Net realized investment gain (loss)	6,280	(2,714)
Other income	3,159	2,010

TOTAL REVENUES	172,375	110,333

BENEFITS AND EXPENSES
Policy benefits paid or provided	120,962	82,828
Interest credited to policyholder account balances	2,596	3,989
Commission expenses	9,743	7,545
Operating expenses	8,295	13,558

TOTAL BENEFITS AND EXPENSES	141,596	107,920

INCOME FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	30,779	2,413
Provision for income taxes	10,142	1,154

INCOME FROM CONTINUING OPERATIONS	20,637	1,259
Discontinued operations, net of income taxes	(1,219)	34,347

NET INCOME	$19,418	$35,606

See Notes to Condensed Financial Statements

PLA Q-2

Pacific Life & Annuity Company
CONDENSED STATEMENTS OF STOCKHOLDER’S EQUITY

				Accumulated Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income	Total

	(In Thousands)

BALANCES, JANUARY 1, 2005	$2,900	$134,474	$204,224	$38,347	$379,945
Comprehensive income:
Net income			35,606		35,606
Unrealized loss on derivatives and securities available for sale, net				(7,445)	(7,445)

Total comprehensive income					28,161
Other equity adjustments		74			74

BALANCES, SEPTEMBER 30, 2005 (Unaudited)	$2,900	$134,548	$239,830	$30,902	$408,180

BALANCES, JANUARY 1, 2006	$2,900	$134,542	$245,672	$26,900	$410,014
Comprehensive income:
Net income			19,418		19,418
Unrealized loss on derivatives and securities available for sale, net				(2,267)	(2,267)

Total comprehensive income					17,151
Other equity adjustments		(33)			(33)

BALANCES, SEPTEMBER 30, 2006 (Unaudited)	$2,900	$134,509	$265,090	$24,633	$427,132

See Notes to Condensed Financial Statements

PLA Q-3

Pacific Life & Annuity Company
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended
	September 30,

	2006	2005

	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income excluding discontinued operations	$20,637	$1,259
Adjustments to reconcile net income excluding discontinued operations to net cash provided by operating activities:
Net accretion on fixed maturity securities	(692)	(1,081)
Depreciation and other amortization	287	134
Deferred income taxes	11,463	(511)
Net realized investment (gain) loss	(6,280)	2,714
Net change in deferred policy acquisition costs	(10,829)	(3,934)
Interest credited to policyholder account balances	2,596	3,989
Change in premiums receivable	685	15,701
Change in reinsurance recoverables, net	(6,768)	(21,517)
Change in accrued investment income	(1,895)	(654)
Change in future policy benefits	92,701	62,063
Change in other assets and liabilities	5,604	11,844

NET CASH PROVIDED BY OPERATING ACTIVITIES BEFORE DISCONTINUED OPERATIONS	107,509	70,007
Net cash used in operating activities of discontinued operations	(20,535)	(63,569)

NET CASH PROVIDED BY OPERATING ACTIVITIES	86,974	6,438

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed maturity and equity securities available for sale:
Purchases	(244,297)	(78,869)
Sales	65,655	75,383
Maturities and repayments	58,322	23,043
Repayments of mortgage loans	35,568	563
Purchases of mortgage loans	(17,518)	(2,715)
Change in policy loans	(172)	(251)
Other investing activity, net	(2,028)	2,022

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(104,470)	19,176

(Continued) See Notes to Condensed Financial Statements

PLA Q-4

Pacific Life & Annuity Company
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended
	September 30,

(Continued)	2006	2005

	(In Thousands)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
Deposits	$36,849	$22,478
Withdrawals	(105,358)	(36,195)

NET CASH USED IN FINANCING ACTIVITIES	(68,509)	(13,717)

Net change in cash and cash equivalents	(86,005)	11,897
Cash and cash equivalents, beginning of year	94,286	39,836

CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,281	$51,733

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid (received)	($2,832)	$29,607

See Notes to Condensed Financial Statements

PLA Q-5

Pacific Life & Annuity Company
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)
1. ORGANIZATION AND DESCRIPTION OF BUSINESS
     Pacific Life & Annuity Company (PL&A) is a stock life insurance company domiciled in the State of Arizona and a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life). PL&A offers variable universal life insurance, universal life insurance, term insurance, structured settlement annuities, guaranteed interest contracts (GICs), and variable annuities. PL&A is licensed to sell certain of its products in the state of New York.
2. BASIS OF PRESENTATION
     The information set forth in the condensed statement of financial condition as of September 30, 2006 and the condensed statements of operations, stockholder’s equity and cash flows for the nine months ended September 30, 2006 and 2005 is unaudited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) have been condensed or omitted. The information reflects all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial position and results of operations of PL&A for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. The information included in these unaudited condensed financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2005.
     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     In developing these estimates, management makes subjective and complex judgments that are inherently uncertain and subject to material change as facts and circumstances develop. Management has identified the following estimates as significant, as they involve a higher degree of judgment and are subject to a significant degree of variability: deferred policy acquisition costs (DAC), investment valuation, including other than temporary impairments, derivative valuation, liabilities for future policy benefits and provision for income taxes.
3. NEW ACCOUNTING PRONOUNCEMENTS
     RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS
     In April 2006, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) on FASB Interpretation No. (FIN) 46(R)-6, Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R). This FSP addresses how an entity determines the variability to be considered in applying FIN 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46(R)). The variability affects the determination of whether an entity is a variable interest entity (VIE), which interests are variable interests in an entity, and which party is the primary beneficiary of the VIE. That variability affects any calculation of expected losses and expected residual returns, if such a calculation is necessary. FSP FIN 46(R)-6 is effective for PL&A beginning July 1, 2006. The adoption of FSP FIN 46(R)-6 did not impact PL&A’s condensed financial statements.
     Effective January 1, 2006, PL&A adopted FASB Statement of Financial Accounting Standard (SFAS) No. 154, Accounting Changes and Error Corrections. This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle as well as changes required by a new accounting pronouncement. It establishes, unless impracticable, retrospective application

PLA Q-6

as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Adoption has not impacted PL&A’s condensed financial statements.
     Effective January 1, 2006, PL&A adopted the FSP on SFAS No. 115-1 and SFAS No. 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The guidance within the FSP is applicable to debt and equity securities that are within the scope of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The FSP nullifies certain requirements of Emerging Issues Task Force (EITF) Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, regarding the recognition of other than temporary impairments and restores the guidance for determination of other than temporary impairment to SFAS No. 115, EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, and Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The FSP adopts the disclosure requirements of EITF Issue No. 03-1. For other than temporarily impaired debt securities, the investor will account for the debt security as if the debt security was purchased on the measurement date of the other than temporary impairment. The discount or reduced premium recorded for the debt security would be amortized over the remaining life of the debt security as a yield adjustment. Adoption did not have a significant impact on PL&A’s condensed financial statements.
     In June 2005, the EITF reached a consensus on EITF Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights. This EITF addresses whether a partnership should be consolidated by one of its partners and evaluates what considerations are relevant in determining whether a general partner should consolidate a limited partnership. EITF Issue No. 04-5 was effective immediately for new agreements subsequent to July 1, 2005 and in the first quarter of 2006 for existing agreements prior to July 1, 2005. The adoption of EITF Issue No. 04-5 had no impact on PL&A’s condensed financial statements.
     FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning January 1, 2008. PL&A is currently evaluating the impact of SFAS No. 157 on its condensed financial statements.
     In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There is a two-step evaluation process. The first step is recognition and a company must determine whether it is more likely than not that a tax position will be sustained. The second step is measurement. A company that meets the more likely than not tax position should measure the tax position at the largest amount of benefit that is greater than 50 percent chance of being realized upon ultimate settlement. FIN 48 is effective for PL&A beginning January 1, 2007. The adoption of FIN 48 is not expected to have a material impact on PL&A’s condensed financial statements.
     In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Instruments. SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. SFAS No. 155 (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (v) amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for PL&A beginning January 1, 2007. The adoption of SFAS No. 155 is not expected to have a material impact on the PL&A’s condensed financial statements.
     In September 2005, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts. This SOP provides guidance on accounting for DAC on internal replacements or

PLA Q-7

insurance and investment contracts other than those described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract resulting in a release of unamortized deferred acquisition costs, unearned revenue and deferred sales inducements associated with the replaced contract. The guidance in SOP 05-1 will be applied prospectively and is effective for PL&A for internal replacements beginning January 1, 2007. SOP 05-1 is not expected to have a material impact on the PL&A’s condensed financial statements.
4. STATUTORY FINANCIAL INFORMATION AND RESTRICTIONS
     STATUTORY ACCOUNTING PRACTICES
     PL&A prepares its regulatory financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Arizona (AZ DOI), which is a comprehensive basis of accounting other than U.S. GAAP. Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, valuing investments and certain assets and accounting for deferred income taxes on a different basis. PL&A does not have any permitted statutory accounting practices.
     STATUTORY NET INCOME AND SURPLUS
     Statutory net income of PL&A was $9.3 million and $33.3 million for the nine months ended September 30, 2006 and 2005, respectively. Statutory capital and surplus of PL&A was $369.6 million and $359.3 million as of September 30, 2006 and December 31, 2005, respectively.
     RISK-BASED CAPITAL
     Risk-based capital is a method developed by the National Association of Insurance Commissioners to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. The adequacy of a company’s actual capital is measured by the risk-based capital results, as determined by the formulas. Companies below minimum risk-based capital requirements are classified within certain levels, each of which requires specified corrective action. As of September 30, 2006 and December 31, 2005, PL&A exceeded the minimum risk-based capital requirements.
     DIVIDEND RESTRICTIONS
     The payment of dividends by PL&A to Pacific Life is subject to restrictions set forth in the State of Arizona insurance laws. The maximum amount of ordinary dividends that can be paid by PL&A to Pacific Life without restriction cannot exceed the lesser of 10% of statutory surplus as regards to policyholders, or the statutory net gain from operations. Based on this limitation and 2005 statutory results, PL&A could pay up to $35.4 million in dividends in 2006 without prior regulatory approval. No dividends were paid during 2006 and 2005.

PLA Q-8

5. DISCONTINUED OPERATIONS
     On April 27, 2005 (Closing Date), a transaction was closed whereby PL&A and Pacific Life sold their group insurance segment business to PacifiCare Health Systems, Inc. (PacifiCare). The transaction is structured as a coinsurance arrangement whereby PL&A and Pacific Life will cede to PacifiCare future premiums received for their existing group insurance segment business and PacifiCare will assume future claim liabilities following the Closing Date. Group insurance segment liabilities arising prior to the Closing Date will not be reinsured. PacifiCare also obtained renewal rights for the existing business as of the Closing Date.
     Operating results of discontinued operations, relating to the group insurance segment, were as follows:

	Nine Months Ended
	September 30,
	2006	2005

	(In Thousands)
Revenues	$3,859	$214,304
Benefits and expenses	5,259	185,056

Income (loss) from discontinued operations	(1,400)	29,248
Provision for income taxes (benefit)	(181)	10,242

Income (loss) from discontinued operations, net of tax	(1,219)	19,006

Net gain on sale of discontinued operations		23,602
Provision for income taxes		8,261

Net gain on sale of discontinued operations, net of taxes	—	15,341

Discontinued operations, net of taxes	($1,219)	$34,347

     Group insurance segment liabilities consist of future policy benefits, such as reserves for group health and group life, of $32.6 million and $44.0 million, and other liabilities of $6.0 million and $13.6 million and are included in other liabilities as of September 30, 2006 and December 31, 2005, respectively. Fixed assets related to discontinued operations of $4.4 million as of the Closing Date were transferred to PacifiCare and disposed of in connection with the sale.

PLA Q-9

6. DEFERRED POLICY ACQUISITION COSTS
     Components of DAC are as follows:

	Nine Months Ended
	September 30,
	2006	2005

	(In Thousands)
Balance, January 1	$35,084	$27,884

Additions:
Capitalized during the period	15,293	8,439

Amortization:
Allocated to commission expenses	(3,257)	(3,305)
Allocated to operating expenses	(1,207)	(1,200)

Total amortization	(4,464)	(4,505)

Allocated to OCI net unrealized (gains) losses	(1,497)	327

Balance, September 30	$44,416	$32,145

     For variable universal life, universal life, variable annuities and other investment-type contracts, acquisition costs are amortized through earnings in proportion to the present value of estimated gross profits (EGPs) from projected investment, mortality and expense margins and surrender charges over the estimated lives of the contracts. DAC related to term insurance policies is amortized through earnings over the premium-paying period of the related policies in proportion to premium revenues recognized, using assumptions and estimates consistent with those used in computing policy reserves. DAC related to certain unrealized components in other comprehensive income (OCI), primarily unrealized gains and losses on securities available for sale, is amortized directly to equity through OCI.
7. INVESTMENTS
     The net carrying amount, gross unrealized gains and losses, and estimated fair value of fixed maturity and equity securities available for sale are shown below. The net carrying amount represents amortized cost adjusted for other than temporary declines in value and changes in the estimated fair value of fixed maturity securities attributable to the hedged risk in a fair value hedge. The estimated fair value of publicly traded securities is based on quoted market prices. For securities not actively traded, fair values were estimated based on amounts provided by independent pricing services specializing in matrix pricing and modeling techniques. PL&A also estimates certain fair values based on interest rates, credit quality and average maturity utilizing matrix pricing and other modeling techniques.

PLA Q-10

	Net
	Carrying	Gross Unrealized		Estimated
	Amount	Gains	Losses	Fair Value

	(In Thousands)
As of September 30, 2006:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$6,741	$2	$59	$6,684
Obligations of states and political subdivisions	49,989	339	1,586	48,742
Foreign governments	35,000	1,484		36,484
Corporate securities	519,158	34,797	4,284	549,671
Mortgage-backed and asset-backed securities	270,660	3,588	4,044	270,204
Redeemable preferred stock	1			1

Total fixed maturity securities	$881,549	$40,210	$9,973	$911,786

Total equity securities	$13,820	$1,211	$183	$14,848

As of December 31, 2005:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$18,999	$1,890	$108	$20,781
Obligations of states and political subdivisions	50,059	631	1,097	49,593
Foreign governments	36,000	2,509		38,509
Corporate securities	448,519	37,565	3,481	482,603
Mortgage-backed and asset-backed securities	196,474	2,265	5,158	193,581
Redeemable preferred stock	1			1

Total fixed maturity securities	$750,052	$44,860	$9,844	$785,068

Total equity securities	$13,684	$726	$8	$14,402

     The net carrying amount and estimated fair value of fixed maturity securities available for sale as of September 30, 2006, by contractual repayment date of principal, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Net
	Carrying	Gross Unrealized		Estimated
	Amount	Gains	Losses	Fair Value

	(In Thousands)
Due in one year or less	$45,392	$101	$153	$45,340
Due after one year through five years	80,651	2,386	1,484	81,553
Due after five years through ten years	79,787	7,170	251	86,706
Due after ten years	405,059	26,965	4,041	427,983

	610,889	36,622	5,929	641,582
Mortgage-backed and asset-backed securities	270,660	3,588	4,044	270,204

Total	$881,549	$40,210	$9,973	$911,786

PLA Q-11

     The following tables present the number of investments, estimated fair value and gross unrealized losses for fixed maturity and other securities, which include equity securities available for sale and other cost method investments, where the estimated fair value had declined and remained below the net carrying amount.

	Total
			Gross
		Estimated	Unrealized
	Number	Fair Value	Losses

		(In Thousands)
As of September 30, 2006:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	4	$5,889	($59)
Obligations of states and political subdivisions	7	37,709	(1,586)
Corporate securities	140	161,791	(4,284)
Federal agency mortgage-backed securities	24	175,880	(4,044)

Total fixed maturity securities	175	381,269	(9,973)
Total equity securities	13	6,830	(1,066)

Total	188	$388,099	($11,039)

	Less than 12 Months			12 Months or Greater
			Gross			Gross
		Estimated	Unrealized		Estimated	Unrealized
	Number	Fair Value	Losses	Number	Fair Value	Losses

		(In Thousands)			(In Thousands)
As of September 30, 2006:
U.S. Treasury securities and obligations of U.S. government authorities and agencies				4	$5,889	($59)
Obligations of states and political subdivisions	3	$13,297	($203)	4	24,412	(1,383)
Corporate securities	25	73,268	(682)	115	88,523	(3,602)
Federal agency mortgage- backed securities	8	29,099	(121)	16	146,781	(3,923)

Total fixed maturity securities	36	115,664	(1,006)	139	265,605	(8,967)
Total equity securities	7	4,307	(304)	6	2,523	(762)

Total	43	$119,971	($1,310)	145	$268,128	($9,729)

PLA Q-12

	Total
			Gross
		Estimated	Unrealized
	Number	Fair Value	Losses

		(In Thousands)
As of December 31, 2005:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	5	$6,613	($108)
Obligations of states and political subdivisions	4	24,698	(1,097)
Corporate securities	126	138,835	(3,481)
Federal agency mortgage-backed securities	19	157,321	(5,158)

Total fixed maturity securities	154	327,467	(9,844)
Total equity securities	10	3,255	(827)

Total	164	$330,722	($10,671)

	Less than 12 Months			12 Months or Greater
			Gross			Gross
		Estimated	Unrealized		Estimated	Unrealized
	Number	Fair Value	Losses	Number	Fair Value	Losses

		(In Thousands)			(In Thousands)
As of December 31, 2005:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	1	$404	($7)	4	$6,209	($101)
Obligations of states and political subdivisions	1	4,878	(122)	3	19,820	(975)
Corporate securities	57	62,326	(820)	69	76,509	(2,661)
Federal agency mortgage- backed securities	9	84,839	(2,135)	10	72,482	(3,023)

Total fixed maturity securities	68	152,447	(3,084)	86	175,020	(6,760)
Total equity securities	2	463	(124)	8	2,792	(703)

Total	70	$152,910	($3,208)	94	$177,812	($7,463)

     As of September 30, 2006, PL&A held no fixed maturity securities with an unrealized loss greater than 20% of their carrying amount. As of September 30, 2006, PL&A held no equity securities with a material unrealized loss.

PLA Q-13

     Major categories of investment income and related investment expenses are summarized as follows:

	Nine Months Ended
	September 30,
	2006	2005

	(In Thousands)
Fixed maturity securities	$33,407	$24,589
Equity securities	458	253
Mortgage loans	1,943	1,859
Policy loans	47	42
Partnerships/joint ventures	13,597	10,019
Other	1,785	1,036

Gross investment income	51,237	37,798
Investment expense	604	584

Net investment income	$50,633	$37,214

     Net investment income had no prepayment fees on fixed maturity securities and mortgage loans for the nine months ended September 30, 2006 and 2005.
     The components of net realized investment gain (loss) are as follows:

	Nine Months Ended
	September 30,
	2006	2005

	(In Thousands)
Fixed maturity securities:
Gross gains on sales	$4,352	$1,005
Gross losses on sales	(648)	(677)
Other than temporary impairments		(4,085)
Other	36	(1)

Total fixed maturity securities	3,740	(3,758)

Equity securities:
Gross gains on sales	285
Gross losses on sales	(25)

Total equity securities	260	0

Derivatives	1,882	1,696
Trading	12	(2)
Other investments	386	(650)

Total	$6,280	($2,714)

PLA Q-14

     The cumulative unrealized gains on trading securities held as of September 30, 2006 and 2005 were zero.
     There were no fixed maturity securities, which have been non-income producing, for the twelve months preceding September 30, 2006 and December 31, 2005.
8. DERIVATIVES AND HEDGING ACTIVITIES
     PL&A utilizes derivative instruments to reduce its exposure to interest rate risk, foreign currency risk, and credit risk. The derivative financial instruments utilized by PL&A include interest rate swaps, credit default swaps and exchange traded futures contracts.
     The following table is a reconciliation of the notional amount by derivative type and hedging strategy:

	December 31,			September 30,
	2005	Additions	Terminations	2006

	(In Thousands)
Cash flow hedges:
Interest rate swaps	$5,000	$205,000		$210,000

Derivatives not designated as hedging instruments:
Variable annuity riders	296,496	184,346	$29,514	451,328
Credit default swaps	10,000		10,000	—
Other		138	8	130

	306,496	184,484	39,522	451,458

Total	$311,496	$389,484	$39,522	$661,458

     Although the notional amounts of derivatives do not represent amounts that must be paid or received in the future, such amounts do provide an indication of their potential sensitivity to interest rates, as applicable. The market sensitivity of a derivative would approach that of a cash instrument having a face amount equal to the derivative’s notional amount.
     The following table is a summary of estimated fair value by derivative type and hedging strategy:

	September 30,	December 31,
	2006	2005

	(In Thousands)
Cash flow hedges:
Interest rate swaps	$2,782	$170

Derivatives not designated as hedging instruments:
Variable annuity riders	$571	$741
Credit default swaps		(322)
Other	(9)

Total	$562	$419

PLA Q-15

     Credit exposure is measured on a counterparty basis as the net positive aggregate estimated fair value net of any collateral received, if any. The following table summarizes the notional amount and credit exposure for all derivatives for which PL&A has credit exposure to a counterparty:

	September 30, 2006
	Notional	Credit
	Amount	Exposure

	(In Thousands)
AA	$20,000	$724
A	190,000	2,058

Total	$210,000	$2,782

9. INCOME TAXES
     The provision for income taxes (benefit) is as follows:

	Nine Months Ended
	September 30,
	2006	2005

	(In Thousands)
Current	($1,321)	$1,665
Deferred	11,463	(511)

Provision for income taxes from continuing operations	10,142	1,154
Provision for income taxes from discontinued operations	(181)	18,503

Total	$9,961	$19,657

     A reconciliation of the provision for income taxes from continuing operations based on the prevailing corporate statutory tax rate to the provision reflected in the condensed statements of operations is as follows:

	Nine Months Ended
	September 30,
	2006	2005

	(In Thousands)
Provision for income taxes at the statutory rate	$10,772	$845
Nontaxable investment income	(343)	(202)
Prior year taxes	(287)	511

Provision for income taxes from continuing operations	$10,142	$1,154

     PL&A’s ultimate parent, Pacific Mutual Holding Company (PMHC), is under continuous audit by the Internal Revenue Service (IRS). The IRS has audited PMHC’s consolidated Federal income tax returns through the tax year ended December 31, 2003. PMHC is pursuing administrative appeals of many of the adjustments proposed by the IRS auditors and does not expect the results of the IRS audit activity to have a material adverse effect on PL&A’s condensed financial statements.

PLA Q-16

10. SEGMENT INFORMATION
     PL&A has three operating segments: Investment Management, Annuities and Life Insurance. These segments are managed separately and have been identified based on differences in products and services offered. All other activity is included in Corporate and Other.
     The Investment Management segment offers investment and annuity products to pension fund sponsors and other institutional investors primarily through its home office marketing team and other intermediaries. The Investment Management segment also offers structured settlement annuities through a nationwide network of brokers. This segment’s name was changed from Institutional Products during the year ended December 31, 2005.
     The Annuities segment offers variable annuities to individuals and small businesses through National Association Securities Dealers firms, regional and national wirehouses, and financial institutions.
     The Life Insurance segment offers variable universal life and other life insurance products to individuals, small businesses and corporations through independent producers working through a network of distribution channels.
     Corporate and Other primarily includes investment income, expenses and assets not attributable to the operating segments. Corporate and Other also includes the elimination of intersegment revenues, expenses and assets. The group insurance segment is included in Corporate and Other as discontinued operations (Note 5).
     PL&A uses the same accounting policies and procedures to measure segment net income and assets as it uses to measure its net income and assets. Net investment income and net realized investment gain (loss) are allocated based on invested assets purchased and held as is required for transacting the business of that segment. Overhead expenses are allocated based on services provided. Interest expense is allocated based on the short-term borrowing needs of the segment and is included in net investment income. The provision for income taxes (benefit) is allocated based on each segment’s actual tax provision.
     The operating segments are allocated equity based on formulas determined by management and receive a fixed interest rate (debenture) return on their allocated equity. The debenture amount is reflected as investment expense in net investment income in the Corporate and Other segment and as investment income in the operating segments.
     PL&A generates substantially all of its revenues and net income from customers located in the U.S. As of September 30, 2006 and December 31, 2005, PL&A had foreign investments with an estimated fair value of $133.0 million and $120.0 million, respectively.

PLA Q-17

     The following is segment information as of and for the nine months ended September 30, 2006:

	Investment		Life	Corporate
	Management	Annuities	Insurance	and Other	Total

	(In Thousands)

REVENUES
Insurance premiums	$99,337		$1,679		$101,016
Policy fees	1,176	$5,879	4,232		11,287
Net investment income	24,625	3,472	615	$21,921	50,633
Net realized investment gain	4,151	1,277		852	6,280
Other income	14	3,011	134		3,159

Total revenues	129,303	13,639	6,660	22,773	172,375

BENEFITS AND EXPENSES
Policy benefits	118,820	67	2,075		120,962
Interest credited	34	2,327	235		2,596
Commission expenses	4,013	4,875	855		9,743
Operating expenses	1,121	4,422	1,374	1,378	8,295

Total benefits and expenses	123,988	11,691	4,539	1,378	141,596

Income from continuing operations before provision for income taxes	5,315	1,948	2,121	21,395	30,779
Provision for income taxes	1,749	326	742	7,325	10,142

Income from continuing operations	3,566	1,622	1,379	14,070	20,637
Discontinued operations, net of taxes				(1,219)	(1,219)

Net income	$3,566	$1,622	$1,379	$12,851	$19,418

Total assets	$621,902	$760,076	$49,726	$384,020	$1,815,724
DAC	2,293	33,777	8,346		44,416
Separate account assets		653,391	29,336		682,727
Policyholder and contract liabilities	548,594	69,612	8,369		626,575
Separate account liabilities		653,391	29,336		682,727

PLA Q-18

     The following is segment information for the nine months ended September 30, 2005:

	Investment		Life	Corporate
	Management	Annuities	Insurance	and Other	Total

	(In Thousands)

REVENUES
Insurance premiums	$66,065		$238		$66,303
Policy fees	939	$4,492	2,089		7,520
Net investment income	20,475	4,522	457	$11,760	37,214
Net realized investment gain (loss)	777	1,704	(659)	(4,536)	(2,714)
Other income	11	1,907	92		2,010

Total revenues	88,267	12,625	2,217	7,224	110,333

BENEFITS AND EXPENSES
Policy benefits	81,920	239	669		82,828
Interest credited	854	2,936	199		3,989
Commission expenses	2,669	4,608	268		7,545
Operating expenses	1,875	11,589	382	(288)	13,558

Total benefits and expenses	87,318	19,372	1,518	(288)	107,920

Income (loss) from continuing operations before provision for income taxes (benefit)	949	(6,747)	699	7,512	2,413
Provision for income taxes (benefit)	332	(2,664)	211	3,275	1,154

Income (loss) from continuing operations	617	(4,083)	488	4,237	1,259
Discontinued operations, net of taxes				34,347	34,347

Net income (loss)	$617	($4,083)	$488	$38,584	$35,606

The following is segment information as of December 31, 2005:
Total assets	$540,242	$622,465	$42,765	$380,886	$1,586,358
DAC	1,949	26,240	6,895		35,084
Separate account assets		465,412	25,510		490,922
Policyholder and contract liabilities	463,340	129,353	7,094		599,787
Separate account liabilities		465,412	25,510		490,922

PLA Q-19

11. TRANSACTIONS WITH AFFILIATES
     Pacific Life provides general administrative and investment management services to PL&A under an administrative services agreement and product contract services relating to PL&A’s variable universal life insurance, other life insurance, variable annuities and investment management products under a separate services agreement. Amounts charged by Pacific Life to PL&A for these services were $13.3 million and $36.8 million for the nine months ended September 30, 2006 and 2005, respectively, and are included in operating expenses.
     Prior to the sale of the group insurance business to PacifiCare (Note 5), PL&A provided administrative services for Pacific Life under a services agreement. Amounts reimbursed to PL&A by Pacific Life for these services totaled $3.8 million for the nine months ended September 30, 2005 and is included in discontinued operations. PL&A also provides certain investment options in the Pacific Select Fund, an open-end management investment company in which Pacific Life is the investment adviser, and other administrative services relating to its offerings of variable products. Fees earned by PL&A for these services totaled $3.2 million and $2.0 million for the nine months ended September 30, 2006 and 2005, respectively, and are included in other income.
     In June 2003, PL&A entered into an agreement with Pacific Life to borrow up to $20 million at variable interest rates. PL&A did not utilize this borrowing facility during the nine months ended September 30, 2006 and the year ended December 31, 2005.
12. FEDERAL HOME LOAN BANK MEMBERSHIP
     PL&A is a member of the Federal Home Loan Bank of San Francisco (FHLB). In December 2006, PL&A became eligible to borrow from the FHLB amounts based on a percentage of statutory capital and surplus. In December 2006, PL&A could borrow amounts up to $102 million. Of this amount, half, or $51 million, can be borrowed for terms other than overnight, out to a maximum term of nine months. These borrowings are at variable rates of interest, collateralized by certain mortgage loan and government securities.
13. COMMITMENTS AND CONTINGENCIES
     COMMITMENTS
     PL&A has outstanding commitments to make investments primarily in fixed maturity securities, mortgage loans, limited partnerships and other investments as follows (In Thousands):

Twelve Months Ending September 30:
2007	$44,757
2008 through 2011	24,836
2012 and thereafter	500

Total	$70,093

     PL&A leased office facilities under various noncancelable operating leases prior to the sale of the group insurance segment business (Note 5). Substantially all operating leases were transferred to PacifiCare. PL&A is contingently liable (to a maximum of $16 million) for future rent and expense obligations related to one of these leases.
     CONTINGENCIES — LITIGATION
     PL&A is a respondent in a number of legal proceedings, some of which involve allegations for extra-contractual damages. In the opinion of management, the outcome of the foregoing proceedings is not likely to have a material adverse effect on the condensed financial statements of PL&A.

PLA Q-20

     CONTINGENCIES — OTHER
     PL&A has from time to time divested certain of its businesses. In connection with such divestitures, there may be lawsuits, claims and proceedings instituted or asserted against PL&A related to the period that the businesses were owned by PL&A or pursuant to indemnifications provided by PL&A in connection with the respective transactions, with terms that range in duration and often are not explicitly defined. Because the amounts of these types of indemnifications often are not explicitly stated, the overall maximum amount of the obligation under such indemnifications cannot be reasonably estimated. PL&A has not made any payments for these indemnifications. The estimated maximum potential amount of future payments under these obligations is not determinable due to the lack of a stated maximum liability for certain matters, and therefore, no related liability has been recorded. Management believes that judgments, if any, against PL&A related to such matters are not likely to have a material adverse effect on the condensed financial statements of PL&A.
     PL&A provides routine indemnifications relating to lease agreements with various expiration dates. Based on historical experience and evaluation of the specific indemnities, management believes that judgments, if any, against PL&A related to such matters are not likely to have a material adverse effect on the condensed financial statements of PL&A.
     For all derivative contracts with a counterparty, PL&A enters into master agreements that may include a termination event clause associated with PL&A’s credit rating. If PL&A’s insurer financial strength rating falls below a specified level assigned by certain rating agencies or, in most cases, if one of the rating agencies ceases to provide an insurer financial strength rating, the counterparty can terminate the master agreement with payment due based on the estimated fair value of the underlying derivatives. As of September 30, 2006, PL&A was above the specified level.

PLA Q-21

PACIFIC SELECT EXEC SEPARATE ACCOUNT

PART C. OTHER INFORMATION

Item 27. Exhibits

(1)	(a)	Minutes of Action of Board of Directors of PM Group Life Insurance Company (PL&A) dated July 1, 1998/1/

	(b)	Memorandum Establishing Separate Account/1/

(2)	Inapplicable

(3)	(a)	Form of Distribution Agreement Between PL&A and Pacific Mutual Distributors, Inc./1/

	(b)	Form of Selling Agreement Between Pacific Mutual Distributors, Inc. and Various Broker-Dealers/1/

(4)	(a)	Flexible Premium Variable Life Insurance Policy[9]

	(b)	Overloan Protection Rider (R05OLP-NY)[9]

	(c)	Spouse Term Rider (Form R98-SPT NY)[9]

	(d)	Children’s Term Rider (Form R98-CT NY)[9]

	(e)	Waiver of Charges (Form R98-WC NY)[9]

	(f)	Guaranteed Insurability Rider (Form R93-GI NY)[9]

	(g)	Disability Benefit Rider (Form R84-DB NY)[9]

(5)	Application for Flexible Premium Variable Life Insurance Policy & General Questionnaire[9]

(6)	(a)	Bylaws of PL&A/1/

	(b)	Articles of Incorporation of PM Group Life Insurance Company/1/

	(c)	Amended & Restated Articles of Incorporation for PM Group Life Insurance Company/1/

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(7)	Form of Reinsurance Contract /1/

(8)	(a)	Form of Participation Agreement between PL&A and Pacific Select Fund /1/

	(b)	Administrative Agreement Between PL&A and Pacific Life Insurance Company (Pacific Life) /1/

	(c)	M Fund Inc. Participation Agreement with Pacific Life Insurance Company and Pacific Life & Annuity Company /2/

	(d)	Participation Agreement between PL&A, PSD, American Funds Insurance Series, American Funds Distributors and Capital Research And Management Company /3/

	(e)	Addendum to Participation Agreement with Merrill Lynch Variable Series Funds, Inc. and FAM Distributors, Inc. /4/

	(f)	Participation Agreement with Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III and Fidelity Distributors Corporation /5/

	(g)	Participation Agreement with Merrill Lynch Variable Series Fund, Inc. and FAM Distributors, Inc. /6/

	(h)	Participation Agreement with T. Rowe Price Equity Series, Inc. and T. Rowe Price Investment Services, Inc. /7/

	(i)	Participation Agreement with Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation and Van Eck Corporation /8/

(9)	Inapplicable

(10)	Inapplicable

(11)	Form of Opinion and consent of legal officer of PL&A as to legality of Policies being registered

(12)	Inapplicable

(13)	Inapplicable

(14)	(a)	Consent of Independent Registered Public Accounting Firm

	(b)	Consent of Dechert

(15)	Inapplicable

(16)	Inapplicable

(17)	Memorandum Describing Issuance, Transfer and Redemption Procedures[9]

(18)	Powers of Attorney

/1/	Filed as part of Registration Statement on Form N-6 filed via EDGAR on July 1, 2003, File No. 333-106721, Accession Number 0001017062-03-001487.

/2/	Filed as part of Post-Effective Amendment No. 2 to the Registration Statement on Form N-6 filed via EDGAR on January 26, 2004, File No. 333-106721, Accession No. 0001193125-04-008896.

/3/	Filed as Exhibit 8(f) of Post-Effective Amendment No. 13 to the Registration Statement on Form N-4 via EDGAR on April 18, 2005, File No. 333-71081, Accession No. 0000892569-05-000248.

/4/	Filed as Exhibit 8(h) of Post-Effective Amendment No. 18 to the Registration Statement on Form N-6 via EDGAR on August 1, 2005, File No. 333-80825, Accession No. 0000892569-05-000557.

/5/	Filed as Exhibit 8(i) of Post-Effective Amendment No. 18 to the Registration Statement on Form N-6 via EDGAR on August 1, 2005, File No. 333-80825, Accession No. 0000892569-05-000557.

/6/	Filed as Exhibit 8(j) of Post-Effective Amendment No. 18 to the Registration Statement on Form N-6 via EDGAR on August 1, 2005, File No. 333-80825, Accession No. 0000892569-05-000557.

/7/	Filed as Exhibit 8(k) of Post-Effective Amendment No. 18 to the Registration Statement on Form N-6 via EDGAR on August 1, 2005, File No. 333-80825, Accession No. 0000892569-05-000557.

/8/	Filed as Exhibit 8(l) of Post-Effective Amendment No. 18 to the Registration Statement on Form N-6 via EDGAR on August 1, 2005, File No. 333-80825, Accession No. 0000892569-05-000557.

/9/	Filed in Registration Statement on Form N-6 filed via EDGAR on November 22, 2006, File No. 333-138906, Accession No. 0000892569-06-001403.

2

Item 28. Directors and Officers of Pacific Life & Annuity Company

Name and Address	Positions and Offices with Pacific Life

Thomas C. Sutton	Director, Chairman of the Board, and Chief Executive Officer
Khanh T. Tran	Director, Executive Vice President and Chief Financial Officer
David R. Carmichael	Director, Senior Vice President and General Counsel
Audrey L. Milfs	Director, Vice President and Corporate Secretary
James T. Morris	Chief Operating Officer
Michael A. Bell	Executive Vice President
Edward R. Byrd	Senior Vice President, Controller and Chief Accounting Officer
Brian D. Klemens	Vice President and Treasurer

The address for each of the persons listed above is as follows:

700 Newport Center Drive
Newport Beach, California 92660

Item 29. Persons Controlled by or Under Common Control with Pacific Life &
Annuity Company or Pacific Select Exec Separate Account.

The following is an explanation of the organization chart of Pacific Life & Annuity Company’s subsidiaries:

PACIFIC LIFE & ANNUITY COMPANY, SUBSIDIARIES & AFFILIATED ENTERPRISES
LEGAL STRUCTURE

Pacific Life & Annuity Company is an Arizona Stock Life Insurance Company wholly-owned by Pacific Life Insurance Company (a Nebraska Stock Life Insurance Company) which is wholly-owned by Pacific LifeCorp (a Delaware StockHolding Company) which is, in turn, 98% owned by Pacific Mutual Holding Company (a California Mutual Holding Company).

3

Item 30. Indemnification

(a)	The Distribution Agreement between Pacific Life & Annuity Company and Pacific Select Distributors, Inc. (PSD) provides substantially as follows:

Pacific Life & Annuity Company hereby agrees to indemnify and hold harmless PSD and its officers and directors, and employees for any expenses (including legal expenses), losses, claims, damages, or liabilities incurred by reason of any untrue or alleged untrue statement or representation of a material fact or any omission or alleged omission to state a material fact required to be stated to make other statements not misleading, if made in reliance on any prospectus, registration statement, post-effective amendment thereof, or sales materials supplied or approved by Pacific Life & Annuity Company or the Separate Account. Pacific Life & Annuity Company shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim. However, in no case shall Pacific Life & Annuity Company be required to indemnify for any expenses, losses, claims, damages, or liabilities which have resulted from the willful misfeasance, bad faith, negligence, misconduct, or wrongful act of PSD.

PSD hereby agrees to indemnify and hold harmless Pacific Life & Annuity Company, its officers, directors, and employees, and the Separate Account for any expenses, losses, claims, damages, or liabilities arising out of or based upon any of the following in connection with the offer or sale of the contracts: (1) except for such statements made in reliance on any prospectus, registration statement or sales material supplied or approved by Pacific Life or the Separate Account, any untrue or alleged untrue statement or representation is made; (2) any failure to deliver a currently effective prospectus; (3) the use of any unauthorized sales literature by any officer, employee or agent of PSD or Broker; (4) any willful misfeasance, bad faith, negligence, misconduct or wrongful act. PSD shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim.

(b)	The Form of Selling Agreement between Pacific Life & Annuity Company, Pacific Select Distributors, Inc. (PSD) and Various Broker-Dealers provides substantially as follows:

Pacific Life & Annuity Company and PSD agree to indemnify and hold harmless Selling Broker-Dealer and General Agent, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act, or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements made not misleading in the registration statement for the Contracts or for the shares of Pacific Select Fund (the “Fund”) filed pursuant to the 1933 Act, or any prospectus included as a part thereof, as from time to time amended and supplemented, or in any advertisement or sales literature approved in writing by Pacific Life & Annuity Company and PSD pursuant to Section IV.E. Of this Agreement.

Selling Broker-Dealer and General Agent agree to indemnify and hold harmless Pacific Life & Annuity Company, the Fund and PSD, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (a) any oral or written misrepresentation by Selling Broker- Dealer or General Agent or their officers, directors, employees or agents unless such misrepresentation is contained in the registration statement for the Contracts or Fund shares, any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement or sales literature approved in writing by Pacific Life & Annuity Company and PSD pursuant to Section IV.E. of this Agreement, (b) the failure of Selling Broker-Dealer or General Agent or their officers, directors, employees or agents to comply with any applicable provisions of this Agreement or (c) claims by Sub-agents or employees of General Agent or Selling Broker-Dealer for payments of compensation or remuneration of any type. Selling Broker-Dealer and General Agent will reimburse Pacific Life & Annuity Company or PSD or any director, officer, agent or employee of either entity for any legal or other expenses reasonably incurred by Pacific Life & Annuity Company, PSD, or such officer, director, agent or employee in connection with investigating or defending any such loss, claims, damages, liability or action. This indemnity agreement will be in addition to any liability which Broker-Dealer may otherwise have.

4

Item 31. Principal Underwriters

PSD also acts as principal underwriter for Pacific Select Separate Account, Pacific Select Variable Annuity Separate Account, Pacific Corinthian Variable Separate Account, Separate Account A, Separate Account B and Pacific Select Fund.

Name	Positions and Offices with Underwriter

Gerald W. Robinson	Director, Chairman & Chief Executive Officer
Michael A. Bell	Director & EVP
Adrian S. Griggs	Director, VP & Chief Financial Officer
Dewey Bushaw	SVP
Robert C. Hsu	SVP & Chief Information Officer
Edward R. Byrd	SVP, Controller & Chief Accounting Officer
Richard J. Schindler	SVP
Martha A. Gates	VP
Thomas Gibbons	VP, Tax
Brian D. Klemens	VP & Treasurer
M. Kathleen McWard	VP
Audrey L. Milfs	VP & Secretary
Alyce F. Peterson	VP
Gail L. Cobin	AVP
S. Kendrick Dunn	AVP, Compliance
Jane M. Guon	AVP & Assistant Secretary
Gail H. McIntosh	Assistant Secretary
Julia C. McKinney	Assistant Secretary
Michael T. McLaughlin	Assistant Secretary
Cheryl L. Tobin	Assistant Secretary
Stephen J. Toretto	Assistant Secretary

The principal business address of each of the above individuals is c/o Pacific Life Insurance Company, 700 Newport Center Drive, Newport Beach, California 92660.

Compensation from the Registrant.

		(3)
(1)	(2)	Compensation on
Name of	Net Underwriting	Events Occasioning	(4)	(5)
Principal	Discounts and	the Deduction of a	Brokerage	Other
Underwriter	Commissions	Deferred Sales Load	Commissions	Compensation

PSD	N/A	N/A	N/A	N/A

Item 32. Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules under that section will be maintained by Pacific Life at 700 Newport Center Drive, Newport Beach, California 92660.

Item 33. Management Services

     Not applicable

Item 34. Fee Representation

REPRESENTATION PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940: Pacific Life & Annuity Company and Registrant represent that the fees and charges to be deducted under the Variable Life Insurance Policy described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the Contract.

5

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Pacific Select Exec Separate Account of Pacific Life & Annuity Company has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Newport Beach, and State of California, on this 26th day of February, 2007.

PACIFIC SELECT EXEC SEPARATE ACCOUNT (Registrant)

BY: PACIFIC LIFE & ANNUITY COMPANY (Depositor)

By:

Thomas C. Sutton* Chief Executive Officer

*By:	/s/ DAVID R. CARMICHAEL

David R. Carmichael as attorney-in-fact

(Powers of Attorney are contained as Exhibit 18 in this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 for the Pacific Select Exec Separate Account, File No. 333-138906.)

6

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Pacific Life & Annuity Company has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized all in the City of Newport Beach, and State of California, on this 26th day of February, 2007.

BY: PACIFIC LIFE & ANNUITY COMPANY (Registrant)

By:

Thomas C. Sutton* Chief Executive Officer

*By:	/s/ DAVID R. CARMICHAEL

David R. Carmichael as attorney-in-fact

(Powers of Attorney are contained as Exhibit 18 in this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 for the Pacific Select Exec Separate Account, File No. 333-138906.)

7

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Thomas C. Sutton*	Director, Chairman of the Board and Chief Executive Officer	, 2007

Khanh T. Tran*	Director, Executive Vice President and Chief Financial Officer	, 2007

David R. Carmichael*	Director, Senior Vice President and General Counsel	, 2007

Audrey L. Milfs*	Director, Vice President and Corporate Secretary	, 2007

James T. Morris*	Chief Operating Officer	, 2007

Michael A. Bell*	Executive Vice President	, 2007

Edward R. Byrd*	Senior Vice President, Controller and Chief Accounting Officer	, 2007

Brian D. Klemens*	Vice President and Treasurer	, 2007

*By:	/s/ DAVID R. CARMICHAEL

	David R. Carmichael as attorney-in-fact	February 26, 2007

(Powers of Attorney are contained as Exhibit 18 in this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 for Pacific Select Exec Separate Account, File No. 333-138906.)

8